PROSPECTUS
                             FIDELITY BANCORP, INC.
                        Up to $1,725,000 of common stock
                              (Anticipated Maximum)

         Fidelity Bancorp, Inc. is offering for sale up to $1,725,000 of common stock in connection with a plan of merger conversion of First Pennsylvania Savings Association. First Pennsylvania Savings Association will convert from a Pennsylvania mutual savings association to a Pennsylvania stock association and simultaneously merge with and into Fidelity Bank, the wholly-owned subsidiary of Fidelity Bancorp, Inc.

         The actual purchase price per share cannot currently be determined because it will be equal to 95% of the average last sales price, or, average of the closing bid and closed asked quotations of Fidelity Bancorp, Inc's common stock, if there is no last sales price on the Nasdaq National Market for the ten trading days ending the day before the closing of the merger conversion. For the ten trading days ending on November 12, 2002, the average of the last sales price for a share of Fidelity Bancorp, Inc. common stock on the Nasdaq National market was approximately $18.72. If that price was the average market price for the ten trading days ending on the day before the closing of the merger conversion, the actual purchase price per share would be $17.79. Based solely on these estimates, Fidelity Bancorp, Inc. is making the following offering of common stock.


                                                    ----------------------------
                                                        MINIMUM         MAXIMUM
--------------------------------------------------------------------------------
Amount of Stock                                       $1,275,000      $1,725,000
--------------------------------------------------------------------------------
Total Expenses                                        $  250,000      $  250,000
--------------------------------------------------------------------------------
Net Proceeds                                          $1,025,000      $1,475,000
--------------------------------------------------------------------------------
Net Proceeds Per Share (Based on $17.79 per Share)    $    14.30      $    15.21
--------------------------------------------------------------------------------

         The number of shares and price per share will be based upon the market price of the stock of Fidelity at closing, which may differ materially from the above chart. The maximum amount of stock offered may be increased up to $1,984,000, because of changes in the market and general financial and economic conditions. If Fidelity Bancorp, Inc. increases the amount of stock offered, prospective purchasers will not be notified. Additionally, Fidelity Bancorp, Inc. may terminate the offering if it does not sell the minimum amount of stock.

--------------------------------------------------------------------------------

         For a discussion of risks you should consider, see "Risk Factors" beginning on page 6 of this prospectus.

         Fidelity Bancorp, Inc.'s common stock trades on the Nasdaq National Market under the symbol "FSBI."

         Fidelity Bancorp, Inc.'s offering the common stock on a best efforts basis.

         These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

         Neither the Securities and Exchange Commission, the Federal Deposit Insurance Corporation nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

         Funds received prior to the completion of the offering will be held in an escrow account at Fidelity Bank which will bear interest at its passbook rate. If the offering is terminated, all funds received from prospective purchasers will be promptly returned with interest. This offering is expected to expire on December 15, 2002, at 5:00 p.m., eastern time, unless it is extended, up to January 29, 2003.

--------------------------------------------------------------------------------
 For assistance, please contact the Stock Information Center at: (412) 231-6045

                The Date of this Prospectus is November 12, 2002

--------------------------------------------------------------------------------

                                     SUMMARY

         This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully, including the financial statements and the notes to the financial statements of Fidelity Bancorp, Inc. and First Pennsylvania Savings Association.

The Companies

Fidelity Bancorp, Inc.                               1009 Perry Highway, Pittsburgh, Pennsylvania 15237

         Fidelity is a  Pennsylvania  corporation.  Fidelity  operates  Fidelity
Bank, a full service community bank with eleven locations in Allegheny and Butler Counties, Pennsylvania. At June 30, 2002, Fidelity had total consolidated assets of $605.3 million, deposits of $340.4 million and stockholders' equity of $40.1 million.

Fidelity Bank, PaSB                                  1009 Perry Highway, Pittsburgh, Pennsylvania 15237

         Fidelity Bank is a Pennsylvania-chartered stock savings bank which is headquartered in Pittsburgh, Pennsylvania. Incorporated in 1927, it conducts business from eleven full-service offices located in Allegheny and Butler counties.

First Pennsylvania Savings Association               1729 Lowrie Street, Pittsburgh, Pennsylvania 15212

         First Pennsylvania is a Pennsylvania chartered mutual savings association. It is converting from the mutual to the stock form of ownership and simultaneously merging with and into Fidelity Bank. Upon completion of the merger conversion, First Pennsylvania will cease to exist. At June 30, 2002, First Pennsylvania had total assets of $26.7 million, deposits of $12.9 million, and retained earnings of $1.6 million.

The Merger Conversion

         The Offering

         Fidelity is selling its common stock to certain members of First Pennsylvania in the following order of priority:

          First: Depositors with $50 or more on deposit as of June 30, 2001.

          Second: Tax qualified employee stock benefit plans of Fidelity, Fidelity Bank, and/or First Pennsylvania.

          Third: Depositors with $50 or more on deposit as of September 30, 2002.

          Fourth: Certain depositors with $50 or more on deposit and borrowers as of October 31, 2002.

                                        2
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         Fidelity is selling between $1,275,000 and $1,725,000 of common stock. The amount of stock to be sold may be increased to $1,984,000. The actual per share purchase price for Fidelity's common stock will be equal to 95% of the average last sales price, or, average of the closing bid and closed asked quotations of Fidelity's common stock, if there is no last sales price on the Nasdaq National Market for the ten trading days ending on the day before the closing of the merger conversion.

         The subscription offering expires at 5:00 p.m., eastern time, on December 15, 2002, but may be extended to January 29, 2003. You cannot transfer your subscription rights. If you attempt to transfer your rights, you may lose the right to purchase shares and may be subject to criminal prosecution and, or, other sanctions.

         During the subscription offering, Fidelity may also offer shares of common stock to the stockholders of Fidelity in a stockholders offering and in a community offering. In the community offering, people who reside in the Metropolitan Statistical Area of Pittsburgh, that includes Allegheny County, Pennsylvania, will have first preference. This part of the offering may terminate at any time without notice but no later than January 29, 2003.

         Shares not sold in the subscription offering, Fidelity stockholder offering or community offering may be offered for sale in a public offering, which would be an offering to the general public beyond the Metropolitan Statistical Area of Pittsburgh, Pennsylvania.

         You will not pay a commission to buy shares in the offerings.

         We have the right to reject any orders of stock, in whole or in part, in the community offering, the Fidelity stockholder offering and the public offering.

         We have described the offering in greater detail beginning on page 26.

Stock Pricing And The Number Of Shares To Be Issued In The Merger Conversion

         The actual purchase price per share cannot be currently determined because it will be equal to 95% of the average of the last sales price or, the average closing bid or closed asked quotations of Fidelity's common stock. Fidelity's average last sales price or closing bid or closed asked quotations will be based on the average of the last sales price or closing bid or closed asked quotations on the Nasdaq National Market for the ten trading days ending the day before the closing of the merger conversion. The total number of shares to be issued will be determined by dividing the pro forma market value by the per share purchase price.

         Feldman Financial Advisors, Inc., the independent appraiser, has determined that as of October 1, 2002, First Pennsylvania's aggregate pro forma market value was $1,500,000, the mid-point of the offering range. Feldman Financial will update its independent appraisal, prior to the completion of the merger conversion. If the market value changes to either below $1,275,000 or above $1,984,000, subscribers will be notified and provided with the opportunity to modify or cancel their orders. Feldman Financial will receive a fee of $12,500 for its appraisal services. See "The Offering - Stock Pricing and the Amount of Stock to be Offered" on page 35.

                                        3
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

How The Merger Conversion Will Occur

         First Pennsylvania will effect the merger conversion by exchanging its Pennsylvania mutual savings association charter for a Pennsylvania stock savings association charter and simultaneously merge with and into Fidelity Bank. The members of First Pennsylvania will receive liquidation interests in Fidelity Bank as they had in First Pennsylvania before the merger conversion.

Reasons For The Merger Conversion

         In a recent regulatory examination by the Office of Thrift Supervision, First Pennsylvania was deemed to be in a "troubled condition."

         First Pennsylvania Board of Directors concluded that First Pennsylvania would not be able to convert to stock form independently, since it does not have the size and financial resources to compete and operate profitably and has been reporting net operating losses since the first calendar quarter of fiscal 2002. Additionally, First Pennsylvania expects to continue to report losses if it does not merge with Fidelity Bank. Such conclusions by the Board of Directors were not based upon any order or determinations by the Office of Thrift Supervision. Additionally, the merger conversion with Fidelity will reduce operating expenses, reduce or eliminate losses, and provide First Pennsylvania's customers the opportunity to purchase the stock of Fidelity at a below market price. The customers of First Pennsylvania will be offered expanded services from several office locations by Fidelity Bank.

Conditions To Complete The Merger Conversion

         Fidelity cannot complete the merger conversion unless:

          (1)  The members of First Pennsylvania approve the merger conversion;

          (2) It receives all required regulatory approvals from the government agencies that regulate Fidelity and First Pennsylvania; and

          (3)  It must sell at least the minimum amount of stock offered.

         We have described the conditions to complete the merger conversion in greater detail beginning on page 38.

The Amount Of Stock You May Purchase

         The minimum amount of stock that you may purchase is $400.

         Any person or group of persons may not purchase more than $75,000 of stock.

         For further discussion of the purchase limits and definitions of "associate" and "acting in concert," see "The Offering--Limitations on Purchases of Stock" on page 30.

                                        4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Fidelity's Use Of The Proceeds Raised From The Sale Of Stock

         Fidelity estimates that it will receive net proceeds from the sale of the common stock of between $1,025,000 at the minimum of the offering range and $1,475,000 at the maximum of the offering range. Fidelity intends to use the net proceeds to invest in short-term securities. See "Use of Proceeds" on page 41.

Market For Common Stock

         We will continue to list the common stock on the Nasdaq National Market under the symbol "FSBI." See "Market for the Common Stock" on page 41.

Dividend Policy

         Fidelity has paid a cash dividend on its common stock since November, 1988. The most recent quarterly dividend declared by Fidelity was $.12 per share and was paid on August 31, 2002. The dividend rate and the continued payment of dividends will depend on a number of factors including its capital requirements, financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurance can be given that Fidelity will continue to pay dividends or that dividends will not be reduced in the future.

Management After the Merger Conversion

         Upon the consummation of the merger conversion, First Pennsylvania will cease to exist. The board of directors of First Pennsylvania will not serve on the board of directors of Fidelity or Fidelity Bank. The executive officers of Fidelity will continue to be the executive officers of Fidelity and Fidelity Bank after the merger conversion.

Proposed Stock Purchases by Directors and Management of First Pennsylvania

         The executive officers and directors of First Pennsylvania propose to purchase approximately 1,600 shares of Fidelity stock in the offering.

                                        5
--------------------------------------------------------------------------------

                                  RISK FACTORS

In addition to the other information in this document, you should consider carefully the following risk factors in evaluating an investment in Fidelity's stock.

         First Pennsylvania has incurred continuing operating losses and is subject to significant restrictions by the Office of Thrift Supervision.

         In conjunction with a routine regulatory examination by the office of Thrift Supervision, First Pennsylvania was deemed to be in a "troubled condition," due to, among other things, its continued operating losses, high percentage of borrowings to its balance sheet size, and adverse interest rate risk exposure. As a consequence of its troubled condition, the Office of Thrift Supervision has prohibited First Pennsylvania, among other things, to increase its asset size and is not allowed to engage in the trading of securities. Because of First Pennsylvania's troubled condition and limited financial resources, continued increases in its operating losses will adversely affect its financial condition, liquidity and results of operations. At June 30, 2002 and December 31, 2001, total assets were $26.8 million and $27.0 million, respectively. Additionally, for the six months ended June 30, 2002, First Pennsylvania recognized a net loss of $197,000 as compared to net income of $6,000 for the year ended December 31, 2001. First Pennsylvania has reported net operating losses since the first calendar quarter of fiscal 2002 and continues to report a net loss each month. See "First Pennsylvania's Recent Developments" on page 18 and "-- Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview" on page 104.

Future changes in interest rates may reduce Fidelity's profits.

         Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between:

o the interest income Fidelity earns on its interest-earning assets, such as mortgage loans and investment securities; and

o the interest expense Fidelity pays on its interest-bearing liabilities, such as deposits and amounts we borrow.

         The rates Fidelity earns on its assets and the rates it pays on its liabilities are generally fixed for a contractual period of time. Fidelity, like many savings institutions, has liabilities that generally have shorter contractual maturities than its assets. This imbalance can create significant earnings volatility, because market interest rates change over time. In a period of rising interest rates, the interest income earned on its assets may not increase as rapidly as the interest paid on its liabilities. In a period of declining interest rates, the interest income earned on its assets may decrease more rapidly than the interest paid on its liabilities. See "Fidelity
Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset and Liability Management" on page 47.

         In addition, changes in interest rates can also affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk. This means that Fidelity may not be able to reinvest prepayments at rates that are comparable to the rates it earned on the prepaid loans or securities.

Fidelity Bank originates commercial business loans and commercial equipment lease loans that have a higher degree of risk than traditional residential loans, which could result in an increase in non- performing loans and the provision for loan losses.

         Fidelity Bank actively originates commercial business loans and commercial equipment leases. At June 30, 2002, such loans approximated $40.3 million, or 12.2%, of the total loan portfolio, of which $4.3 million are commercial equipment lease loans. These types of lending, which generally have shorter maturities and higher yields then residential mortgages, are generally considered to have a greater degree of credit risk than traditional one- to four- family residential lending, which could result in an increase in non-performing loans and provision for loan losses. The collateral of these loans consists of equipment, which is less secure than real estate, and such loans generally have a higher loan-to-value ratio. See "Business of Fidelity Bank - Lending Activities - Commercial Business Loans and Leases" on page 73.

You may not be able to profit from the sale or a merger of Fidelity because of provisions in Fidelity's charter documents and other laws and regulation.

         Fidelity's articles of incorporation and bylaws contain provisions that may make it difficult for someone to acquire control of it. These provisions may discourage takeover attempts and prevent you from receiving a premium over the market price of your shares as part of a takeover. See "Restrictions on Acquisitions of Fidelity" on page 127.

You may not be able to sell your shares when you desire, at or above Fidelity's offering price.

         Publicly traded stocks have recently experienced substantial market price volatility. This is due, in part, to investors' shifting perceptions of the effect on various industry sectors of changes and potential changes in the economy. Volatility, therefore, may be unrelated to the current operating performance of particular companies whose shares are traded. The total number of shares of Fidelity that you purchase and the price per share will be based upon the market value of Fidelity at closing. Fidelity's trading price of its common stock is determined by the marketplace. After closing, the trading price will fluctuate because it will be influenced by many factors, including prevailing interest rates, other economic conditions, Fidelity's operating performance and investor perceptions of the outlook of Fidelity and the banking industry in general. Fidelity cannot assure you that if you choose to sell shares you purchased in the stock offering, you will be able to sell your shares at or above the per share purchase price.

Increases in market rates of interest could adversely affect Fidelity's stockholders' equity.

         At June 30, 2002, Fidelity owned approximately $167.5 million of marketable securities available for sale, which consisted of $91.2 million of investment securities and $76.3 million of mortgage-backed securities. Generally accepted accounting principles require that these securities be carried at fair value on the consolidated statement of financial condition. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, is reflected in stockholders' equity, net of deferred taxes. Recently, market rates of interest have decreased which caused the fair value of Fidelity marketable securities to increase and stockholders' equity to also increase. As of June 30, 2002, Fidelity's available for sale marketable securities portfolio had an unrealized gain, net of taxes, of $1.8 million, which resulted in an increase in stockholders' equity by the same amount. However, when interest rates increase, the fair value of Fidelity's available for sale marketable securities generally decreases, which also decreases stockholders' equity. If market interest rates increase, Fidelity's stockholders' equity could be adversely affected.

A downturn in Fidelity's local economy and increased competition may adversely affect its profitability.

         The banking business is highly competitive. In its primary market area, Fidelity Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Fidelity Bank's primary competitors have substantially greater resources and lending limits than Fidelity Bank and may offer certain services, such as trust services, that Fidelity does not provide. The market for attracting savings deposits and/or originating loans is very competitive which may limit the ability of Fidelity to originate loans and attract savings which provide a desirable interest rate margin. The profitability of Fidelity depends upon Fidelity Bank's ability to compete in its primary market area.

Recent   corporate   reform   legislation   may  adversely   impact   Fidelity's
profitability.

         On July 30, 2002 the President signed into law the Sarbanes-Oxley Act of 2002. Additional regulations are expected to be promulgated by the Securities and Exchange Commission. As a result of the accounting restatements by large public companies, the passage of the act and regulations expected to be implemented by the Securities and Exchange Commission, publicly-registered companies, such as Fidelity, will be subject to additional reporting regulations and disclosure. These new regulations, which are intended to curtail corporate fraud, will require certain officers to personally certify certain Securities and Exchange Commission filings and financial statements and may require additional measures to be taken by our outside auditors, officers and directors. The loss of investor confidence in the stock market and the new laws and regulations will increase non-interest expenses of Fidelity and could adversely affect the prices of publicly-traded stocks, such as Fidelity.

                    SELECTED FINANCIAL HIGHLIGHTS OF FIDELITY

         The information in the following tables was derived from the audited financial statements of Fidelity for the fiscal years ended September 30, 2001, 2000, 1999, 1998 and 1997 and from the unaudited financial statements filed on Form 10-Q for the nine months ended June 30, 2002. Audited consolidated statements of financial condition as of September 30, 2001 and 2002, and audited consolidated statements of income, consolidated statements of cash flows and consolidated statements of stockholders' equity for the fiscal years ended September 30, 2001, 2000 and 1999 appear elsewhere in this document, as does the unaudited financial statements as of June 30, 2002. The unaudited financial statements as of June 30, 2002, were prepared in accordance with instructions to Form 10-Q, and therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principals. However, all normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included.

                                                     At or for the
                                                         Nine
                                                         Months
                                                         Ended
                                                        June 30,              At or for the Year Ended September 30,
                                                        --------    ---------------------------------------------------------
                                                         2002        2001        2000         1999        1998       1997
                                                         ----        ----        ----         ----        ----       ----
                                                                        (In thousands except per share data)
Selected Financial Data:
Total assets ......................................   $ 605,258   $ 555,424   $ 543,209    $ 482,543   $ 406,044   $ 380,964
Loans receivable, net .............................     319,652     318,600     337,438      275,958     218,892     182,869
Mortgage-backed securities(1) .....................     114,542      93,599      84,050       96,250     102,870     127,916
Investment securities and other earning assets(2) .     139,818     118,239      95,834       90,521      69,878      58,242
Savings and time deposits .........................     340,353     313,501     290,631      269,118     261,735     244,192
Advances from Federal Home Loan Bank and
    other borrowings ..............................     216,390     199,780     218,511      183,891     112,320     108,133
Stockholders' equity - substantially restricted ...      40,148      35,286      29,587       26,046      29,021      25,881

Selected Consolidated Operating Data:
Interest income ...................................   $  27,386   $  38,615   $  36,477    $  30,975   $  28,047   $  23,963
Interest expense ..................................      17,503      26,659      23,932       19,229      17,364      13,882
                                                      ---------   ---------   ---------    ---------   ---------   ---------
Net interest income ...............................       9,883      11,956      12,545       11,746      10,683      10,081
Provision for loan losses .........................         300         475         470          520         405         500
                                                      ---------   ---------   ---------    ---------   ---------   ---------
Net interest income after provision for loan losses       9,583      11,481      12,075       11,226      10,278       9,581
Gain (loss) on sale of investment and
    mortgage-backed securities, net ...............          61         238          (3)          64          84          53
Gain on sale of loans .............................         233         111         210           17          11          28
Service fees and other income .....................       1,690       1,877       1,667        1,442       1,071         801
Operating expenses ................................       7,487       9,112       8,333        8,153       7,315       6,488
                                                      ---------   ---------   ---------    ---------   ---------   ---------
Income before income taxes provision ..............       4,080       4,595       5,616        4,596       4,129       3,975
Income tax provision ..............................         808         983       1,484        1,217       1,204       1,256
                                                      ---------   ---------   ---------    ---------   ---------   ---------
     Net income ...................................   $   3,272   $   3,612   $   4,132    $   3,379   $   2,925   $   2,719
                                                      =========   =========   =========    =========   =========   =========
     Basic earnings per share(3) ..................   $    1.46   $    1.59   $    1.79    $    1.42   $    1.23   $    1.17
                                                      =========   =========   =========    =========   =========   =========
     Diluted earnings per share(3) ................   $    1.41   $    1.56   $    1.77    $    1.39   $    1.19   $    1.13
                                                      =========   =========   =========    =========   =========   =========
     Cash dividends per share(3) ..................   $    .327   $    .355   $    .331    $    .314   $    .268   $    .215
                                                      =========   =========   =========    =========   =========   =========

---------------
(1) Consists of mortgage-backed securities classified as held-to-maturity and available-for-sale.
(2) Consists of interest-bearing deposits, investment securities classified as held-to-maturity and available-for-sale, and Federal Home Loan Bank stock.
(3) Per share amounts were restated to reflect the 25% stock split paid in March 1998 and the 10% stock dividend paid in May 1997, November 2000, and May 2002.

                      SELECTED FINANCIAL RATIOS OF FIDELITY

                                                       At or For the
                                                         Nine Months
                                                             Ended                       At or For the Year Ended
                                                           June 30,                           September 30,
                                                           --------     ------------------------------------------------------------
                                                             2002         2001         2000         1999        1998        1997
Performance Ratios:
  Return on average assets (net  income
     divided by average total  assets).........                .75%         .65%         .80%         .74%         .74%        .80%
  Return on average equity (net
     income divided by average equity).........              11.77        10.84        15.70        11.98        10.64       11.42
  Average interest rate spread.................               2.43         2.28         2.64         2.73         2.74        2.99
  Dividend payout ratio (based on diluted
      earnings per share)......................              22.40        22.33        18.49        22.11        21.79       18.38
  Net interest margin on average
      interest-bearing assets..................               2.58         2.42         2.71         2.87         2.93        3.16
  Average interest-earning assets to average
      interest-bearing liabilities.............             103.22       102.84       101.63       103.22       104.24      104.08
  Efficiency ratio (noninterest expense
      divided by the sum of net interest income
      and non-interest income).................              63.10        64.25        57.79        61.44        61.74       59.18

Asset Quality Ratios:
  Non-performing assets to total assets........                .45          .48          .39          .52          .14         .29
  Non-performing loans to total loans..........                .64          .71          .56          .81          .23         .59
  Allowance for loan losses to total loans.....                .95          .87          .83          .84          .95        1.02

Capital Ratios:
  Average equity to average assets
     ratios (average equity divided by
     average total assets).....................               6.41         6.02         5.10         6.22         6.94        7.01
  Equity to assets at period end...............               6.63         6.35         5.45         5.40         7.15        6.79


                         FIDELITY'S RECENT DEVELOPMENTS

         The information set forth below at or for the periods ended September 30, 2002 and 2001, is unaudited and, in the opinion of management, all adjustments,  consisting  of normal  recurring  accruals,  necessary  for a fair presentation of the results for the unaudited periods have been made. This information should be read in conjunction with "Fidelity's Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this prospectus.

         Total net income for the year ended September 30, 2002 was $4.43 million, or $1.90 per share (diluted), compared to $3.61 million, or $1.56 per share (diluted), for the prior year, an increase of 22.5%. Return on average equity for the 2002 fiscal year was 11.60% compared to 10.84% for the prior year. Return on average assets was .76% for the current fiscal year and .65% for the prior year.

         Net income for the three-month period ending September 30, 2002, was $1.15 million, or $.49 per share (diluted), compared to $969,000 or $.43 per share (diluted), for the three-month period of the previous fiscal year, an increase of 19.1%.

         Fidelity's net interest income before provision for loan losses increased $1.57 million, or 13.1%, to $13.53 million for the year ended September 30, 2002, compared to $11.96 million in the prior year. For the three months ended September 30, 2002, net interest income before provision for loan losses increased $670,000, or 22.5%, to $3.64 million, compared to $2.97 million in the prior year period. The increase in net interest income before provision for loan losses was primarily due to increased net interest margins in the fiscal 2002 periods.

         Fidelity's assets totalled $615.8 million at September 30, 2002 compared to $555.4 million at September 30, 2001, an increase of $60.4 million or 10.9%. Net loans decreased $2.3, million or .7%, to $316.3 million at September 30, 2002, over the September 30, 2001 amount of $318.6 million. Balance sheet growth was primarily funded by an increase in deposits. Deposits increased $37.9 million or 12.1% to $351.4 million at September 30, 2002, compared to $313.5 million in the prior year. Federal Home Loan Bank advances and other borrowings also were utilized to fund growth, increasing $5.9 million, or 3.2% to $190.8 million at September 30, 2002, compared to $184.9 in the prior year.

         In September 2002, Fidelity issued $10.0 million in trust preferred securities. These securities pay interest at a rate of three month LIBOR plus 340 basis points with the initial rate of 5.22%. The rate resets quarterly and the securities are callable in five years at par and mature in thirty years. Fidelity used the proceeds from these securities to redeem, the existing $10.25 million 9.75% outstanding trust preferred securities on November 4, 2002, as part of its overall asset/liability management strategy.

         Fidelity has maintained good asset quality as non-performing loans and real estate owned was .54% of total assets at September 30, 2002. The allowance for loan losses was 115.0% of non-performing loans at September 30, 2002. Provision for loan losses decreased to $400,000 for the year ended September 30, 2002, from $475,000 in the prior year. Provision for loan losses decreased to $100,000 for the three-month period ending September 30, 2002, down from $150,000 in the prior year period.

         Other income increased $419,000 or 18.8%, to $2.65 million for the year ended September 30, 2002 compared to $2.23 million for the prior year. The increase primarily relates to increased loan and deposit account service charges and increased gains on the sale of loans, partially offset by a decrease in gain on sale of securities and an increase in the writedown of investment securities. For the three months ended September 30, 2002, other income was $661,000, a decrease of $14,000 or 2.1% over the prior year period. The decline relates to loss on sale and writedown of investment securities, partially offset by increased deposit account service charges.

         Operating expenses for the year ended September 30, 2002, increased $958,000 or 10.5% to $10.07 million compared to $9.11 million for the prior year. The increase in operating expenses is partially attributable to the operation of the Carnegie branch acquired in February 2002 through the acquisition of Carnegie Financial Corporation. The increased components of operating expenses for the year ended September 30, 2002 are primarily compensation and benefits expense of $6.10 million compared to $5.39 million in the prior year; net loss on real estate owned of $50,000 in 2002 compared to $19,000 in 2001; intangible amortization of $163,000 in 2002 compared to $125,000 in 2001; and, other operating expenses of $2.17 million in 2002 compared to $2.00 million in 2001. The increased components of operating expenses for the three month period ended September 30, 2002 are primarily compensation and benefits expense of $1.59 million compared to $1.37 million in the prior year; intangible amortization of $49,000 in 2002 compared to $37,000 in 2001; and, office occupancy and equipment expense of $277,000 million in 2002 compared to $213,000 in 2001.

         Please refer below to the unaudited financial information for further information.

Fidelity's Balance Sheet Data (Unaudited)
(In thousands, except share data)

                                                 September 30, 2002     September 30, 2001
                                                 ------------------     ------------------
Assets:
   Cash and due from depository institutions         $   9,318             $   7,392
   Interest-earning demand deposits                     14,516                   639
   Investment securities held-to-maturity               39,198                19,835
   Investment securities available-for-sale             90,729                87,893
   Mortgage-backed securities held-to-maturity          42,403                30,675
   Mortgage-backed securities available-for-sale        71,656                62,924
   Loans receivable, net                               316,320               318,600
   Loans held for sale                                   1,869                   344
   Real estate owned                                       658                   314
   Federal Home Loan Bank stock, at cost                10,120                 9,872
   Accrued interest receivable                           3,711                 3,433
   Office premises and equipment                         5,696                 5,300
   Goodwill and other intangible assets                  2,711                 1,863
   Deferred tax assets                                     579                 1,221
   Prepaid incomes taxes                                   272                   377
   Prepaid expenses and sundry assets                    6,049                 4,742
                                                     ---------             ---------
      Total assets                                   $ 615,805             $ 555,424
                                                     =========             =========
Liabilities and Stockholders' Equity:
Liabilities:
   Savings and time deposits                         $ 351,406             $ 313,501
   Federal Home Loan Bank advances
      and other borrowings                             190,834               184,931
   Guaranteed preferred beneficial interest in
      Company's debentures                              20,250                10,250
   Repurchase agreements                                 5,849                 4,599
   Advance payments by borrowers for taxes
      and insurance                                      1,238                 1,320
   Accrued interest payable                              1,923                 1,808
   Securities purchased but not settled                      -                 2,536
   Other accrued expenses and sundry liabilities         1,725                 1,193
                                                     ---------             ---------
      Total liabilities                                573,225               520,138
                                                     ---------             ---------
Stockholders' equity:
   Common stock, $.01 par value per share,
       10,000,000 shares authorized, 2,504,563 and
       2,236,623 shares issued                              25                    22
   Treasury stock, 183,287 and 261,988 shares           (2,358)               (3,872)
   Additional paid-in capital                           15,458                14,789
   Retained earnings - substantially restricted         26,282                22,887
   Accumulated other comprehensive income,
      net of tax                                         3,173                 1,460
                                                     ---------             ---------
      Total stockholders' equity                        42,580                35,286
                                                     ---------             ---------

      Total liabilities and stockholders' equity     $ 615,805             $ 555,424
                                                     =========             =========

                                            Fidelity's Income Statement (Unaudited)
                                         --------------------------------------------
                                          Three Months Ended         Year Ended
                                         --------------------    --------------------
                                             September 30,          September 30,
                                         --------------------    --------------------
                                              (In thousands, except per share data)
                                           2002        2001        2002        2001
                                         --------    --------    --------    --------
Interest income:
   Loans                                 $  6,029    $  6,527    $ 24,177    $ 26,548
   Mortgage-backed securities               1,467       1,289       5,709       5,407
   Investment securities                    1,710       1,783       6,676       6,584
   Deposits with other institutions            18           5          48          76
                                         --------    --------    --------    --------
      Total interest income                 9,224       9,604      36,610      38,615
                                         --------    --------    --------    --------

Interest expense:
   Savings deposits                         2,534       3,265      10,592      12,941
   Borrowed funds                           2,783       3,109      11,460      12,694
   Guaranteed preferred beneficial
      interest in Company's debentures        263         256       1,031       1,024
                                         --------    --------    --------    --------
      Total interest expense                5,580       6,630      23,083      26,659
                                         --------    --------    --------    --------

Net interest income before provision
   for loan losses                          3,644       2,974      13,527      11,956
Provision for loan losses                     100         150         400         475
                                         --------    --------    --------    --------
Net interest income after provision
   for loan losses                          3,544       2,824      13,127      11,481
                                         --------    --------    --------    --------
Other income:
   Loan service charges and fees               93          86         387         287
   Gain (loss) on sale of investment
      and mortgage-backed securities          (37)        139          51         265
   Writedown of investment securities         (36)        (27)        (63)        (27)
   Gain on sale of loans                       59          72         292         111
   Deposit service charges and fees           325         164         953         658
   Other operating income                     257         241       1,025         932
                                         --------    --------    --------    --------
      Total other income                      661         675       2,645       2,226
                                         --------    --------    --------    --------
Operating expenses:
   Compensation and benefits                1,592       1,371       6,099       5,385
   Office occupancy and equipment             277         213         922         898
   Depreciation and amortization              152         157         606         630
   Federal insurance premiums                  14          14          60          58
   Loss on real estate owned, net               3           4          50          19
   Intangible amortization                     49          37         163         125
   Other operating expenses                   496         497       2,170       1,997
                                         --------    --------    --------    --------
      Total operating expenses              2,583       2,293      10,070       9,112
                                         --------    --------    --------    --------

Income before income tax provision          1,622       1,206       5,702       4,595
Income tax provision                          468         237       1,276         983
                                         --------    --------    --------    --------
Net income                               $  1,154    $    969    $  4,426    $  3,612
                                         ========    ========    ========    ========

Basic earnings per share (1)             $   0.50    $   0.44    $   1.96    $   1.59
                                         ========    ========    ========    ========
Diluted earnings per share (1)           $   0.49    $   0.43    $   1.90    $   1.56
                                         ========    ========    ========    ========

(1) Per share earnings have been adjusted to reflect the 10% stock dividends paid in May 2002.

                                                    At or For the Year Ended
                                                          September 30,
                                                    ------------------------
                                                           (Unaudited)
                                                       2002          2001
                                                       ----          ----
Fidelity's Other Data:
   Return on average assets                            0.76%         0.65%
   Return on average equity                           11.60%        10.84%
   Equity to assets                                    6.91%         6.35%
   Interest rate spread (tax equivalent)               2.48%         2.28%
   Net interest margin (tax equivalent)                2.61%         2.42%
    Non-interest expense to average assets             1.72%         1.65%
    Loan loss allowance to net loans                   0.97%         0.90%
    Non-performing loans and real estate
       owned to total assets at end-of-period          0.54%         0.48%

               SELECTED FINANCIAL HIGHLIGHTS OF FIRST PENNSYLVANIA

         The following financial information and other data in this section is derived from First Pennsylvania's audited financial statements for the years ended December 31, 2001 and 2000 and unaudited consolidated financial statements for the three months ended June 30, 2002 and 2001, and should be read together with First Pennsylvania's financial statements and the notes thereto beginning on page G-2 of this prospectus. In the opinion of management, all adjustments consisting of normal recurring adjustments that are necessary for a fair presentation of the interim periods have been reflected.

                                                   At or for the     At or for the
                                                    Six Months        Year Ended
                                                   Ended June 30,     December 31,
                                                   -------------- -------------------
                                                        2002        2001       2000
                                                      --------    --------   --------
                                                   (In thousands except per share data)
Selected Financial Data:
Total assets ......................................   $ 26,698    $ 27,029   $ 26,269
Loans receivable, net .............................      6,868       6,708      6,327
Securities available for sale .....................      6,901      16,340     15,601
Cash and cash equivalents .........................     11,938       2,963        715
Deposits ..........................................     12,890      12,797     12,238
Federal Home Loan Bank advances ...................     12,141      12,157     12,186
Total equity ......................................      1,582       1,913      1,766

Selected Operating Data:
Interest and dividend income ......................   $    737    $  1,689   $  1,709
Interest expense ..................................        597       1,279      1,147
                                                      --------    --------   --------
Net interest income ...............................        140         410        562
Provision for loan losses .........................         --          12          4
                                                      --------    --------   --------
Net interest income after provision for loan losses        140         398        558
Noninterest income ................................        (68)        185         16
Noninterest expense ...............................        269         576        568
                                                      --------    --------   --------
Income (loss) before income taxes .................       (197)          7          6
Income taxes ......................................         --           1         (1)
                                                      --------    --------   --------
Net income (loss) .................................   $   (197)   $      6   $      7
                                                      ========    ========   ========

                 SELECTED FINANCIAL RATIOS OF FIRST PENNSYLVANIA

                                                              At or For the Six
                                                                Months Ended              At or For the Year Ended
                                                                  June 30,                      December 31,
                                                             -------------------            ----------------------
                                                             2002           2001            2001              2000
                                                             ----           ----            ----              ----
Performance Ratios:
  Return on average assets (net  income (loss)
     divided by average total  assets)...............       (1.47)%         0.11 %           0.02 %            0.03 %
  Return on average equity (net income (loss)
     divided by average equity)......................      (22.10)%         1.64 %           0.32 %            0.44 %
  Net interest rate spread...........................        0.82 %         1.68 %           1.28 %            2.14 %
  Net interest margin on average
      interest-earnings assets.......................        1.07 %         1.93 %           1.56 %            2.35 %
  Average interest-earning assets to average
     Interest-bearing liabilities....................      105.43 %       105.00 %         105.78 %          104.44 %
  Efficiency ratio (noninterest expense
     divided by the sum of net interest income
     and noninterest income).........................      373.61 %        92.06 %          96.81 %           98.27 %

Asset Quality Ratios:
  Non-performing loans to total loans, net...........        2.80 %         4.11 %           2.67 %            5.12 %
  Non-performing assets to total assets..............        0.72 %         1.01 %           0.66 %            1.23 %
  Net charge-offs to average loans outstanding.......          -- %        (0.14)%          (0.14)%           (0.11)%
  Allowance for loan losses to total loans...........        0.55 %         0.57 %           0.61 %            0.32 %

Capital Ratios:
  Average equity to average assets ratios (average
      equity divided by average total assets)........        6.63 %         6.60 %           6.91 %            6.45 %
  Equity to assets at period end.....................        5.93 %         6.67 %           7.08 %            6.72 %

                                                        17

                    FIRST PENNSYLVANIA'S RECENT DEVELOPMENTS

         The information set forth below at or for the periods ended September 30, 2002 and 2001, is unaudited and, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results for the unaudited periods have been made. This information should be read in conjunction with "First Pennsylvania Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this prospectus.

Comparison of Financial Condition at September 30, 2002 and December 31, 2001

         Assets - Total assets decreased slightly to $26.4 million at September 30, 2002 from $27.0 million at December 31, 2001. However, the composition of the assets changed significantly at September 30, 2002 from December 31, 2001. Investment and mortgage-backed securities were sold and converted to cash. Combined, investment and mortgage-backed securities decreased $5.3 million to $11.0 million at September 30, 2002 from $16.3 million at December 31, 2001, whereas cash and cash equivalents increased $4.6 million to $7.6 million at September 30, 2002 from $3.0 million at December 31, 2001. There was no material change in any of the other asset categories.

         Liabilities - There was substantially no change in the liabilities and their composition at September 30, 2002 from December 31, 2001.

         Equity - The decrease of $503,000 in First Pennsylvania's equity reflects a $378,000 net loss for the nine months ended September 30, 2002 and a $125,000 decrease in unrealized gains/losses in investments available for sale, net of tax.

Comparison of Operating Results for the Nine Months ended September 30, 2002 and 2001.

         Net Income - Net income (loss) decreased $393,000 to a net loss of $378,000 for the nine months ended September 30, 2002 as compared to from net income of $15,000 for the same 2001 period. The decrease in net income was a result of a $238,000 decrease in net interest income and a $205,000 decrease in non-interest income partially offset by an $11,000 reduction in the provision for loan losses, a $37,000 decrease in non-interest expense and a $2,000 decrease in income tax expense.

         Net Interest Income - Net interest income decreased $238,000, or 69.8%, for the nine months ended September 30, 2002 compared to the same 2001 period.
Interest income decreased $315,000, which was offset by a decrease in interest expense of $77,000.

         Interest Income - Total interest income decreased $315,000, or 24.1%, for the nine months ended September 30, 2002 compared to the same 2001 period, as a result of a 171 basis point decrease in the average interest rate earned on interest-earning assets, partially offset by a $440,000 increase in the average balance of interest-earning assets. For the 2002 period, interest income on loans decreased $4,000 to $398,000 from $402,000 for the same 2001 period, due to a $350,000 increase in the average balance of loans, offset by a 51 basis point decrease in the average yield on loans. Interest income on investment securities decreased by $311,000 due to a decrease of 215 basis points in the average interest rates earned of 4.05% for the 2002 period compared to 6.20% for the same 2001 period. Such decreases were partially offset by increases in the average balance of investment securities to $19.5 million for the 2002 period compared to $19.4 million for the same 2001 period.

         Interest Expense - Total interest expense decreased $77,000 to $888,000 in the 2002 period compared to $965,000 for the same 2001 period, primarily as a result of a 51 basis point decrease in the average cost of funds paid on interest-bearing liabilities. For the 2002 period, average cost of funds totalled 4.74% compared to 5.25% for the same 2001 period. The decrease in rates paid on interest- bearing liabilities reflects market rates. The decrease in interest expense was partially offset by a $462,000 increase in the average balance of interest-bearing liabilities to $25.0 million for the 2002 period compared to $24.5 million for the same 2001 period.

         Provision for Loan Losses. The provision for loan losses decreased $11,000 to $0 for the 2002 period compared to $11,000 for the same 2001 period. First Pennsylvania had no net charge-offs for 2002 compared to net recoveries of $9,000 for 2001. The allowance for loan losses totalled $41,000 at September 30, 2002 compared to $40,000 at September 30, 2001. Management allocates the allowance to various categories based on its assessment of the risk characteristics of each loan category and relative balances at period end of each loan category. The allocation did not change materially from September 30, 2001 to September 30, 2002.

         Noninterest Income - Noninterest income decreased $205,000 to a net loss of $78,000 for the 2002 period compared to $127,000 for the same 2001 period. Noninterest income for the 2002 period includes $91,000 of losses from investment sales whereas the same 2001 period includes $114,000 from gains on sales of investment securities. Service charges and other fee income did not change from 2001 to 2002.

         Noninterest Expense - Noninterest expense decreased $37,000 to $403,000 for the 2002 period compared to $440,000 for the same 2001 period. The decrease was mainly attributable to a $43,000 decrease in compensation and benefits resulting from the retirement of one employee whose position was not replaced. Such decrease in noninterset expense was offset by a $10,000 increase in Federal insurance premiums.

         Income Tax Expense - Provision for income taxes was $0 for 2002 and $2,000 for 2001. No income tax expense was recorded for the nine months ended September 30, 2002 due to the net loss for the period. Additionally, no tax benefit was recorded for the Federal and State net operating losses in accordance with SFAS No. 109. See First Pennsylvania's notes to the financial statements for further information.

         Please refer below to the unaudited financial information for further information.

               FIRST PENNSYLVANIA'S SELECTED FINANCIAL HIGHLIGHTS


                                             At September 30,    At December 31,
                                                    2002               2001
                                             ----------------    ---------------
                                            (In thousands except per share data)
                                                         (Unaudited)

Assets                                            $26,355             $27,029
Loans receivable, net                               6,755               6,708
Investment securities                              11,611              16,949
Cash and cash equivalents                           7,624               2,963
Deposits                                           12,712              12,797
FHLB advances                                      12,133              12,157
Total equity                                        1,410               1,913

Actual number ( not in thousands):
Real estate loans outstanding                         165                 210
Deposit accounts                                    1,900               1,952
Full service offices                                    1                   1


                                                    For the Nine Months Ended
                                                          September 30,
                                                    -------------------------
                                                     2002                2001
                                                     ----                ----
                                                          (Unaudited)
Summary of Operations:
Interest and dividend income                       $  991              $1,306
Interest expense                                      888                 965
                                                   ------              ------
Net interest income                                   103                 341
Provision for loan losses                               -                  11
                                                   ------              ------

Net interest income after provision
    for loan losses                                   103                 330
Noninterest income                                   (78)                 127
Noninterest expense                                   403                 440
                                                   ------              ------
Income before income taxes                          (378)                  17
Income taxes                                            -                   2
                                                   ------              ------

Net (loss) income                                  $(378)              $   15
                                                   =====               ======

                            SELECTED FINANCIAL RATIOS

                                                    At or For the Nine Months Ended
                                                               September 30,
                                                             2002        2001
                                                             ----        ----
                                                                (Unaudited)
Performance Ratios:
Return on average assets (net income divided by
   average total assets)                                    (1.88)%      0.07 %
Return on average equity (net income divided by
   average equity)                                         (29.49)%      1.17 %
Net interest rate spread                                     0.29 %      1.49 %
Net interest margin on average interest-earning assets       0.52 %      1.76 %
Average interest-earning assets to average
   interest-bearing liabilities                            105.24 %    105.43 %
Efficiency ratio (noninterest expense divided by the
   sum of net interest income and noninterest income)     1612.00 %     94.02 %

Asset Quality Ratios:
Non-performing loans to total loans, net                     0.01 %      0.00 %
Non-performing assets to total assets                        0.00 %      0.00 %
Net charge-offs to average loans outstanding                 0.00 %     (0.13)%
Allowance for loan losses to total loans                     0.66 %      0.59 %

Capital Ratios:
Average equity to average assets ratios (average equity
   divided by average total assets)                          6.37 %      6.78 %
Equity to assets at period end                               5.35 %      7.08 %

                              THE MERGER CONVERSION

         The Boards of Directors of Fidelity Bank and First Pennsylvania have approved a plan authorizing the merger conversion. The plan is subject to the approval of certain members of First Pennsylvania and the satisfaction of certain other conditions. The plan has been approved by the Office of Thrift Supervision and the Pennsylvania Department of Banking. Regulatory approval does not constitute a recommendation or endorsement of the plan.

General

         On September 17 and 24, 2002, respectively, the Boards of Directors of Fidelity Bank and First Pennsylvania approved a plan of merger conversion. Pursuant to the plan, First Pennsylvania will convert from a Pennsylvania-chartered savings association to a Pennsylvania-chartered stock savings association and simultaneously merge with and into Fidelity Bank. Upon completion of the merger conversion, Fidelity Bank will acquire all of the assets and assume all of the liabilities of First Pennsylvania. See "Acquisition of First Pennsylvania."

Reasons for the Conversion

         In a recent regulatory examination by the Office of Thrift Supervision, First Pennsylvania was deemed to be in a "troubled condition". First Pennsylvania does not have the size and financial resources to operate profitably and has been reporting net operating losses since the first calendar quarter of fiscal 2002. Additionally, First Pennsylvania expects to continue to report losses if it does not merge with Fidelity Bank. Accordingly, the First Pennsylvania Board of Directors concluded that First Pennsylvania would not be able to convert to stock form independently. Such conclusions reached by the Board of Directors were not based upon any order or determination by the Office of Thrift Supervision. Additionally, the merger conversion with Fidelity will reduce operating expenses, reduce or eliminate losses, and provide its customers the opportunity to purchase the stock of Fidelity at a below market price. The customers of First Pennsylvania will be offered expanded services from several office locations by Fidelity Bank.

Effects  of  the  Merger   Conversion  on  Depositors  and  Borrowers  of  First
Pennsylvania

         Upon completion of the merger conversion, First Pennsylvania will cease to exist and Fidelity Bank will acquire all of the assets and assume all of the liabilities of First Pennsylvania. Additionally, Fidelity Bank will continue to be regulated by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

         Deposits and Loans. Upon completion of the merger conversion, each account holder of First Pennsylvania will become an account holder of Fidelity Bank. The merger conversion will not affect the deposit balance, interest rate or other terms of the account. Each deposit account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the merger conversion. Depositors will continue to hold their existing certificates, savings records, checkbooks, and other evidence of their accounts. The merger conversion will not affect the loans of any borrower from First Pennsylvania. The amount, interest rate, maturity, security for, and obligations under each loan will remain contractually fixed as they existed prior to the merger conversion. Upon completion of the merger conversion, if a depositor of First Pennsylvania also had a deposit account at Fidelity Bank, the total combined deposit account will generally be insured up to a maximum of $100,000. See "-- Voting Rights" and

"-- Liquidation Rights" below for a discussion of the effects of the merger conversion on the voting and liquidation rights of the depositors of First Pennsylvania.

         Voting Rights. As a Pennsylvania chartered mutual savings association, First Pennsylvania has no authority to issue capital stock and thus, no stockholders. Control of First Pennsylvania in its mutual form is vested in its Board of Directors. The directors are elected by First Pennsylvania's members. Holders of qualifying deposits and borrowers in First Pennsylvania are members of First Pennsylvania. In the consideration of all questions requiring action by members of First Pennsylvania, each holder of a qualifying deposit is permitted to cast one vote for each $100, or fraction thereof, of the withdrawal value of the voting depositor's account. Each borrower has one vote for the period of time that such borrowing is in existence.

         After the merger conversion, all voting rights will be held solely by stockholders of Fidelity. A stockholder of Fidelity will be entitled to one vote for each share of common stock owned.

         Tax Effects. Fidelity has received an opinion from Malizia Spidi & Fisch, PC, on the federal and Pennsylvania tax consequences of the merger conversion. The opinion has been filed as an exhibit to the registration statement of which this prospectus is a part and covers those federal tax matters that are material to the transaction. Such opinion is made in reliance upon various statements, representations and declarations as to matters of fact made by Fidelity, as detailed in the opinion. The opinion provides that:

          o the conversion of First Pennsylvania from a mutual savings and loan association to a stock savings and loan association will be ignored for federal income tax purposes. Provided that the proposed merger of First Pennsylvania with and into Fidelity Bank qualifies as a statutory merger under applicable federal laws and regulations, the merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

          o no gain or loss will be recognized by First Pennsylvania or Fidelity Bank in the merger conversion;

          o Fidelity will recognize no gain or loss upon the receipt of money in exchange for shares of its common stock;

          o no gain or loss will be recognized by the eligible account holders, supplemental eligible account holders, and other members upon the issuance to them of withdrawable deposit accounts in Fidelity Bank in the same dollar amount as their savings accounts in First Pennsylvania plus an interest in the liquidation account of Fidelity Bank in exchange for their withdrawable deposits in First Pennsylvania; and

          o no gain or loss will be recognized by eligible account holders, supplemental eligible account holders and other members upon the distribution to them of the nontransferable subscription rights to purchase shares of common stock.

         In reaching their conclusion in the opinion stated in the last bullet above, Malizia Spidi & Fisch, PC has also relied on the representations of Fidelity and First Pennsylvania that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. Additionally, such opinion by Malizia Spidi & Fisch, PC is based on its position that the subscription rights to purchase shares of common stock received by eligible account holders, supplemental eligible account holders, and other members have a fair market value of zero. In reaching their opinion stated in the last bullet above, Malizia Spidi & Fisch, PC has noted that the subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. Malizia Spidi & Fisch, PC believes that it is more likely than not that the fair market value of the subscription rights to purchase common stock is zero.

         If the non-transferable subscription rights to purchase common stock are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), and Fidelity may be taxed on the distribution of the subscription rights.

         Fidelity is also subject to Pennsylvania income taxes and have received an opinion from Malizia Spidi & Fisch, PC that the merger conversion will be treated for Pennsylvania state tax purposes similar to the treatment of the merger conversion for federal tax purposes.

         Unlike a private letter ruling from the Internal Revenue Service, the federal and state tax opinions have no binding effect or official status, and no assurance can be given that the conclusions reached in any of those opinions would be sustained by a court if contested by the Internal Revenue Service or by a state taxing authority. Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members are encouraged to consult with their own tax advisers as to the tax consequences in the event the subscription rights are determined to have any market value.

         Liquidation Account. In the unlikely event of First Pennsylvania complete liquidation in its present mutual form, each depositor is entitled to share in a distribution of its assets, remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of the remaining assets would be in the same proportion as the value of his deposit accounts was to the total value of all deposit accounts in First Pennsylvania at the time of liquidation.

         Upon a complete liquidation after the merger conversion, each depositor would have a claim, as a creditor, of the same general priority as the claims of all other general creditors of Fidelity Bank. Except as described below, a depositor's claim would be solely in the amount of the balance in his deposit account plus accrued interest. A depositor would not have an interest in the residual value of Fidelity Bank's assets above that amount, if any.

         The plan of merger conversion provides for the establishment, upon the completion of the merger conversion, of a special "liquidation account" for the benefit of eligible account holders and supplemental eligible account holders of First Pennsylvania. The liquidation account will be maintained as a separate account at Fidelity Bank. The liquidation rights of First Pennsylvania to be maintained by Fidelity Bank after the merger conversion shall have equal priority in the event of liquidation of Fidelity Bank as other account holders for which Fidelity Bank is holding liquidation rights.

         Each eligible account holder and supplemental eligible account holder, if he continues to maintain his deposit account with Fidelity Bank, would be entitled upon a complete liquidation of Fidelity Bank after the merger conversion, to an interest in the liquidation account prior to any payment to stockholders. Each eligible account holder would have an initial interest in the liquidation account for each deposit account held in First Pennsylvania on the qualifying date, June 30, 2001 and each supplemental eligible account holder would have a similar interest as of the qualifying date, September 30, 2002. The interest as to each deposit account would be in the same proportion of the total liquidation account as the balance of the deposit account on the qualifying dates was to the aggregate balance in all the deposit accounts of eligible account holders and supplemental eligible account holders on the qualifying dates. However, if the amount in the deposit account on any annual closing date of First Pennsylvania (June 30) is less than the amount in the liquidation account on the respective qualifying dates, then the interest in this special liquidation account would be reduced from time to time by an amount proportionate to any reduction, and the interest would cease to exist if the deposit account were closed. Decreases in deposit accounts on any annual closing date will be reflected by a corresponding decrease in the amount held in the liquidation account. An individual's interest in and the total amount held in the liquidation account will never be increased despite any increase in deposit accounts after the respective qualifying dates.

         No merger, consolidation, purchase of bulk assets with assumptions of savings accounts and other liabilities, or similar transactions with another insured institution, shall be considered a complete liquidation. In these transactions, the liquidation account shall be assumed by the surviving institution.

Accounting Consequences

         In accordance with accounting principles generally accepted in the United States of America, the merger conversion will be accounted for using the purchase method. Under the purchase method, the assets and liabilities of First Pennsylvania will be recorded at their respective fair values at the date of the merger conversion. Any excess of the fair value of liabilities assumed or incurred over the fair value of assets acquired of First Pennsylvania at the merger date, will be reported as goodwill. In accordance with Statement of Financial Standards No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but will be evaluated for impairment annually. The purchase accounting method results in the operating results of First Pennsylvania being included in the consolidated results of Fidelity from the date of the merger conversion.

Conditions to the Merger Conversion

         Before Fidelity can complete the merger conversion, it must receive all the required approvals or non-objections from the Office of Thrift Supervision, and Pennsylvania Department of Banking. The receipt of these approvals or non-objections from these regulatory agencies does not constitute a recommendation or endorsement of the plan of merger conversion by these regulatory agencies. Completion of the conversion also is subject to approval of the plan by a majority of the total votes of members of First Pennsylvania at a special meeting called for the purpose of approving the plan of merger conversion.

Amendment or Termination of the Plan of Merger Conversion

         If determined to be necessary or desirable by the Boards of Directors of First Pennsylvania or Fidelity Bank, the plan may be amended by a two-thirds vote of the respective Boards of Directors, with the concurrence of the Office of Thrift Supervision and Pennsylvania Department of Banking, at any time prior to or after submission of the plan to members of First Pennsylvania for approval. The plan may be terminated by the Board of Directors of the Bank at any time prior to or after approval by the members, by a two-thirds vote with the concurrence of the Office of Thrift Supervision and the Pennsylvania Department of Banking.

                                  THE OFFERING

General

         Concurrently with the merger conversion, Fidelity is offering between a minimum of $1,275,000 and an anticipated maximum of $1,725,000 of common stock in the offering (subject to adjustment to up to $1,984,000 if First Pennsylvania's estimated pro forma market value has decreased or increased at the conclusion of the offering), which will expire at 5:00 p.m., eastern time, on December 15, 2002 unless extended. The minimum purchase is $400 of common stock.

         Subscription funds may be held by Fidelity Bank for up to 45 days after the last day of the subscription offering (as extended) in order to complete the conversion and offering and thus, unless waived by Fidelity Bank, all orders will be irrevocable until January 29, 2003. In addition, the conversion and offering may not be completed until Fidelity Bank and First Pennsylvania receives approval from the Office of Thrift Supervision and the Pennsylvania Department of Banking. Approvals by the Office of Thrift Supervision and the Pennsylvania Department of Banking not recommendations of the merger conversion or offering. Completion of the merger conversion and offering will be delayed, and resolicitation will be required, if the Office of Thrift Supervision and the Pennsylvania Department of Banking does not issue a letter of approval within 45 days after the last day of the subscription offering, or in the event the Office of Thrift Supervision and the Pennsylvania Department of Banking requires a material change to the offering prior to the issuance of its approval. If the merger conversion and offering are not completed by January 29, 2003, subscribers will have the right to modify or rescind their subscriptions and to have their subscription funds returned with interest at First Pennsylvania's regular savings account rate and all withdrawal authorizations will be canceled.

         Fidelity may cancel the offering at any time, and if it does, orders for common stock already submitted would be canceled.

         In accordance with Rule 15c2-4 of the Securities Exchange Act of 1934, pending completion or termination of the conversion and offering, subscription funds received by Fidelity Bank will be invested only in investments permissible under Rule 15c2-4.

Conduct of the Offering

         Subject to the limitations of the plan of merger conversion, shares of Fidelity's common stock are being offered, in descending order of priority in a subscription and stockholder offering to:

o Eligible Account Holders of First Pennsylvania (depositors at the close of business on June 30, 2001 with deposits of at least $50.00);

o    the employee plans of Fidelity, Fidelity Bank and/or First Pennsylvania;

o Supplemental Eligible Account Holders (depositors at the close of business on September 30, 2002 with deposits of at least $50.00);

o    Other Members: depositors and borrowers as of October 31, 2002; and

         To the extent that shares remain available and depending on market conditions contemporaneously with the subscription offering or at or near the completion of the subscription offering, Fidelity may conduct a Fidelity Bancorp, Inc. stockholder offering, a community offering and possibly a public offering. A public offering, if conducted, would commence just prior to, or as soon as practicable after, the termination of the subscription offering.

Subscription Offering

         Subscription Rights. Non-transferable subscription rights to subscribe for the purchase of Fidelity common stock have been granted under the plan of merger conversion to the following persons of First Pennsylvania:

         First: Eligible Account Holders. Each Eligible Account Holder shall be given the opportunity to purchase up to $75,000 of common stock offered in the subscription offering; subject to the overall limitations described under "- Limitations on Purchases of Common Stock."

         If there are insufficient shares available to satisfy all subscriptions of Eligible Account Holders, shares will be allocated to Eligible Account Holders so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares ordered. Thereafter, unallocated shares will be allocated to remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the same proportion that each subscriber's qualifying deposit bears to the total amount of qualifying deposits of all subscribing Eligible Account Holders, in each case on June 30, 2001, whose subscriptions remain unfilled. Subscription rights received by officers and directors, based on their increased deposits in First Pennsylvania in the one year preceding the eligibility record date will be subordinated to the subscription rights of other eligible account holders. To ensure proper allocation of stock, each Eligible Account Holder must list on his order form all accounts in which he had an ownership interest as of the Eligibility Record Date.

         Second: The Employee Plans. The tax qualified employee plans of First Pennsylvania, Fidelity Bank, or Fidelity may be given the opportunity to purchase in the aggregate up to 10% of the common stock in the subscription offering, if there are sufficient shares remaining after the satisfaction of subscriptions by eligible account holders. If the amount of stock to be sold is increased to $1,984,000, the employee plans will have priority over the eligible account holders to purchase in the aggregate up to 10% of the common stock offered in the subscription offering.

         Third: Supplemental Eligible Account Holders. If there are sufficient shares remaining after satisfaction of subscriptions by eligible account holders and the employee stock ownership plan and other tax-qualified employee stock benefit plans, each Supplemental Eligible Account Holder shall have the
opportunity   to  purchase  up  to  $75,000  of  common  stock  offered  in  the subscription offering, subject to the overall limitations described under "- Limitations on Purchases of Common Stock."

         If supplemental eligible account holders subscribe for a number of shares which, when added to the shares subscribed for by eligible account holders and the employee stock ownership plan and other tax- qualified employee stock benefit plans, if any, is in excess of the total number of shares offered in the offering, the shares of common stock will be allocated among subscribing Supplemental Eligible Account Holders first so as to permit each subscribing Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares ordered. Thereafter, unallocated shares will be allocated to each subscribing Supplemental Eligible Account Holder whose subscription remains unfilled in the same proportion that each subscriber's qualifying deposits bear to the total amount of qualifying deposits of all subscribing Supplemental Eligible Account Holders, in each case on September 30, 2002, whose subscriptions remain unfilled. To ensure proper allocation of stock each supplemental eligible account holder must list on his order form all accounts in which he had an ownership interest as of the Supplemental Eligibility Record Date.

         Fourth: Other Members. If there are sufficient shares remaining after satisfaction of all subscriptions by the eligible account holders, the tax-qualified employee stock benefit plans, and supplemental eligible account holders, each other member (depositors and borrowers as of the close of business on October 31, 2002) who is not an eligible or supplemental eligible account holder shall have the opportunity to purchase up to $75,000 common stock offered in the subscription offering, subject to the overall limitations described under "- Limitations on Purchases of Common Stock."

         If other members subscribe for a number of shares which, when added to the shares subscribed for by Eligible Account Holders, the tax-qualified employee stock benefit plans and Supplemental eligible account holder, is in excess of the total number of shares offered in the offering, the subscriptions of other members will be allocated among subscribing other members to permit each subscribing other member to purchase a number of shares sufficient to make his total allocation of common stock equal to the lesser of 100 shares or the number of shares subscribed for by other members. Any shares remaining will be allocated among the subscribing other members whose subscriptions remain unsatisfied on a 100 shares (or whatever lesser amount is available) per order basis until all orders have been filled or the remaining shares have been allocated.

         The above discussion is a summary of the purchase limitations contain in the plan of merger conversion. The plan of merger conversion should be examined for the actual limitations. See "Where You Can Find Additional Information."

         State Securities Laws. Fidelity, in its sole discretion, will make reasonable efforts to comply with the securities laws of any state in the United States in which First Pennsylvania members reside, and will only offer and sell the common stock in states in which the offers and sales comply with state securities laws. However, no person will be offered or allowed to purchase any common stock under the plan if he resides in a foreign country or in a state of the United States with respect to which:

o a small number of persons otherwise eligible to purchase shares under the plan reside in that state or foreign country; or

o the offer or sale of shares of common stock to these persons would require Fidelity or Fidelity Savings Bank or its employees to register, under the securities laws of that state or foreign country, as a broker or dealer or to register or otherwise qualify its securities for sale in that state or foreign country; or

o registration or qualification would be impracticable for reasons of cost or otherwise.

         Restrictions  on Transfer of Subscription  Rights and Shares.  The plan prohibits any person with subscription rights, including eligible account holders, supplemental eligible account holders, and other members, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan or the shares of common stock to be issued when they are exercised. Subscription rights may be exercised only by the person to whom they are granted and only for his or her account. Each person subscribing for shares will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of the shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock before the completion of the offering.

         Fidelity, Fidelity Bank and First Pennsylvania will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders which they determine involve the transfer of subscription rights.

         Expiration Date. The subscription offering will expire at 5:00 p.m., eastern time, on December 15, 2002, unless it is extended, up to January 29, 2003 with the approval of the Office of Thrift Supervision and Pennsylvania Department of Banking, if necessary, but without additional notice to subscribers. Subscription rights will become void if not exercised prior to the expiration date.

Fidelity Stock Offering

         The amount, if any, of Fidelity conversion stock not subscribed for in subscription offering may be offered for sale in an offering to stockholders of Fidelity, as of October 31, 2002. This will involve an offering of the amount not subscribed for in the subscription offering directly to the stockholders of Fidelity. Fidelity reserves the right to accept or reject in part or in whole any orders received in the Fidelity stock offering. The Fidelity stock offering, if any, shall be for a period of not less than 20 days nor more than 45 days unless extended by Fidelity and First Pennsylvania, and may commence concurrently with, during or promptly after the subscription offering. In the event that the dollar amount of Fidelity conversion stock for which purchase orders are received exceeds the dollar amount of available shares, the available shares will be allocated first to each stockholder whose order is accepted in an amount equal to 100 shares. Thereafter, unallocated shares will be allocated in an equitable manner as determined by the board of directors of Fidelity.

Community Offering and Public Offering

         Community Offering. If less than the total number of shares of common stock to be subscribed for in the offering are sold in the subscription offering and Fidelity's stockholder offering and depending on market conditions at or near the completion of the subscription offering, shares remaining unsubscribed may be made available for purchase in the community offering to certain members of the general public. The maximum amount of common stock that any person (or persons though a single account) may purchase in the community offering is $75,000. In the community offering, if any, shares will be available for purchase by the general public with preference given first to persons who reside in the Metropolitan Statistical Area of Pittsburgh that includes Allegheny County, Pennsylvania. Fidelity and First Pennsylvania will attempt to issue the shares in a manner that would promote a wide distribution of common stock.

         If purchasers in the community offering, whose orders would otherwise be accepted, subscribe for more shares than are available for purchase, the shares available to them will be allocated among persons submitting orders in the community offering in an equitable manner Fidelity and First Pennsylvania determine.

         The community offering, if any, may commence simultaneously with, during or subsequent to the completion of the subscription offering. The community offering, if any, must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Office of Thrift Supervision.

         Fidelity and First Pennsylvania, in its absolute discretion, reserve the right to reject any or all orders in whole or in part which are received in the community offering, at the time of receipt or as soon as practicable following the completion of the community offering.

         Public Offering. If shares remain available after the subscription offering, and depending on market conditions at or near the completion of the subscription offering, we may offer shares to selected persons through a public offering on a best-efforts basis, conditions and procedures as may be determined by the Boards of Directors of Fidelity and Fidelity Bank. A syndicate of broker-dealers (selected dealers) may be formed to assist in the public offering. A public offering, if Fidelity and First Pennsylvania conducted one, would commence just prior to, or as soon as practicable after, the termination of the subscription offering.

         Orders received in connection with the public offering, if any, will receive a lower priority than orders received in the subscription offering, Fidelity's stock offering, and community offering. Common stock sold in the public offering will be sold at the same price as all other shares in the subscription offering. A public offering would be open to the general public beyond the local community, however, Fidelity and First Pennsylvania has the right to reject orders, in whole or in part, in its sole discretion in the public offering. No person (or persons through a single account) will be permitted to purchase more than $75,000 of common stock in the public offering.

         The date by which orders must be received in the public offering will be set by us at the time the public offering commences; but if the public offering is extended beyond January 29, 2003, each purchaser will have the opportunity to maintain, modify, or rescind his order. In that event, all funds received in the public offering will be promptly returned with interest to each purchaser unless he requests otherwise.

Limitations on Purchases of Stock

         The following additional limitations have been imposed on purchases of shares of common stock:

          1. The maximum amount of stock which may be purchased in the offering by any individual (or individuals through a single account) shall not exceed $75,000. This limits applies to stock purchases in total in the subscription, Fidelity stockholder, community and public offerings.

          2. The maximum number of shares which may be purchased in all categories in the offering by officers and directors of First Pennsylvania and their associates in the aggregate shall not exceed 35% of the total number of shares issued in the offering.

          3.   The minimum order is $400.

          4. If the number of shares otherwise allocable to any person or that person's associates would be in excess of the maximum number of shares permitted as set forth above, the number of shares allocated to that person shall be reduced to the lowest limitation applicable to that person, and then the number of shares allocated to each group consisting of a person and that person's associates shall be reduced so that the aggregate allocation to that person and his associates complies with the above maximums, and the maximum number of shares shall be reallocated among that person and his associates in proportion to the shares subscribed by each (after first applying the maximums applicable to each person, separately).

          5.   Depending  on  market  or  financial  conditions,  the  Board  of
               Directors of Fidelity, without further approval of the depositors, may decrease or increase the purchase limitations in the plan, provided that the maximum purchase limitations may not be increased to a percentage in excess of 5% of the offering. If Fidelity increases the maximum purchase limitations, Fidelity is only required to resolicit persons who subscribed for the maximum purchase amount and may, in the sole discretion of Fidelity, resolicit certain other large subscribers.

          6. If the total number of shares offered increases in the offering due to an increase in the maximum of the estimated valuation range of up to 15% (the adjusted maximum) the additional shares will be used in the following order of priority: (a) to fill the Employee Stock Ownership Plan's subscription up to 10% of the adjusted maximum; (b) if there is an oversubscription at the Eligible Account Holder level, to fill unfilled subscriptions of Eligible Account Holders exclusive of the adjusted maximum; (c) if there is an oversubscription at the Supplemental Eligible Account Holder level, to fill unfilled subscriptions of Supplemental Eligible Account Holders exclusive of the adjusted maximum; (d) if there is an oversubscription at the other member level, to fill unfilled subscriptions of other members exclusive of the adjusted maximum; (e) to fill orders received in the Fidelity stockholder offering exclusive of the adjusted maximum;
               (f) to fill orders received in a community offering exclusive of the adjusted maximum, with preference given to persons who live in the local community; and (g) to fill orders received in the public offering exclusive of the adjusted maximum.

          7. No person will be allowed to purchase any stock if that purchase would be illegal under any federal law or state law or regulation or would violate regulations or policies of the National Association of Securities Dealers, particularly those regarding free riding and withholding. Fidelity or Fidelity Bank and/or its agents may ask for an acceptable legal opinion from any purchaser regarding the legality of the purchase and may refuse to honor any purchase order if that opinion is not timely furnished.

          8. The Board of Directors of Fidelity and First Pennsylvania has the right to reject any order submitted by a person whose representations it believes are untrue or who it believes is violating, circumventing, or intends to violate, evade, or circumvent the terms and conditions of the plan, either alone or acting in concert with others.

          9. The above restrictions also apply to purchases by persons acting in concert under applicable regulations of the Office of Thrift Supervision. Under regulations of the Office of Thrift Supervision, directors of Fidelity, Fidelity Bank, and First Pennsylvania are not considered to be affiliates or a group acting in concert with other directors solely as a result of membership on the respective board of directors.

         The term "associate" of a person is defined in the plan to mean:

          (1) any corporation or organization other than Fidelity, Fidelity Bank, First Pennsylvania or a majority-owned subsidiary of theirs of which a person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities;

          (2) any trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as trustee or in a similar fiduciary capacity, excluding tax-qualified employee stock benefit plans or tax-qualified employee stock benefit plans in which a person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity and except that, for purposes of aggregating total shares that may be held by officers and directors, the term "Associate" does not include any tax-qualified employee stock benefit plan; or

          (3) any relative or spouse of a person or any relative of a spouse, who has the same home as that person or who is a director or officer of Fidelity, Fidelity Bank, and First Pennsylvania, or any of its parents or subsidiaries. For example, a corporation for which a person serves as an officer would be an associate of that person and all shares purchased by that corporation would be included with the number of shares which that person individually could purchase under the above limitations.

         The term "acting in concert" means:

          (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

          (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

         A person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated. We will presume that certain persons are acting in concert based upon various facts, including the fact that persons have joint account relationships or the fact that such persons have filed joint Schedules 13D with the Securities and Exchange Commission with respect to other companies. Fidelity and First Pennsylvania reserve the right to make an independent investigation of any facts or circumstances brought to its attention that indicate that one or more persons acting independently or as a group acting in concert may be attempting to violate or circumvent the regulatory prohibition on the transferability of subscription rights.

         Fidelity and First Pennsylvania have the right, in its sole discretion, to determine whether prospective purchasers are "associates" or "acting in concert." These determinations are in their sole discretion and may be based on whatever evidence they believe to be relevant, including joint account relationships or shared addresses on Fidelity or First Pennsylvania's records.

         Each person purchasing shares of the common stock in the offering will be considered to have confirmed that his or her purchase does not conflict with the maximum purchase limitation. If the purchase limitation is violated by any person or any associate or group of persons affiliated or otherwise acting in concert with that person, Fidelity and First Pennsylvania will have the right to purchase from that person at the per share purchase price all shares acquired by that person in excess of that purchase limitation or, if the excess shares have been sold by that person, to receive the difference between the purchase price per share paid for the excess shares and the price at which the excess shares were sold by that person. Fidelity and First Pennsylvania's right to purchase the excess shares will be assignable.

         Common stock purchased pursuant to the offering will be freely transferable, except for shares purchased by directors and officers of Fidelity. For certain restrictions on the common stock purchased by directors and officers, see "-- Restrictions on Transferability by Directors and Officers" below. In addition, under guidelines of the National Association of Securities Dealers, its members and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements after the purchase.

Ordering and Receiving Common Stock

         Use of Order Forms. Rights to subscribe may only be exercised by completion of an order form. Any person receiving an order form who desires to subscribe for shares of common stock must do so prior to the applicable expiration date by delivering by mail or in person to First Pennsylvania a properly executed and completed order form, together with full payment of the purchase price for all shares for which subscription is made; provided, however, that if the employee plans subscribe for shares during the subscription offering, the employee plans will not be required to pay for the shares at the time they subscribe but rather may pay for the shares upon completion of the merger conversion. All subscription rights under the plan will expire on the expiration date, whether or not First Pennsylvania has been able to locate each person entitled to subscription rights. Once tendered, subscription orders cannot be revoked without the consent of Fidelity or First Pennsylvania.

o    If a stock order form:

o is not delivered and is returned to Fidelity or First Pennsylvania by the United States Postal Service, or Fidelity or First Pennsylvania is unable to locate the addressee;

o    is not received or is received after the applicable expiration date;

o    is not completed correctly or executed; or

o is not accompanied by the full required payment for the shares subscribed for including instances where a savings account or certificate balance from which withdrawal is authorized is insufficient to fund the required payment, but excluding subscriptions by the employee plans.

then the subscription rights for that person will lapse as though that person failed to return the completed order form within the time period specified.

         However, Fidelity or First Pennsylvania may, but will not be required to, waive any irregularity on any order form or require the submission of corrected order forms or the remittance of full payment for subscribed shares by a date that First Pennsylvania or Fidelity may specify. The waiver of an irregularity on an order form in no way obligates them to waive any other irregularity on any other order form. Waivers will be considered on a case by case basis. First Pennsylvania or Fidelity will not accept orders received on photocopies or facsimile order forms, or for which payment is to be made by wire transfer or payment from private third parties. Fidelity and First Pennsylvania's interpretation of the terms and conditions of the plan and of the acceptability of the order forms will be final, subject to the authority of the Office of Thrift Supervision.

         To ensure that each purchaser receives a prospectus at least 48 hours before the applicable expiration date, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to the expiration date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

         Payment for Shares. For subscriptions to be valid, payment for all subscribed shares will be required to accompany all properly completed order forms, on or prior to the expiration date specified on the order form unless First Pennsylvania or Fidelity extend the date. Employee plans subscribing for shares during the subscription offering may pay for those shares upon completion of the conversion. Payment for shares of common stock may be made

o    in cash, if delivered in person;
o    by check or money order made payable to Fidelity or First Pennsylvania; or
o for shares subscribed for in the subscription offering, by authorization of withdrawal from savings accounts maintained with First Pennsylvania.

         Appropriate means by which account withdrawals may be authorized are provided on the order form. Once a withdrawal has been authorized, none of the designated withdrawal amount may be used by a subscriber for any purpose other than to purchase the common stock for which a subscription has been made until the offering has been completed or terminated. In the case of payments authorized to be made through withdrawal from savings accounts, all sums authorized for withdrawal will continue to earn interest at the contract rate until the offering has been completed or terminated. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares, however, if a partial withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate shall be canceled at the time of withdrawal, without penalty, and the remaining balance will earn interest at the regular savings account rate subsequent to the withdrawal. In the case of payments made in cash or by check or money order, funds will be placed in a segregated account and interest will be paid by First Pennsylvania at the regular savings account rate from the date payment is received until the offering is completed or terminated. An executed order form, once we receive it, may not be modified, amended, or rescinded without the consent of Fidelity or First Pennsylvania, unless the offering is not completed within 45 days after the conclusion of the subscription offering, in which event subscribers may be given the opportunity to increase, decrease, or rescind their subscription for a specified period of time. If the offering is not completed for any reason, all funds submitted pursuant to the offerings will be promptly refunded with interest as described above.

         Owners of self-directed individual retirement accounts may use the assets of their individual retirement accounts to purchase shares of common stock in the offerings, provided that their individual retirement accounts are not maintained on deposit at First Pennsylvania. Persons with individual retirement accounts maintained at First Pennsylvania must have their accounts transferred to an unaffiliated institution or broker to purchase shares of common stock in the offerings. There is no early withdrawal or IRS interest penalties for these transfers. Instructions on how to transfer self-directed individual retirement accounts maintained at First Pennsylvania can be obtained from the stock information center. Depositors interested in using funds in a First Pennsylvania individual retirement accounts to purchase common stock should contact the stock information center as soon as possible so that the necessary forms may be forwarded, executed and returned prior to the expiration date.

         Stock Center. The stock center is located at First Pennsylvania Savings Association, 1729 Lowrie Street, Pittsburgh, Pennsylvania 15212. Its phone number is (412) 231-6045.

         Delivery of Stock Certificates. Certificates representing common stock issued in the offering will be mailed to the persons entitled thereto at the address noted on the order form, as soon as practicable following completion of the offering. Any certificates returned as undeliverable will be held until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the common stock are available and delivered to subscribers, subscribers may not be able to sell the shares of stock for which they subscribed.

Restriction on Sales Activities

         Directors and officers of Fidelity, Fidelity Bank and First Pennsylvania may participate in the solicitation of offers to purchase common stock in jurisdictions where their participation is not prohibited. Other employees of Fidelity, Fidelity Bank, and First Pennsylvania may participate in the offering in ministerial capacities and have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock. Questions of prospective purchasers will be directed to officers of Fidelity, Fidelity Bank, and First Pennsylvania. No officer, director or employee of Fidelity, Fidelity Bank, or First Pennsylvania will be compensated in connection with his or her solicitations or other participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in the common stock. If necessary, Fidelity or Fidelity Bank may enter into an agreement with a registered broker - dealer to assist in the solicitation of sales of common stock in the offerings.

Stock Pricing and the Amount of Stock to be Offered

         Feldman Financial, which is experienced in the valuation and appraisal of business entities, including savings institutions, has been retained to prepare an appraisal of the estimated pro forma market value of the common stock. This independent valuation will express First Pennsylvania's pro forma market value in terms of an aggregate dollar amount. Feldman Financial will receive fees of $12,500 for its appraisal services, including the independent valuation and any subsequent update, plus reasonable out- of-pocket expenses incurred in connection with the independent valuation. First Pennsylvania has agreed to indemnify Feldman Financial under certain circumstances against liabilities and expenses arising out of or based on any misstatement or untrue statement of a material fact contained in the information supplied by First Pennsylvania to Feldman Financial, except where Feldman Financial is determined to have been negligent or failed to exercise due diligence in the preparation of the independent valuation.

Feldman Financial has determined that as of October 1, 2002, the estimated aggregate pro forma market value was $1,500,000. Pursuant to regulations, this estimate must be included within a range with a minimum of $1,275,000 and a maximum of $1,725,000. In determining the offering range, the Board of Directors of First Pennsylvania reviewed Feldman Financial's appraisal.

         The independent valuation considered the following factors, among others: the present and projected operating results and financial condition of First Pennsylvania; the economic and demographic conditions in First Pennsylvania's existing marketing area; certain historical, financial and other information relating to First Pennsylvania's; the aggregate size of the offering of the common stock; the impact of the merger conversion on First Pennsylvania's and Fidelity Bank's net worth and earnings potential; and the trading market for securities of comparable institutions and general conditions in the market for the securities. A copy of Feldman Financial's opinion regarding the appraisal valuation has been filed as exhibit to this registration statement.

         All shares to be issued in the merger conversion will be sold at the same actual purchase price per share, which shall be equal to 95% of the average of the last sales price or, average closing bid and closed asked quotations of Fidelity's common stock, if there is no last sales price on the Nasdaq National Market for the ten trading days ending the day before the closing of the merger conversion. Assuming a price per share of $17.79, which is 95% of the average closing sales price for Fidelity's common stock for the ten days ending on November 12, 2002, a minimum of 71,786 shares, a maximum of 96,987 shares, or a maximum, as adjusted of 111,549 shares of conversion stock will be issued. The total number of shares to be issued will be determined by dividing the pro forma market value by the per share purchase price. Accordingly, the total number of shares and price per share will be based upon the market value of the stock of Fidelity at closing, which may differ materially from the above estimates.

         Depending on market and financial conditions at the time of the completion of the offering, First Pennsylvania or Fidelity may increase or decrease the number of shares to be issued in the merger conversion. No resolicitation of purchasers will be made and purchasers will not be permitted to modify or cancel their purchase orders unless the change in the amount of stock to be issued in the offering is less than $1,275,000 or more than $1,984,000. First Pennsylvania or Fidelity may also elect to terminate the offering. If First Pennsylvania or Fidelity terminates the offering, purchasers will receive a prompt refund of their purchase orders, together with interest earned thereon from the date of receipt to the date of termination of the offering. Furthermore, any account withdrawal authorizations will be terminated. If First Pennsylvania or Fidelity receives orders for less than $1,275,000, at the discretion of the Boards of Directors and subject to approval of the Office of Thrift Supervision and the Pennsylvania Department of Banking, First Pennsylvania or Fidelity may establish a new offering range and resolicit purchasers. If there is a resolicitation, purchasers will be allowed to modify or cancel their purchase orders. Any adjustments in the pro forma market value of First Pennsylvania as a result of market and financial conditions or a resolicitation of prospective purchasers must be approved by the Office of Thrift Supervision and the Pennsylvania Department of Banking.

         The independent valuation will be updated at the time of the completion of the merger conversion, and the amount of stock to be issued may increase or decrease to reflect the changes in market conditions, the results of the offering, or the estimated pro forma market value of First Pennsylvania. If the updated independent valuation increases, First Pennsylvania or Fidelity may increase the amount of stock sold in the offering to up to $1,984,000. Subscribers will not be given the opportunity to change or withdraw their orders unless more than $1,984,000 or less than $1,275,000 of stock is sold in the offering. Any adjustment of shares of common stock sold will have a corresponding effect on the estimated net proceeds of the offering and the pro forma capitalization and per share data of Fidelity. An increase in the amount of stock to be issued in the merger conversion would decrease a subscriber's percentage ownership interest and pro forma net worth (book value) per share and increase the pro forma net income and net worth (book value) on an aggregate basis. In the event of a reduction in the valuation, Fidelity may decrease the number of shares to be issued to reflect the reduced valuation. A decrease in the amount of Fidelity's stock to be issued in the merger conversion would increase a subscriber's percentage ownership interest and the pro forma net worth (book value) per share and decrease the pro forma net income and net worth on an aggregate basis. For a presentation of the possible effects of an increase or decrease in the amount of stock to be issued, see "Pro Forma Data" on page 44.

         The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing the common stock. In preparing the independent valuation, Feldman Financial has relied on and assumed the accuracy and completeness of financial and statistical information provided by First Pennsylvania. Feldman Financial did not independently verify the financial statements and other information provided by First Pennsylvania, nor did Feldman Financial value independently the assets and liabilities of First Pennsylvania. The independent valuation considers First Pennsylvania only as a going concern and should not be considered as a indication of the liquidation value of First Pennsylvania. Moreover, because the independent valuation is based on estimates and projections on a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing the common stock will be able to sell their shares at a price equal to or greater than the purchase price.

         A copy of the appraisal report is available for your review at First Pennsylvania's main office. In addition, the Board of Directors of First Pennsylvania does not make any recommendation as to whether or not the stock of Fidelity will be a good investment for you.

         No sale of shares of Fidelity's common stock may be completed unless Feldman Financial confirms that, to the best of its knowledge, nothing of a material nature has occurred that, taking into account all relevant factors, would cause Feldman Financial to conclude that the independent valuation is incompatible with its estimate of First Pennsylvania's pro forma market value at the conclusion of the offering. Any change that would result in an aggregate value that is below $1,275,000 or above $1,984,000 would be subject to Office of Thrift Supervision and the Pennsylvania Department of Banking approval. If confirmation from Feldman Financial is not received, First Pennsylvania or Fidelity may extend the offering, reopen or commence a new offering, request a new independent valuation, establish a new offering range and commence a resolicitation of all purchasers with the approval of the Office of Thrift Supervision, or take other action as permitted by the Office of Thrift Supervision and the Pennsylvania Department of Banking in order to complete the offering.

Plan of Distribution/Marketing Arrangements

         The common stock will be offered in the offering principally by the distribution of this prospectus and through activities conducted at the stock information center.

Restrictions on Transferability by Directors and Officers

         Shares of the common stock purchased by Fidelity directors or officers cannot be sold for a period of one year following completion of the merger conversion, except for a disposition of shares after the death of a stockholder or a merger approved by the Pennsylvania Department of Banking. Accordingly, shares of the common stock issued to directors and officers will bear a legend restricting their sale. Any shares issued to directors and officers as a stock dividend, stock split, or otherwise with respect to restricted stock will be subject to the same restriction.

Restrictions on Agreements or Understandings Regarding Transfer of Common Stock to be Purchased in the Offering

         Before the completion of the conversion and offering, no member of First Pennsylvania may transfer or enter into an agreement or understanding to transfer any subscription rights or the legal or beneficial ownership of the shares of common stock to be purchased in the offering. Member of First Pennsylvania who submit an order form will be required to certify that their purchase of common stock is solely for their own account and there is no agreement or understanding regarding the sale or transfer of their shares. First Pennsylvania intends to pursue any and all legal and equitable remedies after it becomes aware of any agreement or understanding, and will not honor orders it reasonably believes to involve an agreement or understanding regarding the sale or transfer of shares.

                        ACQUISITION OF FIRST PENNSYLVANIA

         On July 12, 2002, Fidelity, Fidelity Bank, and First Pennsylvania entered into an agreement and plan of merger conversion, whereby First Pennsylvania will merge with and into Fidelity Bank. On September 30, 2002, the agreement was amended to require an offering of stock of Fidelity to certain members of First Pennsylvania. Under the amended agreement, First Pennsylvania will convert from a Pennsylvania-chartered mutual savings association to a Pennsylvania-chartered stock savings association and simultaneously merge with and into Fidelity Bank. Upon completion of the merger conversion, Fidelity Bank will acquire all of the assets and assume all of the liabilities of First Pennsylvania. Also see "The Merger Conversion" on page 22.

Conditions of the Merger

         The respective obligations of Fidelity and First Pennsylvania to effect the merger are subject to the satisfaction or waiver of the following conditions specified in the merger agreement.

Fidelity and First Pennsylvania must:

o    obtain corporate approvals to execute the merger agreement;

o    fulfill their obligations under the merger agreement;

o avoid any material breach of their representations, warranties, and covenants;

o obtain regulatory approvals from the Office of Thrift Supervision, Federal Deposit Insurance Corporation, and Pennsylvania Department of Banking;

o not have in effect any order, decree, or injunction of a court or agency of competent jurisdiction, or just action, or other proceeding initiated by any governmental agency, which would prevent the completion of the merger transactions; and

o receive certain officer's certificates from each other regarding the satisfaction of the merger agreements's conditions.

First Pennsylvania must also:

o    obtain approval from certain of its members; and

o do nothing that would have or result in any material adverse effect on First Pennsylvania.

Fidelity must also obtain a tax opinion from counsel that the merger conversion shall qualify as a tax free reorganization.

         You can find the details of the condition to the merger in Article VI of Appendix A. Fidelity and First Pennsylvania cannot guarantee that all of these conditions will be satisfied or waived.

Effective Time

         The merger will be consummated if First Pennsylvania, Fidelity, Fidelity Bank obtains all required regulatory approvals and consents, and all other conditions to the merger are either satisfied or waived. The merger will become effective on the date and at the time that articles of merger are filed with the Secretary of State of the Commonwealth of Pennsylvania, or such later date or time as may be indicated in such articles of merger. Fidelity, Fidelity Bank and First Pennsylvania have generally agreed to cause the effective date to occur no later than fifteen days after the last of the conditions to the consummation of the merger have been satisfied or waived (including the expiration of any applicable waiting Fidelity and First Pennsylvania has the right to terminate the merger agreement if the merger is not completed by December 31, 2002. However, the parties have agreed to extend this deadline if they reasonably believe that, through no fault of either party, the merger cannot be completed within that time period.

Approvals Needed to Complete the Merger

         Completion of the merger and the transactions contemplated by the merger agreement is subject to the prior approval of the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

         In addition, a period of up to 30 days must expire following the approval of the Federal Deposit Insurance Corporation, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. Fidelity and First Pennsylvania are not aware of any other regulatory approvals required for completion of the merger, except as described above. Should any other approvals be required, it is presently contemplated that such approvals would be sought. There can be no assurance that any other approvals, if required, will be obtained. The approval of any application merely indicates the satisfaction of regulatory criteria for approval and does not constitute an endorsement or recommendation of the merger.

Time Period For Completing The Merger

         If the merger is not consummated on or before December 31, 2002, the merger agreement may be terminated by either Fidelity or First Pennsylvania. However, the parties have agreed to extend this deadline if they reasonably believe, through no fault of either party, the merger cannot be completed within that time period.

Other Provisions of the Merger Agreement

         Although the completion of the merger requires member approval of First
Pennsylvania,   many  provisions  of  the  merger   agreement  became  effective
immediately upon its signing.

         Representations and Warranties. Each party has made representations and warranties to the other party with respect to various matters, including its financial statements, capital structure, business, loans, investments, regulatory filings and benefit plans. These representations and warranties must be true and correct upon both signing of the merger agreement and the completion of the merger. A party can terminate the merger agreement if the other party's representations and warranties are not true and correct, resulting in a material adverse effect on that other party. If the merger is completed, or if the merger agreement is terminated for some unrelated reason, the representations and warranties become void. You can find details of these obligations in Articles III and IV of Appendix A.

         Cooperation and Conduct of Business. Each party has agreed to cooperate in completing the merger and to avoid extraordinary transactions between the signing of the merger agreement and the completion of the merger.

         Waiver and Amendment. Section 8.03 of Article VIII of Appendix A allows either Fidelity or First Pennsylvania to extend the time for the performance of any obligation by the other party, and to waive (to the extent permitted by law) any condition or obligation of the other party.

         Termination. The merger agreement may be terminated by mutual agreement of the parties by a majority of the members of the board of directors of First Pennsylvania or Fidelity (even after First Pennsylvania's member approval), or by Fidelity or First Pennsylvania under any of the following circumstances:

          o in response to a material breach which is not cured within 30 days;

          o if the merger is not completed by December 31, 2002, or extended by mutual consent;

          o if any required regulatory or First Pennsylvania members approval is not obtained;

          o if there is in effect any order, decree, or injunction of a court or agency of competent jurisdiction which would prevent the completion of the merger transactions;

          o in the event that any of the covenants described in Section V of the merger agreement by either Fidelity or First Pennsylvania cannot be satisfied or fulfilled by December 31, 2002, provided that the terminating party is not in material breach of any representation, warranty, or covenant, or other agreement to this merger agreement.

         You can find details of the termination provisions in Article VII of Appendix A.

Effect of Termination. If the merger is terminated by either Fidelity or First Pennsylvania, this agreement shall become void. Fidelity and First Pennsylvania shall each pay its own expenses in connection with the merger.

                                    FIDELITY

         Fidelity is a Pennsylvania corporation headquartered in Pittsburgh, Pennsylvania. It provides a full range of banking services through its wholly owned banking subsidiary, Fidelity Bank. Fidelity's other wholly owned subsidiary, FB Capital Trust, was formed in May 1997 solely to facilitate the issuance of preferred securities. Fidelity conducts no significant business or operations of its own other than holding all the outstanding stock of Fidelity Bank and the FB Capital Trust.

                                  FIDELITY BANK

         Fidelity Bank is a Pennsylvania-chartered stock savings bank which is headquartered in Pittsburgh, Pennsylvania. Deposits are insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Incorporated in 1927, Fidelity Bank conducts business from eleven full-service offices located in Allegheny and Butler counties.

                                 USE OF PROCEEDS

         The net proceeds will depend on the total number of shares of stock sold in the offering, which will depend on the independent valuation and marketing considerations, and the expenses incurred by us in connection with the offering. Fidelity estimates that it will receive net proceeds from the sale of the common stock of between $1,025,000 at the minimum of the offering range and $1,475,000 at the maximum of the offering range.

         We intend to use the net proceeds for investments in short-term securities.

         The net proceeds may vary because total expenses of the merger conversion may be significantly more or less than those estimated. The net proceeds will also vary if the amount of shares to be issued in the merger conversion are adjusted to reflect a change in the estimated pro forma market value of First Pennsylvania.

                                 DIVIDEND POLICY

         Fidelity has paid a cash dividend on its common stock since November 1988. The most recent quarterly dividends declared by Fidelity was $.12 per share and was paid on August 31, 2002. Dividends will be subject to determination and declaration by our Board of Directors. In making its decision, the Board of Directors will consider several factors, including:

o    our financial condition;
o    results of operations;
o    tax considerations;
o    industry standards; and
o    economic conditions.

         Our ability to pay dividends could also depend on the receipt of dividends from Fidelity Bank which is subject to a variety of regulatory limitations on the payment of dividends. See "Regulation - Regulation of Fidelity -- Restrictions on Dividends" on page 91.

         In addition, earnings of Fidelity Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Fidelity Bank on the amount of earnings deemed to be removed from the reserves for such distribution. See "Taxation" on page 94 and Note 16 to the Consolidated Financial Statements. Fidelity Bank does not contemplate any distribution out of its bad debt reserve which would cause such tax liability.

                           MARKET FOR THE COMMON STOCK

         There is an established market for Fidelity common stock which is currently listed on the Nasdaq National Market under the symbol, "FSBI."

         The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within the control of Fidelity, or any market maker. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the purchase price. Therefore, purchasers of the common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the conversion and may have an adverse effect on the price at which the common stock can be sold.

         The following table sets forth the high and low bid quotes for Fidelity common stock and the adjusted cash dividends per share declared for the periods indicated. Fidelity's stock was issued in 1988. These quotations represent prices between dealers and, therefore, may not include retail markups, markdowns, or commissions and may not reflect actual transactions. As of June 30, 2002 there were 2,312,827 publicly-held shares of Fidelity common stock outstanding.


                                                               Cash Dividends
                                  High               Low     Per Share Declared
                                  ----               ---     ------------------
Fiscal 2002
First Quarter...............    $15.91            $13.55            $.109
Second Quarter..............     18.09             14.23             .109
Third Quarter...............     19.24             17.52             .109
Fourth Quarter..............     18.70             17.90              .12
Fiscal 2001
First Quarter...............     11.15              9.55             .082
Second Quarter..............     13.75             10.11             .091
Third Quarter...............     14.55             12.38             .091
Fourth Quarter..............     15.45             13.64             .091

                                 CAPITALIZATION

         Set forth below is the historical capitalization of Fidelity and First Pennsylvania as of June 30, 2002, and the pro forma capitalization of Fidelity after giving effect to the merger and the offering. The table also gives affect to the assumptions set forth under "Pro Forma Data." A change in the amount of stock sold in the offering may materially affect the pro forma capitalization.

                                 At June 30, 2002                              Pro Forma Combined Capitalization(3)
                            ----------------------------                 --------------------------------------------------
                                     (Actual)
                                                           Purchase
                                               First      Accounting                                             Adjusted
                             Fidelity      Pennsylvania  Adjustments       Minimum     Midpoint      Maximum     Maximum(4)
                             --------      ------------  -----------       -------     --------      -------     ----------
                                                              (Dollars in thousands)
Savings and time deposits   $ 340,353       $  12,890    $     128 (1)   $ 353,371    $ 353,371    $ 353,371    $ 353,371
                            =========       =========    =========
Borrowings:
    Federal Home Loan
      Bank advances         $ 198,940       $  12,141      (12,141)(2)   $ 198,940    $ 198,940    $ 198,940    $ 198,940
    Guaranteed preferred
      beneficial interest
      in Fidelity's
      debentures               10,250              --           --          10,250       10,250       10,250       10,250
    Securities sold under
      agreement to
      repurchase                6,928              --           --           6,928        6,928        6,928        6,928
    Other borrowings              272              --           --             272          272          272          272
                            ---------       ---------    ---------       ---------    ---------    ---------    ---------
    Total borrowings        $ 216,390       $  12,141    $ (12,141)      $ 216,390    $ 216,390    $ 216,390    $ 216,390
                            =========       =========    =========       =========    =========    =========    =========

Stockholders' equity:
    Common stock            $      25       $      --    $      --       $      26    $      26    $      26    $      26
    Treasury stock             (2,358)             --           --          (2,358)      (2,358)      (2,358)      (2,358)
    Additional paid-in
      capital                  15,280              --           --          16,304       16,529       16,754       17,013
    Retained earnings,
      substantially
      restricted               25,405           1,599       (1,599)         25,405       25,405       25,405       25,405
    Accumulated other
      comprehensive
      income (loss)
      net of tax                1,796             (17)          17           1,796        1,796        1,796        1,796
                            ---------       ---------    ---------       ---------    ---------    ---------    ---------
    Total stockholders'
      equity                $  40,148       $   1,582    $  (1,582)      $  41,173    $  41,398    $  41,623    $  41,882
                            =========       =========    =========       =========    =========    =========    =========

------------------
(1) Pro forma combined amounts includes the estimated purchase accounting adjustment to reflect the valuation of First Pennsylvania's deposit portfolio at its estimated market value.
(2) Reflects the anticipated prepayment of Federal Home Loan Bank advances held by First Pennsylvania.
(3) Pro forma combined amounts include the net offering proceeds and the effects of estimated net purchase accounting adjustments to be recorded upon closing of the merger. Such adjustments consist of mark-to-market valuation adjustments for assets acquired and liabilities assumed and incurred, and adjustments for intangible assets established.
(4) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the independent valuation and a commensurate increase in the offering range of up to 15% to reflect changes in market and financial conditions.

                                 PRO FORMA DATA

         The actual net proceeds from the sale of the stock cannot be determined until the merger conversion is completed. However, net proceeds are currently estimated to be between $1,025,000 and $1,475,000 (or $1,734,000 million if the independent valuation is increased by 15%) based on estimated offering expenses of $250,000.

         The following table sets forth Fidelity and First Pennsylvania's historical net earnings and stockholders' equity/retained earnings prior to the merger conversion and the pro forma combined consolidated net earnings and stockholders' equity of Fidelity after completion of the merger conversion. In preparing these tables and in calculating pro forma data, the following assumptions were made:

o the pro forma combined data of Fidelity has been prepared based on the purchase method of accounting under generally accepted accounting principles. Under purchase accounting, the assets and liabilities of First Pennsylvania, after completion of the merger conversion, will be recorded at their respective fair values and added to those of Fidelity Bank and included in the consolidated financial statements of Fidelity. See "Merger Conversion - Accounting Consequences" on page 25.

o Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the period and the net proceeds had been invested at an average yield of 1.61% for the nine months ended June 30, 2002 and year ended September 30, 2001, which approximates the yield on the one-year U.S. Treasury bill on September 23, 2002. The yield on a one-year U.S. Treasury bill, rather than an arithmetic average of the average yield on interest-earning assets and average rate paid on deposits, has been used to estimate income on net proceeds because it is believed that the one-year U.S. Treasury bill rate is a more accurate estimate of the rate that would be obtained on an investment of net proceeds from the offering.

o The pro forma after-tax yield on the net proceeds is assumed to be 1.06% for the nine months ended June 30, 2002 and for the year ended September 30, 2001, based on an effective tax rate of 34%, respectively.

o No effect has been given to the incurrence by First Pennsylvania of a prepayment penalty of $1.3 million (estimated as of June 30, 2002), relating to the prepayment of Federal Home Loan Bank advances prior to closing.

o No effect has been given to the withdrawals from deposit accounts of either Fidelity or First Pennsylvania to purchase shares in the offering.

o Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock.

o Pro forma stockholders' equity amounts have been calculated as if the stock had been sold on June 30, 2002 and September 30, 2001, respectively, and, accordingly, no effect has been given to the assumed earnings effect of the transactions.

         The following pro forma data relies on the assumptions that are outlined above, and this data does not represent the fair market value of the common stock, the current value of assets or liabilities, or the amount of money that would be distributed to stockholders if Fidelity were liquidated. The pro forma data does not predict how much Fidelity will earn in the future.

                                                      At or For the Nine Months Ended             At or For the Year Ended
                                                              June 30, 2002                          September 30, 2001
                                                ----------------------------------------    ---------------------------------------
                                                                                   (In thousands)
                                                                                Adjusted                                   Adjusted
                                                Minimum   Midpoint    Maximum    Maximum    Minimum   Midpoint    Maximum   Maximum
                                                -------   --------    -------    -------    -------   --------    -------   -------
Gross offering proceeds                         $ 1,275    $ 1,500    $ 1,725    $ 1,984    $ 1,275    $ 1,500    $ 1,725   $ 1,984
Less: estimated offering expenses                   250        250        250        250        250        250        250       250
                                                -------    -------    -------    -------    -------    -------    -------   -------
    Estimated net offering proceeds             $ 1,025    $ 1,250    $ 1,475    $ 1,734    $ 1,025    $ 1,250    $ 1,475   $ 1,734
                                                =======    =======    =======    =======    =======    =======    =======   =======
Number of shares of Fidelity common stock
to be issued at following assumed prices:
               $16.00                            79,688     93,750    107,813    124,000     79,688     93,750    107,813   124,000
               $18.00                            70,833     83,333     95,833    110,222     70,833     83,333     95,833   110,222
               $20.00                            63,750     75,000     86,250     99,200     63,750     75,000     86,250    99,200
Net earnings (loss):
    Historical -- Fidelity                      $ 3,272    $ 3,272    $ 3,272    $ 3,272    $ 3,612    $ 3,612    $ 3,612   $ 3,612
    Historical -- First Pennsylvania(1)           (206)      (206)      (206)      (206)          7          7          7         7
                                                -------    -------    -------    -------    -------    -------    -------   -------
    Historical -- Combined                        3,066      3,066      3,066      3,066      3,619      3,619      3,619     3,619
    Pro forma net earnings from proceeds              8         10         12         14         11         13         16        18
    Purchase accounting effect on earnings(2)         9          9          9          9         12         12         12        12
                                                -------    -------    -------    -------    -------    -------    -------   -------
    Pro forma combined net earnings             $ 3,083    $ 3,085    $ 3,087    $ 3,089    $ 3,642    $ 3,644    $ 3,647   $ 3,649
                                                =======    =======    =======    =======    =======    =======    =======   =======
Basic earnings per share:
    Historical - Fidelity                       $  1.46    $  1.46    $  1.46    $  1.46    $  1.59    $  1.59    $  1.59   $  1.59
Per dilutive share:
    Historical -- Fidelity                      $  1.41    $  1.41    $  1.41    $  1.41    $  1.56    $  1.56    $  1.56   $  1.56
    Pro forma combined net earnings per share
    at the following assumed prices:
               $16.00                           $  1.29    $  1.28    $  1.27    $  1.27    $  1.52    $  1.51    $  1.50   $  1.49
               $18.00                           $  1.29    $  1.29    $  1.28    $  1.27    $  1.52    $  1.51    $  1.51   $  1.50
               $20.00                           $  1.30    $  1.29    $  1.28    $  1.28    $  1.53    $  1.52    $  1.51   $  1.51
Total stockholders' equity:
    Historical -- Fidelity                      440,148    $40,148    $40,148    $40,148    $35,286    $35,286    $35,286   $35,286
    Historical -- First Pennsylvania              1,582      1,582      1,582      1,582      1,918      1,918      1,918    1,918
                                                -------    -------    -------    -------    -------    -------    -------   -------
    Historical -- Combined                       41,730     41,730     41,730     41,730     37,204     37,204     37,204    37,204
    Estimated net offering proceeds               1,025      1,250      1,475      1,734      1,025      1,250      1,475     1,734
    Purchase accounting effect on equity(2)     (1,582)    (1,582)    (1,582)    (1,582)    (1,918)    (1,918)    (1,918)   (1,918)
                                                -------    -------    -------    -------    -------    -------    -------   -------
    Pro forma combined stockholders' equity     $41,173    $41,398    $41,623    $41,882    $36,311    $36,536    $36,761   $37,020
                                                =======    =======    =======    =======    =======    =======    =======   =======
Per share:
    Historical -- Fidelity                      $ 17.36    $ 17.36    $ 17.36    $ 17.36    $ 16.25    $ 16.25    $ 16.25   $ 16.25
    Pro forma combined stockholders' equity
    at the following assumed prices:
               $16.00                           $ 17.21    $ 17.20    $ 17.20    $ 17.19    $ 16.13    $ 16.12    $ 16.12   $ 16.12
               $18.00                           $ 17.27    $ 17.28    $ 17.28    $ 17.28    $ 16.19    $ 16.20    $ 16.21   $ 16.22
               $20.00                           $ 17.32    $ 17.34    $ 17.35    $ 17.36    $ 16.24    $ 16.26    $ 16.28   $ 16.30

                                                 At or For the Nine Months Ended                   At or For the Year Ended
                                                          June 30, 2002                                 September 30, 200
                                              ----------------------------------------      ----------------------------------------
                                                                              Adjusted                                      Adjusted
                                              Minimum   Midpoint    Maximum    Maximum      Minimum   Midpoint    Maximum    Maximum
                                              -------   --------    -------    -------      -------   --------    -------    -------
Shares outstanding for earnings per share:
    Historical - Fidelity:
      Basic earnings per share              2,238,000  2,238,000  2,238,000  2,238,000    2,271,000  2,271,000  2,271,000  2,271,000
      Diluted earnings per share            2,317,000  2,317,000  2,317,000  2,317,000    2,322,000  2,322,000  2,322,000  2,322,000
    Pro forma shares outstanding
    at the following assumed prices:
               $16.00                       2,396,688  2,410,750  2,424,813  2,441,000    2,401,852  2,415,914  2,429,813  2,446,164
               $18.00                       2,387,833  2,400,333  2,412,833  2,427,222    2,392,992  2,405,997  2,417,833  2,432,386
               $20.00                       2,380,750  2,392,000  2,403,250  2,416,200    2,385,914  2,397,414  2,408,250  2,421,364
Shares outstanding for equity per share:
    Historical -- Fidelity                  2,312,827  2,312,827  2,312,827  2,312,827    2,172,099  2,172,099  2,172,099  2,172,099
    Pro forma shares outstanding at the
       following assumed prices:
               $16.00                       2,392,515  2,406,577  2,420,640  2,436,827    2,251,787  2,265,849  2,279,912  2,296,099
               $18.00                       2,383,660  2,396,160  2,408,660  2,423,049    2,242,932  2,255,432  2,267,932  2,282,321
               $20.00                       2,376,577  2,387,827  2,399,077  2,412,027    2,235,849  2,247,099  2,258,349  2,271,299

(1) The fiscal year end of Fidelity and First Pennsylvania is September 30 and December 31, respectively. Accordingly, in order to make the operating results of First Pennsylvania comparable to the reporting periods of Fidelity, for the year ended September 30, 2001, the results of operations of First Pennsylvania include the twelve months ended September 30, 2001, by combining the last quarter of fiscal 2000 and the first three quarters of fiscal 2001. Additionally, the results of operations for the nine months ended June 30, 2002, include the last quarter of fiscal 2001 and the first two quarters of fiscal 2002.

(2) Reflects the estimated net purchase accounting adjustments to be recorded upon closing of the merger. Such adjustments consist of mark-to-market valuation adjustments for assets acquired and liabilities assumed and incurred, and adjustments for intangible assets established, and the resultant amortization and accretion of these adjustments to earnings over the appropriate periods. It is also anticipated that the merger will provide the combined company with certain financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, the pro forma information does not reflect any of these anticipated cost savings or benefits.

                  FIDELITY MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Selected Financial Highlights and Selected Financial Ratios and the Consolidated Financial Statements and related Notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus.

General

         Fidelity's business is conducted principally through Fidelity Bank. All references to Fidelity refer collectively to Fidelity and Fidelity Bank, unless the context indicates otherwise.

Forward-Looking Statements

         This prospectus contains forward-looking statements that are based on assumptions and describe future plans, strategies, and expectations of Fidelity. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Fidelity's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of Fidelity and its subsidiaries include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan and investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in its market area, and changes in relevant accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Overview At June 30, 2002

         On February 22, 2002, Fidelity completed its acquisition of Carnegie Financial Corporation. See Note 9 to the June 30, 2002 Consolidated Financial Statements. Additionally, in September 2002, Fidelity, Fidelity Bank and First Pennsylvania entered into an amended and restated agreement and plan of merger conversion, whereby First Pennsylvania will merge with and into Fidelity Bank. The merger is expected to be consummated during the first quarter of fiscal 2003. See Note 10 to the June 30, 2002 Consolidated Financial Statements.

Asset and Liability Management

         Fidelity's vulnerability to interest rate risk exists to the extent that its interest-bearing liabilities, consisting of customer deposits and borrowings, mature or reprice more rapidly or on a different basis than its interest-earning assets, which consist primarily of intermediate or long-term loans and investments and mortgage-backed securities.

         The principal determinant of the exposure of Fidelity's earnings to interest rate risk is the timing difference between the repricing or maturity of Fidelity Bank's interest-earning assets and the repricing or maturity of its interest-bearing liabilities. If the maturities of such assets and liabilities were perfectly matched, and if the interest rates carried by its assets and liabilities were equally flexible and moved concurrently, neither of which is the case, the impact on net interest income of rapid increases or decreases in interest rates would be minimized.

         The objective of interest rate risk management is to control, to the extent possible, the effects that interest rate fluctuations have on net interest income and on the net present value of Fidelity Bank's interest-earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit exposure to interest rate risk. Interest rate risk is measured using net interest margin simulation and asset/liability net present value sensitivity analyses. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

         Fidelity Bank uses financial modeling to measure the impact of changes in interest rates on net interest margin. Assumptions are made regarding loan and mortgage-backed securities prepayments and amortization rates of passbook, money market and NOW account withdrawal rates. In addition, certain financial instruments may provide customers with a degree of "optionality", whereby a shift in interest rates may result in customers changing to an alternative financial instrument, such as from a variable to fixed rate loan product. Thus, the effects of changes in future interest rates on these assumptions may cause actual results to differ from simulation results.

         Fidelity Bank's has established the following guidelines for assuming interest rate risk:

         Net interest margin simulation - Given a +/- 200 basis point parallel shift in interest rates, the estimated net interest margin may not change by more than 15% for a one-year period.

         Portfolio equity simulation - Portfolio equity is the net present value of Fidelity Bank's existing assets and liabilities. Given a +200 basis point change in interest rates, portfolio equity may not decrease by more than 50% of total stockholders' equity. Given a -200 basis point change in interest rates, portfolio equity may not decrease by more than 20% of total stockholders' equity.

         The following table illustrates the simulated impact of a 100 basis point or 200 basis point upward or downward movement in interest rates on net interest income and the change in portfolio equity. This analysis was done assuming that interest-earning asset and interest-bearing liability levels at June 30, 2002 remained constant. The impact of the rate movements was developed by simulating the effect of rates changing immediately from the June 30, 2002 levels.

Interest Rate Simulation Sensitivity Analysis


Movements in Interest Rates from June 30, 2002 Rates:

                                 Increase                         Decrease
                             ------------------              ------------------
                             +100 bp    +200 bp              -100 bp    -200 bp
                             -------    -------              -------    -------
Net interest income
   increase/(decrease)......   .5%      (1.3)%               (7.9)%     (15.7)%
Portfolio equity
   increase/(decrease)...... (7.1)%    (22.4)%              (11.4)%     (24.7)%

         Management is aware that the projected change in net interest income and portfolio equity in the -200 basis point simulation exceeds the established limits; however, management believes that it is highly unlikely that such a result would actually occur given the extremely low interest rate environment that currently exists. As a result, no significant change in asset/liability strategy is anticipated. In addition, management is aware that the simulation model indicates that the measurements of change in net interest income and change in portfolio equity decrease in seven of the eight interest rate scenarios portrayed, and that such simultaneous decreases are unusual. The primary cause of this simulation result is, in an already low interest rate environment, the risk of significantly higher prepayments of loans and mortgage-backed securities in the declining rate scenarios, while liabilities do not reprice at the same pace or have reached effective floors on rates. In the rising rate scenarios, the projected change in net interest income is not significant primarily because Fidelity Bank's one year interest rate sensitivity gap is essentially neutral, allowing assets and liabilities to reprice at approximately the same pace.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. Fidelity Bank has seen a change in its nine months ended gap from a negative 6.7% at September 30, 2001 to a negative .9% at June 30, 2002. Fidelity Bank considers this result at June 30, 2002 to be within its acceptable target range. As part of its efforts to minimize the impact of changes in interest rates, Fidelity Bank continues to emphasize the origination of loans with adjustable-rate features or which have shorter average lives, the purchase of adjustable-rate securities, the extension of interest-bearing liabilities when market conditions permit, and the maintenance of a large portion of the investment and mortgage-backed securities portfolios in the available-for-sale category that could be sold in response to interest rate movements. The table below shows Fidelity Bank's gap position at June 30, 2002 based on certain assumptions as to prepayments and amortization of loans, investments and deposit withdrawals. The assumptions used may not be indicative of the actual prepayments and withdrawals which may be experienced by Fidelity Bank.

                                                                    June 30, 2002
                                                 --------------------------------------------------------
                                                                Over Three
                                                                  Months         After One
                                                     Three        Through          Year
                                                    Months        Twelve          Through      After Five
                                                    Or Less       Months        Five Years        Years
                                                 -----------    -----------     ----------     ----------
                                                                    (Dollars in thousands
Interest-earning assets..........................   $98,979      $ 82,041        $245,832      $149,016
Deposits, escrow
   liabilities and borrowed funds................    66,472       119,947         196,719       152,046
Interest sensitivity.............................    32,507       (37,906)         49,113        (3,030)
Cumulative interest sensitivity..................    32,507        (5,399)         43,714        40,684
Cumulative ratio as a percent of assets..........       5.4%          (.9)%          7.24%          6.7%

         In addition to managing its gap as discussed above, Fidelity Bank has an Asset Liability Management Committee composed of senior officers which meets periodically to review its exposure to interest rate risk resulting from other factors. Among the areas reviewed are progress on previously determined strategies, national and local economic conditions, the projected interest rate outlook, loan and deposit demand, pricing, liquidity position, capital position, and regulatory developments. Management's evaluation of these factors indicates the current strategies of emphasizing the origination and purchase of adjustable rate or shorter-term loan products, while retaining in the portfolio the fixed rate loans originated, purchasing investments with either fixed or adjustable rates and competitively pricing deposits produces an acceptable level of interest rate risk in the current environment.

Comparison of Financial Condition At June 30, 2002 and September 30, 2001

         Total assets of Fidelity at June 30, 2002 and September 30, 2001 were $605.3 million and $555.4 million including total securities and mortgage-backed securities of $243.8 million and $201.3 million and net loans of $319.7 million and $318.6 million, respectively. Total savings and time deposits at June 30, 2002 and September 30, 2001 were $340.4 million and $313.5 million, and Federal Home Loan Bank Advances were $198.9 million and $184.5 million, respectively.

         Total assets increased $49.8 million, or 9.0%, to $605.3 million at June 30, 2002 from September 30, 2001. The overall increase is primarily due to increases in investment securities held-to- maturity of $18.2 million, mortgage-backed securities available-for-sale of $13.3 million, and mortgage-backed securities held-to-maturity of $7.6 million. Net loans remained relatively constant for both periods due to Fidelity's initiation of a program in fiscal 2001 to sell a portion of first mortgage loans originated in the secondary market. See "Interest Income" and "Provision for Loan Losses."

         Total liabilities increased $45.0 million, or 8.7%, to $565.1 million at June 30, 2002 from $520.1 million at September 30, 2001. The increase reflects a $26.9 million increase in savings and time deposits, of which $21.0 million were assumed in connection with the acquisition of Carnegie during the 2002 second quarter. Additionally, Federal Home Loan Bank advances increased $14.5 million which were used to fund asset growth.

         Stockholders' equity increased $4.8 million or 13.6% to $40.1 million at June 30, 2002, compared to $35.3 million at September 30, 2001. This result reflects net income for the nine month period ended June 30, 2002 of $3.3 million, $1.7 million of stock issued during the acquisition of Carnegie Financial Corporation, stock options exercised of $326,000, stock issued under the Dividend Reinvestment Plan of $54,000, and stock contributed to the Employee Stock Ownership Plan of $195,000, and an increase of accumulated other comprehensive income of $336,000. Offsetting these increases were common stock cash dividends paid of $754,000 and the purchase of treasury stock at cost for $233,000. Accumulated other comprehensive income increased from September 30, 2001 as a result of changes in the net unrealized gains on the available-for-sale securities due to the fluctuations in interest rates as well as a decrease in unrealized gains realized upon the sale of available-for-sale securities during the current period. Because of interest rate volatility, Fidelity's accumulated other comprehensive income (loss) could materially fluctuate for each interim and year-end period.

Non-Performing Assets

         The following table sets forth information regarding non-accrual loans and real estate owned at the dates indicated. There were no accruing loans which were 90 days or more overdue or any loans which were classified as troubled debt restructuring during the periods presented.

                                                           June 30,  September 30,
                                                             2002         2001
                                                             ----         ----
                                                        (Dollar amounts in thousands)
Non-accrual residential real estate loans
    (one-to-four family)...............................   $    625      $    110
Non-accrual construction, multi family
    Residential and commercial real estate loans.......        221           814
Non-accrual installment loans..........................        169           242
Non-accrual commercial business loans..................      1,107         1,182
                                                          --------      --------
Total non-performing loans.............................   $  2,122      $  2,348
                                                          ========      ========
Total non-performing loans as a percent of
    net loans receivable...............................        .66%          .71%
                                                          ========      ========
Total real estate owned................................   $    598      $    314
                                                          ========      ========
Total non-performing loans and real estate
    owned as a percent of total assets.................       .45%          .48%
                                                          ========      ========


         Included in non-performing loans at June 30, 2002 are nine single-family residential real estate loans totaling $625,000, two commercial real estate loans totaling $221,000, 14 home equity and installment loans totaling $169,000, and ten commercial business loans totaling $1.1 million.

         Non-accrual construction, multi-family residential and commercial real estate loans totaled $221,000 at June 30, 2002, compared to $814,000 at September 30, 2001, a decrease of $593,000. The decrease is primarily attributed to four commercial real estate loans totaling $642,000 being transferred to real estate owned during the nine-month period ending June 30, 2002. Upon the transfer to real estate owned, approximately $66,000 was charged off through the allowance for loan losses. These loans were previously non-performing and were foreclosed upon due to the borrowers filing bankruptcy.

         At June 30, 2002, Fidelity had an allowance for loan losses of $3.1 million or .98% of net loans receivable, as compared to an allowance of $2.9 million or .90% of net loans receivable at September 30, 2001. The allowance for loan losses equals 147.7% of non-performing loans at June 30, 2002 compared to 122.3% at September 30, 2001.

         Management has evaluated its entire loan portfolio, including these non-performing loans, and the overall allowance for loan losses and is satisfied that the allowance for losses on loans at June 30, 2002 is appropriate. See also "Provision for Loan Losses," as discussed below.

Average Balance Sheet and Analysis of Net Interest Earnings

         The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The average balance of loans receivable includes non-accrual loans. Interest income on tax free investments has been adjusted for federal income tax purposes using a rate of 34%.

                                            At June 30,                   Nine Months Ended June 30,
                                            -----------  --------------------------------------------------------------
                                                2002                 2002                             2001
                                              -------    -----------------------------      ---------------------------
                                                         Average              Average       Average            Average
                                              Balance    Balance   Interest Yield/Cost      Balance Interest Yield/Cost
                                              -------    -------   -------- ----------      ------- -------- ----------
                                                                             (Dollars in Thousands)
Interest-earning assets:
   Loans receivable........................  $330,828  $322,597    $18,148      7.50%     $339,469  $20,021      7.86%
   Mortgage-backed securities..............   114,542   100,795      4,242      5.61        83,549    4,118      6.57
   Investment securities and FHLB stock....   139,360   129,638      5,799      5.90       104,590    5,444      6.94
   Interest-earning deposits...............       458     1,828         30      2.19         2,103       71      4.50
                                             --------  --------    -------    ------      --------  -------    ------
        Total interest-earning assets......   585,188   554,858     28,219      6.78       529,711   29,654      7.46
                                             --------  --------    -------    ------      --------  -------    ------

Non-interest-earning assets................    20,070    23,485                             21,557
                                             --------  --------                           --------
        Total assets.......................  $605,258  $578,343                           $551,268
                                             ========  ========                           ========

Interest-bearing liabilities:
   Deposits
        Passbook and club accounts.........  $ 67,946  $ 60,306    $   965     2.14%     $  51,420  $   986     2.56%
        Checking...........................    64,585    58,832        318      0.72        52,270      357      0.91
        Money Market.......................    17,558    17,128        245      1.91        14,983      310      2.77
        Certificates of Deposit............   190,264   190,372      6,530      4.59       182,296    8,023      5.88
                                             --------  --------    -------    ------      --------  -------    ------
                                              340,353   326,638      8,058      3.30       300,969    9,676      4.30
                                             --------  --------    -------    ------      --------  -------    ------
   Borrowed funds..........................   220,106   210,912      9,445      5.99       214,584   10,353      6.45
                                             --------  --------    -------    ------      --------  -------    ------
        Total interest-bearing liabilities.   560,459   537,550     17,503      4.35       515,553   20,029      5.19
                                             --------  --------    -------    ------      --------  -------    ------

Non-interest bearing liabilities...........     4,651     3,726                              2,955
                                             --------  --------                           --------
        Total liabilities..................   565,110   541,276                            518,508
Stockholders' equity.......................    40,148    37,067                             32,760
                                             --------  --------                           --------
        Total liabilities and
        stockholders' equity...............  $605,258  $578,343                           $551,268
                                             ========  ========                           ========
Net interest income........................                        $10,716                          $ 9,625
                                                                   =======                          =======
Interest rate spread.......................                                     2.43%                            2.27%
                                                                              ======                           ======
Net interest margin(1)                                                          2.58%                            2.42%
                                                                              ======                           ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities...                                   103.22%                          102.75%
                                                                              ======                           ======

------------------
(1)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

Average Balance Sheet and Analysis of Net Interest Earnings

         The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The average balance of loans receivable includes non-accrual loans. Interest income on tax free investments has been adjusted for federal income tax purposes using a rate of 34%.

                                                                          Year Ended September 30,
                                             --------------------------------------------------------------------------------------
                                                       2001                         2000                          1999
                                             ---------------------------  ----------------------------  ---------------------------
                                             Average           Average    Average            Average    Average           Average
                                             Balance Interest Yield/Cost  Balance  Interest Yield/Cost  Balance Interest Yield/Cost
                                             ------- -------- ----------  -------  -------- ----------  ------- -------- ----------
                                                                                         (Dollars in Thousands)
Interest-earning assets:
   Loans receivable........................ $336,813  $26,548     7.88%  $307,702   $24,241      7.88% $246,327  $19,410       7.88%
   Mortgage-backed securities..............   84,422    5,407     6.40     90,186     6,078      6.74   108,051    6,738       6.24
   Investment securities and FHLB stock....  108,555    7,495     6.90     96,424     6,999      7.26    81,828    5,581       6.82
   Interest-earning deposits...............    1,707       76     4.45       664         44      6.63       536       31       5.78
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------
        Total interest-earning assets......  531,497   39,526     7.44    494,976    37,362      7.55   436,742   31,760       7.27
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------

Non-interest-earning assets................   21,796                       21,513                        16,862
                                            --------                     --------                      --------
        Total assets....................... $553,293                     $516,489                      $453,604
                                            ========                     ========                      ========

Interest-bearing liabilities:
   Deposits
        Passbook and club accounts......... $ 51,681  $ 1,326    2.57%   $ 49,286  $  1,270     2.58%  $ 47,877  $ 1,233      2.58%
        Checking...........................   53,083      483     0.91     48,068       465      0.97    42,396      427       1.01
        Money Market.......................   15,161      416     2.74     16,259       449      2.76    15,772      423       2.68
        Certificates of Deposit............  184,269   10,716     5.82    162,826     8,765      5.38   162,508    8,462       5.21
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------
                                             304,194   12,941     4.25    276,439    10,949      3.96   268,553   10,545       3.93
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------
   Borrowed funds..........................  212,626   13,718     6.45    210,606    12,983      6.16   154,574    8,684       5.62
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------
        Total interest-bearing liabilities.  516,820   26,659     5.16    487,045    23,932      4.91   423,127   19,229       4.54
                                            --------  -------   ------   --------   -------    ------  --------  -------     ------

Non-interest bearing liabilities...........    3,143                        3,129                         2,282
                                            --------                     --------                      --------
        Total liabilities..................  519,963                      490,174                       425,409
Stockholders' equity.......................   33,330                       26,315                        28,195
                                            --------                     --------                      --------
        Total liabilities and
        stockholders' equity............... $553,293                     $516,489                      $453,604
                                            ========                     ========                      ========
Net interest income........................           $12,867                       $13,430                      $12,531
                                                      =======                       =======                      =======
Interest rate spread.......................                       2.28%                          2.64%                         2.73%
                                                                ======                         ======                        ======
Net interest margin(1).....................                       2.42%                          2.71%                         2.87%
                                                                ======                         ======                        ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities...                     102.84%                        101.63%                       103.22%
                                                                ======                         ======                        ======

(1)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

Rate/Volume Analysis:

         The following table presents certain information regarding changes in interest income and interest expense of Fidelity Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes attributable to (1) changes in volume (change in volume multiplied by old rate), (2) changes in rate (change in rate multiplied by old volume), and (3) changes in rate/volume (change in rate multiplied by change in volume). Interest income on tax free investments has been adjusted for federal income tax purposes using a rate of 34%.

                                Nine Months Ended June 30,           Year Ended September 30,          Year Ended September 30,
                             ----------------------------------  ---------------------------------  -------------------------------
                                  2002     vs.     2001               2001     vs.     2000              2000     vs.     1999
                             ----------------------------------  ---------------------------------  -------------------------------
                                     Increase (Decrease)                Increase (Decrease)               Increase (Decrease)
                                            Due to                            Due to                            Due to
                             ----------------------------------  ---------------------------------  -------------------------------
                                                Rate/                               Rate/                              Rate/
                              Volume    Rate    Volume    Net     Volume     Rate  Volume    Net     Volume   Rate    Volume   Net
                             -------  -------  -------  -------  -------   ------- ------  -------  -------  ------   ------ ------
                                                                       (Dollars in thousands)
Interest income on
Interest-earning assets:
Mortgage loans               $  (848) $  (297) $    25  $(1,120) $ 1,355   $   193  $  15  $ 1,563  $ 3,714  $ (130)  $ (29) $3,555
Mortgage-backed securities     1,986   (1,696)    (166)     124     (400)     (290)    19     (671)    (963)    393     (90)   (660)
Installment loans               (278)    (257)      22     (513)     586       (75)    (7)     504      658      88      12     757
Commercial business and
  lease loans                    121     (333)     (28)    (240)     401      (145)   (16)     240      424      81      13     519
Investment securities and
  other investments              657     (123)    (220)     314    1,079      (487)   (64)     528      908     448      75   1,431
                             -------  -------  -------  -------  -------   -------  -----  -------  -------  ------   -----  ------
    Total interest-
      earning assets           1,638   (2,706)    (367)  (1,435)   3,021      (804)   (53)   2,164    4,741     880     (19)  5,602
                             -------  -------  -------  -------  -------   -------  -----  -------  -------  ------   -----  ------
Interest expense on
interest-bearing
liabilities:
Deposits                         695   (2,056)    (257)  (1,618)   1,054       856     82    1,992      308      93       3     404
Borrowed funds                  (176)    (750)      18     (908)     120       608      7      735    2,717   1,211     371   4,299
                             -------  -------  -------  -------  -------   -------  -----  -------  -------  ------   -----  ------
Total interest-bearing
  liabilities                    519   (2,806)    (239)  (2,526)   1,174     1,464     89    2,727    3,025   1,304     374   4,703
                             -------  -------  -------  -------  -------   -------  -----  -------  -------  ------   -----  ------
    Net change in net
      interest income        $ 1,119  $   100  $  (128) $ 1,091  $ 1,847   $(2,268) $(142) $  (563) $ 1,716  $ (424)  $(393) $  899
                             =======  =======  =======  =======  =======   =======  =====  =======  =======  ======   =====  ======

Comparison of Results of Operations
for the Nine Months Ended June 30, 2002 and 2001

Net Income

         Net income for the nine months ended June 30, 2002 was $3.3 million compared to $2.6 million for the same period in 2001, an increase of $629,000 or 23.8%. The increase reflects an increase in net interest income of $901,000 or 10.0%, a decrease in the provision for loan losses of $25,000 or 7.7%, and an increase in other income of $433,000 or 27.9%. Partially offsetting these factors was an increase in other operating expenses of $668,000 or 9.8% and an increase in the provision for income taxes of $62,000 or 8.3%.

Interest Rate Spread

         Fidelity Bank's tax-equivalent interest rate spread increased to 2.43% in the nine months ended June 30, 2002 from 2.27% in the same period in fiscal 2001. The following table shows the average yields earned on its interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting interest rate spreads, and the net yields on interest-earning assets.


                                                      Nine Months Ended June 30,
                                                      --------------------------
                                                          2002          2001
                                                          ----          ----
Average yield on:
  Mortgage loans......................................    7.42%         7.60%
  Mortgage-backed securities..........................    5.61          6.57
  Installment loans...................................    7.70          8.21
  Commercial business loans and leases................    7.64          9.01
  Interest -earning deposits with other
  institutions, investment securities, and
  Federal Home Loan Bank stock (1)....................    5.91          6.89
                                                          ----          ----
  Total interest-earning assets.......................    6.78          7.46
                                                          ----          ----
Average rates paid on:
  Savings deposits....................................    3.30          4.30
  Borrowed funds......................................    5.78          6.27
                                                          ----          ----
  Total interest-bearing liabilities..................    4.35          5.19
                                                          ----          ----
Average interest rate spread..........................    2.43%         2.27%
                                                          ====          ====

Net yield on interest-earning assets..................    2.58%         2.42%
                                                          ====          ====

---------------
(1) Interest income on tax-free investments has been adjusted for federal income tax purposes using a rate of 34%

Interest Income

         Interest on loans decreased $1.9 million or 9.4% to $18.1 million for the nine months ended June 30, 2002, compared to the same period in fiscal 2001. The decrease is attributable to a decrease in the average loan balance outstanding during the 2002 period as well as a decrease in the net yield earned on these assets in the fiscal 2002 period as compared to the same period in fiscal 2001. Fidelity acquired $21.9 million in net loans with the purchase of Carnegie Savings Bank and Fidelity originated $81.6 million in new loans, however, these increases in loans were offset by $86.7 million of loan prepayments and $14.6 million in loan sales, thus accounting for the decrease in the average loan balance outstanding for the 2002 periods. Higher levels of principal repayments have been experienced due to the lower interest rate environment during the current fiscal period. In addition, the current fiscal period reflects the sale of approximately $13.9 million of fixed rate, single family mortgage loans, compared to $4.3 million of similar loan sales during the prior fiscal period.

         Interest on mortgage-backed securities increased $124,000, or 3.0%, to $4.2 million for the nine months ended June 30, 2002 as compared to the same period in 2001. The increase for the nine-month period ended June 30, 2002, reflects an increase in the average balance of mortgage-backed securities owned in the period, partially offset by a decrease in the average yield earned on the portfolio. The fair market value of mortgage-backed securities acquired from Carnegie Savings Bank was approximately $811,000, however, Fidelity sold $746,000 of the securities during the same period, thus the acquisition did not have a material impact on interest on mortgage-backed securities during the fiscal 2002 periods.

         Interest on interest-earning deposits with other institutions and investment securities increased $124,000, or 2.5%, to $5.0 million for the nine-month period ended June 30, 2002, respectively, as compared to the same period in 2001. The increase for the nine-month period ended June 30, 2002, reflects an increase in the average balance in the portfolio partially offset by a decrease in the yield earned on these investments. Interest-earning deposits of $1.6 million and investment securities of $2.0, net of sales, were acquired with the purchase of Carnegie Savings Bank, thus contributing to the increase in the average balance in the portfolio during the 2002 periods.

Interest Expense

         Interest on savings and time deposits decreased $1.6 million, or 16.7%, to $8.1 million for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. The decrease for the nine-month period in fiscal 2002 as compared to fiscal 2001 reflects a decrease in the average cost of the deposits, partially offset by an increase in the average balance of savings deposits. The increase in the average balance of deposits also reflects the approximately $21.0 million of deposits assumed from the new Carnegie branch.

         Interest on borrowed funds decreased $908,000, or 9.5%, to $8.7 million for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. The decrease for the nine month period in fiscal 2002 as compared to fiscal 2001 reflects a decrease in the cost of Federal Home Loan Bank advances and reverse repurchase agreements, as well as a decrease in the balance of these borrowings outstanding during the fiscal 2002 period. Fidelity continues to rely on these advances and repurchase agreements as cost effective wholesale funding sources.

Net Interest Income Before Provision for Loan Losses

         Fidelity's net interest income before provision for loan losses increased $901,000, or 10.0%, to $9.9 million for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. The increase for the nine-month period in fiscal 2002 is attributable to an increase in net interest-earning assets, as well as an increased interest rate spread.

Provision for Loan Losses

         The provision for loan losses decreased $25,000 to $300,000 for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. At June 30, 2002, the allowance for loan losses increased $263,000 to $3.1 million from $2.9 million at September 30, 2001. Net loan charge-offs were $46,000 and $320,000 for the three months ended June 30, 2002 and 2001, respectively. Net loan charge-offs were $241,000 and $514,000 for the nine months ended June 30, 2002 and 2001, respectively.

         The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio based on a monthly review by management of factors such as historical experience, volume, type of lending conducted by Fidelity Bank, industry standards, the level and status of past due and non-performing loans, the general economic conditions in Fidelity Bank's lending area, and other factors affecting the collectibility of the loans in its portfolio.

         The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Other Income

         Total non-interest or other income increased $433,000, or 27.9%, to $2.0 million for the nine- month period ended June 30, 2002 as compared to the same period in fiscal 2001. The increase for the nine-month period primarily relates to increased loan and deposit account service charges, as well as increased gains on the sale of loans.

         Loan service charges and fees, which includes late charges on loans and other miscellaneous loan fees, increased $93,000, or 46.3%, to $294,000 for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. The increase for the period is primarily attributed to an increase in the late charges on loans and an increase in the collection of title insurance fees on mortgages originated.

         The gain on the sale of investment and mortgage-backed securities totalled $61,000 for the nine month period ended June 30, 2002, as compared to a gain of $126,000 in the same period in 2001. Such sales were made from the available-for-sale portfolio as part of management's asset/liability management strategies.

         Gain on the sale of loans was $233,000 for the nine-month period ended June 30, 2002 as compared to $39,000 for the same period in 2001. The current fiscal period reflects the sale of approximately $13.9 million of fixed rate, single family mortgage loans, compared to $4.3 of similar loan sales during the prior fiscal period.

         Deposit service charges and fees increased $134,000, or 27.1%, for the nine-month period ended June 30, 2002 as compared to the same period in fiscal 2001. The increase for the period is primarily attributed to an increase in the volume of fees collected for returned checks on deposit accounts.

Operating Expenses

         Total operating expenses for the nine-month period ended June 30, 2002 totaled $7.5 million compared to $6.8 million for the same period in 2001. When the nine month periods ended June 30, 2002 and 2001 are compared, the increase in operating expenses of $668,000 is due primarily to an increase in compensation and benefit expense of $493,000, net loss on real estate owned of $32,000, intangible amortization of $26,000 and other operating expenses of $174,000. The overall increase in operating expenses for the current year period reflects the purchase acquisition of Carnegie Financial Corporation in the 2002 second quarter.

Income Taxes

         Total income tax expense for the nine-month period ended June 30, 2002 was $808,000 as compared to $746,000 for the same 2001 period. The effective tax rates for the nine-month periods ended June 30, 2002 and 2001 was approximately 19.8% and 22.0%, respectively. The decrease in the effective tax rate for the current nine-month period is attributed to an increase in tax-exempt income from the corresponding prior year. Tax expense for the current year periods are higher than the corresponding prior year periods primarily due to a higher level of income before taxes.

Overview for the Year Ended September 30, 2001

         Fidelity reported net income of $3.612 million or $1.71 per share on a diluted basis for fiscal 2001 compared to $4.132 million or $1.95 per share in fiscal 2000 and $3.379 million or $1.53 per share for 1999.

         Return on average equity was 10.84%, 15.70% and 11.98% for fiscal years 2001, 2000 and 1999, respectively. Return on average assets was .65%, .80%, and ..74% for fiscal 2001, 2000 and 1999, respectively. The ratio of operating expenses to average assets for fiscal 2001 was 1.65% compared to 1.61% in fiscal 2000 and 1.80% in fiscal 1999.

         Total assets of Fidelity totaled $555.4 million at September 30, 2001, compared to $543.2 million at September 30, 2000. Increases were noted in investment securities and mortgage-backed securities, partially offset by a decrease in the loan portfolio. The growth was funded by an increase in deposits.

         The loan portfolio decreased approximately 5.6% in fiscal 2001 due to several factors. During the year, interest rates decreased dramatically, resulting in significant prepayments of outstanding loans. In addition, the uncertain economy caused some borrowers to delay new borrowing. Finally, Fidelity initiated a program to sell a portion of newly originated first mortgage loans. Mortgage loans originated during fiscal 2001 totaled $34.2 million, of which $9.9 million were originated for sale, consumer loans originated totaled $22.8 million and commercial business and lease loans originated totaled $9.9 million. While originations slowed, however, Fidelity continued to lend primarily in its market area and did not seek to go outside its market area to originate additional loans. See "Provision for Loan Losses."

         The operating results of Fidelity depend primarily upon its net interest income, which is the difference between the yield earned on its interest-earning assets and the rates paid on its interest-bearing liabilities (interest-rate spread) and also the relative amounts of its interest-earning assets and interest- bearing liabilities. For the fiscal year ended September 30, 2001, the tax-equivalent interest-rate spread decreased to 2.28%, as compared to 2.64% in fiscal 2000. The tax-equivalent spread in fiscal 1999 was 2.73%. The ratio of average interest-earning assets to average interest-bearing liabilities increased to 102.8% in fiscal 2001, from 101.6% in fiscal 2000. The ratio was 103.2% in fiscal 1999. The decrease in the spread for fiscal 2001 reflects several factors, including an increase in the cost of interest-bearing liabilities, as well as a decrease in the yield earned on interest-earning assets. Fidelity's operating results are also affected to varying degrees by, among other things, service charges and fees, gains and losses on sales of securities and loans, provision for loan losses, other operating income, operating expenses and income taxes.

Financial Condition

         Fidelity's assets were $555.4 million at September 30, 2001, an increase of $12.2 million or 2.2% over assets at September 30, 2000. The growth primarily reflects an increase in investment securities held- to-maturity, investment securities available-for-sale and mortgage-backed securities held-to-maturity, partially offset by a decrease in the loan portfolio and mortgage-backed securities available-for-sale. The growth was primarily funded by an increase in savings deposits.

Loan Portfolio

         Net loans receivable decreased $18.8 million or 5.6% to $318.6 million at September 30, 2001 from $337.4 million at September 30, 2000. Loans originated totaled $82.9 million in fiscal 2001, including amounts disbursed under lines of credit, versus $87.9 million in fiscal 2000. The fiscal 2000 total also reflects $31.4 in net loans acquired with the purchase of Pennwood Bancorp, Inc. See "Provision for Loan Losses," as discussed below.

         Mortgage loans originated amounted to $34.2 million, including $9.9 million originated for sale, and $38.5 million in fiscal 2001 and 2000, respectively. Fidelity Bank did not purchase any mortgage loans in fiscal 2001, but obtained $39.7 million in mortgage loans with the acquisition of Pennwood in fiscal 2000. Additionally, it subsequently sold $16.3 million of the fixed-rate loans acquired for asset/liability management purposes. The decrease in the level of mortgage loan originations in fiscal 2001 primarily reflects the uncertain economic conditions that existed for much of the year. The origination of adjustable rate mortgages increased to $6.9 million in fiscal 2001 from $4.8 million in fiscal 2000. This small increase reflected a slightly increased emphasis on adjustable loans by customers; however, most still preferred fixed rate loans. Primarily for asset/liability management purposes, Fidelity initiated a program in fiscal 2001 in which a portion of the fixed rate, single family mortgage loans originated were sold. Gains of $105,000 were realized on these sales in fiscal 2001. Principal repayments on outstanding mortgage loans increased to $41.4 million in fiscal 2001 as compared to $26.9 million fiscal 2000, reflecting the decreasing interest rate environment. The combination of the above factors resulted in an overall decrease in mortgage loans receivable to $229.1 million at September 30, 2001 from $246.7 million at September 30, 2000.

         Other loan originations, including installment loans, commercial business loans and disbursements under lines of credit, totaled $48.8 million in fiscal 2001 versus $49.4 million in fiscal 2000. During fiscal 2001, Fidelity Bank continued to emphasize other loans, particularly home equity loans, equity lines of credit and commercial business loans, since they generally have shorter terms than mortgage loans and would perform better in a rising rate environment. The decrease in interest rates affected this portion of Fidelity Bank's business as well, however, as both business customers and consumers sought to refinance or prepay loans. In addition, the deteriorating economic environment contributed to some customers becoming more reluctant to borrow. The net result of the above factors caused the balance of installment loans to decrease slightly to $67.7 million at September 30, 2001, as compared to $68.6 million at September 30, 2000. Commercial business loans and leases also experienced a decrease, totaling $32.8 million at September 30, 2001 versus $33.6 million at September 30, 2000.

Non-Performing Assets

         The following table sets forth information regarding non-accrual loans and real estate owned at the dates indicated. Fidelity Bank did not have any accruing loans which were 90 days or more overdue or any loans which were classified as troubled debt restructurings at the dates presented.

                                                           At September 30,
                                                     ---------------------------
                                                       2001      2000      1999
                                                       ----      ----      ----
                                                        (Dollars in thousands)
Non-accrual residential real estate loans
   (one-to-four family)............................. $  110    $  520    $  250
Non-accrual construction, multi-family
   residential and commercial real estate loans.....    814       624     1,362
Non-accrual installment and commercial
   business and lease loans.........................  1,424       817       773
                                                     ------    ------    ------
Total non-performing loans.......................... $2,348    $1,961    $2,385
                                                     ======    ======    ======
Total non-performing loans as a percent of
   net loans receivable.............................    .74%      .58%      .86%
                                                     ======    ======    ======
Total real estate owned, net of related reserves.... $  314    $  181    $  107
                                                     ======    ======    ======
Total non-performing loans and real estate
   owned as a percent of total assets...............    .48%      .39%      .52%
                                                     ======    ======    ======

         At September 30, 2001, non-accrual loans of four 1-4 family residential real estate loans totaling $110,000, six commercial real estate loans totaling $814,000, twenty-nine installment loans totaling $242,000, and ten commercial business loans totaling $1.182 million. The largest individual non- accrual loan is a commercial real estate loan for $436,000. The borrower has declared bankruptcy and foreclosure action has begun. Additionally, there are three loans totaling $443,000, secured by land and business assets, that were made to a single borrower and his related entities. It is too early to determine the resolution of this situation, although the borrower has put real estate owned on the market for sale and has indicated his intention to pay the debts in full.

         Management has evaluated these loans and is satisfied that the allowance for possible losses on loans at September 30, 2001 is adequate. The allowance for possible losses on loans was $2,477,000 at September 30, 1999, $2,910,000 at September 30, 2000 and $2,871,000 at September 30, 2001. The
balance at September 30, 2001, at .90% of net loans receivable and 122.3% of non-performing loans, is considered reasonable by management.

         Real estate owned at September 30, 2001 consists of eight single-family houses, all of which are located in Fidelity Bank's market area. Management believes that the carrying value of the properties at September 30, 2001 approximates the fair value less costs to sell. However, while management uses the best information available to make such determinations, future adjustments may become necessary.

Mortgage-Backed Securities Held-to-Maturity

         Mortgage-backed securities held-to-maturity increased $18.2 million or 146.4% to $30.7 million at September 30, 2001 from $12.4 million at September 30, 2000. Purchases of mortgage-backed securities held-to-maturity were $24.2 million in fiscal 2001. There were no sales of mortgage-backed securities held-to-maturity in fiscal 2001.

         Investments are made in privately issued collateralized mortgage obligations. These privately issued securities generally are higher yielding than comparably termed U.S. Government and U.S. Government agency securities. All such privately issued securities purchased are rated AAA. At June 30, 2002, and September 30, 2002, no privately issued collateralized mortgage obligation exceeded ten percent of stockholders' equity.

Mortgage-Backed Securities Available-for-Sale

         Mortgage-backed securities available-for-sale decreased $8.7 million to $62.9 million at September 30, 2001 from $71.6 million at September 30, 2000. These securities may be held for indefinite periods of time and are generally used as part of Fidelity Bank's asset/liability management strategy. These securities may be sold in response to changes in interest rates, prepayment rates or to meet liquidity needs. During fiscal 2001, Fidelity Bank purchased $14.4 of these securities and sold $11.7 million. Sales of these securities in fiscal 2001 resulted in a net pretax gain of $8,000.

         Investments are made in privately issued collateralized mortgage obligations. These privately issued securities generally are higher yielding than comparably termed U.S. Government and U.S. Government agency securities. All such privately issued securities purchased are rated AAA. At June 30, 2002, and September 30, 2002, no privately issued collateralized mortgage obligation exceeded ten percent of stockholders' equity.

Investment Securities Held-to-Maturity

         Investment securities increased $9.9 million or 99.6% to $19.8 million at September 30, 2001, compared to $9.9 million at September 30, 2000. These investments are comprised of U.S. Government and Agency securities, tax-exempt municipal securities, corporate obligations and asset-backed securities. The increase in fiscal 2001 reflects the purchase of $11.9 million of these securities. There were no sales of investment securities held-to-maturity in fiscal 2001. Investments are made in asset-backed securities, corporate securities, equity securities, mutual funds and trust preferred securities for investment diversification and to provide, in some cases, increased yield. Such investments are made according to the parameters of Fidelity's investment policy, which also establishes limits on each type of investment.

Investment Securities Available-for-Sale

         Investment securities available-for-sale increased $13.8 million or 18.7% to $87.9 million at September 30, 2001 as compared to September 30, 2000. These securities provide an additional source of liquidity for Fidelity Bank and Fidelity and consist of U.S. Government and Agency securities, tax-free municipal obligations, mutual funds, Federal Home Loan Mortgage Corporation stock, corporate obligations and other equity securities. Purchases in fiscal 2001 totaled $26.5 million and sales totaled $6.7 million, resulting in a net pretax gain of $257,000. In addition, fiscal 2001 included a loss of $27,000 resulting from the write-down of an investment in an equity security that was considered other than temporary. Investments are made in asset-backed securities, corporate securities, equity securities, mutual funds and trust preferred securities for investment diversification and to provide, in some cases, increased yield. Such investments are made according to the parameters of Fidelity's investment policy, which also establishes limits on each type of investment.

Office Premises and Equipment

         Office premises and equipment decreased $276,000 or 4.9% to $5.3 million at September 30, 2001, due to depreciation and an adjustment to the carrying value of the building acquired in the Pennwood transaction.

Savings Deposits

         Savings deposits increased $22.9 million during fiscal 2001 to $313.5 million at September 30, 2001. Deposit increases occurred in demand deposits, NOW accounts, passbook accounts, money market accounts and time deposits, with no deposit categories experiencing decreases.

         The increase in passbook accounts reflects the continued popularity of this type of account with some customers. Fidelity Bank rates on such accounts stayed relatively constant and some depositors sought the safety and certainty of these products. Demand deposits and NOW accounts are relatively rate insensitive and the increased balances in these categories reflects the increased emphasis management has placed on attracting and retaining such accounts. The increase in time deposits reflects its attempt to retain or increase market share by offering competitive rates on these products. The nature of Fidelity Bank's primary market area for time deposits from other banks and thrifts remains extremely competitive. In addition, it faces competition for these deposits from alternative sources such as the stock market and mutual funds.

Borrowings

         Federal Home Loan Bank advances, reverse repurchase agreements and other borrowings outstanding decreased $18.7 million or 9.0% to $189.5 million at September 30, 2001, from $208.3 million at September 30, 2000. Fidelity Bank continues to utilize Federal Home Loan Bank advances, reverse repurchase agreements and other borrowings as both a short-term funding source and as an effective means to structure borrowings to complement asset/liability management goals; however, in fiscal 2001, the Fidelity's growth was primarily funded by savings deposits.

Stockholders' Equity

         Stockholders' equity increased $5.7 million or 19.3% to $35.3 million at September 30, 2001 compared to September 30, 2000. This result reflects net income of $3.6 million, stock options exercised of $207,000, stock issued under the Dividend Reinvestment Plan of $58,000, a contribution of treasury stock to the Employee Stock Ownership Plan of $93,000 and a decrease in unrealized holding losses, net of gains, on securities available-for-sale of $4.8 million. Offsetting these increases were common stock cash dividends paid of $830,000 and the purchase of treasury stock at cost for $2.3 million.

Results of Operations Comparison of Fiscal Years Ended September 30, 2001, 2000, and 1999

         Net income was $3.6 million for the year ended September 30, 2001 compared to $4.1 million for fiscal 2000 and $3.4 million for fiscal 1999.

Interest Rate Spread

         Fidelity Bank's interest rate spread, the difference between yields on interest-earning assets and the cost of funds, decreased to 2.28% on a tax-equivalent basis in fiscal 2001 from 2.64% in fiscal 2000. The spread was 2.73% in fiscal 1999. The following table shows the average tax-equivalent yields earned on Fidelity Bank's interest-earning assets and the average rates paid on its interest-bearing liabilities for the periods indicated, the resulting interest rate spreads, and the net yields on interest-earning assets.

                                                                  Fiscal Years Ended September 30,
                                                                       2001     2000     1999
                                                                       ----     ----     ----
Average yield on:
   Mortgage loans..................................................... 7.64%    7.56%    7.62%
   Mortgage-backed securities......................................... 6.40     6.74     6.24
   Installment loans.................................................. 8.18     8.29     8.14
   Commercial business loans and leases............................... 8.90     9.29     9.02
   Interest-earning deposits with other institutions,
      investment securities, and Federal Home Loan Bank stock (1)..... 6.87     7.25     6.81
                                                                       ----     ----     ----
Total interest-earning assets......................................... 7.44     7.55     7.27
                                                                       ----     ----     ----
Average rates paid on:
   Savings deposits................................................... 4.25     3.96     3.93
   Borrowed funds..................................................... 6.45     6.17     5.62
                                                                       ----     ----     ----
Total interest-bearing liabilities.................................... 5.16     4.91     4.54
                                                                       ----     ----     ----
Average interest rate spread.......................................... 2.28%    2.64%    2.73%
                                                                       ====     ====     ====
New yield on interest-earning assets.................................. 2.42%    2.71%    2.87%
                                                                       ====     ====     ====

-------------------
(1) Interest income on tax free investments has been adjusted for federa income tax purposes using a rate of 34%.

Interest Income on Loans

         Interest income on loans increased by $2.3 million or 9.5% to $26.5 million in fiscal 2001 as compared to fiscal 2000. The increase primarily reflects an increase in the average size of the loan portfolio, partially offset by a decrease in the average yield earned on the loan portfolio. The average size of the loan portfolio increased from an average balance of $307.7 million in fiscal 2000 to $336.8 million in fiscal 2001. The increase in the average balance of the loan portfolio reflects management's continued efforts throughout fiscal 2001 to expand lending. Results were offset, to some degree, by the initiation of a program to sell a portion of first mortgage loans originated in the secondary market. Interest income on loans increased by $4.8 million or 24.9% to $24.2 million in fiscal 2000 as compared to fiscal 1999. The increase primarily reflects an increase in the average size of the loan portfolio. The average yield earned on the loan portfolio was comparable between years. The average size of the loan portfolio increased from an average balance of $246.3 million in fiscal 1999 to $307.7 million in fiscal 2000. Fiscal 2000 results includes the purchase of Pennwood and its loan portfolio.

Interest Income on Mortgage-Backed Securities

         Interest income on mortgage-backed securities decreased by $671,000 or 11.0% to $5.4 million in fiscal 2001 from $6.1 million in fiscal 2000. The average balance of mortgage-backed securities held, including mortgage-backed securities available-for-sale, decreased from $90.2 million in fiscal 2000 to $84.4 million in fiscal 2001. In addition, the yield earned on these securities also decreased in fiscal 2001.

The yield earned on mortgage-backed securities is affected, to some degree, by the repayment rate of loans underlying the securities. Premiums or discounts on the securities, if any, are amortized to interest income over the life of the securities using the level yield method. During periods of falling interest rates, repayments of the loans underlying the securities generally increase, which shortens the average life of the securities and accelerates the amortization of the premium or discount. Falling rates, however, also tend to increase the market value of the securities. A rising rate environment generally causes a reduced level of loan repayments and a corresponding decrease in premium/discount amortization rates. Rising rates generally decrease the market value of the securities.

         Interest income on mortgage-backed securities decreased by $660,000 or 9.8% to $6.1 million in fiscal 2000 from $6.7 million in fiscal 1999. The average balance of mortgage-backed securities held, including mortgage-backed securities available-for-sale, decreased from $108.1 million in fiscal 1999 to $90.2 million in fiscal 2000. The decrease was partially offset by an increase in the yield earned on these securities in fiscal 2000.

Interest Income on Investments

         Interest income on investments (including those available-for-sale), which includes interest-earning deposits with other institutions and FHLB stock, increased to $6.7 million in fiscal 2001. It was $6.2 million in fiscal 2000. The fiscal 2001 results reflect an increase in the average balance of such investments to $110.3 million in fiscal 2001 as compared to $97.1 million in fiscal 2000, partially offset by a decrease in the average tax-equivalent yield earned in fiscal 2001 as compared to fiscal 2000.

         Interest income on investments increased to $6.2 million in fiscal 2000. It was $4.8 million in fiscal 1999. The fiscal 2000 results reflect an increase in the average balance of such investments to $97.1 million in fiscal 2000 as compared to $82.4 million in fiscal 1999, as well as an increase in the average tax-equivalent yield earned in fiscal 2000 as compared to fiscal 1999.

Interest Expense on Savings Deposits

         Interest on deposits increased $2.0 million or 18.2% to $12.9 million in fiscal 2001 from $10.9 million in fiscal 2000. The increase reflects both an increase in the average rate paid on deposits in fiscal 2001, as compared to fiscal 2000, as well as an increase in the average balance of deposits in fiscal 2001.

         Interest on deposits increased $404,000 or 3.8% to $10.9 million in fiscal 2000 from $10.5 million in fiscal 1999. The increase reflects an increase in the average rate paid on deposits in fiscal 2000, as compared to fiscal 1999, as well as an increase in the average balance of deposits in fiscal 2000. The fiscal 2000 balances include the approximately $14.5 million in deposits assumed in the Pennwood acquisition.

Interest Expense on Borrowed Funds

         Interest expense on borrowed funds increased $735,000, or 6.1%, to $12.7 million in fiscal 2001 compared to fiscal 2000. The increase reflects a higher level of average borrowing in fiscal 2001, as well as an increase in the cost of these funds. Fidelity Bank continued to use FHLB advances and repurchase agreements as cost effective sources of funding in fiscal 2001. Interest expense on borrowed funds increased $4.3 million or 56.1% to $12.0 million in fiscal 2000 compared to fiscal 1999. The increase reflects a higher level of borrowing in fiscal 2000, as well as an increase in the cost of these funds. In addition, the Fidelity's purchase of Pennwood in fiscal 2000 was primarily funded by FHLB advances.

Provision for Loan Losses

         The provision for loan losses was $475,000, $470,000 and $520,000 for the fiscal years ended September 30, 2001, 2000 and 1999, respectively. The provisions reflect management's evaluation of the loan portfolio, current economic conditions, and other factors as described below. Based on this evaluation, the allowance has grown from $2.5 million at September 30, 1999 to $2.9 million at September 30, 2001, an increase of 15.9%, while the net loan portfolio has increased 15.5% during the same period. Loan charge-offs, net of recoveries, were $514,000 in fiscal 2001, compared to $395,000 in fiscal 2000. Net charge-offs were $286,000 in fiscal 1999.

         A monthly review is conducted by management to determine that the allowance for possible loan losses is adequate to absorb estimated loan losses. In determining the level of allowances for possible loan losses, consideration is given to general economic conditions, the diversification of the loan portfolio, historical loss experience, identified credit problems, delinquency levels and the adequacy of collateral. Although management believes that the current allowance for loan losses is adequate, future additions to the reserves may be necessary due to changes in economic conditions. In addition, the various regulatory agencies review the adequacy of the allowance for loan losses as part of their examination process and may require additions to the allowance based on their judgment.

Other Income

         Fidelity's non-interest or total other income increased by $352,000 or 18.8% to $2.2 million in fiscal 2001 as compared to fiscal 2000. Other income increased by $351,000 or 23.0% to $1.9 million in fiscal 2000 compared to fiscal 1999.

         Included in non-interest income is service fee income on loans and late charges which increased by $76,000 in fiscal 2001 and increased by $50,000 in fiscal 2000 over the respective prior years. The increase in fiscal 2001 primarily reflects an increase in late charges on loans and title insurance fees, as well as new fees imposed on line of credit transactions. The increase in fiscal 2000 is primarily attributable to an increase in late charges on loans, partially offset by a decrease in service fee income.

         Deposit service charges and fee income was $658,000, $643,000 and $566,000 in fiscal 2001, 2000 and 1999, respectively. The increase in fiscal 2001 primarily reflects increased fees related to checking accounts. The increase in fiscal 2000 reflects both an increase in accounts that are subject to service charges and continued emphasis by management on the generation of fee income from these accounts.

         Fidelity recorded net gains of $238,000 and $64,000 in fiscal 2001 and 1999, respectively, and a net loss of $3,000 in fiscal 2000 on the sale of investment and mortgage-backed securities. All sales were made from the available-for-sale category and reflected normal efforts to reposition portions of the portfolio at various times during the years to reflect changing economic conditions, changing market conditions and to carry out asset/liability management strategies. In addition, included in fiscal 2001 results is a loss of $27,000 resulting from the write-down of an investment on an equity security that is considered other than temporary.

         Gain on sale of loans was $111,000, $210,000 and $17,000 in fiscal years 2001, 2000 and 1999, respectively. In fiscal 2001, Fidelity began a program to sell, servicing released, a portion of the fixed- rate, first mortgage residential loans originated. This program is intended to allow Fidelity to offer competitive market rates on loans, while not retaining in portfolio some loans that may not fit the current asset/liability strategy. In addition, such loans can generally be sold at a profit when a commitment to sell is locked in when the application is taken. In addition, Fidelity sells a portion of the loans originated under low income housing programs in which it participates in the Pittsburgh area. Also, Fidelity sells education loans to the Student Loan Marketing Association. Such sales to Student Loan Marketing Association generally result in some gain or loss being realized and are being done to reduce the Fidelity Bank's position in these loans, which are generally lower yielding and subject to extensive and costly government regulation. Fidelity does not intend to originate additional education loans for its portfolio, except those that will be serviced by Student Loan Marketing Association. Gain on sale of loans related to the low income housing program and to Student Loan Marketing Association in fiscal 2001, 2000 and 1999 were $6,000, $8,000, and $17,000, respectively. In fiscal 2000, the Fidelity Bank also sold its credit card portfolio and recognized a gain on the sale of $202,000.

         Other operating income includes miscellaneous sources of income, which consist primarily of automated teller machine fees, fees from the sale of cashiers checks and money orders, and safe deposit box rental income. Such income amounted to $932,000, $813,000 and $715,000 in fiscal 2001, 2000 and
1999, respectively. The increase in fiscal 2001 primarily reflects an increase in automated teller machine fees and fees earned on the sale of non-insured investment products such as mutual funds and annuities, partially offset by a decrease in accident and health insurance fees. The increase in fiscal 2000 primarily reflects an increase in automated teller machine fees, interchange income earned from customers' use of Fidelity Bank issued debit cards, and fees earned on the sale of non-insured investment products such as mutual funds and annuities.

Other Expenses

         Operating expenses increased $779,000, or 9.3%, to $9.1 million in fiscal 2001 and increased $180,000 or 2.2% to $8.3 million in fiscal 2000, from $8.2 million in fiscal 1999.

         Compensation, payroll taxes and fringe benefits, the largest component of operating expenses, increased $442,000 or 8.9% to $5.4 million in fiscal 2001 and $138,000 or 2.9% to $4.9 million in fiscal 2000 over the respective prior years. Factors contributing to the increase in fiscal 2001 were the inclusion of the Bellevue branch for the entire fiscal year, normal salary increases, and increased retirement costs and payroll taxes. At September 30, 2001, Fidelity Bank had 160 full-time and part-time employees as compared to 136 full-time and part-time employees at September 30, 2000. Factors contributing to the increase in fiscal 2000 were the addition of the Bellevue branch in July 2000, normal salary increases for employees and increases in the cost of health insurance, partially offset by some personnel vacancies that existed through a portion of the year.

         Office occupancy and equipment expense increased $150,000 or 20.0% to $898,000 in fiscal 2001 and decreased $63,000 or 7.8% to $748,000 in fiscal 2000 over the respective prior years. The increase in fiscal 2001 reflects increased property tax expenses, as well as expenses associated with operating an additional branch for the entire fiscal year. The decrease in fiscal 2000 primarily reflects a reduction in lease expense related to Fidelity Bank's Strip District branch which was leased until Fidelity Bank purchased the building in June 1999.

         Depreciation and amortization increased $43,000 or 7.3% to $630,000 in fiscal 2001 and increased $5,000 or .9% to $587,000 in fiscal 2000 over the respective prior years. Fiscal 2001 results primarily reflects the addition of the Bellevue branch. The results in fiscal 2000 reflect depreciation on additions to property being substantially offset by equipment becoming fully depreciated.

         Premiums for federal deposit insurance were $58,000, $85,000 and $156,000 for the fiscal years 2001, 2000 and 1999, respectively. The decreases in fiscal 2000 and 2001 reflect the lowering of the rate paid by SAIF insured institutions to support the interest payments on the Financing Corporation bonds. The amount of the premiums is based on the average amount of deposits outstanding.

         Fidelity Bank recorded net losses on real estate owned of $19,000 and $32,000 in fiscal 2001 and 2000, respectively, compared to a net gain of $36,000 in fiscal 1999. The results reflect the costs associated with the holding and disposition of properties during the periods. At September 30, 2001, Fidelity Bank had eight single family properties classified as real estate owned.

         Intangible amortization was $125,000 and $21,000 in fiscal 2001 and 2000, respectively and zero in fiscal 1999. The results reflect the amortization of the intangibles generated by the acquisition of Pennwood in July 2000, on a straight-line basis over fifteen years.

         Other operating expenses, which consist primarily of check processing costs, advertising, bank service charges, supervisory examination and assessment fees, legal and other administrative expenses, amounted to $2.0 million in fiscal 2001, $1.9 million in fiscal 2000 and $1.8 million in fiscal 1999. Significant variations in fiscal 2001, compared to fiscal 2000, include increases in bank service charges, legal and audit fees and stationary and supplies expense, partially offset by decreases in advertising and consulting fees. Significant variations in fiscal 2000, compared to fiscal 1999, include increases in bank service charges, legal and audit fees, and a decrease in stationary and supplies expenses and expenses related to credit cards issued by Fidelity Bank.

Income Taxes

         Fidelity generated taxable income and, as a consequence, recorded tax provisions of $983,000, $1.5 million and $1.2 million for fiscal 2001, 2000 and 1999, respectively. These changes reflect the difference in the Bank's profitability for the periods as well as differences in the effective tax rate, which was 21.4%, 26.4% and 26.5% for fiscal 2001, 2000 and 1999, respectively. The decreased effective tax rate in fiscal 2001 primarily results from a reduction in the level of income subject to state income tax.

Capital Requirements

         The Federal Reserve Board measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The guidelines include the concept of Tier 1 capital and total capital. Tier 1 capital is essentially common equity, excluding net unrealized gain (loss) on securities available-for-sale and goodwill, plus certain types of preferred stock, including the Preferred Securities issued by the Trust in 1997. The Preferred Securities may constitute up to 25% of the Fidelity's core capital elements, which include common stockholders' equity, qualifying perpetual preferred stocks and a minority interests in consolidated subsidiaries. Total capital includes Tier 1 capital and other forms of capital such as the allowance for loan losses, subject to limitations, and subordinated debt. The guidelines establish minimum standard risk-based target ratio of 8%, of which at least 4% must be in the form of Tier 1 capital. At June 30, 2002, Fidelity had Tier 1 capital as a percentage of risk-weighted assets of 13.09% and total risk-based capital as a percentage of risk-weighted assets of 13.99%.

         In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of Tier 1 capital as a percentage of average total assets of 3% for bank holding companies that meet certain criteria, including maintenance of the highest supervisory examination rating. All other bank holding companies are required to maintain a leverage ratio of at least 4% or be subject to prompt corrective action by the Federal Reserve. At June 30, 2002, Fidelity had a leverage ratio of 7.97%.

         The Federal Deposit Insurance Corporation has issued regulations that require insured institutions, such as Fidelity Bank, to maintain minimum levels of capital. In general, current regulations require a leverage ratio of Tier 1 capital to average total assets of not less than 3% for the most highly rated institutions and an additional 1% to 2% for all other institutions. At June 30, 2002, Fidelity Bank complied with the minimum leverage ratio, with Tier 1 capital of 7.11% of average total assets, as defined.

         Fidelity Bank is also required to maintain a ratio of qualifying total capital to risk-weighted assets and off-balance sheet items of a minimum of 8%. At June 30, 2002, Fidelity Bank's total capital to risk- weighted assets ratio calculated under the FDIC capital requirement was 13.06%.

Liquidity

         Fidelity's primary sources of funds have historically consisted of deposits, amortization and prepayments of outstanding loans, borrowings from the Federal Home Loan Bank of Pittsburgh and other sources, including sales of securities and, to a limited extent, loans. At June 30, 2002, the total of approved loan commitments amounted to $4.5 million. In addition, Fidelity had $6.7 million of undisbursed loan funds at that date. The amount of savings certificates which mature during the next twelve months totals approximately $100.9 million, a substantial portion of which management believes, on the basis of prior experience as well as its competitive pricing strategy, will remain with Fidelity.

Impact of Inflation and Changing Prices

         The consolidated financial statements and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Unlike most industrial companies, substantially all of the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a more significant impact on Fidelity Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. In the current interest rate environment, liquidity and the maturity structure of Fidelity's assets and liabilities are critical tot he maintenance of acceptable performance levels.

Critical Accounting Policies

         Certain critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Fidelity's single most critical accounting policy relates to its allowance for loan losses, which reflects the estimated losses resulting from the inability of the its borrowers to make required loan payments. If the financial condition of its borrowers were to deteriorate, resulting in an impairment of their ability to make payments, its estimates would be updated, and additional provisions for loan losses may be required.

                            BUSINESS OF FIDELITY BANK

General

Market Area and Competition

         Fidelity is one of the many financial institutions servicing its market area which consists of the counties of Allegheny and Butler, Pennsylvania. The competition for deposit products comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, and multi-state regional banks in its market area. Deposit competition also includes a number of insurance products sold by local agents and investment products such as mutual funds and other securities sold by local and regional brokers. Loan competition varies depending upon market conditions and comes from other insured financial institutions such as commercial banks, thrift institutions, credit unions, multi-state regional banks, and mortgage bankers.

Lending Activities

         General. Fidelity primarily originates one- to- four family residential real estate loans, commercial real estate loans, installment loans, and commercial business, automobile loans, as well as multi-family real estate loans, and construction loans.

Lending Activities

The following table sets forth the composition of the Fidelity's loan portfolio in dollar amounts and in percentages of the respective portfolios at the dates indicated.

                          At June 30,                                As of September 30,
                        --------------   -------------------------------------------------------------------------------------------
                              2002             2001               2000               1999                1998              1997
                        --------------   --------------     --------------     ---------------     ---------------   ---------------
                           $       %        $       %          $       %          $        %          $        %        $        %
                        -------  -----   -------  -----     -------  -----     -------   -----     -------   -----   -------   -----
                                                                    (Dollars in Thousands)
Real estate loans:
  Residential:
    Single-family
      (1-4 units)....  $177,788   53.7% $189,626   57.5%   $207,853   59.6%   $156,112    53.0%   $115,559    49.1% $ 97,698   51.6%
    Multi-family
      (over 4 units).     7,445    2.2     6,400    2.0       5,282    1.5       4,007     1.4       4,262     1.8     4,165    2.2
  Construction:
    Residential......     9,923    3.0     4,577    1.4       3,972    1.1      13,053     4.4      11,891     5.0     4,063    2.1
    Commercial.......     4,368    1.3     4,706    1.4       6,928    2.0       9,636     3.3       9,321     4.0     3,551    1.9
  Commercial.........    28,289    8.6    23,775    7.2      22,706    6.5      26,513     9.0      21,881     9.3    19,976   10.5
                        -------  -----   -------  -----     -------  -----     -------   -----     -------   -----   -------  -----
       Total real
         estate
         loans.......   227,813   68.8   229,084   69.5     246,741   70.7     209,321    71.1     162,914    69.2   129,453   68.3
Installment loans....    62,735   19.0    67,725   20.5      68,614   19.7      57,869    19.6      49,122    20.9    43,081   22.8
Commercial business
   and Lease loans...    40,280   12.2    32,834   10.0      33,584    9.6      27,394     9.3      23,157     9.9    16,873    8.9
                        -------  -----   -------  -----     -------  -----     -------   -----     -------   -----   -------  -----
       Total loans
         receivable..   330,828  100.0%  329,643  100.0%    348,939  100.0%    294,584   100.0%    235,193   100.0%  189,407  100.0%
                                 =====            =====              =====               =====               =====            =====
Less:
  Loans in process...    (6,652)          (6,341)            (6,558)           (14,696)            (12,916)           (3,695)
  Unamortized
    premiums,
    discounts
    and deferred
    loan fees........    (1,390)          (1,831)            (2,033)            (1,453)            ( 1,142)             (912)
  Allowance for
    possible loan
    losses...........     (3,134)          (2,871)            (2,910)            (2,477)            ( 2,243)           (1,931)
                        --------         --------           --------           --------            --------          --------
       Net loans
         receivable..   $319,652         $318,600           $337,438           $275,958            $218,892          $182,869
                        ========         ========           ========           ========            ========          ========

         Loan Maturity Tables. The following table sets forth the estimated maturity of the Fidelity's loan portfolio at June 30, 2002. The table does not include prepayments or scheduled principal repayments. Prepayments and scheduled principal repayments on loans totaled $86.7 million for the nine months ended at June 30, 2002. All loans are shown as maturing based on contractual maturities.

                                        Due     Due after
                                       within   1 through  Due after
                                       1 year    5 years    5 years      Total
                                       ------    -------    -------      -----
                                                  (In thousands)

Real estate loans:
   Residential                        $    455   $  4,809   $179,969   $185,233
   Commercial                              887      3,837     23,565     28,289
   Construction                          1,660        655     11,976     14,291
Installment loans                           17     12,877     49,841     62,735
Commercial business and lease loans      1,147     25,580     13,553     40,280
                                      --------   --------   --------   --------
          Total                       $  4,166   $ 47,758   $278,904   $330,828
                                      ========   ========   ========   ========


         The following table sets forth the dollar amount of all loans at June 30, 2002, due after June 30, 2003, which have fixed interest rates and floating or adjustable interest rates.

                                                               Floating or
                                             Fixed Rates     Adjustable Rates    Total
                                             -----------     ----------------    -----
                                                            (In thousands)
Real estate loans:
   Residential ..............................   $162,834         $21,944       $184,778
   Commercial ...............................      8,879          18,523         27,402
   Construction..............................     10,490           2,141         12,631
Installment loans............................     52,912           9,806         62,718
Commercial business and lease loans..........     30,745           8,388         39,133
                                                --------         -------       --------
         Total...............................   $265,860         $60,802       $326,662
                                                ========         =======       ========

         Real Estate Lending. Fidelity Bank concentrates its lending activities on the origination of loans and to a lesser extent the purchase of loan participations secured primarily by first mortgage liens on existing single-family residences. At June 30, 2002, real estate lending included $185.2 million of residential loans, $9.9 million of residential construction loans, $28.3 million of commercial real estate loans, and $4.4 million of commercial construction loans.

         Fidelity Bank originates single-family residential loans and construction residential loans which provide for annual interest rate adjustments. The adjustable-rate residential mortgage loans offered by Fidelity Bank in recent years have 10, 15 or 30-year terms and interest rates which adjust every year generally in accordance with the index of average yield on U.S. Treasury Securities adjusted to a constant maturity of one year. There is generally a 2% cap or limit on any increase or decrease in the interest rate per year with a 5% or 6% limit on the amount by which the interest can increase over the life of the loan. It has not engaged in the practice of using a cap on the payments that could allow the loan balance to increase rather than decrease, resulting in negative amortization. At June 30, 2002 approximately

$45.6 million or 20.0% of the mortgage loans in its loan portfolio consisted of loans which provide for adjustable rates of interest.

         Fidelity Bank also originates fixed-rate loans on single family residential loans and construction residential loans with terms of 10, 15, 20 or 30 years in order to provide a full range of products to its customers, but generally only under terms, conditions and documentation which permit the sale of a portion of these loans in the secondary market. Additionally, it also offers a 10-year balloon loan with payments based on 30-year amortization. At June 30, 2002 approximately $182.2 million, or 80.0%, of the mortgage loans in its loan portfolio consisted of loans which provide for fixed rates of interest. Although these loans provide for repayments of principal over a fixed period of up to 30 years, it is the bank's experience that such loans have remained outstanding for a substantially shorter period of time. Fidelity Bank's policy is to enforce the "due-on-sale" clauses contained in most of its fixed-rate, adjustable rate, and conventional mortgage loans, which generally permit it to require payment of the outstanding loan balance if the mortgaged property is sold or transferred and, thus, contributes to shortening the average life of such loans.

         Fidelity Bank will lend generally up to 80% of the appraised value of the property securing the loan (referred to as the loan-to-value ratio) up to a maximum amount of $275,000 but will lend up to 95% of the appraised value up to the same amount if the borrower obtains private mortgage insurance on the portion of the principal amount of the loan that exceeds 80% of the value of the property securing the loan. It also originates residential mortgage loans in amounts over $275,000. It will generally lend up to 80% of the appraised value of the property securing such loans. These loans may have terms of up to 30 years, but frequently have terms of 10 or 15 years or are 10-year balloon loans with payments based on 15-year to 30-year amortization. Generally, such loans will not exceed a maximum loan amount of $1.0 million, although it may consider loans above that limit on a case-by-case basis.

         Fidelity Bank, in recent years, has developed single-family residential mortgage loan programs targeted to the economically disadvantaged and minorities in its primary lending area. Under the programs, it will generally lend up to 97% of the appraised value of the property securing the loan as well as reducing the closing costs the borrower is normally required to pay. It does not believe that these loans pose a significantly greater risk of non-performance than similar single-family residential mortgage loans underwritten using its normal criteria.

         Fidelity Bank requires the properties securing mortgage loans it originates and purchases to be appraised by independent appraisers who are approved by or who meet certain prescribed standards established by the Board of Directors. It also requires title, hazard and (where applicable) flood insurance in order to protect the properties securing its residential and other mortgage loans. Borrowers are subject to employment verification and credit evaluation reports, and must meet established underwriting criteria with respect to their ability to make monthly mortgage payments.

         In addition to loans secured by single-family residential real estate, it also originates, to a lesser extent, loans secured by commercial real estate and multi-family residential real estate. Over 95% of this type of lending is done within its primary market area. At June 30, 2002, $28.3 million consisted of commercial real estate, $7.4 million consisted of multi-family residential real estate loans, and $4.4 million consisted of commercial construction loans.

         Although terms vary, commercial and multi-family residential real estate loans are generally made for terms of up to 10 years with a longer period for amortization and in amounts of up to 80% of the lesser of appraised value or sales price. These loans may be made with adjustable rates of interest, but it also will make fixed-rate commercial or multi-family real estate loans on a 10 or 7 year payment basis, with the period of amortization negotiated on a case-by-case basis.

         Fidelity Bank also engages in loans to finance the construction of one-to-four family dwellings. This activity is generally limited to individual units and may, to a limited degree, include speculative construction by developers. The inspections, for approval of payment vouchers, are performed by third parties and are based on stages of completion. Applications for construction loans primarily are received from former borrowers and builders who have worked with Fidelity Bank in the past.

         Loans to finance commercial and multi-family residential real estate and for the financing of construction generally provide a greater rate of return but are considered to have a greater risk of loss than loans to finance the purchase of single-family, owner-occupied dwellings.

         Installment Lending. Fidelity Bank offers a wide variety of installment loans, including home equity loans and consumer loans. At June 30, 2002, home equity loans amounted to $59.3 million, or 94.6%, of it's total installment loan portfolio. These loans are made on the security of the unencumbered equity in the borrower's residence. Home equity loans are made at fixed rates for terms of up to 15 years, and home equity lines of credit are made at variable rates. Home equity loans generally may not exceed 80% of the value of the security property when aggregated with all other liens, although a limited number of loans up to 100% value may be made at increased rates.

         Consumer loans consist of motor vehicle loans, other types of secured consumer loans and unsecured personal loans. At June 30, 2002, these loans amounted to $1.4 million, which represented 2.2% of its total installment loan portfolio. At June 30, 2002, motor vehicle loans amounted to $838,000 and unsecured loans and loans secured by property other than real estate amounted to $611,000.

         Fidelity Bank also makes other types of installment loans such as savings account loans, education loans, credit card loans, personal lines of credit and overdraft loans. At June 30, 2002, these loans amounted to $2.0 million, or 3.2%, of the total installment loan portfolio. That total consisted of $84,000 of education loans, $676,000 of savings account loans, $1.2 million of personal lines of credit and $17,000 of overdraft loans.

         Consumer, credit card and overdraft loans and, to a lesser extent, home equity loans may involve a greater risk of nonpayment than traditional first mortgage loans on single-family residential dwellings. However, such loans generally provide a greater rate of return, and Fidelity Bank underwrites the loans in conformity to standards adopted by its Board of Directors.

         Commercial Business Loans and Leases. Commercial business loans of both a secured and unsecured nature are made by Fidelity Bank for business purposes to incorporated and unincorporated businesses. Typically, these are loans made for the purchase of equipment, to finance accounts receivable and to finance inventory, as well as other business purposes. At June 30, 2002, these loans amounted to $36.0 million or 10.9% of the total loan portfolio. In addition, the bank makes commercial leases to businesses, typically for the purchase of equipment. All leases are funded as capital leases and Fidelity Bank does not assume any residual risk at the end of the lease term. At June 30, 2002, commercial leases amounted to $4.3 million or 1.3% of the total loan portfolio.

         Loan Servicing and Sales. In addition to interest earned on loans, Fidelity Bank receives income through the servicing of loans and loan fees charged in connection with loan originations and modifications, late payments, changes of property ownership and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans made. For the nine months ended June 30, 2002, loan servicing fees of $1,000 were recognized. As of June 30, 2002, loans serviced for others totalled $17,000.

         Fidelity Bank charges loan origination fees which are calculated as a percentage of the amount loaned. The fees received in connection with the origination of conventional, single-family, residential real estate loans have generally amounted to two to three points (one point being equivalent to 1% of the principal amount of the loan). In addition, it typically receives fees of one or two points in connection with the origination of conventional, multi-family residential loans and commercial real estate loans. Loan fees and certain direct costs are deferred, and the net fee or cost is amortized into income using the level-yield method over the contractural life of the loan.

         During the 2001 fiscal period, Fidelity Bank entered into an arrangement with several investors to sell fixed-rate residential mortgage loans in the secondary market. This program allows it to offer more attractive rates in its highly competitive market. Fidelity Bank generally does not service those loans sold in the secondary market. During the nine months ended June 30, 2002, $13.9 million of fixed rate mortgage loans were sold.

         Loan Approval Authority and Underwriting. Applications for all types of loans are taken at Fidelity Bank's home office and branch offices by branch managers and loan originators and forwarded to the administrative office for processing. In most cases, an interview with the applicant is conducted at the branch office by a branch manager. Residential and commercial real estate loan originations are primarily attributable to walk-in and existing customers, real estate brokers and mortgage loan brokers. Installment loans are primarily obtained through existing and walk-in customers. The Board of Directors has delegated authority to the Loan Committee, consisting of the Chairman, President, Executive Vice President and Chief Lending Officer, to approve first mortgage, home equity, secured consumer, unsecured consumer and commercial loans up to $500,000, $200,000, $75,000, $50,000, and $400,000, respectively. Any loan in excess of those amounts must be approved by the Board of Directors. The Board of Directors has further delegated authority to Fidelity Bank's Chairman to approve first mortgage, home equity, secured consumer, unsecured consumer and commercial loans up to $200,000, $125,000, $75,000, $50,000, and $125,000,
respectively. The terms of the delegation also permit the Chairman to delegate authority to any other officer under the same or more limited terms. Pursuant to this authority, the Chairman of Fidelity Bank has delegated to the Executive Vice President and Chief Lending Officer, subject to certain conditions, the authority to approve motor vehicle loans, secured personal loans and unsecured personal loans up to $50,000, $50,000, and $15,000, respectively; to approve first mortgage one-to-four family loans up to $175,000, with a loan-to-value of 65% or less; to approve home equity loans up to $100,000 if the amount of the loan is not in excess of 80% of the equity; to approve commercial loans up to $100,000; to approve education loans up to levels approved by the Pennsylvania Higher Education Assistance Agency; and to approve checking account overdraft protection loans that conform to the parameters of the program.

         Classified Assets. Federal regulations provide for a classification system for problem assets of insured institutions, including assets previously treated as "scheduled items." Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection of principal in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the Registrant to risk sufficient to warrant classification in one of the above categories, but which possess some weakness, are required to be designated "special mention" by management.

         When an insured institution classifies problem assets as either "substandard" or "doubtful," it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies problem assets as "loss," it is required either to establish an allowance for losses equal to 100% of that portion of the assets so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its allowances is subject to review by the Federal Deposit Insurance Corporation which may order the establishment of additional loss allowances.

         Included in non-performing loans at June 30, 2002 are nine single-family residential real estate loans totaling $625,000, two commercial real estate loans totaling $221,000, 14 home equity and installment loans totaling $169,000, and ten commercial business loans totaling $1.1 million. Such non- performing loans consisted of all substandard and loss classified assets. See "Non-Performing Assets" discussed below.

         At September 30, 2001, non-accural loans consisted of four 1-4 family residential real estate loans totaling $110,000, six commercial real estate loans totaling $814,000, twenty-nine installment loans totaling $242,000, and ten commercial business loans totaling $1.182 million. Such non-performing loans consisted of all substandard, doubtful and loss classified assets. See "Non-Performing Assets" discussed below.

         At September 30, 2000, non-accrual loans consisted of ten 1-4 family residential real estate loans totaling $520,000, seven commercial real estate loans totaling $624,000, sixty installment loans totaling $762,000, and seven commercial business loans totaling $55,000. Such non-performing loans consisted of all substandard, doubtful, and loss classified assets. See "Non-Performing Assets" discussed below.

         At September 30, 1999, non-accrual loans consisted of four 1-4 family residential real estate loans totaling $250,000, four commercial real estate loans totaling $1.362 million, 15 installment loans totaling $220,000, and six commercial business loans totaling $553,000. Such non-performing loans consisted of all substandard and loss classified assets. See "Non-Performing Assets" discussed below.

         The following table sets forth Fidelity Bank's classified assets in accordance with its classification system.


                               At June 30,              At September 30,
                          --------------------       -----------------------
                             2002        2001           2000           1999
                             ----        ----           ----           ----
                                           (In Thousands)

         Special Mention   $1,445      $  559         $  872         $   --
         Substandard        2,086       2,176          1,871          2,357
         Doubtful              --         142             72             --
         Loss                  36          30             18             28
                           ------      ------         ------         ------
                           $3,567      $2,907         $2,833         $2,385
                           ======      ======         ======         ======

         Non-Performing Loans and Real Estate Owned. When a borrower fails to make a required payment on a loan, Fidelity Bank attempts to cause the default to be cured by contacting the borrower. In general, contacts are made after a payment is more than 15 days past due, and a late charge is assessed at that time. In most cases, defaults are cured promptly. If the delinquency on a mortgage loan exceeds 90 days and is not cured through its normal collection procedures or an acceptable arrangement is not worked out with the borrower, the bank will normally institute measures to remedy the default, including commencing a foreclosure action or, in special circumstances, accepting from the mortgagor a voluntary deed of the secured property in lieu of foreclosure.

         Loans  are  placed on  non-accrual  status  when,  in the  judgment  of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual, generally when a loan is ninety days or more delinquent. When a loan is placed on non-accrual status, previously accrued but unpaid interest is deducted from interest income. The President, Chief Lending Officer, Chief Financial Officer and the Collection Manager meet monthly to review non-performing assets and any other assets that may require classification or special consideration. Adjustments to the carrying values of such assets are made as needed and a detailed report is submitted to the Board of Directors on a monthly basis.

         Real estate owned consists of properties acquired through foreclosure and are recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value less estimated cost to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Additional write downs are charged to income, and the carrying value of the property reduced, when the carrying value exceeds fair value less estimated cost to sell.

         Non-performing Assets. The following table sets forth information regarding nonaccrual loans and real estate owned, as of the dates indicated. At June 30, 2002 and September 30, 2001, respectively, Fidelity had no loans categorized as troubled debt restructurings within the meaning of the Statement of Financial Accounting Standards, SFAS 15. Impaired loans within the meaning of SFAS 114, as amended by SFAS 118, as of June 30, 2002 and September 30, 2001 were $1.3 million and $2.0 million, respectively. Interest income that would have been recorded on loans accounted for on a nonaccrual basis under the original terms of such loans was $148,000 and $128,000 for the nine months ended June 30, 2002 and year ended September 30, 2001, respectively. Of such amounts $47,000 and $98,000 were collected for the nine months ended June 30, 2002 and the year ended September 30, 2001, respectively.

                                         At June 30,              At September 30,
                                        --------------    ------------------------------------
                                        2002      2001      2000      1999      1998      1997
                                        ----      ----      ----      ----      ----      ----
                                                        (Dollars in thousands)
Nonaccrual residential real
  estate loans (1-4 family)           $  625    $  110    $  520    $  250    $  246    $   94
Nonaccrual construction, multi-
  family residential and
  commercial real estate                 221       814       624     1,362       199       751
Nonaccrual installment loans             169       242       762       220         6        21
Nonaccrual commercial business
  loans                                1,107     1,182        55       553       101       250
                                      ------    ------    ------    ------    ------    ------
Total non-performing loans            $2,122    $2,348    $1,961    $2,385    $  552    $1,116
                                      ======    ======    ======    ======    ======    ======
Total nonperforming loans as a
  percent of total loans receivable      .64%      .71%      .56%      .81%      .23%      .59%
                                      ======    ======    ======    ======    ======    ======

Total real estate owned, net          $  598    $  314    $  181    $  107    $   21    $   --
                                      ======    ======    ======    ======    ======    ======
Total nonperforming loans and real
  estate owned as a percent of
  total assets                           .45%      .48%      .39%      .52%      .14%      .29%
                                      ======    ======    ======    ======    ======    ======

         The following table sets forth an analysis of Fidelity's allowance for loan losses.

                                           At June 30,                      At September 30,
                                           -----------  --------------------------------------------------------
                                              2002        2001        2000        1999        1998       1997
                                            --------    --------    --------    --------    --------    --------
                                                                             (Dollars in thousands)
Total loans outstanding.................    $330,828    $329,643    $348,939    $294,584    $235,193    $189,407
Average loans outstanding...............     322,597     336,813     307,702     246,327     201,036     165,170
Balance at beginning of period..........       2,871       2,910       2,477       2,243       1,931       1,530
Allowance for loan losses
  of Pennwood Bancorp, Inc..............          --          --         358          --          --          --
Allowance for loan losses of
 Carnegie Financial Corporation ........         204          --          --          --          --          --
Provision for loan losses...............         300         475         470         520         405         500
Charge-offs:
  Residential real estate...............         (30)        (14)        (12)         --          (3)        (49)
  Commercial real estate................         (83)        (95)       (165)       (183)         --          --
  Installment...........................        (115)       (428)       (181)        (89)        (97)        (71)
  Commercial............................        (195)       (108)        (67)        (54)        (10)         (3)
Recoveries:
  Residential real estate...............           3          --          --          10          --          --
  Commercial real estate................         100          96          --          --          --          --
  Installment...........................          18          25          15          10          11           8
  Commercial............................          61          10          15          20           6          16
                                              ------      ------      ------     -------      ------      ------
Net charge-offs.........................        (241)       (514)       (395)       (286)        (93)        (99)
                                              ------      ------      ------     -------      ------      ------
Balance at end of period................      $3,134      $2,871      $2,910     $ 2,477      $2,243      $1,931
                                              ======      ======      ======     =======      ======      ======
Ratio of net charge-offs during
  the period to average loans
  outstanding during the period.........         .07%        .15%        .13%        .12%        .05%        .06%
                                              ======      ======      ======     =======      ======      ======

Analysis of the Allowance for Loan Losses

         The following table sets forth the allocation of the allowance by category and the percent of loans in each category to total loans, at the date indicated. The allocation of the allowance to each category is not necessarily indicative of future loss and does not restrict the use of the allowance to absorb losses in any category.

                                    At June 30,                                    At September 30,
                                 --------------   ---------------------------------------------------------------------------------
                                       2002           2001              2000             1999             1998             1997
                                 --------------   --------------    -------------   --------------   --------------   -------------
                                     $       %       $        %        $       %       $        %       $        %       $       %
                                 ------   -----   ------   -----    ------  -----   ------   -----   ------   -----   ------  -----
                                                                        (Dollars in thousands)

Residential real estate loans... $1,444    55.9%  $1,176    59.5%  $   986   61.1%  $  720    48.3% $   719    49.1%  $  707   53.8%
Commercial real estate loans....    221     8.6      246     7.2       219    6.5      102     8.6      162    11.1      139    4.0
Construction loans..............    111     4.3       60     2.8        50    3.1      202    14.2      131     9.0       53   10.5
Installment loans...............    481    19.0      483    20.5       706   19.7      534    19.6      478    20.9      445   22.8
Commercial business loans.......    877    12.2      906    10.0       949    9.6      919     9.3      753     9.9      587    8.9
                                 ------   -----   ------   -----    ------  -----   ------   -----   ------   -----   ------  -----
       Total.................... $3,134   100.0%  $2,871   100.0%   $2,910  100.0%  $2,477   100.0%  $2,243   100.0%  $1,931  100.0%
                                 ======   =====   ======   =====    ======  =====   ======   =====   ======   =====   ======  =====

Investment Activities

         Fidelity Bank is required under federal regulation to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and defined and reviewed for adequacy by the Federal Deposit Insurance Corporation during its regular examinations. The Federal Deposit Insurance Corporation, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The level of liquid assets varies depending upon several factors, including:

o    the yields on investment alternatives;

o management's judgment as to the attractiveness of the yields then available in relation to other opportunities;

o    expectation of future yield levels; and

o management's projections as to the short-term demand for funds to be used in loan origination and other activities.

         Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity.

         Current regulatory and accounting guidelines regarding investment securities (including mortgage backed securities) require Fidelity to categorize securities as "held to maturity," "available for sale" or "trading." As of June 30, 2002, Fidelity had securities classified as "held to maturity" and "available for sale" in the amount of $76.3 million and $177.6 million, respectively and had no securities classified as "trading." Securities classified as "available for sale" are reported for financial reporting purposes at the fair market value with net changes in the market value from period to period included as a separate component of stockholders' equity, net of income taxes. At June 30, 2002, securities available for sale had an amortized cost of $174.5 million and market value of $177.6 million. The changes in market value in its available for sale portfolio reflect normal market conditions and vary, either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the market value of securities available for sale do not affect
Fidelity's income nor does it affect Fidelity Bank's regulatory capital requirements or its loan-to-one borrower limit.

         At June 30, 2002, Fidelity's investment portfolio policy allowed investments in instruments such as:

o    U.S. Treasury obligations;
o    U.S. federal agency or federally sponsored agency obligations;
o    municipal obligations;
o    mortgage-backed securities;
o    banker's acceptances;
o    certificates of deposit;
o    investment grade corporate bonds and commercial paper;

o    real estate mortgage investment conduits;
o    equity securities and mutual funds; and
o    trust preferred securities.

The Board of Directors may authorize additional investments.

         As a source of liquidity and to supplement its lending activities, Fidelity has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors, like Fidelity or Fidelity Bank. The quasi-governmental agencies, which include GinnieMae, FreddieMac, and FannieMae, guarantee the payment of principal and interest to investors.

         Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities issued by GinnieMae, FreddieMac, and FannieMae make up a majority of the pass-through certificates market.

         Fidelity also invests in mortgage-related securities, primarily collateralized mortgage obligations, issued or sponsored by GinnieMae, FreddieMac, and FannieMae, as well as private issuers. Collateralized mortgage obligations are a type of debt security that aggregates pools of mortgages and mortgage-backed securities and creates different classes of collateralized mortgage obligations securities with varying maturities and amortization schedules as well as a residual interest with each class having different risk characteristics. The cash flows from the underlying collateral are usually divided into "tranches" or classes whereby tranches have descending priorities with respect to the distribution of principal and interest repayment of the underlying mortgages and mortgage backed securities as opposed to pass through mortgage backed securities where cash flows are distributed pro rata to all security holders. Unlike mortgage backed-securities from which cash flow is received and prepayment risk is shared pro rata by all securities holders, cash flows from the mortgages and mortgage backed securities underlying collateralized mortgage obligations are paid in accordance with a predetermined priority to investors holding various tranches of such securities or obligations. A particular tranche or class may carry prepayment risk which may be different from that of the underlying collateral and other tranches. Collateralized mortgage obligations attempt to moderate reinvestment risk associated with conventional mortgage-backed securities resulting from unexpected prepayment activity.

Investment and Mortgage-Backed Securities Portfolio

Investment Securities

         The following tables set forth the composition and amortized cost of the investment and mortgage-backed securities at the dates indicated.

                                         At June 30,      At September 30,
                                         ----------- -------------------------
                                              2002     2001      2000    1999
                                            -------  -------   -------  -------
Available-for-sale                                    In thousands)
Investment securities:
U.S. government and agency..........        $21,040  $17,762   $23,589  $27,421
Municipal obligations...............         36,038   39,670    38,031   42,012
Corporate obligations...............         17,840   13,557     4,453    1,974
Asset-backed securities.............          1,974    5,327     5,294    5,263
Mutual funds(1).....................          4,506    4,240     2,063    1,945
Federal Home Loan Bank stock........         10,120    9,872    10,764    8,795
FreddieMac preferred stock..........          1,519    1,420       920      501
FannieMae preferred stock...........            250      250       250       --
Equity securities...................          1,634    1,341     1,304    1,580
Trust preferred securities..........          4,600    3,104     1,250      750
                                            -------  -------   -------  -------
      Total.........................        $99,521  $96,543   $87,918  $90,241
                                            =======  =======   =======  =======
Held-to-maturity
Investment securities:
U.S. government and agency..........        $12,613  $   966   $ 2,958  $ 2,000
Municipal obligations...............         17,392   12,662     5,347    1,625
Corporate obligations...............          8,010    6,207     1,631       --
                                            -------  -------   -------  -------
      Total.........................        $38,015  $19,835   $ 9,936  $ 3,625
                                            =======  =======   =======  =======

---------------
(1) Consists of investment in the Federated Investors ARM Fund, the Asset Management Fund ARM Fund and Legg Mason Value Trust Fund.

         At June 30, 2002, non-U.S. Government and U.S. Government agency securities that exceeded ten percent of stockholders' equity are as follows. Such securities were rated AAA by Standard and Poors.


              Issuer                                Book Value    Market Value
                                                                 (In thousands)
The Asset Management Fund Arm Fund                     $4,404        $4,407
                                                       ======        ======

Mortgage-Backed Securities

                                       At June 30,       At September 30,
                                       -----------       ----------------
                                           2002      2001      2000      1999
                                           ----      ----      ----      ----

(In thousands)

Mortgage-backed securities
held-to-maturity:
  GinnieMae .........................   $ 2,293   $ 3,397   $    10   $    19
  FannieMae .........................     9,913     5,581     4,167     5,270
  FreddieMac ........................     8,099    11,148     6,571     8,104
  GinnieMae Remic ...................       785     1,978        --        --
  FannieMae Remic ...................        --     3,346        --        --
  FreddieMac Remic ..................    10,219     4,232     1,701         7
  Collateralized Mortgage Obligations     6,992       993        --        --
                                        -------   -------   -------   -------
        Total .......................   $38,301   $30,675   $12,449   $13,400
                                        =======   =======   =======   =======
Mortgage-backed securities
available-for-sale:
  GinnieMae .........................   $11,567   $15,525   $20,438   $23,016
  FannieMae .........................    20,496    13,841    13,363    15,866
  FreddieMac ........................    13,679     5,373     5,813     6,601
  GinnieMae Remic ...................     1,410     1,844        --        --
  FannieMae Remic ...................     3,329     4,860     7,671     8,957
  FreddieMac Remic ..................    15,625     9,726    15,912    19,016
  Collateralized Mortgage Obligations     8,907    10,765    10,441    11,840
                                        -------   -------   -------   -------
        Total .......................   $75,013   $61,934   $73,638   $85,296
                                        =======   =======   =======   =======

         As of June 30, 2002, Fidelity's mortgage-backed securities portfolio did not contain any non-U.S. Government and U.S. Government agency mortgage-backed securities that exceeded ten percent of stockholders' equity.

         Investment and Mortgage-Backed Securities Maturities

         The following tables set forth the amount of each category of investment securities of Fidelity Bank at June 30, 2002 which mature during each of the periods indicated and the weighted average yield for each range at maturities. The yields on the tax-exempt investments have been adjusted to their pre-tax equivalents.

                                                            After One Year     After Five Years
                                    One Year or Less      Through Five Years   Through Ten Years   After Ten Years      Total
                                    ----------------      ------------------   -----------------   ---------------   ---------------
                                               Weighted              Weighted            Weighted          Weighted         Weighted
                                               Average               Average             Average           Average          Average
                                    Amount      Yield      Amount     Yield     Amount    Yield    Amount   Yield    Amount  Yield
                                    ------      -----      ------     -----     ------    -----    ------   -----    ------  -----
                                                                       (In thousands)
Available-for-sale:
  U.S. government and agency.....  $    --        --%     $17,111      4.70%    $2,992     4.72%  $   937    6.66%  $21,040    4.79%
  Municipal obligations..........       --        --          445      4.11      1,888     4.58    33,705    5.19    36,038    5.14
  Corporate obligations..........    1,489      3.93       13,767      5.90      2,584     7.15        --      --    17,840    5.92
  Asset-backed securities........       --        --           --        --      1,924     2.77        --      --     1,974    2.77
  Mutual funds(1)................    4,506      3.11           --        --         --       --        --      --     4,506    3.11
  Federal Home Loan Bank stock...   10,120      3.25           --        --         --       --        --      --    10,120    3.25
  FreddieMac preferred stock.....    1,519      5.31           --        --         --       --        --      --     1,519    5.31
  FannieMae preferred stock            250      6.45           --        --         --       --        --      --       250    6.45
  Equity securities..............    1,634      3.28           --        --         --       --        --      --     1,634    3.28
  Trust preferred securities.....       --        --           --        --         --       --     4,600    5.26     4,600    5.26
                                   -------      ----      -------      ----     ------     ----   -------    ----   -------    ----
      Total......................  $19,518      3.47%     $31,323      5.22%    $9,438     4.95%  $39,242    5.23%  $99,521    4.86%
                                   =======      ====      =======      ====     ======     ====   =======    ====   =======    ====

Held-to-Maturity:
  U.S. government and agency.....  $    --        --%     $ 6,182      4.94%    $4,092     5.39%  $ 2,339    5.31%  $12,613    5.15%
  Municipal obligations..........       --        --        1,068      5.40      2,215     5.12    14,109    5.07    17,392    5.10
  Corporate obligations..........    1,000      6.48        5,256      6.32      1,754     6.36        --      --     8,010    6.35
                                   -------      ----      -------      ----     ------     ----   -------    ----   -------    ----
      Total......................  $ 1,000      6.48%     $12,506      5.56%    $8,061     5.53%  $16,448    5.10%  $38,015    5.38%
                                   =======      ====      =======      ====     ======     ====   =======    ====   =======    ====

(1)  Consists of investment in the Asset Management Fund ARM Fund.

         Information regarding the contractual maturities and weighted average yield of the Fidelity's mortgage-backed securities portfolio is presented below.

                                               Amounts at June 30, 2002 Which Mature In
                                     -------------------------------------------------------------------
                                                                    After         After
                                     One Year   One to Five      Five to 10      Over 10
                                     or Less       Years            Years         Years          Total
                                     -------       -----            -----         -----          -----
                                                             (Dollars in thousands)
Mortgage-backed securities
held-to-maturity:
  GinnieMae......................... $    --      $     5           $   --        $ 2,288        $2,293
  FannieMae.........................      --          289            1,485          8,139         9,913
  FreddieMac........................      --          105            4,323          3,671         8,099
  GinnieMae Remic...................      --           --               --            785           785
  FreddieMac Remic..................      --           --            1,701          8,518        10,219
  Collateralized Mortgage
     Obligations....................      --           --               --          6,992         6,992
       Total........................ $    --      $   399           $7,509        $30,393       $38,301
Weighted average yield..............      --%        6.40%            6.22%          5.30%         5.49%
Mortgage-backed securities
available-for-sale:
  GinnieMae......................... $    --      $    --           $   --        $11,567       $11,567
  FannieMae.........................      --           --               --         20,496        20,496
  FreddieMac........................      --           --               --         13,679        13,679
  GinnieMae Remic...................      --           --               --          1,410         1,410
  FannieMae Remic...................      --           --               --          3,329         3,329
  FreddieMac Remic..................      --           --               --         15,625        15,625
  Collateralized mortgage
       obligations..................      --           --            1,276          7,631         8,907
       Total........................ $    --      $    --           $1,276        $73,737       $75,013
Weighted average yield..............      --%          --%            6.58%          5.60%         5.62%

Sources of Funds

         General. Savings deposits obtained through the home office and branch offices have traditionally been the principal source of the Fidelity Bank's funds for use in lending and for other general business purposes. Fidelity Bank also derives funds from scheduled amortizations and prepayments of outstanding loans and mortgage-backed securities and sales of investments available-for-sale. It also may borrow funds from the Federal Home Loan Bank of Pittsburgh and other sources. Borrowings generally may be used on a short-term basis to compensate for seasonal or other reductions in savings deposits or other inflows at less than projected levels, as well as on a longer-term basis to support expanded lending activities.

         Savings Deposits. Fidelity Bank's current savings deposit products include passbook savings accounts, demand deposit accounts, NOW accounts, money market deposit accounts and certificates of deposit ranging in terms from three months to ten years. Included among these savings deposit products are Individual Retirement Account ("IRA") certificates and Keogh Plan retirement certificates (collectively "retirement accounts"). Fidelity Bank offers preferred rates for certificates of deposit in denominations of $99,000 or more at terms ranging from one month to five years and, at June 30, 2002, such certificates accounted for 1.5% total savings deposits.

         Fidelity Bank's savings deposits are obtained primarily from residents of Allegheny and Butler Counties. The principal methods used to attract savings deposit accounts include the offering of a wide variety of services and accounts, competitive interest rates and convenient office locations and service hours. It does not currently pay, nor has it in the past paid, fees to brokers to obtain its savings deposits.

         In recent years, Fidelity Bank has been required by market conditions to rely increasingly on newly-authorized types of short-term certificate accounts and other savings deposit alternatives that are more responsive to market interest rates than passbook accounts and regulated fixed-rate, fixed-term certificates that were historically its primary source of savings deposits. As a result of deregulation and consumer preference for shorter term, market-rate sensitive accounts, it has, like most financial institutions, experienced a significant shift in savings deposits towards relatively short-term, market-rate accounts. However, Fidelity Bank has been successful in attracting retirement accounts which have provided the bank with a relatively stable source of funds. As of June 30, 2002, the Fidelity Bank's total retirement funds were $40.7 million, or 12.0%, of its total savings deposits.

         Fidelity Bank attempts to control the flow of savings deposits by pricing its accounts to remain generally competitive with other financial institutions in its market area, but does not necessarily seek to match the highest rates paid by competing institutions. In this regard, Fidelity Bank's senior officers meet weekly to determine the interest rates which it will offer to the general public.

         Rates established by Fidelity Bank are also affected by the amount of funds needed by it on both a short-term and long-term basis, alternative sources of funds and the projected level of interest rates in the future. The ability to attract and maintain savings deposits and maintain its cost of funds, have been, and will continue to be, significantly affected by economic and competitive conditions.

         Certificates of Deposits. Maturities of certificates of deposit of $100,000 or more that were outstanding as of June 30, 2002 are summarized as follows:


                                                            (In thousands)
3 months or less.......................................          $1,814
Over 3 months through 6 months.........................           2,300
Over 6 months through 12 months........................             294
Over 12 months.........................................             794
                                                                 ------
         Total.........................................          $5,202
                                                                 ======

Time Deposits by Rate

         The following table sets forth time deposits classified by interest rate at the dates indicated.

                           At
                        June 30,              At September 30,
                        --------            ----------------------
                          2002                2001         2000
                        --------            --------      --------
                                        (In thousands)

Interest Rate
4.00% or less........   $ 81,445            $ 25,534      $    231
4.00-4.99% ..........     55,990              41,256        25,558
5.00-5.99% ..........     29,700              41,882        61,585
6.00-6.99% ..........     22,430              78,612        80,936
7.00-7.99% ..........        700               3,044         3,559
8.00-9.99% ..........         --                  15            18
                        --------            --------      --------
  Total .............   $190,265            $190,343      $171,887
                        ========            ========      ========

Time Deposits Maturity Schedule

         The following table sets forth the amount and maturities of time deposits at June 30, 2002.

                                                 Amount Due
                          ------------------------------------------------------
                                                               After
                          June 30,     June 30,    June 30,   June 30,
Interest Rate               2003         2004        2005       2006       Total
                                              (In thousands)
4.00% or less...........  $73,411       $6,372     $ 1,650    $    12   $ 81,445
4.00-4.99%..............   13,566       12,196      20,209     10,019     55,990
5.00-5.99%..............   10,502        4,782       5,472      8,944     29,700
6.00-6.99%..............      158        2,072       1,506     18,694     22,430
7.00-7.99%..............       --           --          --        700        700
8.00-9.99%..............       --           --          --         --         --
                          -------      -------     -------    -------   --------
  Total                   $97,637      $25,422     $28,837    $38,369   $190,265
                          =======      =======     =======    =======   ========

         Borrowings. Fidelity Bank is eligible to obtain advances from the Federal Home Loan Bank of Pittsburgh upon the security of the common stock it owns in that bank, securities owned by Fidelity Bank and held in safekeeping by the Federal Home Loan Bank and certain of its residential mortgages, provided certain standards related to credit worthiness have been met. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Federal Home Loan Bank advances are generally available to meet seasonal and other withdrawals of deposit accounts and to expand lending, as well as to aid the effort of members to establish better asset and liability management through the extension of maturities of liabilities. At June 30, 2002, there were $198.9 million of advances outstanding.

         Fidelity Bank, also, from time to time, enters into sales of securities under agreements to repurchase, known as reverse repurchase agreements. Such reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the statement of financial condition. At June 30, 2002, $6.9 million reverse repurchase agreements were outstanding.

         The following table sets forth certain information regarding the short term borrowings (due within one year or less) of Fidelity Bank at the dates or for during the period indicated.

                                          At or For the
                                           Nine Months
                                             Ended
                                            June 30,        At or for the Year Ended September 30,
                                             2002                2001       2000        1999
                                             ----                ----       ----        ----
                                                                 (Dollars in thousands)
Federal Home Loan Bank advances:
  Average balance outstanding............... $38,209            $22,941   $   154          --
  Maximum amount outstanding at any
    month-end during the period.............  56,047             40,930     1,000          --
  Weighted average interest rate
       during the period....................   6.49%              6.02%     5.35%          --
  Balance outstanding at end of period......  56,047             40,000        --          --
  Weighted average interest rate
       at end of period.....................   6.38%              6.55%     5.35%          --
Reverse repurchase agreements:
  Average balance outstanding...............   5,851              5,400     3,805       2,765
  Maximum amount outstanding at any
    month-end during the period.............   7,014              6,708     4,980       3,792
  Weighted average interest rate
       during the period....................    1.52%              4.48%     5.12%       4.06%
  Balance outstanding at end of period......   6,928              4,599     4,980       3,041
  Weighted average interest rate
       at end of period.....................    1.17%              2.83%     5.85%       4.25%
FHLB Repoplus Advances:
  Average balance outstanding...............   4,686             17,631    60,863      24,674
  Maximum amount outstanding at any
    month-end during the period.............  18,640             42,120    82,350      48,900
  Weighted average interest rate
       during the period....................    2.32%              6.10%     6.17%       5.14%
  Balance outstanding at end of period......   9,150              5,000    48,770      47,600
  Weighted average interest rate
       at end of period.....................    2.16%              3.89%     6.66%       5.48%
Total average short-term borrowings.........  48,746             45,972    64,822      27,439
Average interest rate of total
  short-term borrowings.....................    5.35%              5.94%     6.59%       5.32%

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

Personnel

         As of June 30, 2002 Fidelity had 112 full-time employees and 30 part-time employees. The employees are not represented by a collective bargaining unit. Fidelity believes its relationship with its employees is satisfactory.

Legal Proceedings

         From time to time, Fidelity and Fidelity Bank are a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which they hold security interests, claims involving the making and servicing of real property loans, and other issues incident to its business. There were no lawsuits pending or known to be contemplated against Fidelity or Fidelity Bank at June 30, 2002 that would have a material effect on its financial condition, income, or operations.

Properties

         Fidelity Bank operates from its main office, ten branch offices, and a loan center located in Allegheny and Butler Counties, Pennsylvania. Upon consummation of the merger conversion, Fidelity Bank will own and operate an additional branch in Allegheny County. All offices are owned except for three branch offices and the loan center. The leases expire on various dates through fiscal 2008, with renewal options for additional years.

                                   REGULATION

         Set forth below is a brief description of certain laws relating to the regulation of Fidelity and Fidelity Bank. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of Fidelity

         General. Fidelity is a bank holding company under the Bank Holding Company Act of 1956, as amended, and is also subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System and by the Pennsylvania Department of Banking. Fidelity is also required to file annually a report of its operations with, and is subject to examination by, the Federal Reserve and the Pennsylvania Department of Banking. This regulation and oversight is generally intended to ensure that it limits its activities to those allowed by law and that we operate in a safe and sound manner without endangering the financial health of our subsidiary bank.

         Under the Bank Holding Company Act, Fidelity must obtain the prior approval of the Federal Reserve before Fidelity may acquire control of another bank or bank holding company, merge or consolidate with another bank holding company, acquire all or substantially all of the assets of another bank or bank holding company, or acquire direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, Fidelity would directly or indirectly own or control more than 5% of such shares.

         Federal statutes impose restrictions on the ability of a bank holding company and its nonbank subsidiaries to obtain extensions of credit from its subsidiary bank, on the subsidiary bank's investments in the stock or securities of the holding company, and on the subsidiary bank's taking of the holding company's stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services by the subsidiary bank.

         A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve policy that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations, or both.

         Non-Banking Activities. The business activities of Fidelity, as a bank holding company, are restricted by the Bank Holding Company Act. Under the Bank Holding Company Act and the Federal Reserve's bank holding company regulations, Fidelity may only engage in, or acquire or control voting securities or assets of a company engaged in:

o banking or managing or controlling banks and other subsidiaries authorized under the Bank Holding Company Act; and

o any non-banking activity the Federal Reserve has determined to be so closely related to banking or managing or controlling banks to be a proper incident thereto.

These include any incidental activities necessary to carry on those activities, as well as a lengthy list of activities that the Federal Reserve has determined to be so closely related to the business of banking.

         Financial Modernization. The Gramm-Leach-Bliley Act, which became effective in March 2000, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company." A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve and the Treasury Department to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well-capitalized, well-managed, and has at least a "satisfactory" CRA rating. A financial holding company must provide notice to the Federal Reserve within 30 days after commencing activities previously determined by statute or by the Federal Reserve and Department of the Treasury to be permissible. Fidelity has not submitted notice to the Federal Reserve of its intent to be deemed a financial holding company.

         Regulatory Capital Requirements. The Federal Reserve has adopted capital adequacy guidelines under which it assesses the adequacy of capital in examining and supervising a bank holding company and in analyzing applications to it under the Bank Holding Company Act. The Federal Reserve's capital adequacy guidelines are similar to those imposed on Fidelity Bank by the Federal Deposit Insurance Corporation. See "Regulation of Fidelity Bank - Regulatory Capital Requirements."

         Restrictions on Dividends. The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. Fidelity Bank has not declared or paid any dividends that have caused its retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if Fidelity Bank is in default in payment of any assessment due the Federal Deposit Insurance Corporation.

         The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the federal prompt corrective action regulations, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Regulation of Fidelity Bank

         General. As a Pennsylvania chartered savings bank with deposits insured by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation, Fidelity Bank is subject to extensive regulation and examination by the Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation, which insures its deposits to the maximum extent permitted by law. The federal and state laws and regulations applicable to banks regulate, among other things, the scope of their business, their investments, the reserves required to be kept against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. The laws and regulations governing Fidelity Bank generally have been promulgated to protect depositors and not for the purpose of protecting stockholders. This regulatory structure also gives the federal and state banking agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Pennsylvania Department of Banking, the Federal Deposit Insurance Corporation or the United States Congress, could have a material impact on Fidelity Bank and its operations.

         Federal law provides the federal banking regulators, including the Federal Deposit Insurance Corporation and the Federal Reserve, with substantial enforcement powers. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

         Pennsylvania Savings Bank Law. The Pennsylvania Banking Code contains detailed provisions governing the organization, location of offices, rights and responsibilities of trustees, officers, and employees, as well as corporate powers, savings and investment operations and other aspects of Fidelity Bank and its affairs. The code delegates extensive rule-making power and administrative discretion to the Pennsylvania Department of Banking so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

         The code also provides state-chartered savings banks with all of the powers enjoyed by federal savings and loan associations, subject to regulation by the Pennsylvania Department of Banking. The Federal Deposit Insurance Corporation Act, however, prohibits a state-chartered bank from making new investments, loans, or becoming involved in activities as principal and equity investments which are not permitted for national banks unless:

o the Federal Deposit Insurance Corporation determines the activity or investment does not pose a significant risk of loss to the Savings Association Insurance Fund; and

o    the bank meets all applicable capital requirements.

Accordingly, the additional operating authority provided to Fidelity Bank by the code is significantly restricted by the Federal Deposit Insurance Act.

         Federal Deposit Insurance. The Federal Deposit Insurance Corporation is an independent federal agency that insures the deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The Federal Deposit Insurance Corporation administers two separate insurance funds, the Bank Insurance Fund, which generally insures commercial bank and state savings bank deposits, and the Savings Association Insurance Fund, which generally insures savings association deposits. Fidelity Bank, which was previously a state savings association, remains a member of the Savings Association Insurance Fund and its deposit accounts are insured by the Federal Deposit Insurance Corporation, up to prescribed limits.

         The Federal Deposit Insurance Corporation is authorized to establish separate annual deposit insurance assessment rates for members of the Bank Insurance Fund and the Savings Association Insurance Fund, and to increase assessment rates if it determines such increases are appropriate to maintain the reserves of either insurance fund. In addition, the Federal Deposit Insurance Corporation is authorized to levy emergency special assessments on Bank
Insurance Fund and Savings Association Insurance Fund members. The Federal Deposit Insurance Corporation's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. The Federal Deposit Insurance
Corporation has set the deposit insurance assessment rates for Savings Association Insurance Fund member institutions for the second six months of 2002 at 0% to .027% of insured deposits on an annualized basis, with the assessment rate for most institutions set at 0%.

         In addition, all institutions with deposits insured by the Federal Deposit Insurance Corporation are required to pay assessments to fund interest payments on bonds issued by the Financing Corporation, an agency of the Federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. The assessment rate for 2002 is approximately .0175% of insured deposits. These assessments will continue until the Financing Corporation bonds mature in 2017.

         Regulatory Capital Requirements. The Federal Deposit Insurance Corporation has promulgated capital adequacy requirements for state-chartered banks that, like us, are not members of the Federal Reserve System. At June 30, 2002, Fidelity Bank exceeded all regulatory capital requirements and was classified as "well capitalized."

         The Federal Deposit Insurance Corporation's capital regulations establish a minimum 3% Tier 1 leverage capital requirement for the most highly rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively increases the minimum Tier 1 leverage ratio for such other banks to 4% to 5% or more. Under the Federal Deposit Insurance Corporation's regulation, the highest-rated banks are those that the Federal Deposit Insurance Corporation determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Tier 1 or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain mortgage and non-mortgage servicing assets and purchased credit card relationships.

         The Federal Deposit Insurance Corporation's regulations also require that state-chartered, non- member banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and supplementary (Tier 2) capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the Federal Deposit Insurance Corporation believes are inherent in the type of asset or item. The components of Tier 1 capital for the risk-based standards are the same as those for the leverage capital requirement. The components of supplementary (Tier 2) capital include cumulative perpetual preferred stock, mandatory subordinated debt, perpetual subordinated debt, intermediate-term preferred stock, up to 45% of unrealized gains on equity securities and a bank's allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of supplementary capital that may be included in total capital is limited to 100% of Tier 1 capital.

         A bank that has less than the minimum leverage capital requirement is subject to various capital plan and activities restriction requirements. The Federal Deposit Insurance Corporation's regulations also provide that any insured depository institution with a ratio of Tier 1 capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and could be subject to termination of deposit insurance.

         Fidelity Bank is also subject to minimum capital requirements imposed by the Pennsylvania Department of Banking on Pennsylvania-chartered depository institutions. Under the Pennsylvania Department of Banking's capital regulations, a Pennsylvania bank or savings bank must maintain a minimum leverage ratio of Tier 1 capital (as defined under the Federal Deposit Insurance Corporation's capital regulations) to total assets of 4%. In addition, the Pennsylvania Department of Banking has the supervisory discretion to require a higher leverage ratio for any institutions based on the institution's substandard performance in any of a number of areas. Fidelity Bank was in compliance with both the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking capital requirements as of June 30, 2002.

         Affiliate Transaction Restrictions. Federal laws strictly limit the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Such transactions between a subsidiary bank and its parent company or the nonbank subsidiaries of the bank holding company are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of the bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also requires that all transactions between a bank and its affiliates be on terms as favorable to the bank as transactions with non-affiliates.

         Federal Home Loan Bank System. Fidelity Bank is a member of the Federal Home Loan Bank of Pittsburgh, which is one of 12 regional Federal Home Loan Banks. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from funds deposited by member institutions and proceeds from the sale of consolidated obligations of the Federal Home Loan Bank system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of trustees of the Federal Home Loan Bank.

         As a member, Fidelity is required to purchase and maintain stock in the Federal Home Loan Bank of Pittsburgh in an amount equal to the greater of 1% of its aggregate unpaid residential mortgage loans, home purchase contracts or similar obligations at the beginning of each year or 5% of its outstanding advances from the Federal Home Loan Bank. At June 30, 2002, Fidelity Bank was in compliance with this requirement.

         Federal Reserve System. The Federal Reserve requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW accounts) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy the liquidity requirements that are imposed by the Department. At June 30, 2002, Fidelity Bank met its reserve requirements.

         Loans to One Borrower. Under Pennsylvania and federal law, savings banks have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution's capital accounts. An institution's capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. As of June 30, 2002, its loans-to-one borrower limitation was $72 million and Fidelity Bank was in compliance with such limitation.

                                    TAXATION

Federal Taxation

         Savings institutions are subject to the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. Prior to certain changes to the code in 1996, thrift institutions enjoyed a tax advantage over banks with respect to determining additions to its bad debt reserves. All thrift institutions, prior to 1996, were generally allowed a deduction for additions to a reserve for bad debts. In contrast, only "small banks," the average adjusted bases of all assets of such institution equals $500 million or less were allowed a similar deduction for additions to their bad debt reserves. In addition, while small banks were only allowed to use the experience method in determining their annual addition to a bad debt reserve, all thrift institutions generally enjoyed a choice between

o    the percentage of taxable income method; and

o the experience method, for determining the annual addition to their bad debt reserve.

This choice of methods provided a distinct advantage to thrift institutions that continually experienced little or no losses from bad debts, over small banks in a similar situation, because thrift institutions in comparison to small banks were generally allowed a greater tax deduction by using the percentage of taxable income method rather than the experience method to determine their deductible addition to their bad debt reserves.

         The code was revised in August 1996 to equalize the taxation of thrift institutions and banks, effective for taxable years beginning after 1995. All thrift institutions are now subject to the same provisions as banks with respect to deductions for bad debts. Now only thrift institutions that are treated as small banks under the code may continue to account for bad debts under the reserve method; however, such institutions may only use the experience method for determining additions to their bad debt reserve. Thrift institutions that are not treated as small banks may no longer use the reserve method to account for their bad debts but must now use the specific charge-off method.

         The revisions to the code in 1996 also provided that all thrift institutions must generally recapture any "applicable excess reserves" into their taxable income, over a six year period beginning in 1996; however, such recapture may be delayed up to two years if a thrift institution meets a residential-lending test. Generally, a thrift institution's applicable excess reserves equals the difference between

o the balance of its bad debt reserves as of the close of its taxable year beginning before January 1, 1996; and

o the balance of such reserves as of the close of its last taxable year beginning before January 1, 1988, the pre-1988 reserves.

         Fidelity Bank has excess reserves for which recapture income was required to be reported in its federal income tax return for calendar year 1996 and future years. See note 16 to Fidelity's consolidated financial statements.

         In addition, all thrift institutions must continue to keep track of their pre-1988 reserves because this amount remains subject to recapture in the future under the Code. A thrift institution such as Fidelity Bank, would generally be required to recapture into its taxable income its pre-1988 reserves in the case of certain excess distributions to, and redemptions of Fidelity Bank stockholders and in the case of a reduction in Fidelity Bank outstanding loans when comparing loans currently outstanding to loans outstanding at the end of the base year. For taxable years after 1995 through 2000, Fidelity Bank accounted for its bad debts under the reserve method. For taxable years after 2000, Fidelity Bank will account for its bad debts under the experience method, since its assets are greater than $500 million. The balance of Fidelity Bank's pre-1988 reserves equaled $3.4 million.

         Fidelity may exclude from its income 100% of dividends received from Fidelity Bank a member of the same affiliated group of corporations. A 70% dividends received deduction generally applies with respect to dividends received from corporations that are not members of such affiliated group.

         The federal income tax returns of Fidelity for the last five tax years have not been audited by the Internal Revenue Service.

State Taxation

         Fidelity Bank is subject to the Mutual Thrift Institutions Tax of the Commonwealth of Pennsylvania based on its financial net income determined in accordance with generally accepted accounting principles with certain adjustments. Fidelity Banks' tax rate under the Mutual Thrift Institution Tax is 11.5%. Interest on state and federal obligations is excluded from net income. An allocable portion of net interest expense incurred to carry the obligations is disallowed as a deduction. Three year carryforwards of losses are allowed.

         Fidelity Banks' state tax returns have not been audited for the past five years.

                             MANAGEMENT OF FIDELITY

         Fidelity's directors consist of the same individuals who serve as directors of Fidelity Bank. Its articles of incorporation and bylaws require that directors be divided into three classes, as nearly equal in number as possible. Each class of directors serves for a three-year period, with approximately one-third of the directors elected each year. Fidelity's officers will be elected annually by the board and serve at the board's discretion.

Directors and Executive Officers

         The Bylaws requires that directors be divided into three classes, as nearly equal in number as possible, each class to serve for a three year period, with approximately one-third of the directors elected each year. The Board of Directors currently consists of seven members, each of whom also serves as a director of Fidelity Savings.

         The following table sets forth information with respect to the directors and executive officers, all of whom will continue to serve in their same capacities after the conversion.


                       Age at                                            Current
                      June 30,                                 Director    Term
       Name             2002          Position                 Since(1)  Expires
--------------------  --------   --------------------------    --------  -------
J. Robert Gales          67      Director                        1984      2003
Richard G. Spencer       55      President, Chief Operating      2001      2003
                                 Officer, and Director
Joanne Ross Wilder       59      Director                        1996      2003
Robert F. Kastelic       68      Director                        1990      2004
Oliver D. Keefer         58      Director                        1987      2004
Charles E. Nettrouur     70      Director and Secretary          1987      2005
William L. Windisch      69      Chairman of the Board,          1958      2005
                                 Chief Executive officer
Michael A. Mooney        47      Executive Vice President         --        --
Lisa L. Griffith         34      Vice President and               --        --
                                 Chief Financial Officer

-----------------
(1) Refers to the year the individual directors became a director of Fidelity Bank or Fidelity.

         The business experience for the past five years of each of the directors and executive officers is as follows:

         J. Robert Gales is President and owner of J.R. Gales & Associates, a civil engineering consulting firm in Pittsburgh, Pennsylvania.

         Richard G. Spencer was appointed President and Chief Operating Officer of Fidelity and Fidelity Bank on January 1, 2001. Previous to his appointment, Mr. Spencer was Chief Financial Officer and Treasurer of Fidelity and Fidelity Bank.

         Joanne Ross Wilder is President of Wilder & Mahood, a legal services firm in Pittsburgh, Pennsylvania.

         Robert F. Kastelic is President and Chief Executive Officer of X-Mark/CDT, a precision metal manufacturer in Washington, Pennsylvania. He is also Chairman of the Board of Directors of Quasitronics Inc., an electronic and computer peripheral equipment company in Houston, Pennsylvania.

         Oliver D. Keefer is owner of Ralph E. Lane, P.C., certified public accountants in Zelienople, Pennsylvania.

         Charles E. Nettrour is President and Chief Executive Officer of Martin & Nettrour, Incorporated, an insurance brokerage and consulting firm in Pittsburgh, Pennsylvania and also of Retirement Designs Unlimited, Inc., retirement plan specialists in Pittsburgh, Pennsylvania.

         William L. Windisch is Chairman of the Board and Chief Executive Officer of Fidelity and Fidelity Bank.

         Executive Officers Who Are Not Directors

         Michael A. Mooney is the Executive Vice President of Fidelity and Fidelity Bank and the Chief Lending Officer of Fidelity Bank.

         Lisa L. Griffith is Vice President and Chief Financial Officer of Fidelity and Fidelity Bank since April 2001. Previously, Ms. Griffith was Senior Assistant Vice President/Audit Manager of Parkvale Bank from January 2000 to March 2001 and was Vice President and Controller of Fidelity Bank from October 1996 to December 1999. Ms. Griffith is a C.P.A.

Meetings and Committees of the Board of Directors

         The board of directors conducts its business through meetings of the board and through activities of its committees. During the fiscal year ended September 30, 2001, the Board of Directors held a total of 13 meetings. No director attended fewer than 75% of the total meetings of the Board of Directors and committees during the period of his service. In addition to other committees, as of September 30, 2001, Fidelity had a Nominating Committee, a Compensation Committee, and an Audit Committee.

         The Nominating Committee consists of the Board of Directors of Fidelity. Nominations to the Board of Directors made by stockholders must be made in writing to the Secretary and received by Fidelity not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. Notice to Fidelity of such nominations must include certain information required pursuant to the Articles of Incorporation. The Nominating Committee, which is not a standing committee, met once during the 2001 fiscal year.

         The Compensation Committee is comprised of directors Gales, Kastelic, Keefer, Nettrour and Wilder. This standing committee has the responsibility of reviewing the compensation paid by Fidelity and Fidelity Bank. The Committee met twice during the 2001 fiscal year.

         The Audit Committee is comprised of the non-employee directors Gales, Kastelic, Keefer, Nettrour, and Wilder. The Board of Directors has determined that each of the members of the Audit Committee is independent in accordance with the Nasdaq Stock Market. The Board of Directors have adopted a written audit charter. The Audit Committee is a standing committee and reviews the records and affairs of Fidelity and Fidelity Bank to determine its financial condition, reviews with management and the independent auditors the systems of internal control, and monitors their adherence in accounting and financial reporting to generally accepted accounting principles. The Audit Committee met three times during the 2001 fiscal year.

Director Compensation

         Except for Messrs. Windisch and Spencer, directors of Fidelity receive an annual stipend of $11,500 per year without regard to attendance at meetings. No fees are paid by Fidelity for attending its Board or Committee meetings, although such meetings are generally held in conjunction with comparable meetings of Fidelity Bank for which fees are paid. Directors of Fidelity Bank receive $325 for each regular or special Board meeting attended, $325 for its first committee meeting attended on any date, $150 for any subsequent committee meeting held on the same date, and $125 for any telephone committee meeting. As salaried employees, Messrs. Windisch and Spencer received no director's fees. For the fiscal year ended September 30, 2001, Fidelity paid a total of approximately $97,000 in directors' fees.

         Under the terms of the 1998 Stock Compensation Program an aggregate of 17,149 of authorized but unissued shares (as adjusted for the 10% stock dividend paid in November 2000) were reserved for future issue to non-employee directors. In the fiscal year ended September 30, 2001, each non-employee director received options to purchase 1,350 shares of common stock from the reserved shares under this program.

         Under the 2000 Stock Compensation Plan an aggregate of 21,000 of authorized but unissued shares were reserved for future issue to non-employee directors. In the fiscal year ended September 30, 2001, each non-employee director received options to purchase 950 shares of common stock from the reserved shares under this program.

Executive Compensation

         Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to the named executive officers of Fidelity for each of three years ended September 30, 2001. No other executive officer of Fidelity had a salary and bonus during such periods that exceeded $100,000 for services rendered in all capacities to Fidelity Bank or Fidelity in the aggregate.

                                        SUMMARY OF COMPENSATION TABLE
                                                                     Long Term
                                                                    Compensation
                                            Annual Compensation        Awards
                                          -----------------------   --------------
                                                                    Securities           All
                                                                    Underlying          Other
Name & Principal Position          Year   Salary($)(1)   Bonus($)   Options (#)(2)   Compensation($)
-------------------------          ----   ------------   --------   --------------   ---------------
William L. Windisch                2001   165,423        42,130          3,000          96,699(3)
Chairman and Chief Executive       2000   158,808        43,417          3,300          88,660
Officer                            1999   159,423        31,847          4,125          85,087

Richard G. Spencer                 2001   111,638        28,087          2,500          21,641(4)
President and Chief Operating      2000    98,285        28,945          2,750          19,273
Officer                            1999    96,839        21,231          2,750          19,877

Michael A. Mooney                  2001   104,715        28,087          2,500          18,600(5)
Executive Vice President and       2000    98,285        28,945          2,750          16,434
Chief Lending Officer              1999    96,839        21,231          2,750          17,201

---------------------
(1) Includes amounts deferred pursuant to the Fidelity Bank's Thrift Plan which allows employees to defer up to 15% of their compensation, up to the maximum established by law.

(2)  See " -- Stock Awards".
(3) Consists of matching contributions by Fidelity Bank of $4,963 pursuant to the Fidelity Bank's Thrift Plan, the value of 476 shares of stock at a cost of $5.53 allocated under the employee stock ownership plan, accrued benefit of $86,520 under the Salary Continuation Plan and $2,584 relating to the premium expense of the life insurance policy under the Group Term Replacement Plan. As of September 30, 2001, the employee stock ownership plan shares had a fair value of $7,176.
(4) Consists of matching contributions by Fidelity Bank of $3,349 to Fidelity Bank's Thrift Plan, the value of 352 shares of stock at a cost of $5.53 per share allocated under the employee stock ownership plan, accrued benefit of $16,026 under the Salary Continuation Plan and $319 relating to the premium expense of the life insurance policy under the Group Term Replacement Plan. As of September 30, 2001, the employee stock ownership plan shares had a fair value of $5,309.
(5) Consists of matching contributions by Fidelity Bank of $2,319 pursuant to the Fidelity Bank's Thrift Plan, the value of 352 shares of stock at a cost of $5.53 per share allocated under the employee stock ownership plan, accrued benefit of $14,153 under the Salary Continuation Plan and $182 relating to the premium expense of the life insurance policy under the Group Term Replacement Plan. As of September 30, 2001, the employee stock ownership plan shares had a fair value of $5,309.

Employment Agreements

         Employment Agreements. Fidelity Bank entered into employment agreements with the named executive officers. The employment agreements provide for a term of three years. The agreements may be terminable by it for "just cause" as defined in the agreement. If it terminates an officer without just cause, the officer will be entitled to a continuation of his salary from the date of termination through the remaining term of the agreement, but in no event for a period of less than one year. The employment agreements contain a provision stating that in the event of involuntary termination of employment in connection with, or within one year after, any change in control of Fidelity Bank, each officer will be paid in a lump sum an amount equal to 2.99 times his average taxable compensation paid during the five prior calendar years. In the event of a change in control of Fidelity, at September 30, 2001, Messrs. Windisch, Spencer, and Mooney would currently be entitled to an aggregate lump sum payment of approximately $537,000, $326,000 and $325,000, respectively.

Benefit Plans

         The Group Term Replacement Plan is a plan where Fidelity Bank applies for and owns a life insurance policy on the life of the employee. By way of a separate split dollar agreement, the policy interests are divided between Fidelity Bank and the employee. Fidelity Bank owns the policy cash surrender value, including the accumulated policy earnings, and the policy death benefits over and above the cash surrender value are endorsed to the employee and his or her beneficiary. For the year ended September 30, 2001, Messrs. Windisch, Spencer and Mooney had compensation of $2,584, $319, and $182, respectively, related to expenses of such death benefits insurance.

         The Salary Continuation Plan is a non-qualified executive benefit plan where Fidelity Bank agrees to pay the executive additional benefits in the future, usually at retirement, for a period of 15 years. For the year ended September 30, 2001, Messrs. Windisch, Spencer and Mooney had an accrued plan benefit of $292,258, $54,135 and $47,807, respectively, and such benefits under the plan were vested for Mr. Windisch and not vested for Messrs. Spencer and Mooney.

Stock Awards

         The following tables set forth information concerning options granted to the named executives and held by them as of September 30, 2001. Fidelity has not granted to the named executive officers any stock appreciation rights.

                                                OPTION GRANTS TABLE

                                         Option Grants in Last Fiscal Year
                        --------------------------------------------------------------
                                                                                         Potential Realizable
                                                                                           Value at Assumed
                                                                                        Annual Rates of Stock
                                                                                        Price Appreciation for
                                      Individual Grants                                      Option Term
--------------------------------------------------------------------------------------  -----------------------
                          Number of        % of Total
                         Securities          Option
                         Underlying        Granted to       Exercise or
                           Option         Employees in       Base Price    Expiration
        Name             Granted (#)       Fiscal Year        ($/Sh)(1)       Date        5% ($)       10% ($)
--------------------     -----------       -----------        ---------    -----------    ------       -------
William L. Windisch        3,000            10.60%            $10.88        12/31/2010    41,040       $84,690
Richard G. Spencer         2,500             8.83%             10.88        12/31/2010    34,200        70,575
Michael A. Mooney          2,500             8.83%             10.88        12/31/2010    34,200        70,575

----------------
(1) The amounts represent certain assumed rates of appreciation only over 10 year period. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the future performance of the common stock and overall stock market conditions. There can be no assurance that the amount reflected in the table will be achieved. The values in the table are based upon the exercise price of $10.88 and the closing price of $15.08 at September 30, 2001.

                                             OPTION EXERCISES AND YEAR END VALUE TABLE

                             Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
                             ------------------------------------------------------------------------
                                                                            Number of Securities
                                                                           Underlying Unexercised       Value of Unexercised In-
                                                                                   Option                   The-Money Option
                           Shares Acquired                                      at FY-End (#)               at FY-End (2)($)
        Name                 on Exercise       Value Realized ($)(1)      Exercisable/Unexercisable     Exercisable/Unexercisable
----------------------     ---------------     ---------------------      -------------------------     -------------------------
William L. Windisch            1,262                6,707                     33,603 / --                  122,547 / --
Richard G. Spencer               816                4,530                     29,478 / --                  107,098 / --
Michael A. Mooney                734                3,962                     29,187 / --                  105,160 / --

----------------------
(1) Market value of the underlying securities at the date of exercise minus the exercise price, multiplied by the number of underlying securities.
(2) Market value of the underlying securities at year-end minus the exercise price, multiplied by the number of underlying securities.


Compensation Committee Interlocks and Insider Participation

         Fidelity's compensation committee consists of Directors Gales, Kastelic, Keefer, Nettrour, and Wilder, with Director Nettrour acting as Chairman. This committee also serves as the compensation committee for Fidelity Bank. Members of the committee are non-employee directors of Fidelity. The committee met once during the fiscal year to review the performance of Fidelity Bank's officers and employees, and to recommend compensation programs and salary actions for Fidelity Bank and its personnel.

Certain Relationships and Related Transactions

         Fidelity Bank offers loans to its directors, officers and employees. However, all of such loans are made in the ordinary course of business, are made on substantially the same terms, including interest rates, collateral and application fees, as those prevailing at the time for comparable transactions with non-affiliated persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Beneficial Ownership of Fidelity's Common Stock

         The following table sets forth, as of September 25, 2002, persons or groups who own more than 5% of Fidelity's common stock, the ownership of each director and each executive officer, and by all directors and executive officers as a group. The business address of Fidelity Bank's Employee Stock Ownership Plan and each of the directors and executive officers is 1009 Perry Highway, Pittsburgh, Pennsylvania.

                                       Number of Shares Owned and   Percent of Shares
Name and Address                          Nature of Beneficial      of Common Stock
of Beneficial Owners                           Ownership              Outstanding
--------------------                   --------------------------   -----------------

Banc Fund III, L.P.                              148,599(1)                6.4
Bank Fund III Trust
Banc Fund IV L.P.
Banc Fund V L.P.
208 South LaSalle Street
Chicago, IL 60604

Fidelity Bank PaSB Employee Stock
Ownership Plan                                   185,935(2)               8.01

Directors:
J. Robert Gates                                  103,178(3)               4.42
Richard G. Spencer                                61,953(4)               2.63
Joanne Ross Wilder                                 4,280(3)(6)             *
Robert F. Kastelic                                22,021(3)(6)             *
Oliver D. Keefer                                  51,767(3)               2.21
Charles E. Nettrour                               83,177(3)(5)(6)         3.56
William F. Windisch                              130,666(3)               5.57

Executive Officers Who Are Not
Directors:
Michael A. Money                                  45,508(3)               1.93
Lisa L. Griffith                                   3,164(3)                *

Total shares beneficially owned by
all directors and executive officers
as a group (9 persons)                             505,714               20.26

--------------------
(1) The information is derived from a Schedule 13G filed February 14, 2002, by Banc Fund III L.P., Bank Fund III Trust, Banc Fund IV L.P., and Banc Fund V L.P. (collectively, "the Reporting Persons"), which stated that Banc Fund IV L.P. has sole voting power with respect to 81,706 shares, and Banc Fund V L.P. has sole voting power with respect to 66,893 shares. The Schedule 13G also stated that Charles J. Moore as investment manager for Banc Fund III, L.P., Bank Fund III Trust, Banc Fund IV L.P. and Banc Fund V L.P. has voting and dispositive power over the shares held by each of the Reporting Persons.
(2) Pursuant to a Schedule 13G filed by Fidelity on behalf of three non-employee directors who are the trustees of Fidelity Bank, PaSB Employee Stock Ownership Plan, which has shared voting and dispositive power over 185,935 shares of common stock. The Board of Directors has appointed a committee consisting of non-employee Directors Joanne Ross Wilder, Charles
     E. Nettrour, and Robert F. Kastelic to serve as the Employee Stock Ownership Plan administrative committee and to serve as the Employee Stock Ownership Plan trustees. The Employee Stock Ownership Plan Committee or the Board instructs the Employee Stock Ownership Plan trustees regarding investment of Employee Stock Ownership Plan assets. The Employee Stock Ownership Plan trustees must vote all shares allocated to participant accounts under the Employee Stock Ownership Plan as directed by participants. Unallocated shares and shares for which no timely voting direction is received, will be voted by the Employee Stock Ownership Plan trustees as directed by the Employee Stock Ownership Plan committee. As of June 30, 2002, 176,757 shares have been allocated under the Employee Stock Ownership Plan.

(footnotes continue on next page)

(3) Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares. Includes shares of Common Stock which may be acquired within 60 days pursuant to the exercise of outstanding stock options. The amounts of such shares included above are as follows: Charles E. Nettrour 19,460, William L. Windisch 27,730, J. Robert Gales 17,174, Richard G. Spencer 36,273, Joanne Ross Wilder 2,436, Robert
     F. Kastelic 19,460, Oliver D. Keefer 19,460, and Michael A. Mooney 34,853. Ms. Griffith's shares include no options.
(4) Includes 9,363 shares owned jointly with Mr. Spencer's wife and 406 shares owned by Mr. Spencer's minor children.
(5) Includes 22,151 shares of Common Stock owned jointly with Mr. Windisch's wife and 25,104 shares owned solely by Mr. Windisch's wife.
(6) Excludes 185,935 shares held under the ESOP for which such individuals serve as a member of the ESOP trust or as plan administrator. Such individuals disclaim beneficial ownership with respect to shares held in a fiduciary capacity.
(*)  Less than 1% of the Common Stock outstanding.

             FIRST PENNSYLVANIA MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with First Pennsylvania's Selected Financial Highlights, Selected Financial Ratios, and the Financial Statements and related notes appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements as a result of certain factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus.

Forward-Looking Statements

         This prospectus contains forward-looking statements that are based on assumptions and describe future plans, strategies, and expectations of First Pennsylvania. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. First Pennsylvania's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of First Pennsylvania include, but are not limited to examination by its regulators, the Office of Thrift Supervision and the Department of Banking, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan and investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in its market area, and changes in relevant accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Overview

         In conjunction with a routine regulatory examination by the Office of Thrift Supervision, First Pennsylvania was deemed to be in a "troubled condition," due to, among other things, its continued operating losses, high percentage of borrowings to its balance sheet size, and adverse interest risk exposure. As a consequence of its troubled condition, the Office of Thrift Supervision prohibited First Pennsylvania, among other things, to increase its asset size and is it not allowed to engage in the trading of securities. Because of its troubled condition and limited financial resources, continued net operating losses will adversely affect First Pennsylvania's financial condition, liquidity and results of operations. At June 30, 2002, and December 31, 2001, total assets were $26.7 million and $27.0 million, respectively. For the six months ended June 30, 2002, First Pennsylvania recognized a net loss of $197,000 as compared to net income of $6,000 for the year ended December 31, 2001. First Pennsylvania has reported net losses since the first calendar quarter of fiscal 2002 and continues to report a net loss each month.

Analysis of Net Interest Income

         First Pennsylvania's earnings have historically been most significantly affected by its net interest income, which is the difference between interest income earned on its loans and investments ("interest- earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by (a) the difference between rates of interest earned on its interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and (b) the relative amounts of its interest-earning assets and interest-bearing liabilities.

Management of Interest Rate Risk and Market Risk

         Qualitative Analysis - Because the majority of First Pennsylvania's assets and liabilities are sensitive to changes in interest rates, its most significant form of market risk is interest rate risk, or changes in interest rates. First Pennsylvania is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of First Pennsylvania have historically emphasized the origination of long-term, fixed rate loans secured by single-family residences. First Pennsylvania's primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earnings assets is generally beneficial to net interest income during a period of declining interest rates, this type of an asset/liability mismatch is generally detrimental during periods of rising interest rates.

         The Board of Directors has established an asset/liability committee, which consists of First Pennsylvania's president, managing officer and internal accountant. The committee meets periodically to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other assets and liability management topics.

         To reduce the effect of interest rate changes on net interest income, First Pennsylvania has adopted various strategies to enable it to improve the matching of interest-earning asset maturities to interest- bearing liability maturities. The main elements of these strategies include seeking to:

          (1) originate loans with adjustable rate features or fixed rate loans with short maturities;

          (2) lengthen the maturities of its liabilities when it would be cost effective through the utilization of Federal Home Loan Bank advances;

          (3) maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

         Quantitative Analysis - Exposure to interest rate risk is actively monitored by management. First Pennsylvania's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. First Pennsylvania uses the Office of Thrift Supervision, the OTS, Net Portfolio Value Model, referred throughout this discussion as NPV, to monitor its exposure to interest rate risk which calculates changes in net portfolio value. Reports generated from assumptions provided and modified by management are reviewed by the
Asset/Liability Management Committee and reported to the Board of Directors quarterly. The Interest Rate Sensitivity of the Net Portfolio Value Report shows the degree to which balance sheet line items and net portfolio value are potentially affected by a 100 to 300 basis point (1/100th of a percentage point) upward and downward shift (shock) in the Treasury yield curve.

         The following table presents First Pennsylvania's NPV as of June 30, 2002. The NPV was calculated by the OTS, based on information provided by First Pennsylvania.


              (Net Portfolio Value ("NPV")   NPV as % of Present Value of Assets
              ----------------------------   -----------------------------------
Change                                                           Basis Point
In Rates (1)  $ Amount  $ Change % Change        NPV Ratio       Change
------------- --------  -------- --------        ---------       -----------
                             (Dollars in thousands)

  +300 bp      1,235       82        7%            4.65%          46 bp
  +200 bp      1,297      143       12%            4.83%          63 bp
  +100 bp      1,290      137       12%            4.74%          55 bp
     0 bp      1,154       --        --            4.20%           --
  -100 bp        738     -416      -36%            2.67%         -152 bp


(1) The -200 bp and -300 bp scenarios are not shown due to abnormally low prevailing interest rate environment.

         Future interest rates or their effect on NPV or net interest income are not predictable. Nevertheless, First Pennsylvania's management does not expect current interest rates to have a material adverse effect on First Pennsylvania's NPV or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in this type of computation. Although certain assets and liabilities may have similar maturity of periods or repricing, they may react at different times and in different degrees to changes in the market interest rates. The interest rate on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while rates on other types of assets and liabilities may lag behind changes in market interest rates. Certain assets, such as adjustable rate mortgages, generally have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result as the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Comparison of Financial Condition at June 30, 2002 and December 31, 2001

         Assets - Total assets decreased slightly from $27.0 million at December 31, 2001 to $26.7 million at June 30, 2002. However, the composition of the assets changed significantly from December 31, 2001 to June 30, 2002. Investment and mortgage-backed securities were sold and converted to cash. Combined, investment and mortgage-backed securities decreased $9.4 million from $16.3 million at December 31, 2001 to $6.9 million at June 30, 2002, whereas cash and cash equivalents increased $9.0 million from $3.0 million at December 31, 2001 to $12.0 million at June 30, 2002. There was no material change in any of the other asset categories.

         Liabilities - There was substantially no change in the liabilities and their composition from December 31, 2001 to June 30, 2002. It is contemplated that prior to closing the merger with Fidelity Bank, First Pennsylvania will pay off approximately $12.1 million in Federal Home Loan Bank advances and incur an estimated prepayment penalty of $1.3 million.

         Equity - The decrease of $331,000 in First Pennsylvania's equity reflects the $197,000 loss for the six months ended June 30, 2002 and a $134,000 decrease in unrealized gains/losses in investments available for sale, net of tax.

Liquidity and Capital Resources

         First Pennsylvania maintains liquid assets at levels it considers adequate to meet its liquidity needs. The liquidity of a savings institution reflects its ability to provide funds to meet loan requests, accommodate possible outflows in deposits, fund current and planned expenditures and take advantage of interest rate market opportunities in connection with asset and liability management objectives. Funding of loan requests, providing for liability outflows and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. Savings institution liquidity is normally considered in terms of the nature and mix of the savings institution's sources and uses of funds.

         First Pennsylvania's primary sources of liquidity are deposits, FHLB advances, scheduled amortization and prepayment of loans and mortgage-backed securities and maturities and calls of investment securities. In addition, First Pennsylvania invests excess funds in short-term investments, both interest-earning and non-interest earning, which provide liquidity. First Pennsylvania's cash and cash equivalents, defined as cash and deposits in other financial institutions with original maturities of three months or less, totaled approximately $11.9 million at June 30, 2002. To a lesser extent, the earnings and funds provided from First Pennsylvania's operations are a source of liquidity.

         For the six months ended June 30, 2002, purchases of available-for-sale securities totaled $8.1 million, proceeds from sales, maturities and calls of available-for-sale securities totaled $14.3 million and proceeds from principal repayments of mortgage-backed securities available-for-sale totaled approximately $3.0 million. First Pennsylvania's available-for-sale securities portfolio totaled approximately $6.9 million at June 30, 2002.

         Loan originations, net of principal repayments on loans, totaled approximately $160,000 for six months ended June 30, 2002.

         First Pennsylvania sets the interest rates on its deposits to maintain a desired level of total deposits. For the six months ended June 30, 2002, First Pennsylvania experienced a net increase in deposits of approximately $93,000 as compared to a net increase of approximately $559,000 during the prior year. At June 30, 2002, certificates of deposit of $100,000 or more scheduled to mature in less than one year totaled 1,018,000. Based on prior experience, management believes that a significant portion of such deposits will remain with First Pennsylvania on maturity, although there can be no assurance that this will be the case. In addition, the cost of such deposits may be significantly higher upon renewal in a rising interest rate environment.

         Liquidity management is both a daily and long-term function of business management. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. If First Pennsylvania requires funds beyond its ability to generate them internally, it has the ability to obtain advances from the Federal Home Loan Bank of Pittsburgh, which provides an additional source of funds. See "Business of First Pennsylvania - Source of Funds - Borrowings" on page 125.

         The total amount of First Pennsylvania's commitments to extend credit for mortgage and consumer loans as of June 30, 2002 was approximately $494,000, excluding commitments on lines of credit, which totaled approximately $250,000.

         Significant cash flows were as follows for the six months ended June 30, 2002:


                                                           (In thousands)
Cash provided by operations                                   $  (112)
Net loan originations                                            (160)
Sales and redemptions of investment securities                 17,296
Purchases of investment securities                             (8,130)
Net decrease in FHLB advances                                     (16)
Net increase in deposits                                           93
Other - net                                                         4
                                                              -------
Net increase in cash and cash equivalents                     $ 8,975
                                                              =======


         For additional information about cash flows from First Pennsylvania's operating, financing and investing activities, see the Statements of Cash Flows included in the Financial Statements at Page G-5.

Comparison of Operating Results for the Six Months ended June 30, 2002 and 2001.

         Net Income - Net income (loss) decreased $211,000 from $14,000 for the six months ended June 30, 2001 to a net loss of $197,000 for the six months ended June 30, 2002. The decrease in net income was a result of a $105,000 decrease in net interest income and a $164,000 decrease in non-interest income partially offset by an $11,000 reduction in the provision for loan losses, a $45,000 decrease in non-interest expense and a $2,000 decrease in income tax expense.

         Net Interest Income - Net interest income decreased by $105,000, or 42.8% in 2002 compared to 2001. Interest income decreased $149,000, whereas interest expense decreased by $44,000.

         Interest Income - Total interest income decreased $149,000, or 16.8% in 2002 compared to 2001 as a result of a 139 basis point decrease in the average interest rate earned on interest-earning assets, partially offset by a $1.0 million increase in the average balance of interest-earning assets. Interest income on loans increased by $1,000 to $265,000 for 2002 from $264,000 for 2001, due to a $392,000 increase in the average balance of loans, offset by a 45 basis point decrease in the average yield on loans. Interest income on investment securities decreased by $150,000 due to a decrease of 173 basis points in the average interest rates earned from 6.56% for 2001 to 4.83% for 2002, partially offset by increases in the average balance of investment securities from $19.0 million for 2001 to $19.6 million for 2002. See "Average Balance Sheet and Analysis of Net Interest Income" on page 111.

         Interest Expense - Total interest expense decreased by $45,000 to $597,000 in 2002 as compared to $642,000 for 2001, primarily as a result of a 54 basis point decrease in the average rates paid on interest-bearing liabilities to 4.78% for 2002 compared to 5.32% for 2001. The decrease in rates paid on interest-bearing liabilities reflects market rates. The decrease in interest expense was partially offset by an $856,000 increase in the average balance of interest-bearing liabilities from $24.1 million for 2001 to $25.0 million for 2002. See "Average Balance Sheet and Analysis of Net Interest Income" on page 111.

         Provision for Loan Losses - First Pennsylvania maintains an allowance for loan losses through provisions for loan losses, which are charged to operations. The provision is made to adjust the total allowance for loan losses to an amount that represents management's best estimate of losses inherent in the loan portfolio at the balance sheet date that are both probable and reasonably estimable. In determining the amount of the allowance for loan losses, management considers factors such as its internal analysis of credit quality, general levels of loan delinquencies, collateral values, First Pennsylvania's historical loan loss experience, changes in loan concentrations by loan category, peer group information and economic and market trends. The provision established each quarter for loan losses reflects management's assessment of these factors in relation to the allowance at such time.

         The provision for loan losses decreased $11,000 to $0 for 2002 from $11,000 for 2001. First Pennsylvania had no net charge-offs for 2002 compared to net recoveries of $9,000 for 2001.

         The allowance for loan losses stood at $41,000 at June 30, 2002 compared to $40,000 at June 30, 2001. Management allocates the allowance to various categories based on the inherent losses in the loan portfolio that are both probable and reasonably estimatible at the date of the financial statements of each loan category. The allocation did not change materially from June 30, 2001 to June 30, 2002.

         Noninterest Income - Noninterest income decreased $164,000 from $95,000 for 2001 to $(69,000) for 2002. Noninterest income for 2001 includes $87,000 from gains on sales of investment securities, whereas 2002 includes $77,000 of losses from investment sales. The losses in 2002 resulted from the planned liquidation of the investment securities portfolio in anticipation of the pending merger with Fidelity Bank. Service charges and other fee income did not change from 2001 to 2002.

         Noninterest Expense - Noninterest expense decreased $45,000 to $268,000 for 2002 from $313,000 for 2001. The decrease was mainly attributable to a $38,000 decrease in compensation and benefits resulting from the retirement of one employee whose position was not replaced.

         Income Tax Expense - Provision for income taxes was $0 for 2002 and $2,000 for 2001. No income tax expense was recorded for 2002 due to the net loss for the period. Additionally, no tax benefit was recorded for the Federal and State net operating losses in accordance with SFAS No. 109. See First Pennsylvania's notes to the financial statements for further information.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000.

         Net Income - Net income decreased $2,000 from $7,000 in 2000 to $5,000 in 2001. The variances in the components of net income are discussed below.

         Net Interest Income - Net interest income decreased $153,000, or 27.2%, in 2002 compared to 2001. Interest income decreased $20,000, whereas interest expense increased $133,000.

         Interest Income - Total interest income decreased $20,000, or 1.2% in 2001 compared to 2000, as a result of a 69 basis point decrease in the average interest rate earned on interest earning assets, partially offset by a $2.2 million increase in the average balance of interest earning assets. Interest income on loans increased $13,000 to $534,000 for 2001 from $521,000 for 2000 due to a $215,000 increase in the average balance of loans, offset by a 7 basis point decrease in the average yield on loans. Interest income on investment securities decreased by $33,000 due to a decrease of 86 basis points in the average interest rates earned from 6.74% for 2000 to 5.88% for 2001, partially offset by increases in the average balance of investment securities from $17.6 million for 2000 to $19.7 million for 2001. See "Average Balance Sheet and Analysis of Net Interests Income" on page 111.

         Interest Expense - Total interest expense increased $133,000 to $1.28 million in 2001 as compared to $1.15 million for 2000, as a result of a 17 basis point increase in the average rates paid on interest-bearing liabilities to 5.17% for 2001 compared to 5.00% for 2000. The increase in interest expense was also affected by a $1.8 million increase in the average balance of interest-bearing liabilities from $22.9 million for 2000 to $24.7 million for 2001. See "Average Balance Sheet and Analysis of Net Income" on page 111.

         Provision for Loan Losses - The provision for loan losses increased $9,000 from $3,000 in 2000 as compared to $12,000 for 2001. First Pennsylvania had net recoveries of $8,000 in 2001 and net charge- offs of $6,000 for 2000.

         The allowance for loan losses stood at $41,000 at December 31, 2001 compared to $20,000 at December 31, 2000.

         Noninterest Income - Noninterest income increased $170,000 from $15,000 for 2000 to $185,000 for 2001. Noninterest income for 2001 includes $165,000 from gains on sales of investment securities and other real estate as compared to $2,000 in gains in 2000. Service charges and other fees increased $7,000 from $13,000 in 2000 to $20,000 for 2001.

         Noninterest Expense - Noninterest expense increased $8,000 to $576,000 for 2001 from $568,000 for 2000. The increase resulted from ordinary increases in operating expenses other than compensation and benefits of $28,000, offset by a $20,000 decrease in compensation in benefits as a result of a retirement of one employee whose position was not replaced.

         Income Tax Expense - Provision for income taxes increased by $2,000 for 2001 compared to 2000.

Impact of Inflation and Changing Prices

         The financial statements and accompanying notes presented elsewhere in this Prospectus have been prepared in accordance with GAAP, which generally requires the measurement of financial position and operating results in term of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of First Pennsylvania's operations. As a result, interest rates have a greater impact on First Pennsylvania's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction, or to the same extend, as prices of goods and services.

Average Balance Sheet and Analysis of Net Interest Earnings

         The following table sets forth certain information relating to the Association at and for the periods indicated. The average yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

                     At June 30,            Six Months Ended June 30,                         Year Ended December 31,
                   ------------   -----------------------------------------------   ------------------------------------------------
                       2002                 2002                     2001                     2001                    2000
                   ------------   ----------------------   ----------------------   ----------------------   -----------------------
                                                   Average                  Average                  Average                 Average
                          Yield/  Average          Yield/  Average          Yield/  Average          Yield/  Average          Yield/
                   Balance Cost   Balance Interest  Cost   Balance Interest  Cost   Balance Interest  Cost   Balance Interest  Cost
                   ------- ----   ------- --------  ----   ------- --------  ----   ------- --------  ----   ------- --------  ----
                                                                          (Dollars in thousands)
Interest-
earning
assets:
 Loans
   receivable,
   net(1)..........$ 6,868 7.72%  $ 6,727   $265    7.88% $ 6,335      $264  8.33% $ 6,516  $  534    8.20%  $ 6,301   $  521  8.27%
 Investment
   securities(2)... 19,347 4.88    19,605    473    4.83   18,991       623  6.56   19,655   1,155    5.88    17,635    1,188  6.74
                   ------- ----   -------   ----    ----  -------      ----  ----  -------  ------    ----   -------   ------  ----
    Total
      interest-
      earning
      assets....... 26,215 5.64    26,332   $738    5.61   25,326      $887  7.00   26,171  $1,689    6.45    23,936   $1,709  7.14
                   ------- ----   -------   ----    ----  -------      ----  ----  -------  ------    ----   -------   ------  ----

Non-interest-
  earning
  assets...........    483            541                     600                      543                       663
                   -------        -------                 -------                  -------                   -------
    Total assets...$26,698        $26,873                 $25,926                  $26,714                   $24,599
                   =======        =======                 =======                  =======                   =======

Interest-bearing
liabilities:
  NOW accounts.....$ 1,206 1.82%  $ 1,262   $ 11   1.74%  $ 1,183      $ 14  2.37% $ 1,220  $   29    2.38%  $ 1,097   $   27  2.46%
  Savings
    accounts.......  4,667 2.66     4,633     61    2.63    4,708        64  2.72    4,566     130    2.85     5,034      144  2.86
  Certificates
    of deposit.....  7,017 4.24     6,924    149    4.30    6,662       187  5.61    6,785     361    5.32     6,631      344  5.19
  FHLB advances.... 12,141 6.20    12,156    376    6.19   11,566       377  6.52   12,171     760    6.24    10,156      632  6.22
                   ------- ----   -------   ----    ----  -------      ----  ----  -------  ------    ----   -------   ------  ----
    Total
      interest-
      bearing
      liabilities.. 25,031 4.78    24,975   $597    4.78   24,119      $642  5.32   24,742  $1,280    5.17    22,918   $1,147  5.00
                           ----             ----    ----               ----  ----           ------    ----             ------  ----
Non-interest
  bearing
  liabilities......     85            115                      97                      125                        95
                   -------        -------                 -------                  -------                   -------
 Total liabilities. 25,116         25,090                  24,216                   24,867                    23,013
Retained earnings..  1,582          1,783                   1,710                    1,847                     1,586
                   -------        -------                 -------                  -------                   -------
    Total
      liabilities
      and retained
      earnings.....$26,698        $26,873                 $25,926                  $26,714                   $24,599
                   =======        =======                 =======                  =======                   =======
Net interest
  income...........                         $141                       $245                 $  409                    $   562
                                            ====                       ====                 ======                    =======
Interest rate
  spread(3)........                                 0.82%                    1.68%                    1.28%                    2.14%
                                                  ======                   ======                   ======                   ======
Net yield on
    interest-
    earning
    assets(4)......                                 1.07%                    1.93%                    1.56%                    2.35%
                                                  ======                   ======                   ======                   ======
Ratio of average
  interest-
    earning
    assets to
    average
    interest-
    bearing
    liabilities....                               105.43%                  105.00%                  105.78%                  104.44%
                                                  ======                   ======                   ======                   ======

---------------------
(1)  Non-accruing loans have been included in loans receivable.
(2) Includes government securities, mortgage-backed securities, corporate bonds, interest-bearing deposits in other banks, interest-bearing cash, and Federal Home Loan Bank stock.
(3) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

                         BUSINESS OF FIRST PENNSYLVANIA

         First Pennsylvania is a Pennsylvania chartered mutual savings association located in Allegheny County, Pennsylvania. Upon consummation of the merger conversion, First Pennsylvania will merge with and into Fidelity Bank and will cease to exist. At June 30, 2002, First Pennsylvania had total assets of $26.7 million, of which primarily consisted of $11.9 million in cash and cash equivalents, $6.9 in loans receiveable, net and $6.9 in securities available for sale. Additionally, at June 30, 2002, deposits totalled $12.9 million, Federal Home Loan Bank advances totaled $12.1 million and equity totalled $1.6 million.

Lending Activities

         Most of First Pennsylvania loans are secured by one-to-four family residences. It also makes home equity and second mortgage loans and to a lesser extent consumer loans and business lines of credit. The majority of its loans that are originated have fixed rates of interest for the term of the loan. The following table sets forth the composition of the First Pennsylvania's loan portfolio in dollar amounts and in percentages of the respective portfolios at the dates indicated.

                                                 At June 30,                        At December 31,
                                              ------------------       ---------------------------------------
                                                    2002                       2001                2000
                                              ------------------       ----------------      -----------------
                                                 $         %               $        %           $         %
                                              ------     -----          ------    -----      ------     -----
                                                                                 (Dollars in thousands)
Types of Loans:
    First mortgage loans:
      Secured by 1-4 family residence.......  $3,246     43.81%         $3,573    48.58%     $3,661     52.84
      Secured by other properties...........   1,128      15.22            887     12.06        709     10.23
      Construction loans....................     815      11.00            738     10.03        711     10.26
                                              ------                    ------               ------
                                               5,189                     5,198                5,081
    Home equity and second mortgage.........   1,271      17.15          1,359     18.48      1,129     16.29
    Business Lines of Credit:
        Secured............................       73       0.99             75      1.02         63      0.91
        Unsecured..........................       49       0.66             48      0.65         59      0.85
    Consumer Loans:
        Secured............................      614       8.29            470      6.39        458      6.61
        Unsecured..........................       31       0.42             30      0.41         36      0.52
        Share loans........................      182       2.46            175      2.38        103      1.49
                                              ------     ------         ------    ------     ------    ------
             Total loans....................   7,409     100.00%         7,355    100.00%     6,929    100.00%
                                                         ======                   ======               ======
    Less:
        Undisbursed portions of
            construction loans..............     494                       601                  578
        Net deferred loan origination fees..       6                         6                    4
        Allowance for loan losses...........      41                        41                   20
                                              ------                    ------               ------
             Total loans, net...............  $6,868                    $6,707               $6,327
                                              ======                    ======               ======


Loan Maturity Tables

The following table sets forth the estimated maturity of the First Pennsylvania's loan portfolio at June 30, 2002. The table does not include prepayments or scheduled principal repayments. Demand loans, loans having no stated maturity, and overdrafts are shown as due in one year or less.

                                                   Home Equity      Business
                                         First     and Second       Lines of
                                       Mortgage  Mortgage Loans      Credit       Consumer    Total
                                       --------  --------------      ------       --------    -----
                                                          (In thousands)
Amounts Due:
Within 1 year......................   $  959          $   11          $ --          $186     $1,156
                                      ------          ------          ----          ----     ------

After 1 year:
    1 to 3 years...................       89              14             6            25        135
    3 to 5 years...................      102             149           116           137        504
    5 to 10 years..................      876             810            --           405      2,091
    10 to 15 years.................    1,555             170            --            74      1,799
    Over 15 years..................    1,608             116            --            --      1,724
                                      ------          ------          ----          ----     ------
        Total due after 1 year.....    4,230           1,260           122           641      6,253
                                      ------          ------          ----          ----     ------
        Total amount due...........   $5,189          $1,271          $122          $827     $7,409
                                      ======          ======          ====          ====     ======


         The following table sets forth the dollar amount of all loans at June 30, 2002, due after June 30, 2003, which have fixed interest rates and floating or adjustable interest rates.


                                                         Floating or
                                        Fixed Rates    Adjustable Rates   Total
                                        -----------    ----------------   -----
                                                        (In thousands)

First Mortgage........................     $4,230          $ --          $4,230
Home equity and second mortgage.......      1,225            35           1,260
Business lines of credit..............         --           122             122
Consumer..............................        641            --             641
                                           ------          ----          ------
          Total.......................     $6,096          $157          $6,253
                                           ======          ====          ======

         First Mortgage Loans. First Pennsylvania's primary lending activity consists of the origination of one- to- four family fixed rate residential mortgage loans secured by property located in its primary market area. It generally originates one- to- four family fixed rate residential mortgage loans in amounts up to 80% of the lesser of the appraised value or purchase price. First Pennsylvania retains all of its mortgage loans and originates these loans with maturities of up to 30 years.

         Mortgage loans originated and held by First Pennsylvania generally include due-on-sale clauses. This gives it the right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property securing the mortgage loan without our consent.

         First mortgage loans secured by other properties consist of commercial real estate loans. These loans are generally originated in amounts up to 80% of the lesser appraised value or purchase price; such loans are originated with maturities of up to 15 years. Commercial real estate lending entails significant additional risks compared to residential property lending. These loans typically involve large loan balances to single borrowers or groups of related borrowers. The repayment of these loans typically is dependent on the successful operation of the real estate project securing the loan. These risks can be significantly affected by supply and demand conditions in the market for office and retail space and may also be subject to adverse conditions in the economy.

         Home Equity Loans and Second Mortgages. First Pennsylvania originates home equity loans and second mortgage loans which are secured by one- to- four family residences. It originates these loans on one-to-four family residences with fixed rate terms of up to 10 years. The loans are generally subject to a 80% combined loan-to-value limitation, including any other outstanding mortgages or liens.

         Consumer Loans. At June 30, 2002, consumer loans totalled $827,000, or 11.17%, of total loans. Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. Repossessed collateral for a defaulted consumer loan may not be sufficient for repayment of the outstanding loan, and the remaining deficiency may not be collectible.

         Loan Approval Authority and Underwriting. First Pennsylvania established various lending limits for its officers and maintains a loan committee through its Board of Directors. Salvatore P. Conte, President, and Mark A. Brennan, Managing Officer, have authority to approve home equity and consumer loans up to $100,000. Such loans are then ratified by the Board of Directors. All other loans and home equity loans and consumer loans in excess of $100,000 must be approved by the Board of Directors.

         Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal or other estimate of value of the real estate intended to be used as security for the proposed loan is obtained. Appraisals are processed by independent fee appraisers.

         Title insurance is generally required on all real estate mortgage loans. First Pennsylvania does not require title insurance on home equity loans and second mortgages, but it obtains a property report from its local credit bureau which indicates whether there are any liens or other encumbrances against the property. Borrowers must also obtain fire and casualty insurance. Flood insurance is also required on loans secured by property located in a flood zone.

         Loan  Commitments.   Written   commitments  are  given  to  prospective
borrowers on all approved first mortgage loans. Generally, the commitment requires acceptance within 30 days of the date of issuance. At June 30, 2002, commitments to cover originations of mortgage loans totalled $494,000. First Pennsylvania believes that virtually all of its commitments will be funded.

         Loans to One Borrower. Under Pennsylvania and federal law, savings association have, subject to certain exemptions, lending limits to one borrower in an amount equal to 15% of the institution's capital accounts. An institution's capital account includes the aggregate of all capital, surplus, undivided profits, capital securities and general reserves for loan losses. As of June 30, 2002, its loans-to-one borrower limitation was $500,000 and First Pennsylvania was in compliance with such limitation.

Nonperforming and Problem Assets

         Loan Delinquencies. When a mortgage loan becomes 30 days past due, a notice of nonpayment is sent to the borrower. If, after 60 days, payment is still delinquent, a notice of right to cure default is sent to the borrower giving 30 additional days to bring the loan current before foreclosure is commenced. If the loan continues in a delinquent status for 120 days past due and no repayment plan is in effect, foreclosure proceedings will be initiated. The customer will be notified when foreclosure is commenced.

         Loans are reviewed on a monthly basis and are placed on a non-accrual status when the loan becomes more than 90 days delinquent or when, in its opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         Non-performing Assets. The following table sets forth information regarding Nonaccrual loans and real estate owned, as of the dates indicated. At June 30, 2002, December 31, 2001 and December 30, 2000, respectively, First Pennsylvania had no loans categorized as troubled debt restructurings within the meaning of the Statement of Financial Accounting Standards, SFAS 15. Impaired loans within the meaning of SFAS 114, as amended by SFAS 118, as of June 30, 2002, December 31, 2001, and December 30, 2000 were $192,000, $179,000, and
$324,000, respectively. Interest income that would have been recorded on loans accounted for on a nonaccrual basis under the original terms of such loans was $5,151, $8,951, and $17,655 for the six months ended June 30, 2002 and the years ended December 31, 2001 and December 31, 2000, respectively. For the six months ended June 30, 2002 and the years ended December 31, 2001 and December 31, 2000, respectively, there was no collections of interest on these loans.

Non-performing Assets


                                                At June 30,    At December 31,
                                                -----------    ---------------
                                                   2002         2001      2000
                                                   ----         ----      ----
                                                    (Dollars in thousands)
Loans accounted for on a non-accrual basis:
    First mortgage loans:......................
    1-4 family residential.....................   $  178      $  176    $  288
    Commercial.................................       --          --        --
    Home equity and second mortgage............       11          --        --
    Consumer loans.............................        3           3        36
                                                  ------      ------    ------
Total..........................................   $  192      $  179    $  324
                                                  ======      ======    ======
Accruing loans which are contractually
past due 90 days or more:
First mortgage loans...........................   $   --      $   --    $   --
Home equity and second mortgage loans..........       --          --        --
Consumer loans.................................       --          --        --
                                                  ------      ------    ------
Total..........................................   $   --      $   --    $   --
                                                  ======      ======    ======
Total nonperforming loans......................   $  192        $179      $324
                                                  ======      ======    ======
Real estate owned..............................   $   --      $   --    $   --
                                                  ======      ======    ======
Other non-performing assets....................   $   --      $   --    $   --
                                                  ======      ======    ======
Total nonperforming assets.....................   $  192      $  179    $  324
                                                  ======      ======    ======
Total nonperforming loans to net loans.........     2.80%       2.67%     5.12%
                                                  ======      ======    ======
Total nonperforming to total assets............     0.72%       0.66%     1.23%
                                                  ======      ======    ======
Total nonperforming assets to total assets.....     0.72%       0.66%     1.23%
                                                  ======      ======    ======

Allowance for Loan Losses

         The following table sets forth an analysis of First Pennsylvania's allowance for loan losses.


                                                 At June 30,  At December 31,
                                                 -----------  ---------------
                                                    2002       2001      2000
                                                    ----       ----      ----
                                                      (Dollars in thousands)
Total loans outstanding.........................  $7,409     $ 7,355    $6,929
                                                  ======     =======    ======
Average gross loans outstanding.................  $6,775     $ 6,559    $6,326
                                                  ======     =======    ======
Allowance balance (at beginning of period)......  $   41     $    20    $   23
Provision for loan losses.......................      --          12         4
Charge-offs:
     First mortgage.............................      --          --        11
     Home equity and second mortgage............      --          --        --
     Consumer...................................      --          --        --
                                                  ------     -------    ------
Total charge-offs...............................      --          --        11
Recoveries......................................      --           9         4
                                                  ------     -------    ------
Net (charge-offs) recoveries....................      --           9        (7)
                                                  ------     -------    ------
Allowance balance (at end of period)............  $   41     $    41    $   20
                                                  ======     =======    ======
Allowance for loan losses as a percent of
    total loans outstanding.....................    0.55%       0.56 %    0.29%
                                                  ======     =======    ======
Net loans charged-off as a percent of
    average loans outstanding...................      --%      (0.14)%    0.11%
                                                  ======     =======    ======

         Classified Assets. Office of Thrift Supervision regulations provide for a classification system for problem assets of savings associations which covers all problem assets. Under this classification system, problem assets of savings associations such as First Pennsylvania, are classified as "substandard," "doubtful," or "loss." An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the "distinct possibility" that the savings association will sustain "some loss" if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard, with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as loss are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets may be designated "special mention" because of potential weakness that do not currently warrant classification in one of the aforementioned categories.

         When a savings association classifies problem assets as either substandard or doubtful, it may establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the risks associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings association classifies problem assets as loss, it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge off such amount. A savings association's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Office of Thrift Supervision, which may order the establishment of additional general or specific loss allowances. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining a savings association's regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital.

         Management's evaluation of the classification of assets and the adequacy of the allowance for loan losses is reviewed by the board on a regular basis and by the regulatory agencies as part of their examination process. At June 30, 2002, December 31, 2001, and December 31, 2000, First Pennsylvania had approximately $338,000, $325,000, $297,000 of loans classified as "substandard," consisting primarily of first mortgage loans on single family residences. At June 30, 2002, December 31, 2001, and December 31, 2000, First Pennsylvania had approximately $3,000, $3,000 and $2,000 of loans classified as "doubtful," consisting of unsecured consumer loans. The entire balance of each of the loans classified as doubtful is included under non-performing assets, as shown in the table on page 116. At June 30, 2002, December 31, 2001, and December 31, 2000, First Pennsylvania had no loans classified as "loss."

         At June 30, 2002, December 31, 2001, and December 31, 2000, First Pennsylvania had the following classified assets:


                              June 30,          December 31,    December 31,
                                 2002               2001            2000
                                 ----               ----            ----
                                               (In Thousands)
Special Mention                  $ --                $ --            $ --
Substandard                       338                 325             297
Doubtful                            3                   3               2
Loss                               --                  --              --
                                 ----                ----            ----
                                 $341                $328            $299
                                 ====                ====            ====

         Allowances for Loan Losses. A provision for loan losses is charged to operations based on management's evaluation of the losses that may be incurred in its loan portfolio. The evaluation, including a review of all loans on which full collectibility of interest and principal may not be reasonably assured, considers:

o    our past loan loss experience,

o losses inherent in the loan portfolio that are both probable and reasonably estimatible.

o    adverse situations that may affect the borrower's ability to repay,

o    the estimated value of any underlying collateral, and

o    current economic conditions.

         First Pennsylvania monitors its allowance for loan losses and make additions to the allowance as economic conditions dictate. Although it maintains its allowance for loan losses at a level that is based on losses inherent in the loan portfolio that are probable and reasonably estimatible at the balance sheet date, future losses could exceed estimated amounts and additional provisions for loan losses could be required.

Analysis of the Allowance for Loan Losses

         The following table sets forth the allocation of the allowance by category and the percent of loans in each category to total loans, which management believes can be allocated only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of future loss and does not restrict the use of the allowance to absorb losses in any category.

                                           At June 30,                       At December 31,
                                               2002                  2001                  2000
                                            ----------------      ------------------    ----------------
                                             $           %         $             %       $           %
                                            ---        -----      ---          -----    ---        -----
                                                                    (Dollars in thousands)
At end of period allocated to:
First mortgage.....................         $27         70.04%    $29           70.67%  $11         73.33%
                                            ---        ------     ---          ------   ---        ------
Home equity and second mortgage....           8         17.15       7           18.48     5         16.29
Business lines of credit...........           1          1.65       1            1.67     1          1.76
Consumer...........................           5         11.16       4            9.18     3          8.62
                                            ---        ------     ---          ------   ---        ------
       Total allowance.............         $41        100.00%    $41          100.00%  $20        100.00%
                                            ===        ======     ===          ======   ===        ======

Investment Activities

         First Pennsylvania is required under federal regulation to maintain a sufficient level of liquid assets (including specified short-term securities and certain other investments), as determined by management and defined and reviewed for adequacy by the Office of Thrift Supervision during its regular examinations. The Office of Thrift Supervision, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The level of liquid assets varies depending upon several factors, including:

o    the yields on investment alternatives;

o management's judgment as to the attractiveness of the yields then available in relation to other opportunities;

o    expectation of future yield levels; and

o management's projections as to the short-term demand for funds to be used in loan origination and other activities.

         Investment securities, including mortgage-backed securities, are classified at the time of purchase, based upon management's intentions and abilities, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount, which are computed using the level yield method and recognized as adjustments of interest income. All other debt securities are classified as available for sale to serve principally as a source of liquidity.

         Current regulatory and accounting guidelines regarding investment securities (including mortgage backed securities) requires First Pennsylvania to categorize securities as "held to maturity," "available for sale" or "trading." As of June 30, 2002, First Pennsylvania had securities classified as "available for sale" in the amount of $6.9 million and had no securities classified as "trading or held to maturity." Securities classified as "available for sale" are reported for financial reporting purposes at the fair market value with net changes in the market value from period to period included as a separate component of retained earnings, net of income taxes. At June 30, 2002, its available for sale securities had an amortized cost of $6.9 million and market value of $6.9 million. The changes in market value in its available for sale portfolio reflect normal market conditions and vary, either positively or negatively, based primarily on changes in general levels of market interest rates relative to the yields of the portfolio. Additionally, changes in the market value of securities available for sale do not affect First Pennsylvania income nor does it affect its regulatory capital requirements or its loan-to-one borrower limit.

         At June 30, 2002, First Pennsylvania's investment portfolio policy allowed investments in instruments such as:

o    U.S. Treasury obligations;
o    U.S. federal agency or federally sponsored agency obligations;
o    municipal obligations;
o    mortgage-backed securities;
o    certificates of deposit;
o    investment grade corporate bonds and commercial paper; and
o    mutual funds.

The Board of Directors may authorize additional investments.

         As a source of liquidity and to supplement its lending activities, First Pennsylvania has invested in residential mortgage-backed securities. Mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. Mortgage-backed securities represent a participation interest in a pool of single-family or other type of mortgages. Principal and interest payments are passed from the mortgage originators, through intermediaries (generally quasi-governmental agencies) that pool and repackage the participation interests in the form of securities, to investors, like First Pennsylvania. The quasi-governmental agencies, which include GinnieMae, FreddieMac, and FannieMae, guarantee the payment of principal and interest to investors.

         Mortgage-backed securities typically are issued with stated principal amounts. The securities are backed by pools of mortgages that have loans with interest rates that are within a set range and have varying maturities. The underlying pool of mortgages can be composed of either fixed rate or adjustable rate mortgage loans. Mortgage-backed securities are generally referred to as mortgage participation certificates or pass-through certificates. The interest rate risk characteristics of the underlying pool of mortgages (i.e., fixed rate or adjustable rate) and the prepayment risk, are passed on to the certificate holder. The life of a mortgage-backed pass-through security is equal to the life of the underlying mortgages. Expected maturities will differ from contractual maturities due to scheduled repayments and because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Mortgage-backed securities issued by GinnieMae, FreddieMac, and FannieMae make up a majority of the pass-through certificates market.

Investment and Mortgage-Backed Securities Portfolio

Investment Securities

         The following tables set forth composition of First Pennsylvania's investment and mortgage-backed securities, which are classified as available for sale at the dates indicated.


                                               At June 30,     At December 31,
                                               -----------     ---------------
                                                   2002        2001      2000
                                                        (In thousands)
Corporate bonds............................      $   --     $    --   $ 1,304
Mortgage securities mutual fund(1).........       4,244          --        --
U.S. government and government agency
    obligations............................       2,115       2,903       488
Mortgage-backed securities:
    FreddieMac.............................         281       3,209     3,252
    GinnieMae..............................         154       1,508     3,556
    FannieMae..............................         107       8,719     7,001
                                                    542      13,436    13,809
                                                 ------     -------   -------
        Total..............................      $6,901     $16,339   $15,601
                                                 ======     =======   =======

----------------
(1)  Amortized cost approximates fair value.

         The following table sets forth the amortized cost and fair value of the mortgage securities mutual fund as of June 30, 2002:


        Amortized        Unrealized       Unrealized       Fair
          Cost             Gain             Loss           Value
          ----             ----             ----           -----
                             (In Thousands)
         $4,245            $ --             $  1          $4,244
         ======            ====             ====          ======

         The mortgage securities mutual fund is composed of FreddieMac, FannieMae, and GinnieMae mortgage-backed related securities and U.S. Treasury obligations, and is considered a prudent investment because the underlying mortgages are high quality, the shares owned are liquid, and the assets generate a sufficient return on yield, within acceptable risk limitations.

Investment and Mortgage-Backed Securities Maturities

         The following tables set forth the amount of each category of investment securities of First Pennsylvania at June 30, 2002 which mature during each of the periods indicated and the weighted average yield for each range at maturities. The yields on the tax-exempt investments have been adjusted to their pre-tax equivalents.

                                                                            At June 30, 2002
                            ---------------------------------------------------------------------------------------------------
                                                                                                                 Total
                            One Year or Less   One to Five Years Five to Ten Years  More than Ten Years   Investment Securities
                            ----------------   ----------------- -----------------  -------------------   ---------------------
                                                                          (Dollars in Thousands)
                           Carrying  Average   Carrying  Average Carrying  Average  Carrying  Average  Carrying  Average Market
                             Value    Yield     Value    Yield    Value    Yield     Value    Yield    Value     Yield   Value
                             -----    -----     -----    -----    -----    -----     -----    -----    -----     -----   -----
U.S. government agency
    securities............  $    --     --%   $     --      --%  $    --     --%    $2,115     6.30%  $2,115      6.30%  $2,115
Mortgage-backed
  securities..............       --     --          --      --        --     --        542     3.48      542      3.48      542
Mortgage securities
  mutual fund.............       --     --          --      --        --     --      4,244     3.15    4,244      3.15    4,244
                            -------           --------           -------            ------            ------             ------
      Total...............  $    --     --%   $     --      --%  $    --     --%    $6,901     4.14%  $6,901      4.14%  $6,901
                            =======   ====    ========    ====   =======   ====     ======     ====   ======      ====   ======


Sources of Funds

         Advances from Federal Home Loan Bank of Pittsburgh and deposits are First Pennsylvania's major external source of funds for lending and other investment purposes. Funds are also derived from the maturities of investment securities and mortgage-backed securities, and to a much lesser extent, from the receipt of payments on loans, prepayment of loans, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

         Deposits. Consumer and commercial deposits are attracted principally from within First Pennsylvania's primary market area through the offering of a selection of deposit instruments including regular savings accounts, money market accounts, and term certificate accounts. Individual retirement accounts are also offered. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit, and the interest rate.

         The interest rates paid by First Pennsylvania on deposits are set weekly at the direction of our senior management. Interest rates are determined based on its liquidity requirements, interest rates paid by its competitors, and its growth goals and applicable regulatory restrictions and requirements.

         Passbook savings, money market and NOW accounts constituted $5.9 million, or 45.6%, of its deposit portfolio at June 30, 2002. Certificates of deposit constituted $7.0 million or 54.4% of the deposit portfolio of which $1.0 million or 7.8% of the deposit portfolio were certificates of deposit with balances of $100,000 or more. Such deposits are offered at negotiated rates. As of June 30, 2002, First Pennsylvania had no brokered deposits.

         At June 30, 2002, First Pennsylvania deposits were represented by the various types of savings programs described below.

Time Deposits by Rate

         The following table sets forth the time deposits in First Pennsylvania classified by interest rate at the dates indicated.

                                  Interest      Balance at         Percentage of
Category                            Rate      June 30, 2002       Total Deposits
--------                            ----      -------------       --------------
                                         (Dollars in thousands)
NOW accounts.................      2.50%         $ 1,206               9.36%
Savings accounts.............       2.86           4,667              36.21
Certificates of Deposit
2.00-2.99%...................      2.66%          $1,259               9.77%
3.00-3.99%...................       3.44           3,007              23.33
4.00-4.99%...................       4.22             954               7.40
5.00-5.99%...................       5.77           1,230               9.54
6.00-6.99%...................       6.19             467               3.62
7.00-7.99%...................       7.25             100               0.78
                                                 -------            -------
  Total......................                    $12,890            $100.00%
                                                 =======            =======

         Deposits in First Pennsylvania as of December 31, 2001 and 2000, were represented by various types of savings programs described below.


                                  Interest      Balance at         Percentage of
Category                            Rate      June 30, 2001       Total Deposits
--------                            ----      -------------       --------------
                                         (Dollars in thousands)
NOW Accounts...............       2.50%           $ 1,255                 9.81%
Savings Accounts...........       2.86%             4,558                35.62

Certificates of Deposit
3.00 - 3.99%...............       3.48%             1,758                13.74
4.00 - 4.99%...............       4.28%             2,260                17.66
5.00 - 5.99%...............       5.50%             2,169                16.95
6.00 - 6.99%...............       6.23%               697                 5.45
7.00 - 7.99%...............       7.25%               100                 0.78
                                                  -------               ------
                                                  $12,797               100.00%
                                                  =======               ======



                                  Interest      Balance at         Percentage of
Category                            Rate      June 30, 2000       Total Deposits
--------                            ----      -------------       --------------
                                         (Dollars in thousands)
NOW Accounts                        2.50%          $ 1,078              8.81%
Savings Accounts                    2.85%            4,553             37.20

Certificates of Deposit
4.00 - 4.99%                        4.74%              256              2.09
5.00 - 5.99%                        5.27%            3,701             30.24
6.00 - 6.99%                        6.08%            2,497             20.40
7.00 - 7.99%                        7.19%              153              1.25
                                                   -------            ------
                                                   $12,238            100.00%
                                                   =======            ======

Jumbo Certificates of Deposits

         The   following   table  shows  the  amount  of  First   Pennsylvania's
certificates of deposit of $100,000 or more by time remaining until maturity as of June 30, 2002.


                                                            Certificates
Maturity Period                                             of Deposits
---------------                                             -----------
                                                          (In thousands)
Within three months...............................            $  207
Three through six months..........................               495
Six through twelve months.........................               216
Over twelve months................................               100
                                                              ------
                                                              $1,018
                                                              ======

Time Deposits Maturity Schedule

         The following table sets forth the aggregate maturities of certificates of deposit at June 30, 2002.


                                       (In Thousands)
2002                                        $3,422
2003                                         2,525
2004                                           568
2005                                           329
2006                                           147
2007                                            26
                                            ------
Total                                       $7,017
                                            ======

Borrowings

         First Pennsylvania may obtain advances from the Federal Home Loan Bank of Pittsburgh to supplement its supply of lendable funds. Advances from the Federal Home Loan Bank of Pittsburgh are typically secured by a pledge of First Pennsylvania's stock in the Federal Home Loan Bank of Pittsburgh and a portion of its first mortgage loans and certain other assets. Each Federal Home Loan Bank credit program has its own interest rate, which may be fixed or variable, and range of maturities. If the need arises, First Pennsylvania has line of credit with the Federal Home Loan Bank to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At June 30, 2002, First Pennsylvania had a line of credit with the Federal Home Loan Bank of $5.0 million, of which zero was used. The following table sets forth information concerning Federal Home Loan Bank advances during the periods indicated (includes both short- and long-term advances).

                                                         At or For the
                                                        Six Months Ended    At or for the Year Ended
                                                            June 30,              December 30,
                                                              2002                2001       2000
                                                              -------          -------     -------
                                                                    (Dollars in thousands)
Federal Home Loan Bank advances:
  Average balance outstanding..........................       $12,153          $12,182     $11,740
  Maximum amount outstanding at any
    month-end during the period........................        12,157           12,186      12,186
  Balance outstanding at end of period.................        12,141           12,157      12,186
  Weighted average interest rate
       during the period...............................         6.162%           6.163%      5.775%
 Weighted average interest rate at end of period.......         6.156%           6.167%      6.160%

Personnel

         As of June 30, 2002, First Pennsylvania had five full-time employees and four part-time employees. The employees are not represented by a collective bargaining unit. First Pennsylvania believes its relationship with its employees is satisfactory.

Legal Proceedings

         From time to time, First Pennsylvania is a party to routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans, and other issues incident to its business. There were no lawsuits pending or known to be contemplated against First Pennsylvania at June 30, 2002 that would have a material effect on its financial condition, income, or operations.

Properties

         First Pennsylvania operates from its main office, which is owned and located in Allegheny County, Pennsylvania.

                                   REGULATION

         First Pennsylvania is a Pennsylvania chartered mutual savings association that is regulated by the office of Thrift Supervision and the Pennsylvania Department of Banking. Upon the consummation of the merger conversion, First Pennsylvania will be merged with and into Fidelity Bank. See "Regulation -- Regulation of Fidelity Bank" on page 91.

                                    TAXATION

Federal Taxation

         Savings institutions are subject to the Internal Revenue Code of 1986, as amended (the "Code"), in the same general manner as other corporations.

         All thrift institutions are now subject to the same provisions as banks with respect to deductions for bad debts. Thrift institutions that are treated as "small banks" (the average adjusted bases for all assets of such institution equals $500 million or less) under the Code may account for bad debts by using the experience method for determining additions to their bad debt reserve. Thrift institutions that are not treated as small banks must now use the specific charge-off method.

         First Pennsylvania's federal income tax returns have not been audited by the IRS during the past five years.

State Taxation

         Pennsylvania imposes an income tax of approximately 11.5% of net income as computed under generally accepted accounting principles. First Pennsylvania's state income tax returns have not been audited during the past five years.

                        MANAGEMENT OF FIRST PENNSYLVANIA

Directors and Executive Officers of First Pennsylvania

         First Pennsylvania's Board of Directors is composed of five members each of whom serves for a term of three years, with approximately one-third of the directors elected each year. First Pennsylvania's officers are appointed annually by the Board of Directors and serve at the board's discretion. Upon consummation of the merger conversion, the Board of Directors will not serve on Fidelity or Fidelity Bank's boards nor will the executive officers be employed at either Fidelity or Fidelity Bank.

         The following table sets forth information with respect to the directors and executive officers of First Pennsylvania.

                           Age at
                          June 30,                                     Director
      Name                  2002                Position                 Since
---------------------     --------      ---------------------------    --------
Salvatore P. Conte           56         President and Director           1975
Mark A. Brennan              51         Managing Officer, Secretary      1990
                                        and Treasurer, and Director
James R. Heiles(1)           72         Vice President and Director      1975
David J. Heiles(1)           40         Vice President and Director      1997
Michael Loch                 34         Vice President and Director      1997


--------------------
(1)  James R. Heiles and David J. Heiles are father and son.

                     RESTRICTIONS ON ACQUISITION OF FIDELITY

         Under applicable Federal and Pennsylvania law, no company may acquire control of a bank or bank holding company without the prior approval of the Federal Reserve or the Pennsylvania Department of Banking, and no individual, acting directly or indirectly or through or in concert with one or more other persons, may acquire control of a bank holding company unless the Federal Reserve and the Pennsylvania Department of Banking has been given at least 60 days prior written notice. Any company that acquires control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve and the Pennsylvania Department of Banking.

         Pursuant to federal regulations, control is considered to have been acquired when an entity, among other things, has acquired more than 25 percent of any class of voting stock of the institution or the ability to control the election of a majority of the directors of an institution. Moreover, control is presumed to have occurred, subject to rebuttal, upon the acquisition of more than 10 percent of any class of voting stock, or of more than 25 percent of any class of stock, of a bank or bank holding company, where certain enumerated control factors are also present in the acquisition. The Federal Reserve may prohibit an acquisition of control if:

o    it would result in a monopoly or substantially lessen competition;
o the financial condition of the acquiring person might jeopardize the financial stability of the institution; or
o the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or of the public to permit the acquisition of control by that person.

          Pennsylvania law has a similar statute except, that control is considered to have been acquired when a person, among other things, has acquired more than 10 percent (or 5 percent in certain circumstances) of any class of the outstanding shares of the institution or corporation or the ability to control the election of a majority of the directors of an institution or corporation.

                    DESCRIPTION OF CAPITAL STOCK OF FIDELITY

         We are authorized to issue 10,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, no par value. Fidelity currently expects to issue in the merger conversion between $1,275,000 and $1,984,000 of common stock, subject to adjustment. Upon payment of the purchase price, shares of common stock issued in the offering will be fully paid and non-assessable. The common stock will represent nonwithdrawable capital, will not be an account of insurable type and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Voting Rights

         The holders of common stock will possess exclusive voting rights in us. The holder of shares of common stock will be entitled to one vote for each share held on all matters subject to stockholder vote.
See "The Merger Conversion - Effects on Voting Rights of Members."

Liquidation Rights

         In the event of any liquidation, dissolution, or winding-up of Fidelity, the holders of the common stock generally would be entitled to receive, after payment of all its debts and liabilities, including all debts and liabilities of Fidelity Bank, all of its assets available for distribution. See also "The Merger Conversion - Effects on Liquidation Rights."

Preemptive Rights; Redemption

         Because the holders of the common stock do not have any preemptive rights with respect to any shares we may issue, the Board of Directors may sell shares of its capital stock without first offering such shares to our existing stockholders. The common stock will not be subject to any redemption provisions.

Preferred Stock

         We are authorized to issue up to 5,000,000 shares of preferred stock and to fix and state voting powers, designations, preferences, or other special rights of preferred stock and the qualifications, limitations and restrictions of those shares as the Board of Directors may determine in its discretion. Preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividends rights, liquidation preferences, or both, and may have full or limited voting rights. The issuance of preferred stock could adversely affect the voting and other rights of holders of common stock.

         The authorized but unissued shares of preferred stock and the authorized but unissued and unreserved shares of common stock will be available for issuance in future mergers or acquisitions, in future public offerings or private placements. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, no stockholder approval generally would be required for the issuance of these shares.

                             LEGAL AND TAX OPINIONS

         The legality of the issuance of the common stock being offered and certain matters relating to the conversion and federal and state taxation will be passed upon for Fidelity by Malizia Spidi & Fisch, PC., Washington, D.C.

                                     EXPERTS

         The consolidated financial statements of Fidelity, as of September 30, 2001 and 2000, and for each of the years in the three-year period ended September 30, 2001, have been included herein in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of First Pennsylvania as of December 31, 2001 and 2000 and for each of the years in the two year period ended December 31, 2001 have been included in this prospectus in reliance upon the report of Stokes & Hinds, LLC, independent certified public accountants, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                            REGISTRATION REQUIREMENTS

         Fidelity's common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Fidelity is subject to the information, proxy solicitation, insider trading restrictions, tender offer rules, periodic reporting and other requirements of these rules.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and must file reports and other information with the SEC.

         We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. Such information can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address for this Web site is "http://www.sec.gov." The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-1 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

         A copy of the plan of merger conversion is available without charge from First Pennsylvania.

                    Index to Fidelity's Financial Statements

Consolidated Statements of Financial Condition (unaudited) at June 30, 2002 and
     September 30, 2001.........................................................................................F-1

Consolidated Statements of Income (unaudited) for the nine months ended
     June 30, 2002 and 2001.....................................................................................F-2

Consolidated Statements of Cash Flows (unaudited) for the nine months ended
     June 30, 2002 and 2001.....................................................................................F-3

Consolidated Statements of Changes in Stockholders' Equity (unaudited)
     for the nine months ended June 30, 2002 and 2001...........................................................F-5

Notes to the Consolidated Financial Statements (Unaudited)......................................................F-6

Independent Auditors' Report...................................................................................F-13

Consolidated Statements of Financial Condition at September 30 2001 and 2000...................................F-14

Consolidated Statements of Income for each of the years in the three-year period ended
September 30, 2001.............................................................................................F-15

Consolidated Statements of Stockholders' Equity for each of the years in the three-year period ended September 30, 2001.........................................................F-16

Consolidated Statements of Cash Flows for each of the years in the three-year period ended September 30, 2001..................................................................................F-17

Notes to Consolidated Financial Statements.....................................................................F-19

Other schedules are omitted as they are not required or are not applicable or the required information is shown in the financial statements or related notes.


                                       F

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
           Consolidated Statements of Financial Condition (Unaudited)
           ----------------------------------------------------------
                        (in thousands except share data)

                                                                  June 30, September 30,
              Assets                                                2002         2001
              ------                                                ----         ----
Cash and amounts due from depository institutions              $   9,994    $   7,392
Interest-earning demand deposits with other institutions             458          639
Investment securities held-to-maturity                            38,015       19,835
Investment securities available-for-sale                          91,225       87,893
Mortgage-backed securities held-to-maturity                       38,301       30,675
Mortgage-backed securities available-for-sale                     76,241       62,924
Loans receivable, net  (Notes 6 and 7)                           319,652      318,600
Loans held for sale                                                1,063          344
Real estate owned, net                                               598          314
Federal Home Loan Bank stock - at cost                            10,120        9,872
Accrued interest receivable, net                                   3,619        3,433
Office premises and equipment, net                                 5,651        5,300
Deferred tax asset                                                 1,185        1,221
Goodwill and other intangible assets                               2,747        1,863
Prepaid income taxes                                                 310          377
Prepaid expenses and other assets                                  6,079        4,742
                                                               ---------    ---------
       Total Assets                                            $ 605,258    $ 555,424
                                                               =========    =========
              Liabilities and Stockholders' Equity
Liabilities:
   Savings and time deposits                                   $ 340,353    $ 313,501
   Federal Home Loan Bank advances                               198,940      184,457
   Guaranteed preferred beneficial interest in
       Company's debentures                                       10,250       10,250
   Securities sold under agreement to repurchase                   6,928        4,599
   Other borrowings                                                  272          474
   Advance deposits by borrowers for
      taxes and insurance                                          3,716        1,320
   Accrued interest payable                                        1,801        1,808
   Securities purchased, but not settled                             999        2,536
   Other accrued expenses and liabilities                          1,193        1,851
                                                               ---------    ---------
       Total Liabilities                                         565,110      520,138
                                                               ---------    ---------
Stockholders' equity (Notes 4 and 5):
   Common stock, $0.01 par value per share,
      10,000,000 shares authorized; 2,496,114
      and 2,236,623 shares issued, respectively                       25           22
   Treasury stock, at cost - 183,287 and 261,988 shares           (2,358)      (3,872)
   Additional paid-in capital                                     15,280       14,789
   Retained earnings - substantially restricted                   25,405       22,887
   Accumulated other comprehensive income (loss), net of tax       1,796        1,460
                                                               ---------    ---------
       Total Stockholders' Equity                                 40,148       35,286
                                                               ---------    ---------
       Total Liabilities and Stockholders' Equity              $ 605,258    $ 555,424
                                                               =========    =========

See accompanying notes to consolidated financial statements.

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
                  Consolidated Statements of Income (Unaudited)
                  ---------------------------------------------
                      (in thousands, except per share data)


                                              Nine Months Ended
                                                   June 30,
                                                   --------

                                                2002      2001
                                              -------   -------
Interest income:
   Loans                                      $18,148   $20,021
   Mortgage-backed securities                   4,242     4,118
   Investment securities                        4,966     4,801
   Deposits with other institutions                30        71
                                              -------   -------
      Total interest income                    27,386    29,011
                                              -------   -------
Interest expense:
   Savings deposits                             8,058     9,676
   Guaranteed preferred beneficial interest
      in subordinated debt                        768       768
   Borrowed funds                               8,677     9,585
                                              -------   -------
      Total interest expense                   17,503    20,029
                                              -------   -------
Net interest income before provision
   for loan losses                              9,883     8,982
Provision for loan losses                         300       325
                                              -------   -------
Net interest income after provision
   for loan losses                              9,583     8,657
                                              -------   -------
Other income:
   Loan service charges and fees                  294       201
   Gain(loss) on sale of investment and
      mortgage-backed securities, net              61       126
   Gain on sale of loans                          233        39
   Deposit service charges and fees               628       494
   Other operating income                         768       691
                                              -------   -------
      Total other income                        1,984     1,551
                                              -------   -------
Operating expenses:
   Compensation and employee benefits           4,507     4,014
   Occupancy and equipment expense                645       685
   Depreciation and amortization                  454       473
   Federal insurance premiums                      46        44
   Loss on real estate owned, net                  47        15
   Intangible amortization                        114        88
   Other operating expenses                     1,674     1,500
                                              -------   -------
      Total operating expenses                  7,487     6,819
                                              -------   -------
Income before income tax provision              4,080     3,389

Income tax provision                              808       746
                                              -------   -------

Net income                                    $ 3,272   $ 2,643
                                              =======   =======
Basic earnings per common share (Note 4)      $  1.46   $  1.18
                                              =======   =======
Diluted earnings per common share (Note 4)    $  1.41   $  1.15
                                              =======   =======
Dividends per common share                    $  .327   $  .265
                                              =======   =======


See accompanying notes to consolidated financial statements.

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Unaudited)
                -------------------------------------------------
                                 (in thousands)

                                                                                     Nine Months Ended June 30,
                                                                                         2002        2001
                                                                                         ----        ----
Operating Activities:
---------------------
     Net income                                                                      $  3,272    $  2,643
     Adjustments to reconcile net income to net
     cash provided by operating activities:
         Provision for loan losses                                                        300         325
         (Gain) loss on real estate owned                                                  47          15
         Depreciation of premises and equipment                                           454         473
         Deferred loan fee amortization                                                  (226)       (197)
         Amortization of investment and mortgage-backed securities
          discounts/premiums, net                                                         254          26
         Amortization of intangibles                                                      114          88
         Net (gain) loss on sale of investment securities                                 (89)       (119)
         Net (gain) loss on sale of mortgage-backed securities                             28          (7)
         Net (gain) loss  on sale of loans                                               (233)        (39)
         Origination of loans held-for-sale                                           (14,593)     (6,994)
         Proceeds from sale of loans held-for-sale                                     14,094       4,466
         (Increase) decrease in interest receivable                                       (45)       (258)
         (Increase) decrease in prepaid income taxes                                       67        (547)
         Increase (decrease) in interest payable                                         (112)       (317)
         Other changes, net                                                            (1,293)       (195)
                                                                                     --------    --------
        Net cash provided (used) by operating activities                                2,039        (637)
                                                                                     --------    --------

Investing Activities:
---------------------

     Proceeds from sales of investment securities available-for-sale                   12,626       3,885
     Proceeds from maturities and principal repayments of
        Investment securities available-for-sale                                        9,990       3,736
     Purchases of investment securities available-for-sale                            (22,546)    (23,945)
     Proceeds from sales of mortgage-backed securities available-for-sale               2,691      11,654
     Proceeds from maturities and principal repayments of  mortgage-
        backed securities available-for-sale                                           14,927       9,726
     Purchases of mortgage-backed securities available-for-sale                       (31,897)     (2,002)
     Proceeds from maturities and principal repayments of investment
        securities held-to-maturity                                                     1,000        --
     Purchases of investment securities held-to-maturity                              (17,538)     (9,361)
     Purchases of mortgage-backed securities held-to-maturity                         (22,189)    (18,824)
     Recission of purchase of mortgage-backed securities held-to-maturity (Note 5)      2,516        --
     Proceeds from principal repayments of mortgage-backed
       securities held-to-maturity                                                     11,959       3,812
     Acquisition of Carnegie Financial Corporation, net (Note 9)                          140        --
     Net (increase) decrease in loans                                                  19,797       6,794
     Proceeds from sale of other loans                                                    733         775
     Net redemptions of FHLB stock                                                          3       1,001
     Additions to office premises and equipment                                          (620)        (84)
                                                                                     --------    --------
  Net cash provided (used) by investing activities                                    (18,408)    (12,833)
                                                                                     --------    --------

(Continued)

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
           Consolidated Statements of Cash Flows (Unaudited) (Cont'd.)
                                 (in thousands)


                                                                                Nine Months Ended June 30,
                                                                                       2002        2001
                                                                                       ----        ----
Financing Activities:
---------------------
Net increase (decrease) in savings and time deposits                                  5,851      22,494
Increase (decrease) in reverse repurchase agreements and
  other borrowings                                                                    2,126       1,299
Net increase (decrease) in FHLB advances                                              9,332      (8,300)
Increase in advance payments by borrowers for
  taxes and insurance                                                                 2,087       2,360
Cash dividends paid                                                                    (753)       (625)
Stock options exercised                                                                 326         101
Proceeds from sale of stock                                                              54          43
Purchase of treasury stock                                                             (233)     (1,291)
                                                                                   --------    --------
Net cash provided (used) by financing activities                                     18,790      16,081
                                                                                   --------    --------
Increase (decrease) in cash and cash equivalents                                      2,421       2,611

Cash and cash equivalents at beginning of period                                      8,031       8,191
                                                                                   --------    --------
Cash and cash equivalents at end of period                                         $ 10,452    $ 10,802
                                                                                   ========    ========

Supplemental Disclosure of Cash Flow Information

Cash paid during the period for:
  Interest on deposits and other borrowings                                        $ 17,510    $ 20,347
  Income taxes                                                                     $    625    $  1,563

Transfer of loans to real estate owned                                             $    777    $    550


The Company purchased all of the common stock of Carnegie
Financial Corporation for $3.2 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:

Fair value of assets acquired                                                      $ 29,433    $     --
Fair value of liabilities assumed                                                  $(27,199)   $     --
Common stock issued in exchange for Carnegie
  Financial Corporation stock                                                      $ (1,666)   $     --
Cash paid for Carnegie Financial Corporation stock                                 $ (1,567)   $     --

Cash paid and liabilities assumed in excess of assets acquired                     $   (999)   $     --


See accompanying notes to consolidated financial statements.

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
     Consolidated Statements of Changes in Stockholders' Equity (Unaudited)
     ----------------------------------------------------------------------
                                 (in thousands)

                                                                                 Accumulated
                                                                                    Other
                                                                                 Comprehensive
                                       Common   Paid-in    Treasury   Retained   Income (Loss
                                       Stock    Capital     Stock     Earnings   Net of Tax       Total
                                       -----    -------     -----     --------   ----------       -----
Balance at September 30, 2000          $  22   $ 14,524    $ (1,680)  $ 20,106    $ (3,385)      $29,587
Comprehensive income:
     Net income                                                          2,643                     2,643
     Other comprehensive income,
       net of tax of $1,805                                                          3,503         3,503
     Reclassification adjustment,
       Net of tax of $(43)                                                             (83)          (83)
                                       -----    -------     -------   --------    --------      --------
Total comprehensive income                --         --          --      2,643       3,420         6,063

Cash dividends paid                                                       (625)                     (625)
Treasury stock purchased -
   90,596 shares                                             (1,291)                              (1,291)
 Contribution of stock to ESOP -
     8,140 shares                                                94         (1)                       93
 Sale of stock through Dividend
    Reinvestment Plan                                43                                               43

 Stock options exercised                            101                                              101
                                       -----    -------     -------   --------    --------      --------
Balance at June 30, 2001               $  22   $ 14,668    $ (2,877)  $ 22,123    $     35       $33,971
                                       =====   ========    ========   ========    ========       =======

Balance at September 30, 2001          $  22   $ 14,789    $ (3,872)  $ 22,887    $  1,460       $35,286

Comprehensive income:
     Net income                                                          3,272                     3,272
     Other comprehensive income,
       net of tax of $194                                                              377           377
     Reclassification adjustment,
       Net of tax of ($31)                                                             (41)          (41)
                                       -----    -------     -------   --------    --------      --------

Total comprehensive income                --         --          --      3,272         336         3,608

Acquisition of Carnegie                             105       1,561                                1,666

Stock dividend paid                        2         (2)                                              --

 Cash dividends paid                                                      (754)                     (754)

 Treasury stock purchased -
       15,000 shares                                           (233)                                (233)

 Contribution of stock to ESOP -
         12,000 shares                                9         186                                  195
 Sale of stock through Dividend
       Reinvestment Plan                             54                                               54

 Stock options exercised                   1        325                                              326
                                       -----    -------     -------   --------    --------       --------

Balance at June 30, 2002               $  25    $15,280     $(2,358)  $ 25,405    $  1,796       $ 40,148
                                       =====    =======     =======   ========    ========       ========

                     FIDELITY BANCORP, INC. AND SUBSIDIARIES
            Notes to Consolidated Financial Statements - (Unaudited)
                                  June 30, 2002

(1) Consolidation
    -------------

The consolidated financial statements contained herein for Fidelity Bancorp, Inc. (the "Company") include the accounts of Fidelity Bancorp, Inc. and its wholly-owned subsidiaries, Fidelity Bank, PaSB (the "Bank") and FB Capital Trust (the "Trust"). All significant inter-company balances and transactions have been eliminated.

(2) Basis of Presentation
    ---------------------

The accompanying consolidated financial statements were prepared in accordance with instructions to Form 10-Q, and therefore, do not include information or footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, all normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. These financial statements should be read in conjunction with the audited financial statements and the accompanying notes thereto included in the Company's Annual Report for the fiscal year ended September 30, 2001. The results for the nine month periods ended June 30, 2002 is not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2002 or any future interim period.

(3) New Accounting Standards
    ------------------------

In July 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets".

Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also specifies certain criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer need to be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No.
142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual value, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Upon adoption, the Company expects to no longer amortize goodwill, but will test goodwill for impairment prospectively.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," however, it retains many of the fundamental provisions of that Statement. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the financial condition or results of operations of the Company.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Management has not determined the impact of applying these provisions. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. These provisions had no impact on the Company's financial statements.

On October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which provides interpretative guidance on the application of the purchase method to acquisitions of financial institutions. The provisions of SFAS No. 147 are effective October 1, 2002. Management believes the adoption of SFAS No. 147 will have no impact on the Company's financial statements.

(4) Earnings Per Share
    ------------------

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All weighted average share and per share amounts reflect the 10% stock dividends paid on November 28, 2000 and May 28, 2002. The following table sets forth the computation of basic and diluted earnings per share (amounts in thousands, except per share data):

                                                             Nine Months Ended
                                                                   June 30,
                                                             2002           2001
                                                             ----           ----
Numerator:
Net Income                                                 $3,272         $2,643
  Numerator for basic and diluted
  earnings per share                                       $3,272         $2,643
Denominator:
  Denominator for basic earnings per                        2,238          2,248
  share - weighted average shares
Effect of dilutive securities:
  Employee stock options                                       79             52
                                                           ------         ------
Denominator for diluted earnings per share -
weighted average
  Shares and assumed conversions                            2,317          2,300
                                                           ------         ------
Basic earnings per share                                    $1.46          $1.18
                                                           ------         ------
Diluted earnings per share                                  $1.41          $1.15
                                                           ------         ------

(5) Securities
    ----------

The Company accounts for investments in debt and equity securities in accordance with SFAS No. 115, which requires that investments be classified as either: (1) Securities Held-to- Maturity - reported at amortized cost, (2) Trading Securities - reported at fair value, or (3) Securities Available-for-Sale - reported at fair value. Unrealized gains and losses for securities available-for-sale are reported as accumulated other comprehensive income (loss) in stockholders' equity. Unrealized gains of $1.8 million, net of tax, on investments classified as available-for-sale are recorded at June 30, 2002. The Company had no securities classified as trading as of June 30, 2002 and September 30, 2001.

During the quarter ended December 31, 2001, $2.5 million of mortgage-backed securities classified by the Company as held-to-maturity were repurchased by the selling dealer due to misrepresentations by the selling dealer as to the risk characteristics and structure of the securities. The Company did not anticipate this event and believes this was an isolated, nonrecurring, and unusual circumstance. The securities were repurchased by the dealer at the Company's original cost, thus no gain or loss was recorded.

(6) Loans Receivable
    ----------------

         Loans receivable are comprised of the following (dollar amounts in thousands):

                                                  June 30,         September 30,
                                                    2002              2001
                                             --------------        -------------
First  mortgage loans:
               Conventional:
                   1-4 family dwellings           $177,788              $189,626
                   Multi-family dwellings            7,445                 6,400
               Commercial                           28,289                23,775
               Construction:
                   Residential                       9,923                 4,577
                   Commercial                        4,368                 4,706
                                                  --------              --------
                                                   227,813               229,084
                                                  --------              --------
Less:
               Loans in process                    (6,652)               (6,341)
               Unearned discounts and fees         (1,390)               (1,831)
                                                  --------              --------
                                                   219,771               220,912
                                                  --------              --------
Installment loans:
               Home equity                          59,312                64,208
               Consumer loans                        1,449                 1,594
               Other                                 1,974                 1,923
                                                  --------              --------
                                                    62,735                67,725
                                                  --------              --------
Commercial business loans and leases:
               Commercial business loans            35,978                27,793
               Commercial leases                     4,302                 5,041
                                                  --------              --------
                                                    40,280                32,834
                                                  --------              --------

Less:  Allowance for loan losses                   (3,134)               (2,871)
                                                  --------              --------

               Loans receivable, net              $319,652              $318,600
                                                  --------              --------

(7) Allowance for Loan Losses

Changes in the allowance for loan losses for the nine months ended June 30, 2002 and the fiscal year ended September 30, 2001 are as follows (dollar amounts in thousands):

                                                      June 30,     September 30,
                                                      --------     -------------
                                                        2002             2001
                                                        ----             ----
Balance at beginning of period                       $ 2,871          $ 2,910
Allowance for loan losses of Carnegie Savings Bank       204               --
Provision for loan losses                                300              475
Charge-offs                                             (423)            (645)
Recoveries                                               182              131
                                                     -------          -------
Balance at end of period                             $ 3,134          $ 2,871
                                                     =======          =======


The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and
118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant shortfall in payments does not necessarily result in a loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant.

Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance, homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans, and are not included in the following data.

At June 30, 2002, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $1.3 million compared to $407,000 at June 30, 2001. Included in the current amount is $580,000 of impaired loans for which the related allowance for loan losses is $87,000, and $749,000 of impaired loans that as a result of write-downs do not have an allowance for loan losses. The average recorded investment in impaired loans during the nine months ended June 30, 2002 was $1.7 million compared to $446,000 for the same period in the prior year. For the nine months ended June 30, 2002, as well as June 30, 2001, the Company recognized no interest income on those impaired loans using the cash basis of income recognition.

(8) Comprehensive Income
    --------------------

Total comprehensive income amounted to the following for the three and nine-month periods ended June 30 (dollar amounts in thousands):

                                                         Nine Months Ended
                                                               June 30,
                                                               --------
                                                            2002       2001
                                                            ----       ----

Net Income                                               $ 3,272    $ 2,643
Change in unrealized gains (losses) on investment
securities and mortgage-backed securities available
for sale, net of taxes                                   $   336    $ 3,420
                                                         -------    -------

Comprehensive income (loss)                              $ 3,608    $ 6,063
                                                         =======    =======


(9) Acquisition
    -----------

The acquisition of Carnegie Financial Corporation ("Carnegie") was completed on February 22, 2002. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Carnegie have been included in the Company's consolidated financial statements from February 22, 2002. The Company acquired loans with a fair market value of approximately $21.9 million and deposits with a fair market value of approximately $21.0 million in the transaction. Goodwill and other core deposit intangibles arising from the transaction were approximately $1.0 million.

(10) Subsequent Event
     ----------------

On July 12, 2002, the Company and First Pennsylvania Savings Association ("First Pennsylvania) jointly announced the signing of an Agreement and Plan of Merger Conversion, whereby First Pennsylvania will merge with and into Fidelity Bank. On September 30, 2002, the agreement was amended to require a stock offering of Fidelity's common stock to certain eligible depositors and borrowers of First Pennsylvania. Pursuant to the amended agreement, subject to regulatory approval, First Pennsylvania will convert to a Pennsylvania-chartered stock savings institution and simultaneously merge with and into Fidelity Bank. Upon completion of the merger, Fidelity Bank will acquire all of the assets and assume all of the liabilities of First Pennsylvania. Additionally, all deposit accounts of First Pennsylvania shall become deposit accounts of Fidelity Bank without changing the respective terms, minimum required balances, or withdrawal value. At June 30, 2002, First Pennsylvania had total assets and equity of $26.7 million and $1.6 million, respectively. The merger is expected to be consummated during the first quarter of fiscal 2003.

                                                                (Note continued)

         Through September 30, 2002, approximately $65,000 of merger/conversion costs have been incurred to date. These costs have been deferred and will either be netted against proceeds received in the stock offering or will be an adjustment of the purchase price if the merger/conversion is successful. If the merger/conversion is not consummated, these costs will be expensed.

[LOGO]
KPMG
        One Mellon Center                                 Telephone 412 391 9710
        Pittsburgh, PA  15219                             Fax 412 391 8963


--------------------------------------------------------------------------------
                          Independent Auditors' Report
--------------------------------------------------------------------------------



The Board of Directors and Stockholders

Fidelity Bancorp, Inc. and Subsidiaries:


We have audited the accompanying consolidated statements of financial condition of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fidelity Bancorp, Inc. and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



                                                     /s/KPMG LLP

Pittsburgh, Pennsylvania
November 21, 2001, except as
to note 26 which is as of
May 28, 2002

--------------------------------------------------------------------------------
Consolidated Statements of Financial Condition
--------------------------------------------------------------------------------

                                                                                             September 30,
(in thousands, except per share data)                                                  2001                 2000
-----------------------------------------------------------------------------------------------------------------
                                   > Assets <
   Cash and amounts due from depository institutions                                 $  7,392            $  7,119
   Interest-earning demand deposits with other institutions                               639               1,072
   Investment securities held-to-maturity
     (market value of $20,653 and $9,930) (Notes 2, 11, 12, 14 and 21)                 19,835               9,936
   Investment securities available-for-sale
     (cost of $86,671 and $77,154) (Notes 3, 12, 14 and 21)                            87,893              74,062
   Mortgage-backed securities held-to-maturity
     (market value of $31,300 and $12,305) (Notes 4, 12, 14 and 21)                    30,675              12,449
   Mortgage-backed securities available-for-sale
     (cost of $61,934 and $73,638) (Notes 5, 12, 14 and 21)                            62,924              71,601
   Loans receivable, net of the allowance of $2,871 and $2,910
     (Notes 6, 8, 9, 12 and 21)                                                       318,600             337,438
   Loans held-for-sale                                                                    344                  --
   Real estate owned, net                                                                 314                 181
   Federal Home Loan Bank stock, at cost (Notes 9 and 12)                               9,872              10,764
   Accrued interest receivable:
    Loans                                                                               1,569               1,605
    Mortgage-backed securities                                                            488                 502
    Investments and interest-earning deposits                                           1,376               1,036
  Office premises and equipment, net (Note 10)                                          5,300               5,576
  Goodwill and other intangible assets (Note 24)                                        1,863               1,710
  Deferred tax assets (Note 16)                                                         1,221               3,444
  Prepaid income taxes (Note 16)                                                          377                  35
  Prepaid expenses and sundry assets                                                    4,742               4,679
-----------------------------------------------------------------------------------------------------------------
                                                                                     $555,424            $543,209
-----------------------------------------------------------------------------------------------------------------

                    > Liabilities and Stockholders' Equity <

  Liabilities:
    Savings and time deposits (Notes 11 and 21)                                      $313,501            $290,631
    Federal Home Loan Bank advances (Notes 12 and 21)                                 184,457             202,885
    Other borrowings                                                                      474                 396
    Guaranteed preferred beneficial interest in Company's debentures (Note 13)         10,250              10,250
    Securities sold under agreement to repurchase (Notes 14 and 21)                     4,599               4,980
    Advance payments by borrowers for taxes and insurance                               1,320               1,427
    Accrued interest payable                                                            1,808               2,050
    Securities purchased, but not settled                                               2,536                  --
    Other accrued expenses and sundry liabilities                                       1,193               1,003
-----------------------------------------------------------------------------------------------------------------
                                                                                      520,138             513,622
-----------------------------------------------------------------------------------------------------------------

  Stockholders' Equity (Notes 1, 16, 17, 18 and 25):
    Common stock, $0.01 par value per share;
      10,000,000 shares authorized; 2,460,285 and
      2,433,570 shares issued                                                              22                  22
    Treasury stock, at cost - 288,187 and 128,955 shares                               (3,872)             (1,680)
    Additional paid-in capital                                                         14,789              14,524
    Retained earnings-- substantially restricted                                       22,887              20,106
    Accumulated other comprehensive income (loss), net of tax                           1,460              (3,385)
-----------------------------------------------------------------------------------------------------------------
                                                                                       35,286              29,587
-----------------------------------------------------------------------------------------------------------------
                                                                                     $555,424            $543,209
-----------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                              Consolidated Statements of Income
--------------------------------------------------------------------------------

For the fiscal years ended September 30, 2001, 2000 and 1999

(in thousands, except per share data)                                         2001          2000           1999
-----------------------------------------------------------------------------------------------------------------
Interest income:
  Loans                                                                     $26,548        $24,241        $19,410
  Mortgage-backed securities                                                  5,407          6,078          6,738
  Investment securities                                                       6,584          6,114          4,796
  Deposits with other institutions                                               76             44             31
-----------------------------------------------------------------------------------------------------------------
    Total interest income                                                    38,615         36,477         30,975
-----------------------------------------------------------------------------------------------------------------
Interest expense:
  Savings and time deposits (Note 11)                                        12,941         10,949         10,545
  Borrowed funds                                                             12,694         11,959          7,660
  Guaranteed preferred beneficial interest
   in Company's debentures (Note 13)                                          1,024          1,024          1,024
-----------------------------------------------------------------------------------------------------------------
    Total interest expense                                                   26,659         23,932         19,229
-----------------------------------------------------------------------------------------------------------------
Net interest income before provision for loan losses                         11,956         12,545         11,746
Provision for loan losses (Note 8)                                              475            470            520
-----------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                          11,481         12,075         11,226
-----------------------------------------------------------------------------------------------------------------
Other income:
  Loan service charges and fees                                                 287            211            161
  Gain (loss) on sale of investment and
    mortgage-backed securities, net                                             238             (3)            64
  Gain on sale of loans                                                         111            210             17
  Deposit service charges and fees                                              658            643            566
  Other operating income                                                        932            813            715
-----------------------------------------------------------------------------------------------------------------
    Total other income                                                        2,226          1,874          1,523
-----------------------------------------------------------------------------------------------------------------
Operating expenses:
  Compensation, payroll taxes and fringe benefits (Notes 18 and 19)           5,385          4,943          4,805
  Office occupancy and equipment expense                                        898            748            811
  Depreciation and amortization                                                 630            587            582
  Federal insurance premiums                                                     58             85            156
  (Gain) loss on real estate owned, net                                          19             32            (36)
  Intangible amortization                                                       125             21             --
  Other operating expenses                                                    1,997          1,917          1,835
-----------------------------------------------------------------------------------------------------------------
    Total operating expenses                                                  9,112          8,333          8,153
-----------------------------------------------------------------------------------------------------------------
Income before income tax provision                                            4,595          5,616          4,596
Income tax provision (Note 16)                                                  983          1,484          1,217
-----------------------------------------------------------------------------------------------------------------
    Net income                                                              $ 3,612        $ 4,132        $ 3,379
-----------------------------------------------------------------------------------------------------------------
  Basic earnings per share (Note 1)                                         $  1.59        $  1.79        $  1.42
  Diluted earnings per share (Note 1)                                       $  1.56        $  1.77        $  1.38
-----------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

For the fiscal years ended September 30, 2001, 2000 and 1999

                                                                                         Accumulated
                                                                                            Other       Total
                                                  Additional                            Comprehensive   Stock-
                                      Common        Paid-In   Treasury       Retained   Income (Loss)   holders'
(in thousands)                        Stock         Capital     Stock        Earnings    Net of Tax     Equity
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998           $20         $14,168   $    --        $14,106          $727      $29,021
Comprehensive income:
  Net income                             --              --        --          3,379            --        3,379
  Other comprehensive loss,
    net of tax of ($2,410)               --              --        --             --        (4,740)      (4,740)
  Reclassification adjustment,
    net of tax of ($25)                  --              --        --             --           (49)         (49)
-----------------------------------------------------------------------------------------------------------------
Total comprehensive income (loss):       --              --        --          3,379        (4,789)      (1,410)
Stock options exercised                  --              39        --             --            --           39
Cash dividends paid                      --              --        --           (749)           --         (749)
Treasury stock purchased
  (67,245 shares)                        --              --      (953)            --            --         (953)
Sale of stock through Dividend
  Reinvestment Plan                      --              98        --             --            --           98
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999           $20         $14,305     $(953)       $16,736       $(4,062)     $26,046
Comprehensive income:
  Net income                             --              --        --          4,132            --        4,132
  Other comprehensive income,
    net of tax of $346                   --              --        --             --           671          671
  Reclassification adjustment,
    net of tax of $2                     --              --        --             --             6            6
-----------------------------------------------------------------------------------------------------------------
Total comprehensive income:              --              --        --          4,132           677        4,809
Stock dividend paid (Note 1)              2              (2)       --             --            --           --
Stock options exercised                  --             149        --             --            --          149
Cash dividends paid                      --              --        --           (762)           --         (762)
Treasury stock purchased
  (61,710 shares)                        --              --      (727)            --            --         (727)
Sale of stock through Dividend
  Reinvestment Plan                      --              72        --             --            --           72
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000           $22         $14,524   $(1,680)       $20,106       $(3,385)     $29,587
Comprehensive income:
  Net income                             --              --        --          3,612            --        3,612
  Other comprehensive income,
    net of tax of $2,577                 --              --        --             --         5,002        5,002
  Reclassification adjustment,
    net of tax of ($81)                  --              --        --             --          (157)        (157)
-----------------------------------------------------------------------------------------------------------------
Total comprehensive income:              --              --        --          3,612         4,845        8,457
Stock options exercised, including tax   --             207        --             --            --          207
  benefit of $17
Cash dividends paid                      --              --        --           (830)           --         (830)
Treasury stock purchased
  (168,186 shares)                       --              --    (2,286)            --            --       (2,286)
Contribution of stock to Employee Stock
  Ownership Plan (8,954 shares)          --              --        94             (1)           --           93
Sale of stock through Dividend
  Reinvestment Plan                      --              58        --             --            --           58
-----------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001           $22         $14,789   $(3,872)       $22,887        $1,460      $35,286
-----------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                           Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

For the fiscal years ended September 30, 2001, 2000 and 1999

(in thousands)                                                                2001          2000           1999
------------------------------------------------------------------------------------------------------------------
Operating Activities:
  Net income                                                                 $3,612         $4,132         $3,379
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Provision for loan losses                                                 475            470            520
      (Gain) loss on real estate owned, net                                      19             32            (36)
      Depreciation of premises and equipment                                    630            587            582
      Deferred loan fee amortization                                           (325)          (178)          (260)
      Amortization of investment and mortgage-backed
        securities (discounts) premiums, net                                     (2)           147            341
      Deferred income tax provision                                             259            492             21
      Amortization of intangibles                                               125             21             --
      Net gain on sale of investments                                          (230)            (7)          (191)
      Net (gain) loss on sale of mortgage-backed securities                      (8)            10            127
      Loans held-for-sale originated                                        (11,154)        (1,221)          (973)
      Sale of loans held-for-sale                                             9,684          1,230            978
      Net gain on sale of loans                                                (111)          (210)           (17)
      Increase in interest receivable                                          (290)          (257)          (313)
      Increase (decrease) in interest payable                                  (242)           897            422
      Increase (decrease) in accrued taxes                                     (342)          (234)            28
      Other changes-- net                                                      (668)          (962)           572
------------------------------------------------------------------------------------------------------------------
    Net cash provided by operating activities                                 1,432          4,949          5,180
------------------------------------------------------------------------------------------------------------------
Investing Activities:
  Proceeds from sales of investments available-for-sale                       6,733         12,350          3,424
  Proceeds from sales of mortgage-backed securities available-for-sale       11,654          1,353          8,577
  Proceeds from maturities and principal repayments
    of investment securities available-for-sale                              10,565          4,202         12,508
  Proceeds from maturities and principal repayments
    of mortgage-backed securities available-for-sale                         14,326         11,062         26,963
  Purchases of investment securities available-for-sale                     (26,505)        (9,350)       (40,400)
  Purchases of mortgage-backed securities available-for-sale                (14,368)            --        (38,532)
  Proceeds from maturities and principal repayments
    of investment securities held-to-maturity                                 2,000             --          5,000
  Purchases of investment securities held-to-maturity                       (11,879)        (6,302)        (2,004)
  Proceeds from maturities and principal repayments
    of mortgage-backed securities held-to-maturity                            5,920          2,884          6,436
  Purchases of mortgage-backed securities held-to-maturity                  (21,659)        (1,974)            --
  Net (increase) decrease in loans                                           18,962        (34,909)       (58,701)
  Sale of other loans                                                         1,233          3,063          1,266
  Additions to office premises and equipment                                   (754)          (413)        (1,845)
  Net (purchases) sales of FHLB stock                                           892         (1,969)        (3,745)
  Acquisition of Pennwood Bancorp, Inc., net                                     --         (5,411)            --
  Sale of loans obtained in Pennwood acquisition                                 --         16,274             --
  Sale of branches and deposits obtained in Pennwood acquisition                 --        (14,639)            --
------------------------------------------------------------------------------------------------------------------
    Net cash used by investing activities                                   $(2,880)      $(23,779)      $(81,053)
------------------------------------------------------------------------------------------------------------------
                                                                                                       (continued)

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows - continued
--------------------------------------------------------------------------------

For the fiscal years ended September 30, 2001, 2000 and 1999

(in thousands)                                                                2001          2000           1999
------------------------------------------------------------------------------------------------------------------
Financing Activities:
  Net increase in savings and time deposits                                $22,870        $ 7,001        $ 7,383
  Increase (decrease) in reverse repurchase agreements
     and other borrowings                                                     (303)         2,335          1,171
  Net increase (decrease) in FHLB advances                                 (18,428)        14,285         70,400
  Cash dividends paid                                                         (830)          (762)          (749)
  Stock options exercised                                                      207            149             39
  Proceeds from sale of stock                                                   58             72             98
  Acquisition of treasury stock                                             (2,286)          (727)          (953)
------------------------------------------------------------------------------------------------------------------
    Net cash provided by financing activities                                1,288         22,353         77,389
------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                              (160)         3,523          1,516
Cash and cash equivalents at beginning of year                               8,191          4,668          3,152
------------------------------------------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                $8,031         $8,191         $4,668
------------------------------------------------------------------------------------------------------------------


              > Supplemental Disclosure of Cash Flow Information <


For the fiscal years ended September 30, 2001, 2000 and 1999

(in thousands)                                                                2001          2000           1999
------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
  Interest on deposits and borrowings                                      $26,901        $23,035        $18,807
  Income taxes                                                               1,739          1,563          1,210



    > Supplemental Schedule of Non-Cash Investing and Financing Activities <


Transfer of loans to real estate owned                                        $550           $330           $134
------------------------------------------------------------------------------------------------------------------
Securities purchased, but not settled                                       $2,536           $ --           $ --
------------------------------------------------------------------------------------------------------------------
The Company purchased all of the common stock
  of Pennwood Bancorp, Inc. for $7,271.
  In conjunction with the  acquisition, the assets acquired
  and liabilities assumed were as follows:
    Fair value of assets acquired                                           $   --        $56,049           $ --
    Fair value of liabilities assumed                                           --        (50,501)            --
    Cash paid for Pennwood Bancorp, Inc. stock                                  --         (7,278)            --
------------------------------------------------------------------------------------------------------------------
    Excess liabilities assumed over assets acquired                         $   --        $(1,730)          $ --
------------------------------------------------------------------------------------------------------------------
The Company sold the two branch offices, and the related
  deposits, of Pennwood Savings Bank located in Kittanning,
  Pennsylvania. In conjunction with the sale:
    Assets sold                                                             $   --        $   769           $ --
    Deposits and liabilities sold                                           $   --        $17,611           $ --
------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                                      Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

>(1) -Summary of Significant Accounting Policies

Nature of Operations and Use of Estimates

Fidelity Bancorp, Inc. is a bank holding company organized under the Pennsylvania Business Corporation Law. It operates principally as a holding company for its wholly-owned subsidiaries, Fidelity Bank, PaSB, a Pennsylvania-chartered, FDIC-insured state savings bank and FB~Capital Trust, a statutory business trust incorporated in Delaware. The Bank conducts business through ten offices in Allegheny and Butler counties.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of related revenue and expense during the reporting period. Actual results could differ from those estimates.

Consolidation

The consolidated financial statements include the accounts of Fidelity Bancorp, Inc. (the Company) and its wholly-owned subsidiaries Fidelity Bank, PaSB (the
Bank) and FB Capital Trust (the Trust). Intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and the demand deposits portion of interest-earning deposits with other institutions.

Investment and Mortgage-backed Securities

The Company classifies investment securities as either: (1) Securities Held-to-Maturity -- debt securities that the Company has the positive intent and ability to hold to maturity and which are reported at cost, adjusted for amortization of premium and accretion of discount on a level yield basis; (2) Trading Securities -- debt and equity securities bought and held principally for the purpose of selling them in the near term and which are reported at fair value, with unrealized gains and losses included in the current period earnings; or (3) Securities Available-for-Sale -- debt and equity securities not classified as either Securities Held-to-Maturity or Trading Securities and which are reported at fair value, with unrealized gains and losses, net of taxes, included as a separate component of accumulated other comprehensive income. The cost of securities sold is determined on a specific identification basis. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Loans

Loans receivable are stated at unpaid principal balances net of the allowance for loan losses, net deferred loan fees and discounts. Interest income on loans is credited to income as earned. Loans are considered impaired when, based on current information and events, it is probable that all principal and interest will not be collected in accordance with the contractual terms of the loans. Management determines the impairment of loans based on knowledge of the borrower's ability to repay the loan according to the contractual agreement, the borrower's repayment history and the fair value of collateral for certain~collateral dependent loans. Management does not consider an insignificant delay or insignificant shortfall to impair a loan. Management has determined that a delay less than 90 days will be considered an insignificant delay and that an amount less than $5,000 will be considered an insignificant shortfall. The Bank identifies and evaluates impaired loans on a loan by loan

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

basis. All loans are charged off when management determines that principal and interest are not collectible. Any excess of the Bank's recorded investment in impaired loans over the measured value of the loans are provided for in the allowance for loan losses. The Bank considers all one-to-four family residential mortgage loans and all installment loans (as presented in Note 6) to be smaller homogeneous loans, which are evaluated collectively for impairment. The Bank reviews its loans for impairment on a quarterly basis.

The accrual of interest on all loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when the loan becomes 90 days past due, whichever occurs first. When interest accrual is discontinued, all unpaid accrued interest is reversed. Such interest ultimately collected is credited to income in the period of recovery or applied to reduce principal if there is sufficient doubt about the collectibility of principal.

The Bank is a party to financial instruments with off-balance sheet risk (commitments to extend credit) in the normal course of business to meet the financing needs of its customers. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis using the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counter-party.

Loan fees and certain direct loan origination costs are deferred, and the net deferred fee or cost is then recognized using the level-yield method over the contractual life of the loan as an adjustment to income.

Loans Held-for-Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Real Estate Owned

Real estate owned consists of properties acquired through foreclosure and are recorded at the lower of cost (principal balance of the former mortgage loan plus costs of obtaining title and possession) or fair value less estimated cost to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Additional write-downs are charged to income, and the carrying value of the property reduced, when the carrying value exceeds fair value less estimated cost to sell.

Provisions for Losses

Provisions for estimated losses on loans and real estate owned are charged to earnings in an amount that results in an allowance appropriate, in management's judgment, to cover probable losses based on management's evaluation of portfolio risk, past and expected loss experience and economic conditions.

Office Premises and Equipment

Office premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets.

Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

                                                                (Note continued)

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, per share data)

Intangible Assets

Intangible assets arising from purchase business combinations are amortized to expense over the periods estimated to be benefitted, which is, on a weighted average basis, 15 years. Intangible assets are reviewed annually for possible impairment or when events or changed circumstances may affect the underlying basis of the asset.

Interest on Savings and Other Deposits

Interest on savings deposits and certain deposits by borrowers for taxes and insurance is accrued monthly. Such interest is paid or credited in accordance with the terms of the respective accounts.

Income Taxes

The Company accounts for income taxes by use of the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enacted date.

Earnings per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. All weighted average share and per share amounts reflect the 10% stock dividend paid on May 28, 2002 and November 28, 2000, and the 25% stock split paid on March 31, 1998. The following table sets forth the computation of basic and diluted earnings per share:

                                                                  September 30,
                                                          2001        2000         1999
------------------------------------------------------------------------------------------
Basic earnings per share:
  Net income ......................................   $    3,612   $    4,132   $    3,379
  Weighted average shares outstanding .............    2,270,793    2,305,194    2,382,432
  Earnings per share ..............................   $     1.59   $     1.79   $     1.42
Diluted earnings per share:
  Net income ......................................   $    3,612   $    4,132   $    3,379
  Weighted average shares outstanding .............    2,270,793    2,305,194    2,382,432
  Dilutive effect of employee stock options .......       51,371       29,766       53,589
  Total diluted weighted average shares outstanding    2,322,164    2,334,960    2,435,971
  Earnings per share ..............................   $     1.56   $     1.77   $     1.39
------------------------------------------------------------------------------------------

Options to purchase 73,025 shares of common stock at prices from $14.25 to $19.17, 110,685 shares at prices from $12.02 to $19.17, and 86,616 shares at prices from $14.25 to $19.17 were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive.

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains, and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. For the fiscal years ended September 30, 2001, 2000 and 1999, the Company's total comprehensive income
(loss) was $8,457, $4,809, and $(1,410), respectively. Total comprehensive income is comprised of net income of $3,612, $4,132 and $3,379, respectively, and other comprehensive income (loss) of $4,845, $677 and $(4,789), net of tax, respectively. Other comprehensive income consists of unrealized gains and losses on investment securities and mortgage-backed securities available-for-sale.

> (2) Investment Securities Held-to-Maturity

Investment securities held-to-maturity at September 30, 2001 and 2000 are as follows:

                                                                   Gross         Gross
                                                    Amortized    Unrealized    Unrealized       Market
At September 30, 2001                                  Cost        Gains         Losses          Value
--------------------------------------------------------------------------------------------------------
U.S. government and agency obligations:
  Due beyond one year, but within five years        $   966          $103         $   --        $ 1,069
Municipal obligations:
  Due beyond five years, but within ten years         1,257            60             --          1,317
  Due beyond ten years                               11,405           408            (35)        11,778
Corporate obligations:
  Due beyond one year, but within five years          3,001           130             --          3,131
  Due beyond five years, but within ten years         3,206           156             (4)         3,358
--------------------------------------------------------------------------------------------------------
                                                    $19,835          $857         $  (39)       $20,653
--------------------------------------------------------------------------------------------------------

                                                                   Gross         Gross
                                                    Amortized    Unrealized    Unrealized       Market
At September 30, 2000                                 Cost         Gains         Losses         Value
--------------------------------------------------------------------------------------------------------
U.S. government and agency obligations:
  Due beyond one year, but within five years        $   958       $     7        $    --        $   965
  Due beyond five years, but within ten years         2,000            --           (142)         1,858
Municipal obligations:
  Due beyond ten years                                5,347            78             --          5,425
Corporate obligations:
  Due beyond one year, but within five years            500            15             --            515
  Due beyond five years, but within ten years         1,131            36             --          1,167
--------------------------------------------------------------------------------------------------------
                                                    $ 9,936       $   136        $  (142)       $ 9,930
--------------------------------------------------------------------------------------------------------

At September 30, 2001, the Bank had outstanding commitments to purchase $4,195 of investment securities held-to-~maturity. Non-taxable interest income was $456, $295, and $91 in fiscal 2001, 2000 and 1999, respectively. There were no sales of investment securities held-to-maturity in 2001, 2000 or 1999.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

> (3) Investment Securities Available-for-Sale

Investment securities available-for-sale at September 30, 2001 and 2000 are as follows:

                                                                                  Gross        Gross
                                                                   Amortized   Unrealized   Unrealized    Market
At September 30, 2001                                                Cost         Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------
U.S. government and agency obligations:
  Due beyond one year, but within five years                       $ 7,100      $  322        $   --      $ 7,422
  Due beyond five years, but within ten years                        3,130          25            --        3,155
  Due beyond ten years                                               7,532         148            --        7,680
Asset-backed securities:
  Due beyond five years, but within ten years                        5,327         129            --        5,456
Municipal obligations:
  Due beyond five years, but within ten years                        2,334         111            --        2,445
  Due beyond ten years                                              37,336         344          (275)      37,405
Corporate obligations:
  Due beyond one year, but within five years                        11,490         465           (16)      11,939
  Due beyond five years, but within ten years                        2,067          79            --        2,146
Equity securities                                                    1,341          80           (90)       1,331
Mutual funds                                                         4,240          --           (77)       4,163
Trust preferred securities:~  Due beyond ten years                   3,104          20           (72)       3,052
Federal Home Loan Mortgage Corp.
  Preferred Stock                                                    1,420          40           (10)       1,450
Federal National Mortgage Assoc.
  Preferred Stock                                                      250          --            (1)         249
------------------------------------------------------------------------------------------------------------------
                                                                   $86,671      $1,763         $(541)     $87,893
------------------------------------------------------------------------------------------------------------------

                                                                                  Gross        Gross
                                                                   Amortized   Unrealized   Unrealized    Market
At September 30, 2000                                                Cost         Gains       Losses       Value
------------------------------------------------------------------------------------------------------------------
U.S. government and agency obligations:
  Due beyond one year, but within five years                       $ 1,998      $   10       $    (4)     $ 2,004
  Due beyond five years, but within ten years                       11,872           9          (281)      11,600
  Due beyond ten years                                               9,719          --          (854)       8,865
Asset-backed securities:
  Due beyond five years, but within ten years                        1,965          31            --        1,996
  Due beyond ten years                                               3,329         153            --        3,482
Municipal obligations:
  Due beyond five years, but within ten years                        1,387          --           (32)       1,355
  Due beyond ten years                                              36,644         131        (1,956)      34,819
Corporate obligations:
  Due beyond one year, but within five years                         4,453          27           (44)       4,436
Equity securities                                                    1,304          96          (202)       1,198
Mutual funds                                                         2,063          23           (71)       2,015
Trust preferred securities:~  Due beyond ten years                   1,250           5          (111)       1,144
Federal Home Loan Mortgage Corp.
  Preferred Stock                                                      920           5           (24)         901
Federal National Mortgage Assoc.
  Preferred Stock                                                      250          --            (3)         247
------------------------------------------------------------------------------------------------------------------
                                                                   $77,154      $  490       $(3,582)     $74,062
------------------------------------------------------------------------------------------------------------------

At September 30, 2001, the Bank had outstanding commitments to purchase $2,000 of investment securities available-for-sale. Non-taxable interest income was $1,709, $1,781 and $1,770 in fiscal 2001, 2000 and 1999, respectively. Proceeds from sales of investment securities available-for-sale were $6,733, $12,350 and $3,424 in 2001, 2000 and 1999, respectively. Gross gains of $292, $154, and $191 and gross losses of $35, $147, and $0 were realized on these sales in 2001, 2000 and 1999, respectively. In addition, fiscal 2001 results include a loss of $27 resulting from the write-down of an investment in an equity security that is considered other than temporary.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

>(4) Mortgage-Backed Securities Held-to-Maturity

Mortgage-backed securities held-to-maturity were comprised of the following:

                                                                                 Gross         Gross
                                                                   Amortized  Unrealized    Unrealized    Market
At September 30, 2001                                                Cost        Gains        Losses       Value
------------------------------------------------------------------------------------------------------------------
Government National Mortgage Association:
  Contractually due beyond one year, but within five years         $     6      $    --        $  --      $     6
  Contractually due beyond ten years                                 3,391          48            --        3,439
Federal Home Loan Mortgage Corporation:
  Contractually due within one year                                     13          --            --           13
  Contractually due beyond one year, but within five years             134           7            --          141
  Contractually due beyond five years, but within ten years          5,608         185            --        5,793
  Contractually due beyond ten years                                 5,393         127            --        5,520
Federal National Mortgage Association:
  Contractually due beyond one year, but within five years             593          10            --          603
  Contractually due beyond five years, but within ten years          2,099          83            --        2,182
  Contractually due beyond ten years                                 2,889          77            --        2,966
Collateralized Mortgage Obligations:
  Contractually due beyond ten years                                10,549         104           (16)      10,637
------------------------------------------------------------------------------------------------------------------
                                                                   $30,675      $  641          $(16)     $31,300
------------------------------------------------------------------------------------------------------------------

                                                                                 Gross         Gross
                                                                   Amortized  Unrealized    Unrealized    Market
At September 30, 2000                                                Cost        Gains        Losses       Value
------------------------------------------------------------------------------------------------------------------
Government National Mortgage Association:
  Contractually due beyond one year, but within five years         $    10      $   --         $  --      $    10
Federal Home Loan Mortgage Corporation:
  Contractually due within one year                                     32          --            --           32
  Contractually due beyond one year, but within five years              66          --            --           66
  Contractually due beyond five years, but within ten years          4,505           7           (52)       4,460
  Contractually due beyond ten years                                 1,968           3           (42)       1,929
Federal National Mortgage Association:
  Contractually due beyond one year, but within five years           1,029          --           (18)       1,011
  Contractually due beyond five years, but within ten years            743           1            (3)         741
  Contractually due beyond ten years                                 2,395           6           (26)       2,375
Collateralized Mortgage Obligations:
  Contractually due beyond ten years                                 1,701          --           (20)       1,681
------------------------------------------------------------------------------------------------------------------
                                                                   $12,449      $   17         $(161)     $12,305
------------------------------------------------------------------------------------------------------------------

At September 30, 2001, the Bank had no outstanding commitments to purchase mortgage-backed securities held-~to-maturity. There were no sales of mortgage-backed securities classified as held-to-maturity during 2001, 2000, or 1999.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (5) Mortgage-Backed Securities Available-For-Sale

Mortgage-backed securities available-for-sale are as follows:

                                                                                 Gross         Gross
                                                                   Amortized  Unrealized    Unrealized    Market
At September 30, 2001                                                Cost        Gains        Losses       Value
------------------------------------------------------------------------------------------------------------------
Government National Mortgage Association:
  Contractually due beyond ten years                               $15,525      $  365       $    --      $15,890
Federal Home Loan Mortgage Corporation:
  Contractually due beyond ten years                                 5,373         126            (1)       5,498
Federal National Mortgage Association:
  Contractually due beyond ten years                                13,841         178            --       14,019
Collateralized Mortgage Obligations:
  Contractually due beyond five years, but within ten years          1,931           9            --        1,940
  Contractually due beyond ten years                                25,264         358           (45)      25,577
------------------------------------------------------------------------------------------------------------------
                                                                   $61,934      $1,036       $   (46)     $62,924
------------------------------------------------------------------------------------------------------------------

Mortgage-backed securities available-for-sale are as follows:

                                                                                 Gross         Gross
                                                                   Amortized  Unrealized    Unrealized    Market
At September 30, 2000                                                Cost        Gains        Losses       Value
------------------------------------------------------------------------------------------------------------------
Government National Mortgage Association:
  Contractually due beyond ten years                               $20,438      $ --          $(498)      $19,940
Federal Home Loan Mortgage Corporation:
  Contractually due beyond ten years                                 5,813        --           (157)        5,656
Federal National Mortgage Association:
  Contractually due beyond one year, but within five years           2,185        --            (65)        2,120
  Contractually due beyond ten years                                11,178        --           (463)       10,715
Collateralized Mortgage Obligations:
  Contractually due beyond five years, but within ten years          2,643         8            (73)        2,578
  Contractually due beyond ten years                                31,381        81           (870)       30,592
------------------------------------------------------------------------------------------------------------------
                                                                   $73,638       $89        $(2,126)      $71,601
------------------------------------------------------------------------------------------------------------------

At September 30, 2001, the Bank had no outstanding commitments to purchase mortgage-backed securities available-~for-sale. Proceeds from sales of mortgage-backed securities available-for-sale during 2001, 2000 and 1999 were $11,654, $1,353 and $8,577, respectively. Gross gains of $86, $0, and $0, and gross losses of $78, $10, and $127 were realized on these sales in 2001, 2000 and 1999, respectively.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (6) Loans Receivable

Loans receivable, net are summarized as follows:

                                                               September 30,
                                                            2001         2000
--------------------------------------------------------------------------------
First mortgage loans:
  Conventional:
    1-4 family dwellings                                 $ 189,626    $ 207,853
    Multi-family dwellings                                   6,400        5,282
  Commercial                                                23,775       22,706
  Construction                                               9,283       10,900
--------------------------------------------------------------------------------
                                                           229,084      246,741
--------------------------------------------------------------------------------
Less:
  Loans in process                                          (6,341)      (6,558)
  Unearned discounts and fees                               (1,831)      (2,033)
--------------------------------------------------------------------------------
                                                           220,912      238,150
--------------------------------------------------------------------------------
Installment loans:
  Home equity                                               64,208       64,215
  Consumer loans                                             1,594        2,314
  Credit cards                                                  --           26
  Other                                                      1,923        2,059
--------------------------------------------------------------------------------
                                                            67,725       68,614
--------------------------------------------------------------------------------
Commercial business loans and leases:
  Commercial business loans                                 27,793       27,461
  Commercial leases                                          5,041        6,123
--------------------------------------------------------------------------------
                                                            32,834       33,584
Less: Allowance for loan losses                             (2,871)      (2,910)
--------------------------------------------------------------------------------
    Loans receivable, net                                $ 318,600    $ 337,438
--------------------------------------------------------------------------------

Commitments to originate loans at September 30, 2001 were approximately as follows:

                                                             Rate        Amount
--------------------------------------------------------------------------------
First mortgage loans:
  Fixed-rate                                            6.50% to 7.88%   $1,671

Other loans:
  Fixed-rate                                            7.12% to 9.24%      846
  Adjustable-rate                                       5.00% to 12.5%    2,917
--------------------------------------------------------------------------------
                                                                         $5,434
--------------------------------------------------------------------------------

The Bank conducts its business through ten offices located in the greater Pittsburgh metropolitan area. At September 30, 2001, the majority of the Bank's net loan portfolio was secured by properties located in this region. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements. There were no commitments to lend additional funds to debtors on non-accrual status.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (7) Loan Servicing Portfolio

The amount of loans serviced for others, which are not reflected in the accompanying consolidated financial statements, was $20, $441, and $4,532 at September 30, 2001, 2000 and 1999, respectively.


> (8) Allowance for Losses on Loans

Changes in the allowance for loan losses are as follows:


                                                                          Total
--------------------------------------------------------------------------------
Balance at September 30, 1998                                            $2,243
Provision for loan losses                                                   520
Charge-offs                                                                (326)
Recoveries                                                                   40
--------------------------------------------------------------------------------
Balance at September 30, 1999                                             2,477
Allowance for loan losses of Pennwood Bancorp, Inc.                         358
Provision for loan losses                                                   470
Charge-offs                                                                (425)
Recoveries                                                                   30
--------------------------------------------------------------------------------
Balance at September 30, 2000                                             2,910
Provision for loan losses                                                   475
Charge-offs                                                                (645)
Recoveries                                                                  131
--------------------------------------------------------------------------------
Balance at September 30, 2001                                            $2,871
--------------------------------------------------------------------------------

Non-accrual loans were approximately $2,348, $1,961 and $2,385 at September 30, 2001, 2000 and 1999, respectively. The foregone interest on those loans for the periods ended September 30, 2001, 2000 and 1999, was $128, $67 and $165, respectively. The amount of interest income on such loans actually included in income in the periods ending September 30, 2001, 2000 and 1999 was $98, $28 and $63, respectively. There are no commitments to lend additional funds to debtors in non-accrual status.

The recorded investment in loans that are considered to be impaired under SFAS No. 114 was $1,997 and $560 at~September 30, 2001 and 2000, respectively. Included in the 2001 amount is $890 of impaired loans for which the related allowance for credit losses was $214 and $1,107 of impaired loans for which there is no allowance for credit losses. Included in the 2000 amount is $560 of impaired loans for which the related allowance for credit losses was $175 and no impaired loans that as a result of write-downs did not have an allowance for credit losses. The average recorded investment in impaired loans during the fiscal years ended September 30, 2001, 2000 and 1999 was approximately $756, $235, and $326, respectively. For the fiscal years ended September 30, 2001, 2000 and 1999, the Company recognized interest income on those impaired loans of $83, $0, and $6, respectively, using the cash basis of income recognition.

Management believes that the allowance for losses on loans is appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments using information available to them at the time of examination.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (9) Investments Required by Law

The Bank is a member of the Federal Home Loan Bank System and, as a member, maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh (FHLB), at cost, in an amount not less than 1% of its outstanding home loans or 5% of its outstanding notes payable, if any, to the FHLB, whichever is greater.


> (10) Office Premises and Equipment

Office premises and equipment at September 30, 2001 and 2000 are summarized as follows:

                                                          2001           2000
--------------------------------------------------------------------------------
Land                                                     $  540        %  540
Office buildings                                          4,709         4,801
Furniture, fixtures and equipment                         3,722         3,297
Leasehold improvements                                      501           500
--------------------------------------------------------------------------------
                                                          9,472         9,138
--------------------------------------------------------------------------------
Less accumulated depreciation and amortization           (4,172)       (3,562)
--------------------------------------------------------------------------------
  Office premises and equipment, net                     $5,300        $5,576
--------------------------------------------------------------------------------

The Bank has operating leases with respect to three branch offices and the Bank's Loan Center, which expire on various dates through fiscal 2008. Lease expense amounted to $172, $169, and $226 in fiscal years 2001, 2000 and 1999, respectively. Minimum annual lease commitments are approximately as follows:

      Years Ended September 30              Amount
      --------------------------------------------
         2002                              $172
         2003                               157
         2004                               154
         2005                               114
         2006                                94
         Thereafter                         119

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (11) Savings and Time Deposits

Savings and time deposit balances at September 30, 2001 and 2000 are summarized as follows:

                                                                September 30,
                                Stated Rates                   2001      2000
--------------------------------------------------------------------------------
Balance by type:
Savings Deposits:
     Demand deposits     noninterest-bearing                 $ 21,501  $ 19,115
     NOW accounts        1.50% in 2001 and 1.50% in 2000       33,064    32,585
     Passbooks           2.50% in 2001 and 2.50% in 2000       52,571    52,289
     Money market
       deposit accounts  2.83% in 2001 and 2.97% in 2000       16,022    14,755
--------------------------------------------------------------------------------
                                                              123,158   118,744
--------------------------------------------------------------------------------
Time Deposits:
     Fixed-rate                  1.00% to 2.99%                   524       231
                                 3.00% to 4.99%                62,359    25,558
                                 5.00% to 6.99%               118,846   140,227
                                 7.00% to 8.99%                 3,044     3,563
                                 9.00% to 10.99%                   15        15
     Negotiated-rate             2.44% to 7.10%                 5,555     2,293
--------------------------------------------------------------------------------
                                                              190,343   171,887
--------------------------------------------------------------------------------
                                                             $313,501  $290,631
--------------------------------------------------------------------------------

The weighted-average interest rate for all deposits was 4.01% and 4.21% at September 30, 2001 and 2000, respectively. Time deposits with balances of $100 or more totalled $5,555 at September 30, 2001.

At September 30, 2001, investment securities with a carrying value of $8,035 were pledged as required to secure deposits of public funds.

The maturities of time deposits at September 30, 2001 and 2000 are summarized as follows:

                                                                          September 30,
                                                                         2001        2000
--------------------------------------------------------------------------------------------
Within one year                                                        $134,165     $85,176
Beyond one year but within two years                                     22,707      66,596
Beyond two years but within three years                                  15,334       7,762
Beyond three years but within four years                                  8,980       3,969
Beyond four years but within five years                                   4,340       4,910
Beyond five years                                                         4,817       3,474
--------------------------------------------------------------------------------------------
                                                                       $190,343    $171,887
--------------------------------------------------------------------------------------------

Interest expense by deposit category is as follows:             Years Ended September 30,
                                                              2001        2000         1999
--------------------------------------------------------------------------------------------
NOW accounts                                               $   483     $   465      $   427
Passbooks                                                    1,326       1,270        1,233
Money market deposit accounts                                  416         449          423
Time deposits                                               10,716       8,765        8,462
--------------------------------------------------------------------------------------------
                                                           $12,941     $10,949      $10,545
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (12) Federal Home Loan Bank Advances

Federal Home Loan Bank advances are as follows:

                                                              September 30,
                                       Interest Rate         2001        2000
--------------------------------------------------------------------------------
Due Date
RepoPlus Advances                          3.89%           $ 5,000     $48,770
Fixed Rate Advances:
   October 30, 2000                        4.68%                --       3,000
   August 28, 2001                         5.61%                --         930
   October 29, 2001                        4.80%             5,000       5,000
   January 14, 2002                        6.95%            20,000      20,000
   December 16, 2002                       6.03%            10,000          --
   July 14, 2003                           7.12%            10,000      10,000
   October 24, 2003                        6.58%            10,000          --
   August 30, 2004                         6.88%            10,000      10,000
Convertible Select Advances:
   July 1, 2002                            6.60%            15,000      15,000
   November 12, 2002                       6.31%             5,000          --
   May 12, 2003                            6.72%            10,000      10,000
   June 16, 2003                           6.46%            15,000      15,000
   February 20, 2008                       5.48%            10,000      10,000
   October 7, 2008                         4.69%            14,457      14,185
   December 18, 2008                       5.15%            10,000      10,000
   October 22, 2009                        5.52%                --       1,000
   March 17, 2010                          6.05%            20,000      20,000
   August 30, 2010                         5.93%            10,000      10,000
   January 19, 2011                        4.57%             5,000          --
--------------------------------------------------------------------------------
Total FHLB Advances                                       $184,457    $202,885
--------------------------------------------------------------------------------

Under a blanket collateral pledge agreement, the Bank has pledged, as collateral for advances from the FHLB of Pittsburgh, all stock in the Federal Home Loan Bank and certain other qualifying collateral, such as investment securities, mortgage-backed securities and loans, with market values equal to at least 110% of the unpaid amount of outstanding advances. The remaining maximum borrowing capacity with the FHLB of Pittsburgh at September 30, 2001 is $108,278.

FHLB "RepoPlus" Advances are short-term borrowings maturing within one day to one year, bear a fixed interest rate and are subject to prepayment penalty. Although no specific collateral is required to be pledged for these borrowings, "RepoPlus" Advances are secured under the blanket collateral pledge agreement. The Bank utilized "RepoPlus" Advances during fiscal 2001 and 2000, ranging individually from $50 to $35,730, and from $50 to $36,130, respectively. The daily average balance during 2001 and 2000 was $17,631 and $60,863, respectively, and the daily average interest rate was 6.10% and 6.17%, respectively, with an average interest rate at fiscal year-end 2001 of 3.89% and fiscal year-end 2000 of 6.66%. The maximum amount outstanding at any month-end during 2001 and 2000 was $42,120 and $82,350, respectively.

FHLB "Convertible Select" Advances are long-term borrowings with terms of up to ten years, and which have a fixed rate for the first three months to five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable-rate advance at their option. If the advance is converted to an adjustable-rate advance, the Bank has the option at the conversion date, and quarterly thereafter, to prepay the advance with no prepayment fee. The Bank utilized "Convertible Select" Advances during fiscal 2001 and 2000, with individual advances ranging from $1,000 to $20,000 each year.

                                                                (Note continued)

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

The daily average balance during 2001 and 2000 was $112,978 and $123,207, respectively. The daily average interest rate during 2001 and 2000 was 5.88% and 5.70%, respectively. The average interest rate at fiscal year end 2001 and 2000 was 6.09% and 5.72%, respectively. The maximum amount outstanding at any month end during 2001 and 2000 was $114,457 and $134,049, respectively.

> (13) Guaranteed Preferred Beneficial Interest in Company's Debentures

On May 13, 1997, the Trust, a statutory business trust created under Delaware law that is a subsidiary of the Company, issued $10,250, 9.75% Trust Preferred Securities ("Preferred Securities") with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the Preferred Securities of the Trust, as well as proceeds from the issuance of common securities to the Company, were utilized by the Trust to invest in $10,567 of 9.75% Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Debentures represent the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Debentures prior to the maturity date of July 15, 2027, on or after July 15, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, to the redemption date. Under the occurrence of certain events, specifically, a Tax Event, Investment Company Event or Capital Treatment Event as more fully defined in the FB~Capital Trust Prospectus dated May 8, 1997, the Company may redeem in whole, but not in part, the Debentures prior to July 15, 2002. Proceeds~from any redemption of the Debentures would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Debentures redeemed.

On July 17, 1997, on behalf of the Trust, the Company requested relief from the Office of Chief Counsel of the Division of Corporation Finance of the Securities and Exchange Commission, exempting the Trust from the reporting requirements of the Securities Exchange Act of 1934. The Trust is a wholly-owned subsidiary of the Company, has no independent operations and issued securities that contain a full and unconditional guarantee of its parent, the Company. On January 29, 1998, the Company received notification from the Division exempting the Trust from the reporting requirements.


> (14) Securities Sold Under Agreement to Repurchase

The Bank enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as financings and the obligations to repurchase securities sold are reflected as a liability in the consolidated statement of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities sold under agreement to repurchase are collateralized by various securities that are either held in safekeeping by the Federal Home Loan Bank of Pittsburgh or delivered to the dealer who arranged the transaction. The market value of such securities exceeds the value of the securities sold under agreements to repurchase.

At September 30, 2001, these agreements had a weighted-average interest rate of 2.83% and mature within one month. Short-term borrowings under repurchase agreements averaged $5,400 and $3,805 during 2001 and 2000, respectively.~The maximum amount outstanding at any month-end was $6,708 and $4,980 during 2001 and 2000, respectively. At September 30, 2001, short-term borrowings under agreements to repurchase securities sold are summarized as follows:

                                                          Collateral
                                                   -----------------------------
                                                         U.S. Government &
                                Weighted            Federal Agency Obligations
                  Repurchase     Average           -----------------------------
                   Liability  Interest Rate        Book Value     Market Value
--------------------------------------------------------------------------------
Within 30 days      $4,599        2.83%              $5,598          $5,631
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

> (15) Financial Instruments with Off-Balance Sheet Risk

At September 30, 2001 and 2000, respectively, the Bank had outstanding commitments to originate loans of $5,434 and $2,221.

The Bank's customers have available lines of credit as follows: consumer, both secured and unsecured, and commercial, generally unsecured. The amount available at September 30, 2001 and 2000 was $11,048 and $9,503, respectively, for consumer lines of credit and $12,306 and $12,485, respectively, for commercial lines of credit. The interest rate for the consumer lines of credit range from 6.25% to 18.0%, the majority of which is at variable rates. The interest rates for the commercial lines of credit are generally variable and based on prevailing market conditions at the time of funding. The Bank's customers also have available letters of credit. The amount available under these letters of credit at September 30, 2001 and 2000 was $87 and $125, respectively. The interest rates are generally variable and based on prevailing market conditions at the time of funding.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that in extending loans to customers. The Bank minimizes this risk by adhering to its written credit policies and by requiring security and debt covenants similar to those contained in loan agreements.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. The collateral consists primarily of residential real estate and personal property.

The Bank does not have any off-balance sheet risk at September 30, 2001, except for the commitments referenced above.


> (16) Income Taxes

The provision for (benefit from) income taxes in the Consolidated Statements of Income consists of the following:

                                                Fiscal Years Ended September 30,
                                                    2001        2000      1999
--------------------------------------------------------------------------------
Current
  Federal                                         $1,186     $1,623       $928
  State                                               56        353        310
--------------------------------------------------------------------------------
Total current                                      1,242      1,976      1,238
--------------------------------------------------------------------------------
  Deferred federal                                  (259)      (492)       (21)
--------------------------------------------------------------------------------
Total                                             $  983     $1,484     $1,217
--------------------------------------------------------------------------------

Total income tax provision for the years ended September 30, 2001, 2000 and 1999 was allocated as follows:

                                                    2001       2000       1999
--------------------------------------------------------------------------------
Income                                            $  983     $1,484     $1,217
Stockholders' equity:
  Accumulated other comprehensive income (loss)    2,482        348     (2,435)
  Compensation expense for tax purposes
    in excess of amounts recognized for
    financial statement purposes                     (17)        --         --
--------------------------------------------------------------------------------

                                                                (Note continued)

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


The difference between the expected and actual tax provision expressed as percentages of income before tax are as follows:

                                                Fiscal Years Ended September 30,
                                                  2001       2000       1999
--------------------------------------------------------------------------------
Expected federal tax rate                         34.0%      34.0%      34.0%
Tax free interest                                (12.5)     (10.5)     (11.4)
State income tax, net of federal tax benefit        .8        4.1        4.5
Other items, net                                   (.9)      (1.2)      (0.6)
--------------------------------------------------------------------------------
Actual tax rate incurred                          21.4%      26.4%      26.5%
--------------------------------------------------------------------------------

The tax effect of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2001 and 2000 are presented below:

                                                             2001          2000
--------------------------------------------------------------------------------
Deferred tax assets (liabilities):
  Fixed assets                                               $480          $300
  Loan loss reserves                                          943           944
  Intangible assets                                           152           182
  Investment securities                                      (738)        1,744
  Other (net)                                                 384           274
--------------------------------------------------------------------------------
                                                           $1,221        $3,444
--------------------------------------------------------------------------------

The Bank has determined that it is not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, future taxable income.

Tax basis bad debt reserves established after 1987 are treated as temporary differences on which deferred income taxes have been provided. Deferred taxes are not required to be provided on tax bad debt reserves recorded in 1987 and prior years (base year bad debt reserves). Approximately $3,404 of the balances in retained income at September 30, 2001, represent base year bad debt deductions for tax purposes only. No provision for federal income tax has been made for such amount. Should amounts previously claimed as a bad debt deduction be used for any purpose other than to absorb bad debts (which is not anticipated), tax liabilities will be incurred at the rate then in effect.


> (17) Stockholders'~Equity

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators, that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Federal Reserve Board (FRB) measures capital adequacy for bank holding companies on the basis of a risk-based capital framework and a leverage ratio. The minimum ratio of total risk-based capital to risk-weighted assets is 8%. At least half of the total capital must be common stockholders' equity (not inclusive of net unrealized gains and losses on available-for-sale debt securities and net unrealized gains on available-for-sale equity securities) and perpetual preferred stock, less goodwill and other nonqualifying intangible assets ("Tier I Capital"). The remainder (i.e., the "Tier II risk-based capital") may consist of hybrid capital instruments, perpetual debt, term subordinated debt, other preferred stock and a limited amount of the allowance for loan losses. At September 30, 2001, the Company had Tier I capital as a percentage of risk-weighted assets of 12.73% and total risk-based capital as a percentage of risk-weighted assets of 13.60%.4

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines currently provide for a minimum ratio of Tier I capital as a percentage of average total assets (the "Leverage Ratio") of 3% for bank holding companies that meet certain criteria, including that they maintain the highest regulatory rating. The minimum leverage ratio for all other bank holding companies is 4%. At September 30, 2001, the Company had a Leverage Ratio of 7.65%.4

A reconciliation of Stockholders' Equity to Regulatory Capital is as follows:

Total Stockholders' equity at September 30, 20011            $35,286
  Plus: Unrealized securities (gains) losses (net)            (1,498)
  Qualifying preferred securities2                            10,250
  Less: Goodwill and intangible assets                        (1,863)
--------------------------------------------------------------------
Tier I Capital at September 30, 2001                          42,175
  Plus: Qualifying loan loss allowance3                        2,871
--------------------------------------------------------------------
Total capital at September 30, 2001                          $45,046
--------------------------------------------------------------------

1 Represents consolidated equity capital of the Company as reported to the FRB on form FR Y-9C for the quarter ended September 30, 2001.
2 Amount included in Tier I capital is limited to 25% of total Tier I capital; the remaining balance is allowable as Tier II capital.
3    Limited to 1.25% of risk adjusted assets.
4 The leverage ratio is Tier I capital as a percentage of adjusted total average assets of $551,430 at September 30, 2001. Tier I and Tier II risk-based capital is calculated as a percentage of risk-weighted assets of $331,288 as of September 30, 2001.

                                                                (Note continued)

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------
(dollar amounts in thousands, except per share data)


The following table sets forth certain information concerning the Bank's regulatory capital at September 30, 2001 and 2000.

                                                     September 30, 2001                 September 30, 2000
                                                           Tier I     Tier II                  Tier I    Tier II
                                               Tier I       Risk-      Risk-       Tier I       Risk-     Risk-
                                                Core        Based      Based        Core        Based     Based
                                               Capital     Capital    Capital      Capital     Capital   Capital
-----------------------------------------------------------------------------------------------------------------
Equity Capital 1                               $40,905     $40,905    $40,905      $33,980     $33,980   $33,980
Unrealized securities (gains) losses            (1,492)     (1,492)    (1,492)       3,127       3,127     3,127
Less goodwill and intangible assets             (1,863)     (1,863)    (1,863)      (1,710)     (1,710)   (1,710)
Plus general valuation allowances2                  --          --      2,871           --          --     2,910
-----------------------------------------------------------------------------------------------------------------
     Total regulatory capital                   37,550      37,550     40,421       35,397      35,397    38,307
Minimum required capital                        22,115      13,110     32,775       21,092      12,951    25,902
-----------------------------------------------------------------------------------------------------------------
     Excess regulatory capital                  15,435      24,440      7,646       14,305      22,446    12,405
-----------------------------------------------------------------------------------------------------------------
Minimum required capital to be
     well capitalized under Prompt
     Corrective Action Provisions              $27,643     $19,665    $32,775      $26,366     $19,427   $32,378
-----------------------------------------------------------------------------------------------------------------
Regulatory capital as a percentage3               6.79%      11.46%     12.33%        6.71%      10.93%    11.83%
Minimum required capital percentage               4.00%       4.00%      8.00%        4.00%       4.00%     8.00%
-----------------------------------------------------------------------------------------------------------------
     Excess regulatory capital percentage         2.79%       7.46%      4.33%        2.71%       6.93%     3.83%
-----------------------------------------------------------------------------------------------------------------
Minimum required capital percentage
     to be well capitalized under
     Prompt Corrective Action Provisions          5.00%       6.00%     10.00%        5.00%       6.00%    10.00%
-----------------------------------------------------------------------------------------------------------------

1 Represents equity capital of the Bank as reported to the FDIC and the Pennsylvania Department of Banking on Form 032 for the quarter ended September 30, 2001.
2    Limited to 1.25% of risk adjusted assets.
3 Tier I leverage capital is calculated as a percentage of adjusted total average assets of $552,863 and $527,311 at September 30, 2001 and 2000, respectively. Tier I and Tier II risk-based capital are calculated as a percentage of adjusted risk-weighted assets of $327,748 and $323,777 at September 30, 2001 and 2000, respectively.


> (18) Employee Stock Compensation Program

In fiscal 1988, the Bank adopted an Employee Stock Compensation Program (the Program) under which shares of common stock can be issued. The Program provides for the grant of both incentive stock options and compensatory stock options. Further, the Program provides that the incentive stock option price to purchase common stock is not less than the fair market value at the date of grant and the compensatory stock option price is equal to or less than the fair market value of the shares at date of grant, that all options terminate no later than ten years from date of grant, and that options become exercisable on a cumulative basis at 50% each year, commencing one year from date of grant. At September 30, 2001, there were no remaining shares available for granting as determined by the Program Administrators.

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


The Company has also adopted the 1993 Employee Stock Compensation Program ("1993 Employee Program"), the 1997 Employee Stock Compensation Program ("1997 Employee Program"), the 1993 Directors' Stock Option Plan ("Directors' Plan"), the 1998 Stock Compensation Program ("1998 Stock Plan") and the 2000 Stock Compensation Plan ("2000 Stock Plan"). Under the 1993 Employee Program, the 1997 Employee Program, the 1998 Stock Plan, and the 2000 Stock Plan, each eligible participant may be granted options to purchase common stock at an amount equal to or less than the fair market value of the shares at the time of the grant of the option. Under the 1993 Directors' Plan, each person who serves as a non-employee director of the Company shall be granted each year an option to purchase 1,890 shares of common stock exercisable at a price equal to the fair market value on the date of the grant. Options granted under the 1993 Employee Program, 1997 Employee Program, 1998 Stock Plan, 2000 Stock Plan, and Directors' Plan will expire no later than 10, 10, 10, 10, and 7 years, respectively, from the date on which the option was or is granted. For the periods presented, options granted for all Plans were granted at the fair market value at the date of grant. Option information presented reflects the 10% stock dividend paid in May 2002 and November 2000.


                                Average   1993    Average   1993      Average   1997     Average   1998   Average  2000   Average
                          1988  Exercise Employee Exercise Directors' Exercise Employee Exercise   Stock  Exercise Stock  Exercise
                        Program  Price   Program   Price    Plan       Price   Program    Price    Plan    Price   Plan    Price
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1998       27,901 $ 7.62    72,879   $ 9.55   41,317     $11.81   27,263    $19.17     --   $   --      --    $   --
Granted                      --     --        --       --    9,450      14.87   26,870     14.25     --       --      --        --
Exercised                (3,993)  4.30    (1,583)    8.48     (100)     12.02       --        --     --       --      --        --
Forfeited                    --     --       (13)   12.02       --         --   (1,449)    15.10     --       --      --        --
------------------------------------------------------------------------------------------------------------------------------------
September 30, 1999       23,908   8.18    71,283     9.58   50,667      12.38   52,684     16.77     --       --      --        --
Granted                      --     --        --       --       --         --   26,690     10.95  9,450    10.95      --        --
Exercised                (6,568)  6.86    (7,400)    8.26   (1,890)      9.29       --        --     --       --      --        --
Forfeited                    --     --    (5,112)   12.01       --         --  (13,338)    15.45     --       --      --        --
10% stock dividend        1,721   8.69     5,841     9.53    4,877      12.50    6,587     14.68    945    10.95      --        --
------------------------------------------------------------------------------------------------------------------------------------
September 30, 2000       19,061   8.67    64,612     9.54   53,654      12.50   72,623     14.69 10,395    10.95      --        --
Granted                      --     --        --       --       --         --   28,310      9.89  6,750     9.89   4,750      9.89
Exercised                (4,690)  7.34    (2,467)    8.46  (10,395)      8.64   (2,787)    10.12     --       --      --        --
Forfeited                    --     --        --       --       --         --   (2,813)     5.75     --       --      --        --
10% stock dividend        1,437   9.13     6,214     9.57    4,325      13.43    9,533     13.48  1,714    10.54     475      9.89
------------------------------------------------------------------------------------------------------------------------------------
September 30, 2001       15,808 $ 9.13    68,359   $ 9.57   47,584     $13.43  104,866    $13.48  18,859  $10.54   5,225    $ 9.89
------------------------------------------------------------------------------------------------------------------------------------
Average contractual
  life remaining
  in years                 2.19             4.22              2.58                7.79              8.65            9.26
Option price
  per share          $4.75 - $ 9.29   $7.65 - $12.02    $7.65 - $19.17     $ 9.89 - $19.17   $ 9.89 - $10.95      $ 9.89
Options available
  for granting at
  September 30, 2001       --              --                --                126,486             --             17,875
------------------------------------------------------------------------------------------------------------------------------------

At September 30, 2001, 2000 and 1999,  239,825,  230,056 and 219,640 shares were immediately exercisable at average prices of $12.05, $11.93 and $11.69, respectively.

                                                                (Note continued)

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

                                   Options Outstanding                          Options Exercisable
                      ------------------------------------------------     ------------------------------
                        Number      Weighted-average                          Number
Range of              Outstanding      Remaining      Weighted-average     Exercisable  Weighted-average
Exercise Prices       at 9/30/01    Contractual Life  Exercise Price       at 9/30/01    Exercise Price
---------------------------------------------------------------------------------------------------------
$4.75 to $5.96             720         .99 years           $ 5.64               720          $ 5.64
$7.65 to $12.02        186,957        5.62                   9.97           166,080            9.95
$14.25 to $19.17        73,024        5.79                  16.88            73,024           16.88
---------------------------------------------------------------------------------------------------------
                       260,701        5.66                 $11.90           239,824          $12.05
---------------------------------------------------------------------------------------------------------

In October 1995, the FASB issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation"~("SFAS~No. 123"). SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. Effective for fiscal years beginning after December 15, 1995, SFAS No. 123 allows financial institutions to expense an estimated fair value of stock options or to continue to measure compensation expense for stock option plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB~No. 25"). Entities that elect to continue to measure compensation expense based on APB~No. 25 must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. The Company has elected to continue to measure compensation cost using the intrinsic value method prescribed by APB~No. 25. Had the Company used the fair value method, net income and earnings per share would have been as follows:

                                                        September 30,
                                                 2001        2000        1999
--------------------------------------------------------------------------------
Net income
  As reported                                  $3,612      $4,132      $3,379
  Pro Forma                                     3,553       4,053       3,261
--------------------------------------------------------------------------------
Basic earnings per share
  As reported                                   $1.59       $1.79       $1.42
  Pro Forma                                      1.56        1.76        1.37
Diluted earnings per share
  As reported                                    1.56        1.77        1.39
  Pro Forma                                      1.53        1.74        1.34
--------------------------------------------------------------------------------

Using a Black-Scholes option valuation model, the weighted-average fair value of options granted during fiscal 2001, 2000, and 1999 under the 1997 Employee
Program was $1.51, $2.48 and $3.33, respectively. The fair value of options granted under the 1998 Stock Plan during fiscal 2001 and 2000 was $1.52 and $2.48, respectively. The fair value of options granted under the 2000 Stock Plan during fiscal 2001 was $1.52. The fair value of options granted under the 1993 Directors' Plan during fiscal 1999 was $3.50.

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)

The fair value for these options was estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively, for the 1997 Employee
Program: risk-free interest rate of 5.03%, 6.38% and 4.58%; dividend yield of 5.01%, 4.11% and 3.15%; volatility factor of the expected market price of the Company's common stock of 21.6%, 24.1% and 24.9%; and a weighted-average expected life of the options of 7 years. The following weighted-average assumptions for 2001 and 2000, respectively, for the 1998 Stock Plan were used: risk-free interest rate of 5.03% and 6.38%; dividend yield of 5.01% and 4.11%; volatility factor of the expected market price of the Company's common stock of 21.6% and 24.1%; and a weighted-average expected life of the options of 7.4 and 7 years. The following weighted-average assumptions for 2000 for the 2000 Stock Plan were used: risk-free interest rate of 5.03%; dividend yield of 5.01%; volatility factor of the expected market price of the Company's common stock of 21.6%; and a weighted-average expected life of the options of 7.4 years. The following weighted-average assumptions for 1999 for the 1993 Directors' Plan were used: risk-free interest rate of 4.37%; dividend yield of 2.71%; volatility factor of the expected market price of the Company's common stock of 24.8%; and a weighted-average expected life of the options of 6.2 years.

In management's opinion, existing stock option valuation models do not provide a reliable single measure of the fair value of employee and director stock options that have vesting provisions and are not transferable. In addition, option valuation models require input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.


> (19) Employee Benefit Plans

Post-Retirement Benefits Plan

During 1998, the Bank established a non-qualified Salary Continuation Plan covering certain officers of the Bank. The Plan is unfunded and provides benefits to participants based upon amounts stipulated in the Plan agreements for a period of 15 years from normal retirement, as defined in the respective Plan agreements. Participants vest in benefits based upon years of service from Plan initiation to normal retirement age. Expense is being accrued based on the present value of future benefits which the participant is vested in. Expense recognized under the Plan for 2001, 2000 and 1999 was approximately $124, $113 and $107, respectively.

The Bank has entered into life insurance policies designed to offset the Bank's contractual obligation to pay preretirement death benefits and to recover the cost of providing benefits. Participants in the Plan are the insured under the policy, and the Bank is the owner and beneficiary.

Group Term Replacement Plan

The Bank has purchased life insurance policies on the lives of certain officers of the Bank. By way of separate split dollar agreements, the policy interest is divided between the Bank and the officer. The Bank owns the policy cash surrender value, including accumulated policy earnings, and the policy death benefits over and above the cash surrender value are endorsed to the employee and beneficiary. Death benefit payments are the obligation of the insurance company. The Bank has no benefit obligation to the officer. Income recognized in 2001, 2000 and 1999 as a result of increased cash surrender value was approximately $63, $58 and $54, respectively.

Employee Stock Ownership Plan

The Bank maintains a non-contributory, tax qualified Employee Stock Ownership Plan ("ESOP") for the benefit of officers and employees who have met certain eligibility requirements related to age and length of service. Each year, the Bank makes a discretionary contribution to the ESOP in cash, Company common stock or a combination of cash and Company stock. Amounts charged to compensation expense were $183, $180 and $169 in fiscal 2002, 2001 and 2000, respectively.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (20) Selected Quarterly Financial Data (Unaudited)

                                                                Three Month Periods Ended
                                                         Dec. 31   March 31  June 30  Sept. 30
----------------------------------------------------------------------------------------------
Fiscal 2001:
  Interest income                                        $ 9,716   $ 9,719   $ 9,577   $ 9,603
  Interest expense                                         6,770     6,618     6,642     6,629
----------------------------------------------------------------------------------------------
  Net interest income before provision for loan losses     2,946     3,101     2,935     2,974
  Provision for loan losses                                   90       110       125       150
  Other income                                               448       470       633       675
  Operating expenses                                       2,167     2,299     2,352     2,294
----------------------------------------------------------------------------------------------
  Income before income taxes                               1,137     1,162     1,091     1,205
  Income tax provision                                       250       256       240       237
----------------------------------------------------------------------------------------------
  Net income                                             $   887   $   906   $   851   $   968
----------------------------------------------------------------------------------------------
  Basic earnings per share                               $   .38   $   .40   $   .37   $   .44
  Diluted earnings per share                             $   .38   $   .38   $   .37   $   .43
----------------------------------------------------------------------------------------------
Fiscal 2000:
  Interest income                                        $ 8,454   $ 8,736   $ 9,050   $10,237
  Interest expense                                         5,233     5,668     5,975     7,056
----------------------------------------------------------------------------------------------
  Net interest income before provision for loan losses     3,221     3,068     3,075     3,181
  Provision for loan losses                                  120       120       120       110
  Other income                                               432       483       436       523
  Operating expenses                                       2,049     2,029     2,018     2,237
----------------------------------------------------------------------------------------------
  Income before income taxes                               1,484     1,402     1,373     1,357
  Income tax provision                                       419       389       395       281
----------------------------------------------------------------------------------------------
  Net income                                             $ 1,065   $ 1,013   $   978   $ 1,076
----------------------------------------------------------------------------------------------
  Basic earnings per share                               $   .45   $   .45   $   .43   $   .46
  Diluted earnings per share                             $   .45   $   .44   $   .42   $   .46
----------------------------------------------------------------------------------------------


> (21) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS~No. 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the Consolidated Statement of Financial Condition as of September 30, 2001 and 2000. SFAS~No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of Fidelity Bancorp, Inc. and subsidiaries. The carrying amounts reported in the Consolidated Statements of Financial Condition approximate fair value for the following financial instruments:~cash, interest-earning deposits with other institutions, investment securities available-for-sale, mortgage-backed securities available-for-sale, and all deposits except time deposits.

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


At September 30, 2001, the estimated fair value of investment securities held-to-maturity exceeded the net carrying value by approximately $818. At September 30, 2000, the net carrying value of investment securities held-to-maturity exceeded the estimated fair value by approximately $6. At
September 30, 2001, the estimated fair value of mortgage-backed securities~held-to-maturity exceeded the net carrying value by approximately $625. The net carrying value of mortgage-backed securities held-to-maturity at September 30, 2000, exceeded the estimated fair value by $144. Estimated fair values are based on quoted market prices, dealer quotes, and prices obtained from independent pricing services. Refer to Notes 2 through 5 of the financial statements for the detail on breakdowns by type of investment products.

The estimated fair value of loans exceeded the net carrying value at September 30, 2001 and 2000 by approximately~$10,907 and $5,477, respectively. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds.

The estimated fair market value of loan commitments at both September 30, 2001 and 2000 was equal to the carrying value of the commitments on those dates.

The carrying amounts and estimated fair values of deposits at September 30, 2001 and September 30, 2000 are as follows:

                                   September 30, 2001       September 30, 2000
                                 Carrying    Estimated     Carrying   Estimated
                                  Amount     Fair Value     Amount    Fair Value
--------------------------------------------------------------------------------
Noninterest-bearing:
     Demand accounts              $21,501      $21,501      $19,115     $19,115
Interest-bearing:
     NOW and MMDA accounts         49,086       49,086       47,340      47,340
     Passbook accounts             52,571       52,571       52,289      52,289
     Time deposits                190,343      193,811      171,887     171,733
--------------------------------------------------------------------------------
Total Deposits                   $313,501     $316,969     $290,631    $290,477
--------------------------------------------------------------------------------

The carrying amounts of noninterest-bearing demand accounts, interest-bearing NOW and MMDA accounts and passbook accounts approximate their fair values. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of advances and other borrowings at September 30, 2001 and 2000~are as follows:

                                  September 30, 2001        September 30, 2000
                                Carrying    Estimated      Carrying   Estimated
                                 Amount     Fair Value      Amount    Fair Value
--------------------------------------------------------------------------------
Advances and other borrowings   $199,780    $212,448       $218,511     $218,013
--------------------------------------------------------------------------------

Fair values for advances and other borrowings are estimated using a discounted cash flow calculation that applies contractual cost of the existing borrowings to current market rates being offered for borrowings of similar remaining maturities.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


> (22) Fidelity Bancorp, Inc. Financial Information

(Parent Company Only)

Following are condensed financial statements for the parent company. Condensed Statements of Financial Condition

                                                                     September 30,
                                                                    2001        2000
-------------------------------------------------------------------------------------
Assets
  Cash                                                          $    173    $    239
  Investment in subsidiary bank                                   40,905      33,980
  Investment in subsidiary trust                                     324         324
  Investment securities available-for-sale                         4,209       4,373
  Mortgage-backed securities available-for-sale                      593         639
  Other assets                                                       810         817
-------------------------------------------------------------------------------------
    Total Assets                                                $ 47,014    $ 40,372
-------------------------------------------------------------------------------------
Liabilities
  Subordinated debentures                                       $ 10,567    $ 10,567
  Other liabilities                                                1,161         218
-------------------------------------------------------------------------------------
    Total Liabilities                                             11,728      10,785
-------------------------------------------------------------------------------------
Stockholders' Equity
  Common stock ($.01 par value, 10,000,000 shares authorized;
   2,460,285 and 2,433,570 shares issued)1                            22          22
  Treasury stock, at cost-- 288,187 and 128,955 shares1           (3,872)     (1,680)
  Additional paid-in capital                                      14,789      14,524
  Retained earnings                                               22,887      20,106
  Accumulated other comprehensive income, net of tax               1,460      (3,385)
-------------------------------------------------------------------------------------
    Total Stockholders' Equity                                    35,286      29,587
-------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity                  $ 47,014    $ 40,372
-------------------------------------------------------------------------------------

1 Common stock outstanding was restated to reflect the 10% stock dividend paid on May 28, 2002 and November 28, 2000.

Condensed Statements of Income

                                                            September 30,
                                                      2001       2000      1999
--------------------------------------------------------------------------------
Equity in undistributed earnings of subsidiaries   $ 2,277    $(2,276)  $ 2,713
Dividends received from subsidiary                   1,871      6,917     1,137
Interest income                                        348        308       475
Interest expense                                    (1,055)    (1,055)   (1,055)
Other income                                            --        117        --
Other expenses                                        (119)       (78)      (76)
Income tax benefit                                     290        199       185
--------------------------------------------------------------------------------
    Net Income                                     $ 3,612    $ 4,132   $ 3,379
--------------------------------------------------------------------------------

                                                                (Note continued)

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

(dollar amounts in thousands, except per share data)


Condensed Statements of Cash Flows

                                                                    September 30,
                                                              2001       2000       1999
-----------------------------------------------------------------------------------------
Operating Activities
  Net income                                               $ 3,612    $ 4,132    $ 3,379
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Equity in undistributed earnings in subsidiary        (2,277)     2,276     (2,713)
      (Gain) loss on sale of investments                        37       (117)        --
      Increase in interest receivable                            1         57         64
      Other changes, net                                       986         12        217
-----------------------------------------------------------------------------------------
        Net cash provided by operating activities            2,359      6,360        947
-----------------------------------------------------------------------------------------
Investing Activities
  Purchase of Pennwood Bancorp, Inc.                            --     (7,278)    (3,000)
  Purchase of investment securities and
    mortgage-backed securities available-for-sale             (362)      (770)      (255)
  Sale of investment securities available-for-sale             230        651         --
  Maturities and principal repayments
    of investment securities and mortgage-backed
    securities available-for-sale                              558        123      4,620
-----------------------------------------------------------------------------------------
        Net cash provided (used) by investing activities       426     (7,274)     1,365
-----------------------------------------------------------------------------------------
Financing Activities
  Stock options exercised                                      207        149         39
  Sale of stock through Dividend Reinvestment Plan              58         72         98
  Dividends paid                                              (830)      (762)      (749)
  Stock repurchase                                          (2,286)      (727)      (953)
-----------------------------------------------------------------------------------------
        Net cash (used) by financing activities             (2,851)    (1,268)    (1,565)
-----------------------------------------------------------------------------------------
        Increase (decrease) in cash                            (66)    (2,182)       747
Cash at Beginning of Year                                      239      2,421      1,674
-----------------------------------------------------------------------------------------
Cash at End of Year                                        $   173    $   239    $ 2,421
-----------------------------------------------------------------------------------------

During fiscal 1998, $9,010 of investment securities available-for-sale were transferred to the Company from the Bank representing distributions of prior years' undistributed earnings. Fidelity Bancorp, Inc. is a bank holding company organized under the Pennsylvania Business Corporation Law. It was organized to operate principally as a holding company for its wholly owned subsidiary, Fidelity Bank. The Company acquired the Bank in a reorganization, approved by the stockholders of the Bank on January 26, 1993, and completed on August 19, 1993. On May 13, 1997, FB Capital Trust, a statutory business trust, was created under Delaware law. The Trust is a wholly-owned subsidiary of the Company. In conjunction with the acquisition of Pennwood Bancorp, Inc. by the Company, the net assets acquired were contributed to the Bank subsidiary.


> (23) Contingent Liabilities

The Company is subject to a number of asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, after consultation with legal counsel, the resolution of these claims will not have a material adverse effect on the Company's financial position, liquidity or results of operations.

--------------------------------------------------------------------------------
                          Notes to Consolidated Financial Statements - continued
--------------------------------------------------------------------------------

> (24) Acquisitions

On February 18, 2000, the Company announced the signing of a Definitive Agreement and Plan of Merger whereby Fidelity Bancorp, Inc. would acquire all the outstanding common stock of Pennwood Bancorp, Inc. ("Pennwood"), parent company of Pennwood Savings Bank, for $11.91 per share in cash or approximately $7,271. Subsequently, on May 9, 2000, Fidelity Bank signed an agreement to sell the real property, furniture, fixtures and equipment and to transfer the related deposits of the two branch offices of Pennwood Savings Bank located in Kittanning, Pennsylvania to The Farmers National Bank of Kittanning ("Farmers"). The acquisition of Pennwood and the sale of the Kittanning branches to Farmers was completed on July 14, 2000.

The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Pennwood have been included in the Company's consolidated financial statements from July 14, 2000. Goodwill arising from the transaction was $1,987. The estimated useful life for the straight-line amortization of the goodwill is expected to be 15 years.

The following unaudited pro forma financial information presents the combined results of operations of the Company and Pennwood as if the acquisition had occurred as of the beginning of fiscal 2000 and fiscal 1999, after giving effect for certain adjustments, including amortization of goodwill and certain acquisition and conversion costs and the related income tax effects. The unaudited pro forma information for the years ended September 30, 2000 and 1999 is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the period presented.


                                                             2000         1999
--------------------------------------------------------------------------------
Interest income                                            $39,449      $34,922
Interest expense                                            25,704       21,185
--------------------------------------------------------------------------------
Net interest income                                         13,745       13,737
Provision for loan losses                                      691          580
--------------------------------------------------------------------------------
Net interest income after provision for loan losses         13,054       13,157
Other income                                                 2,103        1,709
Operating expenses                                           9,797        9,870
--------------------------------------------------------------------------------
Income before income tax provision                           5,360        4,996
Income tax provision                                         1,514        1,399
--------------------------------------------------------------------------------
Net income                                                  $3,846       $3,597
--------------------------------------------------------------------------------
Diluted net income per share                                 $1.65        $1.58
--------------------------------------------------------------------------------

> (25) Subsequent Event

On October 10, 2001, the Company announced the signing of a Definitive Agreement and Plan of Merger whereby Fidelity Bancorp, Inc. will acquire all the outstanding common stock of Carnegie Financial Corporation ("Carnegie") for $13.41 per share in cash or Fidelity common stock. This represents an acquisition value of approximately $3,300. No less than 50.1% and no more than 55% of the outstanding common stock of Carnegie may be exchanged for Fidelity common stock. Stockholders of Carnegie who elect to receive Fidelity stock as consideration will receive the number of shares of Fidelity common stock equal to the result obtained by dividing $13.41 by the average closing price of Fidelity's common stock for the fifteen consecutive full trading days (excluding from the average any days within the 15 day period that the stock does not trade) immediately preceding one week before the closing of the merger. The acquisition is subject to several contingencies, including approval by the stockholders of Carnegie and receipt of regulatory approval, and is expected to be effective in the second quarter of the Company's fiscal year 2002.

> (26) Subsequent Event

Per share amounts have been restated to give retroactive effect to the 10% stock dividend paid on May 28, 2002.

               Index to First Pennsylvania's Financial Statements

Report of Independent Auditors..................................................................................G-1

Statements of Financial Condition at June 30, 2002 (unaudited), and
     December 31, 2001 and 2000.................................................................................G-2

Statements of Income for the six months ended  June 30, 2002 and 2001 (unaudited)
     and for each of the years in the two-year period ended December 31, 2001...................................G-3

Statements of Changes in Retained Earnings for each of the years in the two-year period ended
     December 31, 2001 and for the six months ended June 30, 2002 (unaudited)...................................G-4

Statements of Cash Flows for the six months ended  June 30, 2002 and 2001 (unaudited)
     and for each of the years in the two-year period  ended December 31, 2001..................................G-5

Notes to Financial Statements...................................................................................G-7

Other schedules are omitted as they are not required or are not applicable or the required information is shown in the financial statements or related notes.


                                       G

                                                          [LOGO]

                                                    Stokes & Hinds, LLC

                                               Certified Public Accountants
                                                 & Business Advisors


                                                          Members:
                                            American and Pennsylvania Institutes
                                              of Certified Public Accountants

                                                   Division for CPA Firms:
                                                    SEC Practice Section




                              INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
First Pennsylvania Savings Association


We have audited the accompanying statements of financial condition of First Pennsylvania Savings Association as of December 31, 2001 and 2000, and the related statements of income, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Pennsylvania Savings Association at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/Stokes & Hinds, LLC


March 22, 2002
Pittsburgh, Pennsylvania

                                                           9401 McKnight Road
                                                         Pittsburgh, Pennsylvani
                                                                 15237-6000
                                                           Phone 412-364-0590
                                                         Voice Mail 412-364-6070
                                                             Fax 412-364-6176
                                                          www.stokes-hinds.com

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION

                        STATEMENTS OF FINANCIAL CONDITION

                                                                             June 30, 2002                 December 31,
                                                                              (UNAUDITED)            2001               2000

                                                                         -----------------  -----------------  -----------------
                                     ASSETS
Cash and cash equivalents
      Interest-bearing                                                        $ 11,838,515         $2,851,267          $ 607,558
      Non-interest bearing                                                          99,274            111,642            107,825
Certificates of deposit                                                                  -                  -          2,578,000
Securities available-for-sale, at fair value                                     6,359,265          2,902,825          1,791,629
Mortgage-Backed Securities available-for-sale, at fair value                       541,862         13,436,725         13,809,032
Federal Home Loan Bank stock, at cost                                              607,500            609,500            609,500
Loans and real estate, net                                                       6,868,484          6,707,545          6,327,018
Accrued interest receivable                                                         77,148            145,678            149,742
Premises and equipment, net                                                        208,043            217,682            238,414
Prepaid expenses                                                                    87,134             42,606             33,760
Deferred income taxes                                                                7,507                  -             11,491
Prepaid income taxes                                                                 3,609              3,609              5,478
                                                                          -----------------  -----------------  -----------------

                                                                              $ 26,698,341        $27,029,079        $26,269,447
                                                                          =================  =================  =================

                        LIABILITIES AND RETAINED EARNINGS

Deposits                                                                      $ 12,890,106        $12,796,807        $12,237,808
FHLB advances                                                                   12,141,053         12,156,587         12,186,042
Advances from borrowers for taxes and insurance                                     18,897             14,904              5,990
Accrued expenses and other liabilities                                              66,783             65,686             74,022
Deferred income taxes                                                                    -             82,251                  -
                                                                          -----------------  -----------------  -----------------

                                                                                25,116,839         25,116,235         24,503,862
                                                                          -----------------  -----------------  -----------------
Commitments and Contingencies

Retained earnings                                                                1,598,915          1,795,620          1,790,058
Accumulated other comprehensive income, net of applicable
      deferred income taxes of $(11,608), $78,150 and $(16,315)                    (17,413)           117,224            (24,473)
                                                                          -----------------  -----------------  -----------------
                                                                                 1,581,502          1,912,844          1,765,585
                                                                          -----------------  -----------------  -----------------
                                                                              $ 26,698,341        $27,029,079        $26,269,447
                                                                          =================  =================  =================

See accompanying notes.

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION

                              STATEMENTS OF INCOME

                                                             Six Months Ended June 30,           Years Ended December 31,
                                                              2002               2001            2001               2000
                                                          --------------------------------   --------------     --------------
                                                                    (UNAUDITED)
                                                          --------------------------------
INTEREST AND DIVIDEND INCOME
      Loans                                                   $ 264,556          $264,200        $ 534,087          $ 520,751
      Investments                                               473,069           622,599        1,154,608          1,188,204
                                                          --------------     -------------   --------------     --------------

          TOTAL INTEREST AND DIVIDEND INCOME                    737,625           886,799        1,688,695          1,708,955
                                                          --------------     -------------   --------------     --------------
INTEREST EXPENSE
      NOW accounts                                               10,710            14,050           28,662             26,580
      Money market accounts                                      12,639            11,199           23,684             26,692
      Passbook savings accounts                                  49,125            52,735          106,222            117,635
      Certificates of deposits                                  148,795           186,519          360,998            344,069
      FHLB advances                                             376,033           377,180          759,784            631,943
                                                          --------------     -------------   --------------     --------------
          TOTAL INTEREST EXPENSE                                597,302           641,683        1,279,350          1,146,919
                                                          --------------     -------------   --------------     --------------
          NET INTEREST INCOME                                   140,323           245,116          409,345            562,036

PROVISION FOR LOAN LOSSES                                             -            11,200           12,200              3,600
                                                          --------------     -------------   --------------     --------------
          NET INTEREST INCOME AFTER
              PROVISION FOR LOAN LOSSES                         140,323           233,916          397,145            558,436
                                                          --------------     -------------   --------------     --------------
NONINTEREST INCOME
      Service charges and other fees                              9,184             8,585           20,429             13,295
      Net gain on sale of real estate owned                           -                 -            4,552                  -
      Net gain (loss) on sale of securities
        Available-f                                             (77,652)           86,788          160,427              2,324
                                                          --------------     -------------   --------------     --------------

              TOTAL NONINTEREST INCOME                          (68,468)           95,373          185,408             15,619
                                                          --------------     -------------   --------------     --------------
NONINTEREST EXPENSE
      Compensation and benefits                                 150,061           188,049          341,664            361,170
      Occupancy and equipment expense                            31,280            32,553           62,160             56,505
      SAIF deposit insurance premium                              9,984             5,608           15,585             10,893
      Other                                                      77,235            87,172          156,436            139,148
                                                          --------------     -------------   --------------     --------------
              TOTAL NONINTEREST EXPENSE                         268,560           313,382          575,845            567,716
                                                          --------------     -------------   --------------     --------------
              INCOME (LOSS) BEFORE INCOME TAXES                (196,705)           15,907            6,708              6,339
                                                          --------------     -------------   --------------     --------------
INCOME TAX EXPENSE (BENEFIT)                                          -             2,000            1,146               (953)
                                                          --------------     -------------   --------------     --------------

              NET INCOME (LOSS)                               $(196,705)          $13,907          $ 5,562            $ 7,292
                                                          ==============     =============   ==============     ==============

See accompanying notes.

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                   STATEMENTS OF CHANGES IN RETAINED EARNINGS

                                                            ACCUMULATED
                                                                OTHER
                                               RETAINED     COMPREHENSIVE
                                               EARNINGS     INCOME (LOSS)     TOTAL
                                           --------------   -------------  -----------
BALANCE AT JANUARY 1, 2000                   $ 1,782,766    $  (253,547)   $ 1,529,219
COMPREHENSIVE INCOME
Net income                                         7,292              -          7,292
Other comprehensive income, net of tax:
     Change in unrealized gain (loss) on
         securities available-for-sale,
         net of applicable deferred income
         taxes of $151,786                             -        227,680        227,680
     Reclassification adjustment, net
         of $930 income tax                            -          1,394          1,394
                                                                           -----------

                                                                               229,074
                                                                           -----------

         TOTAL COMPREHENSIVE INCOME                                            236,366
                                             -----------    -----------    -----------

BALANCE AT DECEMBER 31, 2000                   1,790,058        (24,473)     1,765,585

COMPREHENSIVE INCOME
Net income                                         5,562              -          5,562
Other comprehensive income, net of tax:
     Change in unrealized gain on
         securities available-for-sale,
         net of applicable deferred income
         taxes of $67,647                              -        101,470        101,470
     Reclassification adjustment, net
         of $26,818 income tax                         -         40,227         40,227
                                                                           -----------

                                                                               141,697
                                                                           -----------

         TOTAL COMPREHENSIVE INCOME                                            147,259
                                             -----------    -----------    -----------

BALANCE AT DECEMBER 31, 2001                 $ 1,795,620    $   117,224    $ 1,912,844

COMPREHENSIVE INCOME
Net income (loss)                               (196,705)             -       (196,705)
Other comprehensive income, net of tax:
     Change in unrealized gain on
         securities available-for-sale,
         net of applicable deferred income
         taxes of $(3,240)                             -         (4,861)        (4,861)
     Reclassification adjustment, net
         of $86,518 income tax benefit                 -       (129,776)      (129,776)
                                                                           -----------

                                                                              (134,637)
                                                                           -----------

         TOTAL COMPREHENSIVE INCOME (LOSS)                                    (331,342)
                                             -----------    -----------    -----------

BALANCE AT JUNE 30, 2002                     $ 1,598,915    $   (17,413)   $ 1,581,502
                                             ===========    ===========    ===========

See accompanying notes.

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION

                            STATEMENTS OF CASH FLOWS

                                                                 SIX MONTHS ENDED JUNE 30,                 YEARS ENDED DECEMBER 31,
                                                                  2002                2001                  2001           2000
                                                            -----------------   -------------            ----------- ---------------
                                                                          (UNAUDITED)
                                                            ---------------------------------
OPERATING ACTIVITIES

    Net income (loss)                                             $ (196,705)       $ 13,907                $ 5,562       $ 7,292
    Adjustments to reconcile net income (loss) to
    net cash provided by operating activities
       Provision for loan losses                                           -          11,200                 12,200         3,600
       Depreciation of premises and equipment                          9,639          10,366                 20,732        21,112
       Net loss (gain) on sale of securities
           available-for-sale                                         77,652         (86,788)              (160,427)       (2,324)
       Gain on sale of real estate owned                                   -               -                 (4,552)            -
       Amortization of:
           Premiums and discounts on investment
               securities                                            (26,827)        (12,402)                16,475         9,400
           Deferred loan origination fees                             (1,230)         (2,004)                (4,151)       (6,517)
       (Increase) decrease in:
           Accrued interest receivable                                68,530          25,528                  4,064       (35,335)
           Prepaid expenses and other assets                         (44,528)        (76,186)                (8,846)       (5,077)
           Prepaid income taxes                                            -           2,000                  1,869        (1,594)
           Deferred income taxes                                           -               -                   (723)         (889)
       Increase (decrease) in:
           Accrued expenses and other liabilities                      1,097          (7,105)                (8,336)        5,514
                                                            -----------------   -------------     ------------------ -------------
NET CASH PROVIDED BY (USED IN) OPERATING
    ACTIVITIES                                                      (112,372)       (121,484)              (126,133)       (4,818)
                                                            -----------------   -------------     ------------------ -------------
INVESTING ACTIVITIES

    Purchases of certificates of deposit                                   -               -               (594,000)   (1,782,000)
    Proceeds from maturities of certificates of
       deposit                                                             -       1,982,000                695,000       397,000
    Proceeds from sale of certificates of deposit                          -               -              2,517,769             -
    Proceeds from maturities of and principal
       repayments of securities available-for-sale                   800,000         500,000              2,300,000       299,875
    Proceeds from sale of securities available-for-sale                    -               -              1,306,500             -
    Purchases of securities available-for-sale                    (4,244,588)       (752,456)            (4,754,913)   (1,299,875)
    Proceeds from principal repayments on mortgage
       backed securities available-for-sale                        2,977,877       2,190,515              3,342,186     2,357,243
    Proceeds from sales of mortgage-backed
       securities available-for-sale                              13,515,936       1,967,820             62,208,143     2,096,641
    Purchases of mortgage backed securities
       available-for-sale                                         (3,886,022)     (2,271,283)           (64,801,460)   (5,645,044)
    Net loan originations and principal repayments                  (159,709)       (276,737)              (469,312)       54,684
    Proceeds from sale of real estate owned                                -               -                 80,642             -
    Capitalized costs of real estate owned                                 -               -                  4,646             -
    Net sale (purchase) of Federal Home Loan
       Bank stock                                                      2,000               -                      -       (59,500)
    Purchase of premises and equipment                                     -               -                      -       (21,878)
                                                            -----------------   -------------     ------------------ -------------
NET CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES                                                   $ 9,005,494     $ 3,339,859            $ 1,835,201   $(3,602,854)
                                                            -----------------   -------------     ------------------ -------------

See accompanying notes.

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION

                            STATEMENTS OF CASH FLOWS


                                                                 SIX MONTHS ENDED JUNE 30,       YEARS ENDED DECEMBER 31,
                                                                    2002              2001          2001         2000
                                                              -----------------   ----------   ------------  -------------
                                                                           (UNAUDITED)
                                                              ------------------------------
FINANCING ACTIVITIES

    Net increase (decrease) in deposits                       $     93,299    $    422,504    $    558,999    $   (918,533)
    Net (decrease) increase in Federal Home Loan
       Bank advances                                               (15,534)        (14,465)        (29,455)      4,386,042
    Net increase in advances from borrowers for
       taxes and insurance                                           3,993           6,056           8,914           1,927
                                                              ------------    ------------    ------------    ------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                           81,758         414,095         538,458       3,469,436
                                                              ------------    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH AND CASH
    EQUIVALENTS                                                  8,974,880       3,632,470       2,247,526        (138,236)

CASH AND CASH EQUIVALENTS AT BEGINNING
    OF PERIOD                                                    2,962,909         715,383         715,383         853,619
                                                              ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END
    OF PERIOD                                                 $ 11,937,789    $  4,347,853    $  2,962,909    $    715,383
                                                              ============    ============    ============    ============

SUPPLEMENTAL DISCLOSURES


    Cash paid during the periods for:
       Interest on deposits, advances, and other borrowings   $    640,660    $    600,075    $  1,278,579    $  1,122,095
                                                              ============    ============    ============    ============
       Income taxes                                           $          -    $      1,005    $          -    $      1,530
                                                              ============    ============    ============    ============

    Loans transferred to real estate owned                    $          -    $          -    $     71,446    $          -
                                                              ============    ============    ============    ============

See accompanying notes.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Pennsylvania Savings Association and the methods of applying those policies conform with accounting principles generally accepted in the United States of America. The accounting and reporting policies and the methods of applying those policies which significantly affect the determination of financial position, results of operations, and cash flows are summarized below.

The statement of financial condition as of June 30, 2002, and the related statement of income, changes in retained earnings and cash flows for the six months ended June 30, 2002 and the related statement of income and cash flows for the six months ended June 30, 2001 are unaudited and have been prepared in accordance with the requirements for a presentation of interim financial statements and are in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for a fair presentation of the interim periods have been reflected.

Nature of Operations

First Pennsylvania Savings Association ("Association") is a state chartered mutual savings and loan which provides a variety of financial services to individuals and business customers through their office in Pittsburgh, Pennsylvania. The Association's primary deposit products are interest-bearing checking, money market and passbook savings accounts and certificates of deposit. Their primary lending products are single-family residential loans. The Association is supervised by the Office of Thrift Supervision (OTS) and the Pennsylvania Department of Banking.

Presentation of Cash Flow

For purposes of reporting cash flows, the Association considers cash on hand, and deposits in other financial institutions with an original maturity of ninety
(90) days or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

A majority of the Association's loan portfolio consists of single-family residential loans in the Pittsburgh area. The regional economy is currently stable and consists of various types of industry. Real estate prices in this market are also stable, however, the ultimate collectibility of a substantial portion of the Association's loan portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Association's estimated allowance for loan losses. Such agencies may require the Association to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Held-to-Maturity and Available-for-Sale

The Association follows the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. Pursuant to Statement 115, management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Association has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of retained earnings.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in gain (loss) on sale of investments. The cost of securities sold is based on the specific identification method.

Federal Home Loan Bank Stock

Investment in stock of a Federal Home Loan Bank is required by law of every federally insured savings and loan or savings bank. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value.

Loans and Allowance for Loan Losses

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees.

Loan origination and commitment fees, net of loan origination costs are deferred and amortized as yield adjustments over the contractual lives of the related loans using the effective interest method.

The Association follows the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by Statement No. 118. Under this Standard, the Association estimates credit losses on impaired loans based on the present value of expected cash flows or fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral.

Impaired loans are loans for which it is probable that the Association will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Association individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Association may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans and Allowance for Loan Losses (Continued)

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

The allowance for loan losses is increased by charges to income and recoveries and decreased by charge-offs. Management's periodic evaluation of the allowance is based on the Association's past loan loss experience, losses inherent in the loan portfolio that are both probable and reasonably estimatible, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. While management believes it uses the best information available to make evaluations, future adjustments to the allowance may be necessary if circumstances differ substantially from the assumptions used in making the evaluations.

Uncollectible interest on loans that is contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments are back to normal, in which case the loan is returned to accrual status.

Foreclosed Real Estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the Association has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Subsequent costs directly related to the development or improvement of foreclosed real estate are capitalized while costs incurred in maintaining foreclosed real estate are included in "Other noninterest expense".

Premises and Equipment

Land is carried at cost. Buildings and improvements, and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation. Depreciation expense is calculated using the straight line method over the estimated useful lives of the assets, which are as follows:

         Building                                        30 years
         Furniture, fixtures and equipment              3 - 5 years

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accrued interest income and accumulated depreciation for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

On January 1, 1998, the Association adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. For the Association, this includes net income and unrealized gains and losses on available for sale investment securities. This Statement requires comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements.

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets".

Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also specifies certain criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. These provisions had no impact on the Association's financial statements.

Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer need to be amortized, but instead tested for impairment at lease annually in accordance with the provisions of Statement No.
142. Statement No. 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual value, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." These provisions had no impact on the Association's financial statements.

In June 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. This statement requires entities to record the fair value of a liability for an asset retirement obligation ("ARO") in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of Statement No. 143 is not expected to have a material effect on First Pennsylvania's financial position or results of operation.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," however, it retains many of the fundamental provisions of that Statement. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material effect on the financial condition or results of operations of the Association.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Management has not determined the impact of applying these provisions. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. These provisions had no impact on the Association's financial statements.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards (continued)

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial reporting for costs associated with exit or disposal activities and nullifies Emerging Task Force (EITF) Issue No. 94-3. The statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged.

NOTE B - SECURITIES/MORTGAGE-BACKED SECURITIES AVAILABLE-FOR-SALE

The amortized cost and estimated fair values of the Association's investments in securities available-for-sale at June 30, are as follows:

                                              2002 (UNAUDITED)
                            -------------------------------------------------------
                                                            GROSS       ESTIMATED
                             AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                COST         GAINS          LOSSES         VALUE
                            -----------   -----------    ------------   -----------
Federal Home Loan Bank
  Bond                      $ 1,350,000   $     1,050    $   (23,015)   $ 1,328,035
Federal National Mortgage
  Assoc. Bond                   200,000          --             (400)       199,600
Federal Home Loan
  Mortgage Corp. Bond           600,000         1,020        (13,210)       587,810
Mortgage securities
  Mutual fund                 4,244,588          --             (768)     4,243,820
                            -----------   -----------    -----------    -----------
                            $ 6,394,588   $     2,070    $   (37,393)   $ 6,359,265
                            ===========   ===========    ===========    ===========

The amortized cost and estimated fair values of the Association's investments in mortgage backed securities available-for-sale at June 30, are as follows:

                                              2002 (UNAUDITED)
                            ----------------------------------------------------
                                                            GROSS      ESTIMATED
                             AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                COST         GAINS          LOSSES         VALUE
                            -----------   -----------    ------------  ---------
Government National
  Mortgage Assoc            $152,916         $  1,607      $      -     $154,523
Federal National Mortgage
  Assoc                      105,867              837             -      106,704
Federal Home Loan
  Mortgage Corp.             276,777            3,858             -      280,635
                            --------         --------      --------     --------
                            $535,560         $  6,302      $      -     $541,862
                            ========         ========      ========     ========

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE B - SECURITIES AVAILABLE-FOR-SALE (CONTINUED)


The amortized cost and estimated fair values of the Association's investments in securities available-for-sale at December 31, are as follows:

                                              2001 (UNAUDITED)
                            -------------------------------------------------------
                                                            GROSS        ESTIMATED
                             AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                                COST         GAINS          LOSSES         VALUE
                            -----------   -----------    ------------  ------------
Federal Home Loan Bank
  Bond                      $ 2,250,000   $     8,259    $   (37,016)   $ 2,221,243
Federal National Mortgage
  Assoc. Bond                   200,000             -         (1,767)       198,233
Federal Home Loan
  Mortgage Corp. Bond           500,000             -        (16,651)       483,349
                            -----------   -----------    -----------    -----------
                            $ 2,950,000   $     8,259    $   (55,434)   $ 2,902,825
                            ===========   ===========    ===========    ===========

The amortized cost and estimated fair values of the Association's investments in mortgage backed securities available-for-sale at December 31, are as follows:

                                                  2001 (UNAUDITED)
                            -----------------------------------------------------------
                                                               GROSS        ESTIMATED
                              AMORTIZED     UNREALIZED       UNREALIZED       FAIR
                                  COST         GAINS           LOSSES         VALUE
                            -----------   -----------     --------------  -------------
Government National
  Mortgage Assoc            $  1,504,810   $      6,675    $     (3,168)   $  1,508,317
Federal National Mortgage
  Assoc                        8,535,113        190,606          (6,541)      8,719,178
Federal Home Loan
  Mortgage Corp. Bond          3,154,253         57,323          (2,346)      3,209,230
                            ------------   ------------    ------------    ------------
                            $ 13,194,176   $    254,604    $    (12,055)   $ 13,436,725
                            ============   ============    ============    ============

The amortized cost and estimated fair values of the Association's investments in securities available-for-sale at December 31, are as follows:

                                       2000 (UNAUDITED)
                     --------------------------------------------------------
                                                      GROSS        ESTIMATED
                       AMORTIZED     UNREALIZED     UNREALIZED       FAIR
                          COST         GAINS          LOSSES         VALUE
                      -----------   -----------    ------------  ------------
U.S. Government and
  Government agency
  obligations         $   497,544   $         -     $ ( 9,341)    $   488,203
Corporate Notes         1,300,000         6,454         (3,028)     1,303,426
                      -----------   -----------    -----------    -----------
                      $ 1,797,544   $     6,454    $   (12,369)   $ 1,791,629
                      ===========   ===========    ===========    ===========

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS


NOTE B - SECURITIES AVAILABLE-FOR-SALE (CONTINUED)

The amortized cost and estimated fair values of the Association's investments in mortgage backed securities available-for-sale at December 31, are as follows:

                                                       2000
                             ---------------------------------------------------------
                                                              GROSS        ESTIMATED
                              AMORTIZED     UNREALIZED      UNREALIZED       FAIR
                                COST          GAINS           LOSSES         VALUE
                             -----------   ------------    ------------   ------------
Government National
  Mortgage Assoc            $  3,546,011   $     11,533    $     (1,312)   $  3,556,232
Federal National Mortgage
  Assoc                        7,006,929         30,926         (37,403)      7,000,452
Federal Home Loan
  Mortgage Corp.               3,290,965          5,380         (43,997)      3,252,348
                            ------------   ------------    ------------    ------------
                            $ 13,843,905   $     47,839    $    (82,712)   $ 13,809,032
                            ============   ============    ============    ============

The amortized cost and estimated fair values of the Association's investments in securities available-for-sale at June 30, 2002, by contractual maturity are shown below.

                                                     (UNAUDITED)
                                         -------------------------------------
                                                                  ESTIMATED
                                              AMORTIZED             FAIR
                                                COST                VALUE
                                           ----------------     ---------------

Due within one year                            $        -           $        -
Due from one year to four years                         -                    -
Due from five years to ten years                        -                    -
Due after ten years                             6,394,588            6,359,265
                                               ------------         -----------
                                               $6,394,588           $6,359,265
                                               ============         ===========

The amortized cost and estimated fair values of the Association's investments in mortgage backed securities available-for-sale at June 30, 2002 by contractual maturity are shown below.

                                                     (UNAUDITED)
                                         -------------------------------------
                                                                  ESTIMATED
                                              AMORTIZED             FAIR
                                                COST                VALUE
                                           ----------------     ---------------

Due within one year                           $      -            $      -
Due from one year to four years                      -                   -
Due from five years to ten years                     -                   -
Due after ten years                            535,560             541,862
                                             ---------            --------

                                              $535,560            $541,862
                                              ========            ========

                     FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                          NOTES TO FINANCIAL STATEMENTS

NOTE C - LOANS AND REAL ESTATE

Loans and real estate are summarized as follows:

                                              June 30, 2002        December 31,
                                              -------------  -----------------------
                                               (Unaudited)       2001       2000
                                              -------------  ----------   ----------
First Mortgage loans:
  Principal balances:
    Secured by one-to-four family residences    $3,245,903   $3,572,875   $3,661,380
    Secured by other properties                  1,127,712      887,288      708,641
    Construction loans                             815,000      738,000      711,260
                                                ----------   ----------   ----------
                                                 5,188,615    5,198,163    5,081,281
  Less:
    Undisbursed portion of construction loans      494,177      600,511      578,087
    Net deferred loan origination fees               6,035        6,280        4,151
                                                ----------   ----------   ----------
        Total first mortgage loans               4,688,403    4,591,372    4,499,043

Consumer and other loans
  Principal balances:
    Automobile                                      26,804       29,398       44,040
    Home equity and second mortgage              1,235,572    1,340,237    1,077,879
    Lines-of-credit                                157,341      140,916      173,036
    Share                                          182,433      175,442      102,629
    Consumer                                       618,438      470,687      450,623
                                                ----------   ----------   ----------
        Total consumer and other loans           2,220,588    2,156,680    1,848,207
                                                ----------   ----------   ----------
Less allowance for loan losses                      40,507       40,507       20,232
                                                ----------   ----------   ----------
                                                $6,868,484   $6,707,545   $6,327,018
                                                ==========   ==========   ==========

                                       (Unaudited)
                                      June 30, 2002     December 31, 2001     December 31, 2000
                                      -------------     -----------------     -----------------
Total recorded investment
   in impaired loans                       $192,000              $179,000             $ 324,000
Principal balance of
   impaired loans with a
   related allowance                          3,500                     -                     -
Specific allowance on the
above impaired loans                          3,500                     -                     -
Principal balance of
   impaired loans with no
   related allowance                        188,500               179,000               324,000


                                       (Unaudited)           (Unaudited)
                                      June 30, 2002         June 30, 2001     December 31, 2001     December 31, 2000
                                      --------------    ------------------    ------------------    ------------------
Average balance of
   impaired loans                          $186,000              $300,000              $252,000              $320,000
Interest income recognized
    on impaired loans                             -                     -                     -                     -

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE C - LOANS AND REAL ESTATE (CONTINUED)

Directors, officers and employees were customers of, and had transactions with, the Association in the ordinary course of business. All loans and commitments included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions to other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of loans to officers and members of the Association's Board of Directors was $130,041, $135,297 and $145,208 as of June 30, 2002 (unaudited)
and December 31, 2001 and 2000, respectively.

An analysis of the allowance for loan losses is as follows:


                                                       June 30, 2002      December 31,
                                                       ------------- --------------------
                                                        (Unaudited)     2001      2000
                                                        ---------    --------  ----------
    Beginning balance                                   $  40,507   $  20,232   $  22,925
    Provision for loan losses                                --        12,200       3,600
    Charge-offs                                              --          --       (10,606)
    Recoveries                                               --         8,075       4,313
                                                        ---------   ---------   ---------
                                                        $  40,507   $  40,507   $  20,232
                                                        =========   =========   =========

NOTE D - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:


                                                       June 30, 2002      December 31,
                                                       ------------- --------------------
                                                        (Unaudited)     2001      2000
                                                        ---------    --------  ----------
    Investment securities                               $  28,989   $ 101,446   $ 110,367
    Loans                                                  48,159      44,232      39,375
                                                        ---------   ---------   ---------
                                                        $  77,148   $ 145,678   $ 149,742
                                                        =========   =========   =========

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:


                                                       June 30, 2002      December 31,
                                                       ------------- --------------------
                                                        (Unaudited)     2001      2000
                                                        ---------    --------  ----------

    Land                                                $     701   $     701   $     701
    Buildings and improvements                            405,673     405,673     405,673
    Furniture, fixtures, and equipment                    311,011     311,011     311,011
                                                        ---------   ---------   ---------
                                                          717,385     717,385     717,385
    Less:  accumulated depreciation                       509,342     499,703     478,971
                                                        ---------   ---------   ---------
                                                        $ 208,043   $ 217,682   $ 238,414
                                                        =========   =========   =========


                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE F - DEPOSITS

Deposits are summarized as follows:

                          June 30, 2002
                --------------------------------
                           (Unaudited)               December 31, 2001           December 31, 2000
                           -----------           --------------------------- -------------------------
                   Weighted                       Weighted                    Weighted
                    Average                       Average                     Average
                      Rate          Amount         Rate          Amount         Rate         Amount
                   -----------  --------------  -----------   -------------- ---------   -------------
NOW accounts
                   2.50%          $ 1,206,105      2.50%         $ 1,255,470     2.50%     $ 1,078,083
Money
Market             3.10               843,246      3.10              825,148     3.10          699,104
Passbook
Savings            2.81             3,823,944      2.81            3,732,958     2.81        3,853,417
                                  ------------                  -------------              ------------
                   2.79             5,873,295      2.78            5,813,576     2.78        5,630,604
Certificates
Of deposit         4.00             7,016,811      4.70            6,983,231     5.60        6,607,204
                                  ------------                  -------------              ------------
                   3.45%          $12,890,106      3.83%         $12,796,807     4.31%     $12,237,808
                                  ============                  =============              ============

At June 30, 2002, scheduled maturities of certificates of deposit are as follows:

             2002                                            $3,421,912
             2003                                             2,525,067
             2004                                               567,846
             2005                                               328,725
             2006 and thereafter                                173,261
                                                             ----------
                                                             $7,016,811
                                                             ==========

The  aggregate   amount  of  certificates  of  deposits  at  June  30,  2002  in denominations of $100,000 or more totaled $1,018,000. Deposits in excess of $100,000 are not federally insured.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE G - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 2002, the Association had the following advances outstanding from the Federal Home Loan Bank:

                                    (UNAUDITED)
                     -------------------------------------------------
    Loan              Maturity          Interest           Principal
    Type                Date              Rate            Outstanding
    ----             ------------    ------------      --------------

    Convertible         10/23/08      4.86%                   $ 500,000
    Convertible         04/21/10      4.856                     500,000
    Convertible         01/11/10      5.88                      700,000
    Convertible         01/21/10      5.99                    1,500,000
    Convertible         02/08/10      6.1                     1,000,000
    Convertible         03/01/10      6.09                    1,000,000
    Convertible         04/21/05      6.27                      500,000
    Convertible         12/22/05      5.36                      500,000
    Convertible         05/18/05      7.025                     500,000
    Term                06/23/05      7.15                      400,000
    Term                06/23/10      7.15                      341,053
    Convertible         06/23/10      6.501                     200,000
    Convertible         07/05/05      6.715                   2,000,000
    Convertible         08/18/10      5.925                     500,000
    Convertible         09/22/10      5.69                      300,000
    Convertible         09/22/10      6.1                       500,000
    Convertible         10/20/10      5.45                      400,000
    Convertible         03/17/10      6.05                      800,000
                                      ------               ------------
                                      6.156%                $12,141,053
                                      ======               ============

NOTE H - INCOME TAXES

Income tax (credit) expense is summarized as follows:

                     June 30, 2002                 December 31,
                     -------------          ---------------------------
                      (Unaudited)             2001               2000
                      -----------            ----               ----
Federal:
  Current             $       -            $     -             $  (123)
  Deferred                    -               (723)               (889)
                      ---------            -------             -------
                      $       -            $  (723)            $(1,012)
                      =========            =======             =======
State:
  Current             $       -            $ 1,869             $    59
                      =========            =======             =======
Totals:
  Current             $       -            $ 1,869             $   (64)
  Deferred                    -               (723)               (889)
                      ---------            -------             -------
                      $       -            $ 1,146             $  (953)
                      =========            =======             =======

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE H - INCOME TAXES (CONTINUED)

The differences between actual income tax expense and the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled as follows:

                                      June 30, 2002           December 31,
                                      -------------     -------- ------------
                                         (Unaudited)        2001        2000
                                          ---------         ----        ----
Computed income tax expense              $     -         $ 2,281     $ 2,155
Increase (decrease) resulting from:
  Graduated rate benefit                       -          (1,275)     (1,204)
  State taxes (net of federal benefit)         -           1,234          39
  Other, net                                   -          (1,094)     (1,943)
                                         -------         -------     -------
Actual income tax expense                $     -         $ 1,146     $  (953)
                                         =======         =======     =======

  Effective tax rate                           0%          17.08%     (15.03%)

On August 20, 1996, The Small Business Job Protections Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. Bad debt reserves accumulated after 1987 are subject to recapture. The Bank has no accumulated additional bad debt reserves since 1987.

The components of net deferred tax assets and liabilities are as follows:

                                                     June 30, 2002     December 31,
                                                     -------------  --------------------
                                                       (Unaudited)     2001        2000
                                                        ---------      ----        ----
Deferred tax assets:
  Loan origination fees, net                            $      -    $      -    $     94
  Allowance for loan losses                                6,076       6,076       1,246
  Unrealized loss on securities available-for-sale        11,608           -      16,315
  Federal and state net operating loss carryforward       76,039       4,000           -
  Other                                                    4,000           -           -
                                                        --------    --------    --------
                                                          97,723      10,076      17,655
                                                        --------    --------    --------
Deferred tax liabilities
  Premises and equipment                                  (2,182)     (2,182)     (1,017)
  Accrued interest income                                (11,995)    (11,995)     (5,147)
  Unrealized gain on securities available-for-sale             -     (78,150)          -
                                                        --------    --------    --------
                                                         (14,177)    (92,327)     (6,164)
                                                        --------    --------    --------
                                                          83,546     (82,251)     11,491
                                                        --------    --------    --------
Valuation allowance - federal and state net operating
  loss carryforward                                      (76,039)          -           -
                                                        --------    --------    --------
Net deferred asset (liability)                          $  7,507    $(82,251)   $ 11,491
                                                        ========    ========    ========

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE H - INCOME TAXES (CONTINUED

The Association's annual addition to its reserve for bad debts allowed under the Internal Revenue code may differ significantly from the bad debt expense used for financial statement purposes. Such bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Since the Association does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided on the amount of bad debt reserves for tax purposes that arose in tax years beginning before December 31, 1987, in accordance with SFAS No. 109. Therefore, retained earnings at June 30, 2002 and December 31, 2001 and 2000, includes approximately $156,000, representing such bad debt deductions for which no deferred income taxes have been provided.

NOTE I - OTHER NONINTEREST EXPENSE

Other noninterest expense amounts are summarized as follows:

                                              June 30, 2002     December 31,
                                              ------------- --------------------
                                                (Unaudited)     2001       2000
                                                 ---------      ----       ----
Other noninterest expense:
  Advertising and promotion                      $    203   $     25   $  1,069
  FHLB and Fiserv processing fees                  17,462     32,268     26,083
  Service bureau expenses                          22,346     42,803     43,642
  Real estate owned expense                            38        434          -
  Miscellaneous loan expenses                       2,868      5,943      4,609
  Legal, auditing and supervisory examinations     15,806     33,991     31,897
  Printing, postage and supplies                    6,164     11,406      7,329
  Telephone                                         1,855      2,475      2,189
  Insurance                                         5,616      9,529      9,413
  Miscellaneous                                     4,877     17,562     12,917
                                                 --------   --------   --------
                                                 $ 77,235   $156,436   $139,148
                                                 ========   ========   ========

NOTE J - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Association has varying outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. The financial commitments of the Association are as follows:


                                                                    June 30, 2002            December 31,
                                                                    -------------      --------------------------
                                                                     (Unaudited)            2001           2000
                                                                     -----------            ----           ----
Fixed:
------
First  mortgage  loans (9% at June 30,  2002,  December  31,
2001 and 2000)                                                           $494,000        $601,000      $578,000
Variable:
---------
Unused lines of credit:
  Open-end consumer lines                                                $135,000        $122,000      $ 99,000
  Commercial lines                                                       $115,000        $115,000      $105,000


                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE K - REGULATORY MATTERS

In March 2002, the Association was notified by the Office of Thrift  Supervision
(OTS) that as a result of the Association's most recent federal regular examination, the Association was deemed to be in a "troubled condition". As a consequence of its troubled condition the Association is subject to various restrictions. These restrictions include limitations of asset growth, notification of board of directors or senior executive officer employment and compensation, prohibition of any "golden parachute payment" agreements and certain third-party contracts. Additionally, the Association is subject to a previous restriction imposed by the OTS prohibiting from engaging in the trading of securities.

The Association is subject to various regulatory capital requirements administered by its primary regulator, The Office of Thrift Supervision (OTS). Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2002, that the Association meets all capital adequacy requirements to which it is subject.


The following is a reconciliation of GAAP capital to regulatory capital:

                                      (Unaudited)
                                        June 30,    December 31,   December 31,
                                          2002          2001           2000
                                      -----------   -----------    -----------


GAAP equity                           $ 1,581,502   $ 1,912,844    $ 1,765,585
Plus (Less):
    Accumulated other comprehensive
        Income                             17,413      (117,224)        24,473
                                      -----------   -----------    -----------
Tangible capital                        1,598,915     1,795,620      1,790,058

Plus:
    Allowance for loan losses              40,507        40,507         20,232
                                      -----------   -----------    -----------

Total Risk-Based Capital              $ 1,639,422   $ 1,836,127    $ 1,810,290
                                      ===========   ===========    ===========

          FIRST PENNSYLVANIA SAVINGS ASSOCIATION
              NOTES TO FINANCIAL STATEMENTS

NOTE K - REGULATORY MATTERS (CONTINUED)

As of June 30, 2002, the most recent notification from the OTS categorized the Association as well capitalized. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association's category.

                                                                                   For Capital                    To Be Well
                                                          Actual                Adequacy Purposes                 Capitalized
                                           -----------------------------  -----------------------------  ---------------------------
                                               Amount           Ratio         Amount          Ratio          Amount         Ratio
                                           ----------------   ----------  ----------------  -----------  ---------------  ----------
As of June 30, 2002:
  Total Risk-Based Capital
  (to Risk-Weighted Assets)                    $ 1,639,422        17.6%         $ 745,840         8.0%         $932,300        10.0%

  Tier I Capital
  (to Risk-Weighted Assets)                    $ 1,598,915        17.2%         $ 372,920         4.0%         $559,380         6.0%

  Tier I Capital
  (to Adjusted Total Assets)                   $ 1,598,915         6.0%       $ 1,069,094         4.0%       $1,336,368         5.0%

  Tangible Capital                             $ 1,598,915         6.0%         $ 400,910         1.5%         $400,910         1.5%

As of December 31, 2001:
  Total Risk-Based Capital
  (to Risk-Weighted Assets)                    $ 1,836,127        20.9%         $ 701,680         8.0%         $877,100        10.0%

  Tier I Capital
  (to Risk-Weighted Assets)                    $ 1,795,620        20.5%         $ 350,840         4.0%         $526,260         6.0%

  Tier I Capital
  (to Adjusted Total Assets)                   $ 1,795,620         6.7%       $ 1,073,425         4.0%       $1,341,781         5.0%

  Tangible Capital                             $ 1,795,620         6.7%         $ 402,534         1.5%         $402,534         1.5%


As of December 31, 2000:
  Total Risk-Based Capital
  (to Risk-Weighted Assets)                    $ 1,810,290        21.7%         $ 666,720         8.0%         $833,400        10.0%

  Tier I Capital
  (to Risk-Weighted Assets)                    $ 1,790,058        21.5%         $ 333,360         4.0%         $500,040         6.0%

  Tier I Capital
  (to Adjusted Total Assets)                   $ 1,790,058         6.8%       $ 1,050,778         4.0%       $1,313,472         5.0%

  Tangible Capital                             $ 1,790,058         6.8%         $ 394,042         1.5%         $394,042         1.5%


Under the framework, the Association's capital levels do not allow the Association to accept brokered deposits without prior approval from regulators.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE  L - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Association is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (See Note
J). The Association uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Association upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30, 2002, December 31, 2001, and December 31, 2000, are as follows:

                            June 30, 2002                    December 31, 2001                   December 31, 2000
                     -------------------------------    -------------------------------     ------------------------------
                              (Unaudited)
                       Carrying            Fair           Carrying            Fair            Carrying           Fair
                        Amount            Value            Amount            Value             Amount            Value
                     --------------    -------------    --------------    -------------     -------------    --------------
FINANCIAL ASSETS
--------------------
Cash and cash
equivalents            $11,937,789     $ 11,937,789        $2,962,909      $ 2,962,909          $715,383         $ 715,383
Interest-bearing
deposits in other
banks                            -                -                 -                -         2,578,000         2,578,000
Investment and
mortgage backed
securities               6,901,127        6,901,127        16,339,550       16,339,550        15,600,661        15,600,661
FHLB  stock                607,500          607,500           609,500          609,500           609,500           609,500
Net loans
receivable               6,868,484        6,921,997         6,707,545        6,759,614         6,327,018         6,420,823
Accrued interest
receivable                  77,148           77,148           145,678          145,678           149,742           149,742
                     --------------    -------------    --------------    -------------     -------------    --------------

Total financial
assets                 $26,392,048      $26,445,561       $26,765,182      $26,817,251       $25,980,304       $26,074,109
                     ==============    =============    ==============    =============     =============    ==============

FINANCIAL
LIABILITIES
Deposits               $12,890,106      $13,042,128       $12,796,807      $12,946,787       $12,237,808       $12,226,732
FHLB advances           12,141,053       12,358,746        12,156,587       12,388,039        12,186,042        12,268,297
Advances from
borrowers for
taxes and insurance        18,897           18,897            14,904           14,904             5,990             5,990
Accrued interest
payable                     61,912           61,912            65,456           65,456            64,684            64,684
                     --------------    -------------    --------------    -------------     -------------    --------------

Total financial
liabilities            $25,111,968      $25,481,683       $25,033,754      $25,415,186       $24,494,524       $24,565,703
                     ==============    =============    ==============    =============     =============    ==============

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE M - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments mad by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based by have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Association are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of the Association.

Estimated fair values have been determined by the Association using the best available data, as generally provided in internal reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

Cash and Cash Equivalents, Interest-bearing Deposits in Other Banks, Accrued Interest Receivable and Payable, and Advances from Borrowers for Taxes and Insurance - The fair value approximate the current book value.

Investment Securities, Mortgage-backed Securities, and FHLB Stock - The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Loans - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

FHLB Advances - The fair value of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

                      FIRST PENNSYLVANIA SAVINGS ASSOCIATION
                             NOTES TO FINANCIAL STATEMENTS

NOTE N - SUBSEQUENT EVENT (UNAUDITED)

On July 12, 2002, the Association and Fidelity Bank jointly announced the signing of an Agreement and Plan of Merger Conversion, whereby the Association will merge with and into Fidelity Bank. On September 30, 2002, the agreement was amended to require a stock offering of Fidelity's common stock to certain eligible depositors and borrowers of the Association. Pursuant to the amended agreement, the Association will convert to a Pennsylvania-chartered stock savings institution and simultaneously merge with and into Fidelity Bank. Upon completion of the merger, Fidelity Bank will acquire all of the assets and assume all of the liabilities of the Association. Additionally, all deposit accounts of the Association shall become deposit accounts of Fidelity Bank without changing the respective terms, minimum required balances, or withdrawal value. The Agreement is subject to regulatory approval and to approval by the Association's members. At June 30, 2002, the Association had total assets and equity of $26.7 million and $1.6 million, respectively. The merger is expected to be consummated on or about December 31, 2002.

The transaction will be accounted for under the purchase method of accounting for business combinations. Issuance costs will be netted to proceeds if the merger/conversion is successful. If unsuccessful, costs will be recorded as expense in the applicable period. Total costs incurred and deferred at September 30, 2002 were approximately $30,000.

At the date of conversion, Fidelity Bank will establish a liquidation account for the benefit of eligible and supplemental savings account holders who maintain deposit accounts in First Pennsylvania Savings Association.

In the event of a complete liquidation (and only in such event), each eligible and supplemental savings account holder will be entitled to receive a pro rata liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of such retained earnings by Fidelity Bank.

                                                                        APPENDIX



                         AMENDED AND RESTATED AGREEMENT
                          AND PLAN OF MERGER CONVERSION


         THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
CONVERSION ("Agreement") is entered into as of this 30th day of September, 2002, respectively, by and among FIDELITY BANCORP, INC. ("Fidelity"), a Pennsylvania corporation, FIDELITY SAVINGS BANK (the "Bank"), a Pennsylvania-chartered stock savings bank and the wholly owned subsidiary of Fidelity, and FIRST PENNSYLVANIA SAVINGS ASSOCIATION ("First Pennsylvania"), a Pennsylvania-chartered mutual savings association.

         WHEREAS, First Pennsylvania desires to convert to the stock form of organization through a conversion to the stock form of organization and a simultaneous merger with and into the Bank; and

         WHEREAS, the parties have previously entered into an Agreement and Plan of Merger Conversion dated as of July 12, 2002, which provided for Fidelity's acquisition of First Pennsylvania and the merger of First Pennsylvania with the bank by means of a supervisory merger conversion transaction pursuant to Section 563b.27 of the Rules and Regulations of the Office of Thrift Supervision ("OTS"), 12 C.F.R. ss. 563b.27; and

         WHEREAS, the OTS has informed Fidelity's representatives that such agency will not approve the proposed transaction under Section 563b.27, but that it will consider a proposal for a "standard" merger conversion with First Pennsylvania under 12 C.F.R. Part 563b, Subpart A; and

         WHEREAS, the parties wish to amend and restate the previously adopted Agreement and Plan of Merger Conversion to provide for First Pennsylvania's merger conversion with and into the Bank in accordance with 12 C.F.R. Part 563b, Subpart A and other applicable provisions of federal and Pennsylvania law; and

         WHEREAS, the Boards of Directors of the Bank and First Pennsylvania have adopted a Plan of Merger Conversion (the "Plan of Conversion");

         NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Fidelity, the Bank and First Pennsylvania hereby amend and restate the Agreement as follows:

                                    ARTICLE I
                                   DEFINITIONS
                                   -----------

         1.01Definitions. Any term used herein and not defined shall have the meaning given to such term in the Plan of Conversion. As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         (1) Agreement means this Agreement and the related Plan of Conversion, dated the date hereof, as each may from time to time be amended, restated or supplemented.

         (2) Applications means the applications or notices to be filed with the OTS, the FDIC and the Department for the regulatory approvals that are required by applicable law in connection with the transactions contemplated hereby.

         (3) BIF means the Bank Insurance Fund as administered by the FDIC.

         (4) Closing Date means such date as Fidelity, in consultation with First Pennsylvania, selects within 15 days after the occurrence of the following: (i) expiration of all applicable waiting periods in connection with all approvals from Regulatory Authorities; (ii) the satisfaction or waiver of all conditions to the consummation of the Merger Conversion; and (iii) the execution and filing with all Regulatory Authorities of all documents necessary to effect the Merger Conversion or on such earlier or later date as may be agreed by the parties and reflected in any such filings.

         (5) Department means the Pennsylvania Department of Banking.

         (6) Exchange Act shall mean the Securities Exchange Act of 1934, as amended.

         (7) Fidelity Common Stock means the common stock, par value $.01 per share, of Fidelity.

         (8) Fidelity Preferred Stock means the serial preferred stock, par value $.01 per share, of Fidelity.

         (9) First Pennsylvania means, as the context requires, either First Pennsylvania Savings Association in its current form as a Pennsylvania-chartered mutual savings association or as a Pennsylvania-chartered stock savings association.

         (10) First Pennsylvania Common Stock means the common stock, par value $0.10 per share, to be authorized by First Pennsylvania as part of the Merger Conversion.

         (11) First Pennsylvania Disclosure Schedule means, collectively, the disclosure schedules delivered by First Pennsylvania to Fidelity pursuant to this Agreement.

         (12) First Pennsylvania Financials means (i) the audited financial statements of First Pennsylvania as of December 31, 2001 and December 31, 2000 and for each of the years then ended and (ii) the unaudited interim financial statements of First Pennsylvania as of and for each calendar quarter thereafter.

         (13) First Pennsylvania Regulatory Reports means all reports, registrations, documents and statements, together with any amendments required to be made with respect thereto, that First Pennsylvania was required to file or otherwise submit since December 31, 2001, and will be required to submit prior to the Closing Date with or to the OTS, the FDIC, the Department, or any other Regulatory Authority pursuant to the laws, rules or regulations of the United States, the OTS, the FDIC, the Department, or any other Regulatory Authority.

         (14) Conversion Stock means the First Pennsylvania Common Stock to be authorized and issued by First Pennsylvania in its stock form as part of the Merger Conversion in exchange for the Merger Conversion Consideration.

         (15) Environmental Laws means (i) any federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect and includes, without limitation, the federal Comprehensive Environmental Response Act, Comprehensive Environmental and Liability Act, Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal Act, the federal Toxic Substances Control Act, the federal Insecticide, Fungicide and Rodenticide Act, the federal Occupational Safety and Health Act of 1970, and any similar state or local laws each as amended and as now in effect, and (ii) any common law or equitable doctrine (including. without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

         (16) ERISA means the Employee Retirement Income Security Act of 1974, as amended.

         (17) FDIC means the Federal Deposit Insurance Corporation.

         (18) Fidelity Disclosure Schedule means, collectively, the disclosure schedules delivered by Fidelity and the Bank to First Pennsylvania pursuant to this Agreement.

         (19) GAAP means generally accepted accounting principles.

         (20) Hazardous Material means any substance, waste or other material presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, solid waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

         (21) IRC means the Internal Revenue Code of 1986, as amended.

         (22) IRS means the Internal Revenue Service.

         (23) Material Adverse Effect means with respect to an entity, any condition, event change or occurrence that is reasonably likely to have a material adverse effect upon (i) the financial condition, properties, assets, business, prospects or results of operations of such entity or (ii) the ability of such entity to perform its obligations under, and to consummate the transactions contemplated by, this Agreement and the Plan of Conversion; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking, thrift and similar laws and/or regulations of general applicability or interpretations thereof by courts, (b) changes in GAAP or regulatory accounting requirements applicable to banks and thrifts generally, or (c) direct and indirect costs incurred to implement this Agreement.

         (24)  Merger   Conversion   means  the   transactions   whereby   First
Pennsylvania  will  (i)  convert  to  a  Pennsylvania-chartered   stock  savings
association, and (ii) immediately thereafter merge with and into the Bank.

         (25) Merger Conversion Consideration shall mean $1.00 in cash, without interest, for each share of Conversion Stock.

         (26) Plan of Conversion means the Plan of Merger Conversion (as it may from time to time be amended, restated or supplemented hereafter) adopted by First Pennsylvania and the Bank and to be filed with the OTS and the Department, a copy of which plan is attached hereto as Exhibit "A," pursuant to which First Pennsylvania will (i) convert to a Pennsylvania-chartered stock savings association, and (ii) immediately thereafter merge with and into the Bank.

         (27) Regulatory Authority means any agency or department of any federal, state or local government, including, without limitation, the OTS, the FDIC, the Department, or the staff thereof.

         (28) Rights means warrants, options, rights, convertible securities and
other  capital  stock   equivalents  which  obligate  an  entity  to  issue  its
securities.

         (29) SAIF means the Savings Association Insurance Fund as administered by the FDIC.

         (30) Subsidiary means any corporation, 50% or more of the capital stock of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank or savings association.

         (31) Tax Return means any return, report, information return or document (including any related or supporting information) required to be filed or otherwise provided with respect to Taxes.

         (32) Taxes means all taxes, charges, fees, levies, penalties or other assessments imposed or required to be collected by any United States federal, state, local or foreign taxing authority or political subdivision thereof, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties, fines, assessments or additions attributable thereto.

                                   ARTICLE II
                       ACQUISITION, CONVERSION AND MERGER
                       ----------------------------------

         2.01 Merger Conversion. Subject to the terms and conditions of this Agreement and the Plan of Conversion and the receipt of all required regulatory approvals, First Pennsylvania shall convert to a Pennsylvania-chartered capital stock savings and loan association and, immediately subsequent thereto, merge with the Bank with the Bank as the resulting institution ("Resulting Institution"). Qualifying deposit account holders of and borrowers from First Pennsylvania shall receive the right to subscribe for the shares of Fidelity Common Stock to be issued by Fidelity in connection with the Merger Conversion in accordance with the Plan of Conversion, OTS regulations and applicable Pennsylvania law.

         2.02 Liquidation  Account.  At the Merger Effective Time (as defined in
Section 2.04 below), the Bank shall establish on its books a liquidation account in accordance with the Plan of Conversion and applicable OTS regulations for the benefit of, and in order to ensure a limited priority claim in the event of the liquidation of the Bank for, certain depositors of First Pennsylvania who shall become depositors of the Bank as a result of the transactions contemplated by this Agreement and the Plan of Conversion and who, following the Closing Date, remain as depositors of the Bank.

         2.03 Acquisition; Issuance of First Pennsylvania Stock. Subject to the satisfaction or waiver of the terms and conditions of this Agreement and the Plan of Conversion, Fidelity shall acquire 1,000 shares of Conversion Stock, or all of the shares to be issued by First Pennsylvania in its conversion as provided for in the Plan of Conversion, in exchange for the Merger Conversion Consideration.

         2.04 Merger of First Pennsylvania into the Bank. Immediately following Fidelity's acquisition of all of the Conversion Stock issued by First Pennsylvania and the closing of the offering of Fidelity Common Stock pursuant to the Plan of Conversion, First Pennsylvania shall be merged with the Bank, with the Bank as the resulting institution, in accordance with the applicable laws of the United States and the Commonwealth of Pennsylvania and the applicable regulations of the Department. The merger of First Pennsylvania with and into the Bank shall become effective upon the filing of Articles of Merger with the Department (the "Merger Effective Time"). At the Merger Effective Time, all of the shares of First Pennsylvania Common Stock that are issued and outstanding immediately prior thereto shall thereupon be canceled.

         2.05 Deposit Accounts. At the Merger Effective Time, all deposit accounts of First Pennsylvania shall be and become deposit accounts in the Resulting Institution without change in their respective terms, maturities, minimum required balances or withdrawal values. At the Merger Effective Time and at all times thereafter until such account ceases to be a deposit account of the Resulting Institution, each deposit account of First Pennsylvania shall be considered for interest or liquidation purposes as if it had been a deposit account of the Resulting Institution at the time such deposit account was opened.

         2.06 Transfer of Assets and Assumption of Liabilities. At the Merger Effective Time, all of the assets and properties of every kind and character, real, personal and mixed, tangible and intangible, choses in action, rights and credits then owned by or that would inure to First Pennsylvania, shall immediately, by operation of law and without any conveyance or transfer and without any further act or deed on the part of Fidelity, the Bank or First Pennsylvania, be vested in and become the properties of the Resulting Institution, which shall have, hold and enjoy the same in its own right as fully and to the same extent as the same were possessed, held and enjoyed by First Pennsylvania immediately prior to the consummation of the Merger Conversion. At the Merger Effective Time, the Resulting Institution shall assume and succeed to all of the rights, obligations, duties and liabilities of First Pennsylvania, including, without limitation, liabilities for all deposits, debts, obligations and contracts of First Pennsylvania, matured or unmatured, whether accrued, absolute, contingent and otherwise and whether or not reflected or reserved against on balance sheets, books of accounts or records of First Pennsylvania.

         2.07 Offices. At the Merger Effective Time, the current office of First Pennsylvania at 1729 Lowrie Street, Pittsburgh, Pennsylvania shall become a branch office of the Bank. The principal office of Fidelity and the Bank shall continue to be 1009 Perry Highway, Pittsburgh, Pennsylvania.

         2.08 Board of Directors and Executive Officers of Resulting Institution. At and after the Merger Effective Time, the directors and executive officers of the Resulting Institution shall be those persons who served as directors and executive officers, respectively, of the Bank immediately prior to the Merger Effective Time.

         2.09 Articles of Incorporation and Bylaws of Resulting Institution. At and after the Merger Effective Time, the Articles of Incorporation and Bylaws of the Bank shall be and remain the Articles of Incorporation and Bylaws of the Resulting Institution.

         2.10 Approval by Boards of Directors. At least two-thirds of each of the respective boards of directors of First Pennsylvania, the Bank and Fidelity shall approve the Merger Conversion as evidenced by the Plan of Conversion and this Agreement.

         2.11 Approval by Depositors. Upon approval of the Plan of Conversion and the required Applications by the applicable Regulatory Authorities, this Agreement and the Plan of Conversion shall be duly submitted to the members of First Pennsylvania for their approval by the requisite vote of the members. First Pennsylvania shall use its best efforts to obtain the required approval of its members to the Merger Conversion.

         2.12 Reasonable Efforts to Effect Transactions. Subject to the terms and conditions of this Agreement, each of Fidelity and First Pennsylvania agrees to use its reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to consummate and make effective the Merger Conversion and any other transactions contemplated by this Agreement.

         2.13 Compliance with Banking Laws. The acquisition of First Pennsylvania by Fidelity through the Merger Conversion shall be accomplished in accordance with this Agreement, the Plan of Conversion and with all applicable federal and state statutes and regulations, including those of the OTS, the FDIC, and the Department. The consummation of the transactions contemplated by this Agreement is specifically conditioned upon receipt of all necessary regulatory approvals or non-objections.

                                   ARTICLE III
              REPRESENTATIONS AND WARRANTIES OF FIRST PENNSYLVANIA
              ----------------------------------------------------

         First Pennsylvania hereby represents and warrants to Fidelity that, except as set forth in the First Pennsylvania Disclosure Schedule, which has previously been delivered to Fidelity:

         3.01     Organization.

                  (a) General. First Pennsylvania is a Pennsylvania-chartered mutual savings association duly organized, validly existing and in good standing under the laws of Pennsylvania. First Pennsylvania has no direct or indirect subsidiaries. First Pennsylvania has all requisite power and authority and is duly qualified and licensed to conduct its business and operations as now being conducted and to own, lease and operate the properties and assets now owned or leased by it as presently operated. First Pennsylvania is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except, to the extent that any failures to so qualify would not, in the aggregate, have a Material Adverse Effect on the business, financial condition or results of operations of First Pennsylvania.

                  (b) Deposit Insurance. The deposits of First Pennsylvania are insured by the SAIF to the maximum extent provided by law.

                  (c) Minute Books. The minute books of First Pennsylvania accurately record, in all material respects, all material corporate actions of their Boards of Directors (including committees thereof) and members, and such minute books, together with all other books and records of First Pennsylvania, have been, and are being, maintained in accordance with applicable legal requirements.

                  (d)  Articles of Incorporation and Bylaws.  First Pennsylvania
has  delivered  to  Fidelity  true  and  correct   copies  of  the  Articles  of
Incorporation and the Bylaws of First Pennsylvania.

         3.02 Affiliations. Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania does not own any equity interest, directly or indirectly, in any other company or control any other company, except for equity interests held in the investment portfolio of First Pennsylvania, equity interests held by First Pennsylvania in a fiduciary capacity and equity interests held in connection with the mortgage, home equity and other loan activities of First Pennsylvania. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding and held by First Pennsylvania with respect to any other company's capital stock. Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania is not a party to any transaction with any member of the First Pennsylvania Board of Directors or any officer of First Pennsylvania.

         3.03     Authority: No Violation.

                  (a) Authority. First Pennsylvania has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and by the Plan of Conversion. The execution and delivery of this Agreement by First Pennsylvania and the consummation by
First Pennsylvania of the transactions contemplated hereby and by the Plan of Conversion have been duly and validly approved by the Board of Directors of First Pennsylvania and no other corporate proceedings on the part of First Pennsylvania are necessary for the due authorization of the Agreement and the consummation of the transactions contemplated hereby and by the Plan of
Conversion. Subject to receipt of all required approvals of Regulatory Authorities, this Agreement constitutes the valid and binding obligation of First Pennsylvania, enforceable against First Pennsylvania in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

                  (b) No Conflict or Breach. Except as disclosed in the First Pennsylvania Disclosure Schedule, neither the execution and delivery of this Agreement by First Pennsylvania nor the consummation of the transactions contemplated hereby and by the Plan of Conversion, will (i) violate, conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of First Pennsylvania, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Pennsylvania or to any of their properties or assets or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of First Pennsylvania under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which First Pennsylvania is a party or by which First Pennsylvania or any of its properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under this clause (iii) none of which, either individually or in the aggregate, will have a Material Adverse Effect on First Pennsylvania or First Pennsylvania's ability to perform any of its obligations under this Agreement.

         3.04 Consents. No consents or approvals of, notices to, exemptions or waivers by, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, in connection with the execution, delivery and performance of this Agreement by First Pennsylvania and the consummation by First Pennsylvania of the transactions contemplated hereby and by the Plan of Conversion, except for the approval of this Agreement and the Plan of Conversion by the OTS, the FDIC and the Department.

         3.05     Regulatory Reports and Financial Statements.

                  (a) First Pennsylvania Regulatory Reports. First Pennsylvania has previously delivered, and will deliver, to Fidelity the First Pennsylvania Regulatory Reports set forth in the First Pennsylvania Disclosure Schedule. The First Pennsylvania Regulatory Reports have been, and will be, prepared in accordance with applicable regulatory accounting principles and practices applied on a consistent basis throughout the periods covered by such reports, and fairly present, and will fairly present, the financial position, results of operations and changes in retained earnings of First Pennsylvania as of and for the periods ended on the dates thereof, in accordance with applicable regulatory accounting principles applied on a consistent basis (except for the omission of notes to unaudited statements, year end adjustments to interim results and changes to generally accepted accounting principles). All First Pennsylvania Regulatory Reports are, and will be, true and correct in all material respects and were, or will be, filed on a timely basis.

                  (b) First Pennsylvania Financials. First Pennsylvania has previously delivered to Fidelity the First Pennsylvania Financials set forth in the First Pennsylvania Disclosure Schedule. As soon as available, First Pennsylvania will furnish Fidelity with the First Pennsylvania Financials for the fiscal years and/or calendar quarters ending after the date hereof. The annual financial statements of First Pennsylvania have been, and will be, prepared in accordance with GAAP applied on a consistent basis throughout the period covered by such statements. The quarterly Thrift Financial Reports of First Pennsylvania, and any other form of quarterly report, are true and correct in all material respects and accurately reflect the financial condition of First Pennsylvania. The First Pennsylvania Financials fairly present, or will fairly present, the financial position, results of operations and cash flows of First Pennsylvania as of and for the periods ending on the dates thereof.

                  (c) No Undisclosed Liabilities. At the date of any balance sheet included or to be included in the First Pennsylvania Financials or the First Pennsylvania Regulatory Reports, First Pennsylvania did not have, and will not have, any liabilities or obligations which are not reflected or reserved against therein or disclosed in a footnote thereto, except for liabilities and obligations which are not material in the aggregate and which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities and obligations which are disclosed in the First Pennsylvania Disclosure Schedule.

         3.06 Taxes. All federal, state, local and foreign Tax Returns and estimates required to be filed by or on behalf of First Pennsylvania have been, or will be, timely filed or requests for extension shall have been granted and not have expired, and all such filed Tax Returns are complete and accurate in all material respects. All Taxes shown or required to be shown on Tax Returns filed or required to be filed (as determined without regard to extensions) by or on behalf of First Pennsylvania have been, or will be, paid in full or adequate provision has been made for any such Taxes in the annual financial statements of First Pennsylvania (in accordance with GAAP) and in the quarterly Thrift
Financial Reports. There is no audit examination, deficiency or refund litigation with respect to any Taxes of First Pennsylvania that could result in a determination that would have a Material Adverse Effect on First Pennsylvania. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such Taxes in the First Pennsylvania annual financial statements (in accordance with GAAP) and in the quarterly Thrift Financial Reports. First Pennsylvania has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material Taxes due that is currently in effect.

         3.07 No Material Adverse Effect. Since December 31, 2001, except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania has not incurred any material liability, except in the ordinary course of its business consistent with past practice, nor has there been any change in the financial condition, properties, business or results of operations of First Pennsylvania, which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on First Pennsylvania.

         3.08     Contracts.

                  (a) General. Except as disclosed in the First Pennsylvania Disclosure Schedule, or as otherwise specified herein, First Pennsylvania is not a party to or subject to: (i) any employment, consulting or severance contract or arrangement with any officer, director or employee of First Pennsylvania, except for "at will" arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, deferred compensation, retirement payments, profit sharing or similar arrangements for or with the officers, directors or employees of First Pennsylvania; (iii) any collective bargaining with any labor union relating to employees of First Pennsylvania; (iv) any indebtedness disclosed in the First Pennsylvania Disclosure Schedule, any instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which First Pennsylvania is an obligor to any person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, bankers acceptances and "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" or which contain financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Fidelity, the Bank or First Pennsylvania; (v) any contract, plan or arrangement which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of IRC Section 28OG; (vi) any contract, plan, arrangement or instrument that is material to the financial condition, results of operations, business or prospects of First Pennsylvania; (vii) any agreement containing covenants that limit the ability of First Pennsylvania to engage in any particular line of business or to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, First Pennsylvania may carry on its business (other than as may be required by law or any regulatory agency); or
(viii) any contract or agreement, or amendment thereto, that would be required to be filed as an exhibit to a First Pennsylvania Regulatory Report that has not been filed as an exhibit thereto. Copies of all documents set forth in the First Pennsylvania Disclosure Schedule have been delivered to Fidelity as provided herein.

                  (b) No Breach or Default. All the contracts, plans, arrangements and instruments identified in the First Pennsylvania Disclosure Schedule are duly and validly executed and delivered by First Pennsylvania and, to the knowledge of First Pennsylvania, duly executed and delivered by the other parties thereto, and First Pennsylvania has not breached any provision of, or defaulted in any respect under any term of, any such contract, plan, arrangement or instrument, and no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions of any such contract, plan, arrangement or instrument as a result of the transactions contemplated by this Agreement. Except as otherwise described in the First Pennsylvania Disclosure Schedule, no plan, employment agreement, severance agreement or similar agreement or arrangement to which First Pennsylvania is a party or under which they may be liable (i) contains provisions which permit an employee or independent contractor to terminate it without cause and continue to accrue future benefits thereunder; (ii) provides for acceleration in the vesting of benefits thereunder upon the occurrence of a change in ownership or control of First Pennsylvania or (iii) provides for benefits which may cause the disallowance of a federal income tax deduction under IRC Section 280G.

         3.09     Ownership of Property; Insurance Coverage.

                  (a) Title to Assets. First Pennsylvania has, and will have as to property acquired after the date hereof, good and, as to real property, marketable title to all assets and properties owned by it or used by it in the conduct of its business, whether real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the First Pennsylvania Regulatory Reports and in the First Pennsylvania Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities for borrowed money and that are described in the First Pennsylvania Disclosure Schedule and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. First Pennsylvania, as lessee, has the right under valid and subsisting leases of properties (whether real or personal) used by it in the conduct of its businesses to occupy and/or use such properties as presently occupied and/or used by it.

                  (b) Insurance. First Pennsylvania is presently insured for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by First Pennsylvania are in full force and effect, First Pennsylvania is not in default thereunder, and all material claims thereunder have been filed in due and timely fashion. In the best judgment of First Pennsylvania management, such insurance coverage is adequate and will be available in the future under terms and conditions substantially similar to those in effect on the date thereof. A description of all currently maintained insurance is set forth in the First Pennsylvania Disclosure Schedule. First Pennsylvania has not received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such insurance will be substantially increased.

         3.10 Legal Proceedings. Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania is not a party to, and there are not pending, or, to its knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations or inquiries of any nature (i) against First Pennsylvania or its officers and directors; (ii) to which First Pennsylvania's assets are subject; (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement; or (iv) that could adversely affect the ability of First Pennsylvania to perform its obligations under this Agreement, except for any proceedings, claims actions, investigations or inquiries which, individually or in the aggregate, could not be reasonably expected to have Material Adverse Effect on First Pennsylvania, as a whole.

         3.11     Compliance with Applicable Law.

                  (a) General. First Pennsylvania holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under, and has complied in all material respects with, applicable laws, statutes, orders, rules and regulations of any federal, state or local governmental authority relating to it, other than where such failure to hold or failure to comply would neither result in a limitation in any material respect on the conduct of First Pennsylvania's business nor otherwise have a Material Adverse Effect on First Pennsylvania. All of such licenses, franchises, permits and authorizations are in full force and effect, and no suspension or cancellation of any of them is pending or, to the best of First Pennsylvania's knowledge, threatened.

                  (b) No Notices.  Except as disclosed in the First Pennsylvania
Disclosure Schedule, First Pennsylvania has not received any notification or communication from any Regulatory Authority (i) asserting that it is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which noncompliance has or could reasonably be expected to have a Material Adverse Effect on First Pennsylvania, (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to it, (iii) requiring or threatening to require it, or indicating that it may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit in any manner its operations or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner its operations (any such notice, communication, memorandum, agreement or order described in this sentence shall be referred to herein as a "Regulatory Agreement"). Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania has not consented to or entered into any Regulatory Agreement.

         3.12 ERISA. First Pennsylvania has previously delivered to Fidelity true and complete copies of all employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, employment agreements, annual or long term incentive plans, settlement plans, policies and agreements, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(l) and all other employee benefit plans, policies, agreements and arrangements, all of which are set forth in the First Pennsylvania Disclosure Schedule, maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of First Pennsylvania. Neither First Pennsylvania nor any pension plan maintained by First Pennsylvania has incurred, directly or indirectly, any liability under Title IV of ERISA (including to the Pension Benefit Guaranty Corporation) or to the IRS with respect to any pension plan qualified under IRC Section 401 (a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA
Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) occurred with respect to any such pension plan. With respect to each of such plans that is subject to Title IV of ERISA, the present value of the accrued benefits under such plan, based upon the actuarial assumptions used for funding purposes in the plan's most recent actuarial report, did not, as of its latest valuation date, exceed the then current value of the assets of such plan allocable to such accrued benefits. First Pennsylvania has not incurred nor is it subject to any liability under ERISA
Section 4201 for a complete or partial withdrawal from a multi-employer plan. All "employee benefit plans," as defined in ERISA Section 3(3), comply in all material respects with ERISA and the IRS. Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania does not have any material liability under any such plan which pursuant to GAAP is required to be reflected on or disclosed in (pursuant to a footnote or otherwise) the First Pennsylvania Financials and which is not so reflected or disclosed thereon. To the best knowledge of First Pennsylvania, except as disclosed in the First Pennsylvania Disclosure Schedule, no prohibited transaction (which shall mean any transaction prohibited by ERISA Section 406 and not exempt under ERISA Section 408) has occurred with respect to any employee benefit plan maintained by First Pennsylvania that would be taxed under IRC Section 4975. First Pennsylvania provides continuation coverage under group health plans for separating employees and "qualified beneficiaries" in accordance with the provisions of IRC Section 498OB(f). Such group health plans are in compliance with Section 1862(b)(1) of the Social Security Act.

         3.13 Brokers and Finders. Except as disclosed in the First Pennsylvania Disclosure Schedule, neither First Pennsylvania nor any of its officers, directors, employees or agents has employed any broker, finder or financial advisor, or incurred any liability for any fee or commission to any such person, in connection with the transactions contemplated by this Agreement.

         3.14 Environmental Matters. Except as disclosed in the First Pennsylvania Disclosure Schedule, First Pennsylvania is not in violation of any Environmental Law at any properties it owns or operates (a "Violation"), and no properties owned or operated by First Pennsylvania, for which First Pennsylvania could be subject to any liability under any Environmental Law, are in or contain such condition or conditions, including the presence of any Hazardous Materials thereon, thereat or thereunder, that would constitute a basis of liability under any Environmental Law (a "Condition"), except for Violations or Conditions that, individually or in the aggregate, would not have a Material Adverse Effect on the business or condition (financial or otherwise) of First Pennsylvania. Except as disclosed in the First Pennsylvania Disclosure Schedule, there are no actions, suits or proceedings, or demands, claims, notices or investigations (including, without limitation, notices, demand letters or requests for information from any environmental agency) instituted, pending or threatened relating to any actual or potential Condition or Violation.

         3.15 Business of First Pennsylvania. Except as disclosed in the First Pennsylvania Disclosure Schedule, since December 31, 2001, First Pennsylvania has conducted its business only in the ordinary course and has not taken any action that would otherwise be prohibited by the provisions of Section 5.01 hereof.

         3.16 Loan Portfolio. The allowances for loan losses reflected, and to be reflected, in the First Pennsylvania Regulatory Reports, and shown, and to be shown, on the balance sheets contained in the First Pennsylvania Financials are, and will be, adequate in accordance with the requirements of GAAP, and no Regulatory Authority has required or requested First Pennsylvania to increase any allowance for loan losses. First Pennsylvania has disclosed to Fidelity in writing prior to the date hereof the amounts of all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of First Pennsylvania that have been classified as "Other Loans Specifically Monitored", "Special Mention", "Substandard", "Doubtful , "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import, and First Pennsylvania shall, promptly after the end of any month between the date hereof and the Closing Date, inform Fidelity of any additional loans so classified at any time after the date hereof. The "Real Estate Owned" included in any nonperforming assets of First Pennsylvania is carried net of reserves at the lower of cost or market value based on current independent appraisals or current management appraisals.

         3.17 Information to be Supplied. The information supplied, or to be supplied, by First Pennsylvania for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects.

         3.18 Reorganization. As of the date hereof, First Pennsylvania is aware of no reason why the Merger Conversion will fail to qualify as a reorganization under Section 368(a) of the IRC.

         3.19 Unused Vacation and Sick Time. Except as disclosed in the First Pennsylvania Disclosure Schedule, no First Pennsylvania employee has any accrued but unused vacation or sick leave time.

         3.20 Representations True and Correct. No representations made by First Pennsylvania in this Agreement or in the First Pennsylvania Disclosure Schedule contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading. None of the information contained in the First Pennsylvania Financials, the First Pennsylvania Regulatory Reports or any other documents or reports provided by or for First Pennsylvania to Fidelity contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

         3.21 Proxy Statement / Prospectus. At the time the Proxy Statement / Prospectus is mailed to eligible members of First Pennsylvania and at all times subsequent to such mailing, up to and including the time of completion of the sale of Fidelity Common Stock to be sold in the Merger Conversion, such Proxy Statement / Prospectus (including any supplements thereto), with respect to all information relating to First Pennsylvania, will:

                  (a) comply in all material respects with applicable provisions of the Exchange Act and the rules and regulations thereunder and the applicable rules and regulations of the OTS; and

                  (b) not contain any statement that, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to such matters that has become false or misleading.


                                   ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF FIDELITY AND THE BANK
             -------------------------------------------------------

         Fidelity   and  the  Bank  hereby   represent   and  warrant  to  First
Pennsylvania that, except as set forth in the Fidelity Disclosure Schedule, which has previously been delivered to First Pennsylvania:

         4.01     Organization.

                  (a) General. Fidelity is a corporation duly organized, validly existing and in good standing under the laws of Pennsylvania. Fidelity has all requisite power and authority and is duly qualified and licensed to conduct its business and operations as now being conducted and to own, lease and operate the properties and assets now owned or leased by it as presently operated. Fidelity is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a Material Adverse Effect on the business, financial condition or results of operations of Fidelity.

                  (b) Capitalization. The authorized capital stock of Fidelity consists of 10,000,000 shares of Fidelity Common Stock and 5,000,000 shares of Fidelity Preferred Stock. As of the date hereof, 2,317,000 shares of Fidelity Common Stock are issued and outstanding and no shares of Fidelity Preferred
Stock have been issued. All outstanding shares of Fidelity Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Fidelity Common Stock have been issued in violation of the preemptive rights of any person, firm or entity.

                  (c) Fidelity Subsidiaries. The Fidelity Disclosure Schedule lists each direct and indirect subsidiary of Fidelity, including the Bank (individually a "Fidelity Subsidiary" and collectively the "Fidelity Subsidiaries"). Each of the Fidelity Subsidiaries is duly organized, validly existing and in good standing under the laws of the respective jurisdiction under which it is organized, as set forth in the Fidelity Disclosure Schedule. Each Fidelity Subsidiary has all requisite power and authority and is duly qualified and licensed to conduct its business and operations as now being conducted and to own, lease and operate the properties and assets now owned or leased by it as presently operated. Each Fidelity Subsidiary is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a Material Adverse Effect on Fidelity and the Fidelity Subsidiaries, as a whole.

                  (d) Deposit Insurance. The deposits of the Bank are insured by the BIF to the maximum extent provided by law.

         4.02     Authority: No Violation.

                  (a) Authority. Each of Fidelity and the Bank has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and by the Plan of Conversion. The execution and delivery of this Agreement by each of Fidelity and the Bank and the consummation by them of the transactions contemplated hereby and by the Plan of Conversion have been duly and validly approved by the Boards of Directors of Fidelity and the Bank and no other corporate proceedings on the part of Fidelity are necessary for the due authorization of the Agreement and the consummation of the transactions contemplated hereby and by the Plan of
Conversion. Subject to receipt of all required approvals of Regulatory Authorities, this Agreement constitutes the valid and binding obligation of Fidelity, enforceable against Fidelity in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and subject, as to enforceability, to general principles of equity.

                  (b) No Conflict or Breach. Neither the execution and delivery of this Agreement by Fidelity nor the consummation of the transactions contemplated hereby and by the Plan of Conversion, will (i) violate, conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of Fidelity or the Articles of Incorporation, Charter or other organizing document or Bylaws of any Fidelity Subsidiary, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Fidelity or any Fidelity Subsidiary or to any of their properties or assets or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Fidelity or any Fidelity Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, commitment or other instrument or obligation to which Fidelity or any Fidelity Subsidiary is a party or by which Fidelity or any Fidelity Subsidiary or any of their properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults under this clause (iii) none of which, either individually or in the aggregate, will have a Material Adverse Effect on Fidelity and its Fidelity Subsidiaries, as a whole, or Fidelity's ability to perform any of its obligations under this Agreement.

         4.03 Consents. No consents or approvals of, notices to, exemptions or waivers by, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any third parties are necessary, in connection with the execution, delivery and performance of this Agreement by Fidelity and the consummation by Fidelity of the transactions contemplated hereby and by the Plan of Conversion, except for the approval of this Agreement and the Plan of Conversion by the OTS, the FDIC, and the Department.

         4.04 Legal Proceedings. Except as disclosed in the Fidelity Disclosure Schedule, neither Fidelity nor any Fidelity Subsidiary is a party to, and there are not pending, or, to their knowledge, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations or inquiries of any nature (i) against Fidelity or any Fidelity Subsidiary or their officers and directors; (ii) to which Fidelity's or any Fidelity Subsidiary's assets are subject; (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement; or (iv) which could adversely affect the ability of Fidelity to perform its obligations under this Agreement, except for any proceedings, claims actions, investigations or inquiries which, individually or in the aggregate, could not be reasonably expected to have Material Adverse Effect on Fidelity and the Fidelity Subsidiaries, as a whole.

         4.05 Information to be Supplied. The information supplied, or to be supplied, by Fidelity for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects.

         4.06 Representations True and Correct. No representations made by Fidelity in this Agreement or in the Fidelity Disclosure Schedule contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made not misleading. None of the information contained in any documents or reports provided by or for Fidelity to First Pennsylvania contains any untrue statements of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

         4.07 Proxy Statement / Prospectus. At the time the Proxy Statement / Prospectus is mailed to eligible members of First Pennsylvania and at all times subsequent to such mailing, up to and including the time of completion of the sale of Fidelity Common Stock to be sold in the Merger Conversion, such Proxy Statement / Prospectus (including any supplements thereto), with respect to all information relating specifically to Fidelity or the Bank, will:

                  (a) comply in all material respects with applicable provisions of the Exchange Act and the rules and regulations thereunder and the applicable rules and regulations of the OTS; and

                  (b) not contain any statement that, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to such matters that has become false or misleading.

                                    ARTICLE V
                            COVENANTS OF THE PARTIES
                            ------------------------

         5.01     Conduct of First Pennsylvania's Business.

                  (a) Ordinary Course. From the date of this Agreement to the Closing Date, First Pennsylvania will conduct its business and engage in transactions only in the ordinary course of business and consistent with past practice, except as otherwise required by this Agreement or with the prior written consent of Fidelity. First Pennsylvania will use its best efforts to (i) maintain and preserve intact its business organization, properties, assets, leases, employees and advantageous business relationships and retain the services of its officers and key employees; (ii) take no action that would adversely affect or delay the ability of First Pennsylvania, Fidelity or the Bank to obtain any necessary approvals, consents or waivers of the Regulatory Authorities required for the transactions contemplated hereby and by the Plan of Conversion or to perform its covenants and agreements on a timely basis under this Agreement and the Plan of Conversion; and (iii) take no action that is reasonably likely to have a Material Adverse Effect on First Pennsylvania. Without limiting the foregoing, from the date of this Agreement to the Closing Date, except as otherwise consented to or approved by Fidelity in writing or as permitted or required by this Agreement or the Plan of Conversion, First Pennsylvania will not:

                           (i) Compensation.  Grant any severance or termination
pay to (other than pursuant to the existing plans and policies of First Pennsylvania disclosed in Section 3.08(a) or 3.12 of the First Pennsylvania Disclosure Schedule), or enter into or amend any employment or severance agreement with, any employee, officer or director of First Pennsylvania, or increase the rate of compensation of the directors, officers and employees of First Pennsylvania;

                           (ii) Extraordinary Transactions. Merge or consolidate
with any other corporation or other entity, sell or lease all or any substantial portion of the assets or business of First Pennsylvania, make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization other than in connection with the collection of any loan or credit arrangement between First Pennsylvania and any other person, enter into a purchase and assumption transaction with respect to deposits and liabilities, permit the revocation or surrender by First Pennsylvania of its certificate of authority to maintain, or file an application for the relocation of, its existing offices or file an application for a certificate of authority to establish a new branch office;

                           (iii) Liens, Indebtedness  and  Other  Matters.  Sell
or otherwise dispose of any asset of First Pennsylvania other than in the ordinary course of business consistent with past practice, subject any asset of First Pennsylvania to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, transactions in "federal funds" and any lien, pledge, security interest or other encumbrance incurred in the ordinary course of business consistent with past practice which does not have or could not reasonably be expected to have a Material Adverse Effect on First Pennsylvania), modify in any material respect the manner in which First Pennsylvania has heretofore conducted its business, enter into any new line of business or incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

                           (iv) Representations and Warranties.  Take any action
which would result in any of the representations and warranties of First Pennsylvania set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VI hereof not being satisfied;

                           (v) Accounting  Matters.  Change any method, practice
or principle of accounting, or change any assumption underlying, or any method of calculation of, depreciation of any type of asset or establishment of any reserve or increase the provision or allowance for loan losses;

                           (vi) Modification   of  Agreements.  Waive,  release,
grant or transfer any rights of value or modify or change in any material respect any existing agreement to which First Pennsylvania is a party, other than in the ordinary course of business, consistent with past practice;

                           (vii) Employee Benefits Plans. Implement any pension,
retirement, profit sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or amend any existing plan or arrangement except as required by law or to the extent such amendments do not result in an increase in cost; and

                           (viii) Amendment of Organizational  Documents.  Amend
the Charter or Bylaws of First Pennsylvania except as may be required to effect the Merger Conversion.

                  (b) Specific Prohibitions.  For purposes of this Section 5.01, it shall not be considered in the ordinary course of business for First Pennsylvania to do any of the following: (i) make any capital expenditure of $10,000 or more not disclosed in Section 5.01(b) of the First Pennsylvania Disclosure Schedule without the prior written consent of Fidelity; (ii) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $25,000, other than pledges of assets to secure government deposits, sales of assets received in satisfaction of debts previously contracted in the normal course of business, issuance of loans, or transactions in the investment securities portfolio of First Pennsylvania or repurchase agreements made, in each case, in the ordinary course of business or (iii) undertake or enter into any lease, contract or other commitment for its account involving a payment by First Pennsylvania of more than $10,000 annually, or containing a material financial commitment and extending beyond six months from the date hereof, other than in the normal course of providing credit to customers as part of its banking business, and agreements for professional services incurred in connection with the transactions contemplated by this Agreement.

         5.02     Access: Confidentiality.

                  (a) Reasonable Access. From the date of this Agreement through the Closing Date, First Pennsylvania, on one hand, and Fidelity and the Bank, on the other hand, shall each afford to the other party and its authorized agents and representatives, reasonable access to their respective properties, assets, books and records and personnel, at reasonable hours following reasonable notice; and the officers of First Pennsylvania or Fidelity and the Bank, as the case may be, will furnish any party making such investigation with such financial and operating data and other information with respect to their respective businesses, properties, assets, books and records and personnel as the party making such investigation shall from time to time reasonably request. Neither First Pennsylvania, on one hand, nor Fidelity and the Bank, on the other hand, shall be required to provide access to or disclose information where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the proceeding sentence apply.

                  (b) Conduct of Investigation. Fidelity, the Bank and First Pennsylvania agree to conduct such investigation and discussions hereunder in a manner so as not to interfere unreasonably with normal operations and customer and employee relationships of the parties hereto.

                  (c) Confidentiality. All information furnished pursuant to this Agreement by each of First Pennsylvania, Fidelity or the Bank to the other shall be treated as the sole property of the furnishing party. If the transactions contemplated by this Agreement shall not be consummated, each party will, and will cause its agents to, return all documents, records or other materials containing, reflecting, referring to or prepared on the basis of such information to be kept confidential, except to the extent such information becomes public through no fault of Fidelity, the Bank or First Pennsylvania, as the case may be, or any of their representatives or agents and except to the extent disclosure of any such information is legally required. Each party shall give prompt notice to the other of any contemplated disclosure where such disclosure is so legally required.

         5.03     Regulatory Matters and Consents.

                  (a) Applications. Fidelity, the Bank and First Pennsylvania will prepare all Applications and make all filings for, and use their best efforts to obtain as promptly as practicable after the date hereof, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement.

                  (b) Required Information. Each of Fidelity and the Bank, on one hand, and First Pennsylvania, on the other hand, will furnish the other with all information concerning itself as may be necessary or advisable in connection with any Application or filing made by or on behalf of either party to any Regulatory Authority in connection with the transactions contemplated by this Agreement.

                  (c) Communications. Fidelity and the Bank, on one hand, and First Pennsylvania, on the other hand, will each promptly furnish the other with copies of written communications addressed to, or received by it from any Regulatory Authority in connection with the transactions contemplated hereby.

                  (d) Cooperation. Fidelity and the Bank, on one hand, and First Pennsylvania, on the other hand, will cooperate with each other in the preparation of all information and materials reasonably requested by the other party or necessary to effectuate the Merger Conversion, including: (i) the preparation and mailing of proxy materials (if applicable) and stock offering materials to the members of First Pennsylvania and others upon receipt of required regulatory approvals; (ii) the filing of all Applications and other required or reasonably requested materials with the Regulatory Authorities;
(iii) the taking of all actions reasonably necessary to obtain all required regulatory approvals; and (iv) obtaining a comfort letter from its accounting firm for use in connection with the Merger Conversion.

         5.04 Taking of Necessary Actions. Subject to the terms and conditions herein provided, and in addition to any specific agreements contained herein, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement upon all of the terms and conditions set forth herein.

         5.05 Employment Issues and Related Matters. Fidelity hereby agrees that:

                  (a) Employees. The Bank shall notify the employees of First Pennsylvania as soon as practical following its review of operations as to what the Bank's staffing requirements will be following the Closing Date. Prior to the Closing Date, the Bank will notify First Pennsylvania's employees of the offers for positions with the Bank at the current office of First Pennsylvania or at other Bank offices in the same geographic area. First Pennsylvania employees as of the Closing Date who are not retained by the Bank following the Closing Date, or who are offered a position and decline employment with the Bank, shall receive severance pay equal to two weeks of base pay for each full year of employment with First Pennsylvania, to a maximum of twenty weeks of pay (the "Severance Payment"). In the event that any of the First Pennsylvania employees who accept employment with the Bank are terminated by the Bank without cause within one year of the Closing Date, the Bank will make the same Severance Payment to the terminated employee. For purposes of determining the "base pay" for part-time employees of the Bank, Fidelity will use the average weekly cash compensation received by the part-time employee during the one- year period prior to the Closing Date. Employees of First Pennsylvania who are employed by the Bank shall continue to be employees "at will."

                  (b) Accumulated Vacation Time and Sick Time. First Pennsylvania employees who are not retained by the Bank or who decline employment with the Bank will receive a payment in the amount of their accumulated vacation time as of the Closing Date. Employees of First Pennsylvania who are employed by the Bank will have their unused vacation time transferred to the Bank. Any such First Pennsylvania employee retained by the Bank who is terminated without cause within one year following the Closing Date will be compensated in the amount of all unused vacation time. The employees of First Pennsylvania will not receive any compensation on or after the Closing Date for sick time accumulated before the Closing Date.

                  (c) Employee Benefits. All First Pennsylvania employees who become employees of Fidelity or the Bank will be eligible to participate in the same benefit plans and compensatory programs that are generally afforded to other employees of the Bank who hold similar positions, subject to the terms and conditions under which those plans and programs are made available to employees of the Bank;

provided that employment with First Pennsylvania shall be treated as employment with the Bank for purposes of determining eligibility and vesting under all benefit plans and programs.

                  (d) Survival. The agreements contained in this Section 5.05 shall survive the Closing Date.

         5.06 Officers and Directors of Fidelity and the Bank. The officers and directors of Fidelity immediately following the Closing Date shall be the same persons who served in these positions immediately prior to the Closing Date. The officers of the Bank immediately following the Closing Date shall be the same persons who served in these positions immediately prior to the Closing Date.

         5.07 No Solicitation. First Pennsylvania shall not nor shall it permit any officer, director or employee of First Pennsylvania, or any investment banker, attorney, accountant or other representative retained by First Pennsylvania to, directly or indirectly, solicit, encourage, initiate or engage in discussions or negotiations with, or respond favorably to requests for information, inquiries, or other communications from, any person other than Fidelity concerning the fact of, or the terms and conditions of, this Agreement, or concerning any acquisition of First Pennsylvania, or any assets or business of First Pennsylvania, except that First Pennsylvania's officers and directors may respond to inquiries from depositors and Regulatory Authorities in the ordinary course of business.

         5.08 Disclosure Obligations. Fidelity and First Pennsylvania shall each promptly advise the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein. Fidelity and First Pennsylvania shall each update any schedule provided pursuant to this Agreement as promptly as practicable after the occurrence of an event or fact which, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed on such schedule. The delivery of such additional schedules by a party shall not relieve such party from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the conditions set forth in Sections 6.01 and 6.02 hereof, as the case may be.

         5.09 Reorganization. Neither Fidelity, the Bank nor First Pennsylvania shall knowingly take any action that would, or is reasonably likely to, prevent or impede the Merger Conversion from qualifying as a reorganization under
Section 368(a) of the IRC or to cause the loss of any First Pennsylvania net operating losses that may be carried forward.

         5.10     First Pennsylvania Undertakings.  First Pennsylvania shall:

                  (a) Mutual-to-Stock Conversion. Take all actions necessary with the appropriate Regulatory Authorities and otherwise use its best efforts to cause the conversion of First Pennsylvania from a Pennsylvania-chartered mutual savings association to a Pennsylvania-chartered stock savings association;

                  (b) Phase I Environmental Audit. Permit Fidelity, if Fidelity elects to do so, at Fidelity's own expense, to cause a "Phase I environmental audit" to be performed at any physical location owned, leased or occupied by First Pennsylvania on the date hereof. In the event that such "Phase 1 environmental audit" reveals a Violation or Condition that would have a Material Adverse Effect, Fidelity may, without any further obligation hereunder, terminate this Agreement or elect, at its own expense, to perform a Phase II environmental audit;

                  (c) Delivery of Financial Statements. Deliver to Fidelity, as soon as practicable after the end of each fiscal year and/or calendar quarter the applicable First Pennsylvania Financials, which First

Pennsylvania Financials shall fairly reflect First Pennsylvania's financial condition and results of operations and cash flows for the periods presented; and

                  (d) Taxes. File all federal, state, and local tax returns required to be filed by First Pennsylvania on or before the date such returns are due (including any extensions) and pay all taxes shown to be due on such return on or before the date such payment is due.

         5.11 Public Announcements. Fidelity and First Pennsylvania shall mutually agree upon the form and substance of any press release related to this Agreement and the transactions contemplated hereby and upon the form and substances of other public disclosures related thereto, including without limitation, communications to First Pennsylvania depositors, First Pennsylvania internal announcements and customer disclosures, but nothing contained herein shall prohibit either party from making any disclosure that is required by law or that its counsel deems necessary.

         5.12     Indemnification.  Fidelity hereby agrees that:

         From and after the Closing Date, through the third anniversary of the Closing Date, Fidelity shall indemnify, defend and hold harmless the existing directors and officers of First Pennsylvania against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of First Pennsylvania, whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, at or after, the Closing Date ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby; except that no such person shall be entitled to indemnification where the act or failure to act is determined by a court to have constituted willful misconduct or recklessness or is otherwise prohibited by applicable state law. In the event of any such claim, action, suit, proceeding or investigation Fidelity shall have the right to assume the defense thereof and upon such assumption Fidelity shall not be liable to any party entitled to indemnification hereunder (an "Indemnified Party") for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if counsel for the Indemnified Parties reasonably advises that there are issues which raise conflicts of interest between Fidelity and such Indemnified Parties, Fidelity shall be obligated pursuant to this
Section 5.11 to pay the fees and expenses for only one firm of counsel for the Indemnified Parties in any jurisdiction, which counsel shall be reasonably satisfactory to the Indemnified Parties, unless counsel so chosen reasonably advises Fidelity that the use of one counsel for all Indemnified Parties would present such counsel with a conflict of interest. Fidelity shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). Any Indemnified Party wishing to claim indemnification under this Section 5.11, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Fidelity thereof, provided that the failure to so notify shall not affect the obligations of Fidelity under this Section 5.11 except to the extent such failure to notify materially prejudices Fidelity. The obligations set forth in this Section 5.11 are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each director and officer covered hereby.

                                   ARTICLE VI
                                   CONDITIONS
                                   ----------

         6.01 Conditions to First Pennsylvania's Obligations under this Agreement. The obligations of First Pennsylvania hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by First Pennsylvania pursuant to Section 8.03 hereof.

                  (a) Representations, Warranties and Covenants. The obligations of Fidelity and the Bank required by this Agreement to be performed by Fidelity or the Bank at or prior to the Closing Date shall have been duly performed and complied with in all material respects, except where the failure to perform or comply with such obligations would not, individually or in the aggregate, constitute (i) a Material Adverse Effect on Fidelity or (ii) a material adverse change in Fidelity's financial condition, results of operation or business from that represented herein; and the representations and warranties of Fidelity and the Bank set forth in this Agreement shall be true and correct as of the date of this Agreement, and (except as to any representation or warranty that specifically relates to an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to representations, warranties or covenants where the facts that cause the failure of any representations, warranties or covenants to be so true and correct would not, either individually or in the aggregate, constitute (i) a Material Adverse Effect on Fidelity or
(ii) a material adverse change in Fidelity's financial condition, results of operation or business from that represented herein.

                  (b) Approval by Members. This Agreement and the Plan of Conversion shall have been duly approved by the affirmative vote of the members of First Pennsylvania in accordance with applicable Pennsylvania law and OTS regulation.

                  (c) Approvals of Regulatory Authorities. All approvals of Regulatory Authorities required in connection with the transactions contemplated hereby shall have been received, including, without limitation, the approvals of the Regulatory Authorities referred to in Section 3.04 hereof, which approvals, in the good faith judgment of First Pennsylvania's Board of Directors, shall not impose (i) any term or condition that could reasonably be expected to have a Material Adverse Effect on First Pennsylvania or (ii) any condition or requirement that would, directly or indirectly, reduce the benefit of the transactions contemplated hereby to First Pennsylvania, its directors or employees; and all notice and waiting periods required thereunder shall have expired or been terminated.

                  (d) No Litigation or Injunction. There shall be no suit, action, or other proceeding initiated by any governmental agency seeking to enjoin or prohibit the consummation of the transactions contemplated hereby. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby.

                  (e) Officer's Certificate. Fidelity shall have delivered to First Pennsylvania a certificate, dated the Closing Date and signed, without personal liability, by its chairman or president, to the effect that the conditions set forth in subsection (a) of this Section 6.01 have been satisfied, to the best knowledge of the officer executing the same.

         6.02 Conditions to Fidelity's Obligations under this Agreement. The obligations of Fidelity hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by Fidelity pursuant to Section 8.03 hereof.

                  (a) Covenants, Representations and Warranties. The obligations of First Pennsylvania required by this Agreement to be performed by First Pennsylvania at or prior to the Closing Date shall have been duly performed and complied with in all material respects, except where the failure to perform or comply with such obligations would not, individually or in the aggregate, constitute (i) a Material Adverse Effect on First Pennsylvania or (ii) a material adverse change in First Pennsylvania's financial condition, results of operation or business from that represented herein; and the representations and warranties of First Pennsylvania set forth in this Agreement shall be true and correct as of the date of this Agreement, and (except as to any representation or warranty that specifically relates to an earlier date) as of the Closing Date as though made on and as of the Closing Date, except as to representations, warranties or covenants where the facts that cause the failure of any representations, warranties or covenants to be so true and correct would not, either individually or in the aggregate, constitute (i) a Material Adverse Effect on First Pennsylvania or (ii) a material adverse change in First Pennsylvania's financial condition, results of operation or business from that represented herein.

                  (b) Approval by Members. This Agreement and the Plan of Conversion shall have been duly approved by the affirmative vote of the members of First Pennsylvania in accordance with applicable Pennsylvania law and OTS regulation.

                  (c) Approvals of Regulatory Authorities. All approvals of Regulatory Authorities required in connection with the transactions contemplated hereby shall have been received, including, without limitation, the approvals of the Regulatory Authorities referred to in Section 4.03 hereof, which approvals, in the good faith judgment of Fidelity's Board of Directors, shall not impose
(i) any term or condition that could reasonably be expected to have a Material Adverse Effect on Fidelity and the Fidelity Subsidiaries, taken as a whole or
(ii) any condition or requirement that would, directly or indirectly, reduce the benefit of the transactions contemplated hereby to Fidelity, its directors or employees; and all notice and waiting periods required thereunder shall have expired or been terminated.

                  (d) No Litigation or Injunction. There shall be no suit, action, or other proceeding initiated by any governmental agency seeking to enjoin the consummation of the transactions contemplated hereby or by the Plan of Conversion. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby or by the Plan of Conversion.

                  (e) No Material Adverse Change. Except as disclosed in Exhibit
3.07 of the First Pennsylvania Disclosure Schedule as of the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to First Pennsylvania since December 31, 2001.

                  (f) Officer's Certificate. First Pennsylvania shall have delivered to Fidelity a certificate, dated the Closing Date and signed, without personal liability, by its chairman of the board or president to the effect that the conditions set forth in subsection (a) of this Section 6.02 have been satisfied, to the best knowledge of the officer executing the same.

                  (g) Tax Opinion. Fidelity shall have received an opinion of counsel to Fidelity that the Merger Conversion shall qualify as a tax-free reorganization under the provisions of Section 368(a) of the IRC for federal tax income purposes.

                  (h) Phase I Environmental Audit Results. The results of any "Phase I environmental audit" conducted pursuant to Section 5.10(a)(ii) hereof shall be reasonably satisfactory to Fidelity.

                                   ARTICLE VII
                        TERMINATION, WAIVER AND AMENDMENT
                        ---------------------------------

         7.01 Termination. This Agreement may be terminated and the Merger Conversion abandoned on or at any time prior to the Closing Date:

                  (a) Mutual Consent. By the mutual written consent of the parties hereto, if the Board of Directors of each of First Pennsylvania and Fidelity so determines by vote of a majority of the members of its entire Board; or

                 (b) Unilateral Termination.  By Fidelity or First Pennsylvania:

                           (i) if there  shall  have been any material breach of
any representation, warranty, covenant or other obligation of Fidelity, on the one hand, or First Pennsylvania, on the other hand, and such breach cannot be, or shall not have been, remedied within thirty (30) days after receipt by such other party of notice in writing specifying the nature of such breach and requesting that it be remedied; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01 unless the breach of the representation, warranty or covenant would entitle the party receiving such representation or warranty or benefited by such covenant not to consummate the transactions contemplated hereby under Section 6.01 (a) (in the case of a breach of representation or warranty or covenant by Fidelity) or
Section 6.02(a) (in the case of a breach of representation or warranty or covenant by First Pennsylvania);

                           (ii)  if  the  Closing  Date  shall not have occurred
prior to December 31, 2002, which date shall be subject to extension by mutual consent, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth in this Agreement required to be performed or observed by such party on or before the Closing Date;

                           (iii)  if final action has been taken by a Regulatory
Authority whose approval is required in connection with this Agreement and the Plan of Conversion and the transactions contemplated hereby and thereby, which final action (a) has become unappealable and/or (b) does not approve or objects to this Agreement (in whole or in part) or the Plan of Conversion or the transactions contemplated hereby or thereby;

                          (iv)   if  the  approval  of  the   members  of  First
Pennsylvania required for the consummation of the Merger Conversion shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of members, or at any adjournment or postponement thereof;

                          (v)   if any court of competent  jurisdiction or other
governmental authority shall have issued an order, decree, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

                          (vi) in the event that any of the conditions precedent
to the obligations of Fidelity, on the one hand, or First Pennsylvania, on the other hand, to consummate the transactions contemplated by this Agreement cannot be satisfied or fulfilled by the date specified in Section 7.01(b)(ii) of this Agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein).

         7.02 Effect of Termination. If this Agreement is terminated pursuant to
Section 7.01 hereof, this Agreement shall forthwith become void (other than Section 5.02(c) and Section 8.01 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of Fidelity or First Pennsylvania to the other, except for any liability of Fidelity or First Pennsylvania arising out of a willful breach of any provision contained in this Agreement. If this Agreement is terminated pursuant to Sections 7.01(b)(iii) or 7.01(b)(v) hereof because the condition set forth in Section 6.01(b)(ii) is not satisfied, this Agreement shall forthwith become void and unenforceable against either party (other than Section 5.02(c), which shall remain in full force and effect), and there shall be no further liability on the part of Fidelity or First Pennsylvania to the other, except for any liability of Fidelity or First Pennsylvania arising out of a willful breach of any provision contained in this Agreement.

                                  ARTICLE VIII
                                  MISCELLANEOUS
                                  -------------

         8.01 Expenses. Each party will pay its own expenses in connection with the preparation of this Agreement. If the transactions contemplated by this Agreement are not consummated, except as set forth below in this Section 8.01, each party hereto shall bear and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby including filing fees, legal fees, accounting fees and other expenses.

         8.02 Non-Survival of Representations, Warranties and Covenants. All representations, warranties, agreements and covenants shall terminate on the Closing Date, except to the extent specifically provided otherwise herein. No representation, warranty or covenant shall be interpreted or construed to confer rights upon any third party except the covenants of Fidelity contained in
Section 5.11 hereof regarding indemnification.

         8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may (a) amend, restate or supplement this Agreement; (b) extend the time for the performance of any of the obligations or other acts of either party hereto; (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise. This Agreement may not be amended except by an instrument in writing signed by duly authorized officers on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

         8.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written or oral with respect to its subject matter. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, except as provided in Section 5.11 regarding indemnification, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities.

         8.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

         8.06 Notices. All notices or other communications hereunder shall be, in writing and shall be deemed given if delivered personally, mailed by prepaid registered or certified mail (return receipt requested), sent by overnight national delivery service or sent by telecopy, confirmation received, addressed as follows or addressed to such other address as may be specified by any party in a notice delivered pursuant to this Section 8.06:


If to Fidelity or the Bank, to:                         With a copy to:

William L. Windisch                                     Samuel J. Malizia, Esq.
Chief Executive Officer and Chairman of the Board       1100 New York Ave., NW
Fidelity Bancorp, Inc.                                  Suite 340 West
1009 Perry Highway                                      Washington, DC, 20005
Pittsburgh, Pennsylvania 15237-2105                     Facsimile: (412) 364-6504
Facsimile: (412) 364-6504



If to First Pennsylvania, to:                           With a copy to:

Salvatore P. Conte                                      Robert B. Shust, Esq.
President and Chief Executive Officer                   Tener, Van Kirk, Wolf & Moore, P.C.
First Pennsylvania Savings Association                  920 Oliver Building
1729 Lowrie Street                                      Pittsburgh, PA 15222-2368
Pittsburgh, Pennsylvania 15212-4398                     Facsimile: (412) 281-6115
Facsimile: (412) 231-6999

         8.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         8.08 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute one instrument.

         8.09 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein unless the deletion of such provision or provisions would result in such a material change as to cause continued performance of this Agreement as contemplated herein to be unreasonable or materially and adversely frustrate the objectives of the parties as expressed in this Agreement.

         8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without reference to its conflicts of laws principles, and with the laws of the United States, as applicable.

================================================================================     ===============================================

You should rely only on the information contained in this document. Fidelity has not authorized anyone to provide you with information that is different. This document does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Fidelity may change after the date of this prospectus. Delivery of this document and the sales of shares made hereunder does not mean otherwise.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Summary....................................................................    2
Risk Factors...............................................................    6
Selected Financial Highlights of Fidelity..................................    9
Fidelity's Recent Developments..............................................  11
Selected Financial Highlights of First Pennsylvania.........................  16
First Pennsylvania's Recent Developments....................................  18            FIDELITY BANCORP, INC.
The Merger Conversion.......................................................  22
The Offering................................................................  26
Acquisition of First Pennsylvania...........................................  38
Fidelity....................................................................  40
Fidelity Bank...............................................................  40
Use of Proceeds.............................................................  41            -----------------------
Dividend Policy.............................................................  41
Market for the Common Stock.................................................  41                 PROSPECTUS
Capitalization..............................................................  43
Pro Forma Data..............................................................  44            -----------------------
Fidelity's Management's Discussion
   and Analysis of Financial Condition
   and Results of Operations................................................  47
Business of Fidelity Bank...................................................  69
Regulation..................................................................  89
Taxation....................................................................  94
Management of Fidelity......................................................  96
First Pennsylvania Management's
   Discussion and Analysis of Financial
   Condition and Results of Operations...................................... 104
Business of First Pennsylvania.............................................. 112                November 12, 2002
Regulation.................................................................. 126
Taxation.................................................................... 126
Management of First Pennsylvania............................................ 127
Restrictions on Acquisition of Fidelity..................................... 127     THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS
Description of Capital Stock of Fidelity.................................... 128     ACCOUNTS AND ARE NOT FEDERALLY ISNURED OR
Legal and Tax Opinions...................................................... 129     GUARANTEED.
Experts..................................................................... 129
Registration Requirements................................................... 129
Where You Can Find Additional Information................................... 129
Index to Fidelity's Financial Statements.....................................  F
Index to First Pennsylvania's Financial Statements...........................  G
Amended and Restated Agreement and
   Plan of Merger Conversion........................................... Appendix

Until the later of December 17, 2002 or 25 days after commencement of the offering, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================     ===============================================
